The registrant is submitting this draft registration statement confidentially as an “emerging growth company”
pursuant to Section 6(e) of the Securities Act of 1933.
As submitted confidentially to the Securities and Exchange Commission on March 19, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11
REGISTRATION STATEMENT
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

RIVERBANC MULTIFAMILY INVESTORS, INC.
(Exact name of registrant as specified in its charter)

227 West Trade Street
Suite 900
Charlotte, North Carolina 28202
(980) 224-4180
(Address, including zip code, and telephone number, including area code, of the registrant’s principal executive offices)

Copies to:

Kevin Donlon
RiverBanc Multifamily Investors, Inc.
227 West Trade Street
Suite 900
Charlotte, North Carolina 28202
(980) 224-4180
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Christopher C. Green, Esq.
Mark W. Wickersham, Esq.
Hunton & Williams LLP
Bank of America Plaza, Suite 4100
600 Peachtree Street, NE
Atlanta, Georgia 30308
(404) 888-4000
(404) 888-4190

Approximate date of commencement of proposed sale to public: As soon as practicable after the effectiveness of the registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filed	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value per share	$	$

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that may be purchased by the underwriters solely to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 19, 2015

PROSPECTUS

          Shares

RIVERBANC MULTIFAMILY INVESTORS, INC.

Common Stock

RiverBanc Multifamily Investors, Inc. is a Maryland corporation recently formed to acquire and manage private investments in multifamily apartment communities. We make our investments in the form of joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, multifamily apartment properties. Upon completion of this offering and our formation transactions, we will own investments in, or mezzanine loans secured by, an aggregate of 15 multifamily apartment properties with an aggregate of 5,215 apartment units and will be externally managed and advised by RiverBanc LLC, an investment management firm and registered investment advisor.

This is our initial public offering. We are selling           shares of our common stock, $0.01 par value per share. We expect the public offering price to be $       per share. Currently, no public market exists for the shares. We intend to apply to list our common stock on the NASDAQ Global Market, or NASDAQ, under the symbol “RMI.”

We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2015. Shares of our common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, except that New York Mortgage Trust, Inc. may own up to % of the shares of our common stock as long as it continues to qualify as a REIT. In addition, our charter contains certain various other restrictions on the ownership and transfer of shares of our stock. See “Description of Our Capital Stock—Restriction on Ownership and Transfer.”

We are an “emerging growth company” under the federal securities laws and are eligible for certain reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 23 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for additional disclosure regarding the underwriting discounts and commissions and other expenses payable to the underwriters by us.

We have granted the underwriters a 30-day option to purchase up        to additional shares of our common stock at the public offering price, less the underwriting discounts and commissions, to cover overallotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions payable by us will be $       and our total proceeds, before expenses, will be $      .

Delivery of the shares of our common stock in book-entry form will be made on or about             , 2015.

Sole Book-Running Manager

Prospectus Dated             , 2015

You should rely only upon the information contained in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

Until                   , 2015 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Industry and Market Data

We use industry forecasts and projections and market data throughout this prospectus, including data from publicly available information and industry publications. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there can be no assurance that any of the projections will be achieved. We believe that the surveys and market research others have performed are reliable, but we have not independently verified this information, and the accuracy and completeness of the information are not guaranteed.

i

PROSPECTUS SUMMARY

This summary highlights key aspects of this offering. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical and pro forma financial statements, including the related notes thereto, appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us before investing in shares of our common stock.

Unless the context otherwise requires or indicates, references in this prospectus to “we,” “us,” “our,” “the company,” “our company” and “RMI” refer to RiverBanc Multifamily Investors, Inc., a Maryland corporation, together with its consolidated subsidiaries, including RiverBanc Multifamily LP, a Delaware limited partnership, which we refer to in this prospectus as our “operating partnership,” and RB Multifamily Investors LLC, a Delaware limited liability company, which will become a subsidiary of our operating partnership upon completion of this offering and our formation transactions and which we refer to as “our predecessor.” We refer to RiverBanc LLC, a North Carolina limited liability company and our external manager, as our “Manager.” We use the terms “multifamily apartment properties” and “multifamily apartment communities” interchangeably in this prospectus. The historical operations described in this prospectus refer to the historical operations of our predecessor. We have generally described the business operations in this prospectus as if the historical operations of our predecessor were conducted by us.

Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that (i) our formation transactions, described in detail elsewhere in this prospectus, have been completed; (ii) the underwriters’ option to purchase up to additional shares of our common stock to cover overallotments, if any, is not exercised; (iii) the shares of our common stock to be sold in this offering are sold at $          per share, which is the estimated public offering price per share set forth on the front cover of this prospectus; and (iv) the value of each share of our common stock issuable in our formation transactions is equivalent to the initial public offering price of one share of our common stock.

Our Company

Overview

RiverBanc Multifamily Investors, Inc. was recently formed to acquire and manage private investments in multifamily apartment communities. We make our investments principally in the form of joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, multifamily apartment properties. We are externally managed and advised by our Manager, RiverBanc LLC, an investment management firm and registered investment advisor.

We were formed to succeed the business of our predecessor, RB Multifamily Investors LLC. From its inception in July 2013 to February 28, 2015, our predecessor has received aggregate equity investments of approximately $69 million from affiliates of Ellington Management Group, L.L.C., or Ellington, and our founders, which include our Chief Executive Officer, Kevin Donlon, New York Mortgage Trust, Inc., or NYMT, a real estate investment trust, or REIT, that trades on the NASDAQ, and JMP Holding LLC, or JMP, an affiliate of JMP Group Inc., a full-service investment banking and asset management firm that trades on the New York Stock Exchange, or NYSE. We refer to Mr. Donlon, NYMT and JMP, collectively, as the “contributing investors” and our founders.

As part of our formation transactions, which will be consummated concurrently with this offering, we will issue an aggregate of           shares of our common stock to: (i) acquire from the contributing investors 100% of the common equity interests and certain preferred equity interests (having an aggregate liquidation preference of $         ) in our predecessor, which owns joint venture equity interests in five multifamily apartment properties, a preferred equity interest in one multifamily apartment property and three mezzanine loans secured by three multifamily apartment properties (collectively, our “Predecessor Investment Portfolio”); and (ii) acquire from an affiliate of NYMT a portfolio of five preferred equity investments in five multifamily apartment properties and one mezzanine loan secured by one multifamily apartment property (collectively, the “NYMT

Contributed Assets”). We refer to these transactions as our formation transactions and to these 15 investments that comprise the Predecessor Investment Portfolio and the NYMT Contributed Assets collectively as our Initial Portfolio. The investments that will comprise our Initial Portfolio are managed directly by our Manager, which is 100% owned directly or indirectly by the contributing investors. Upon completion of this offering and our formation transactions, Ellington will continue to hold preferred equity interests (having an aggregate liquidation preference of approximately $          million) in our predecessor.

We will elect and intend to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2015. In addition, we intend to maintain our exclusion from registration under the Investment Company Act of 1940, as amended, or the Investment Company Act.

Business Objectives

Our primary business objective is to generate attractive, risk-adjusted current income and total returns for our stockholders. In order to achieve our objective, we seek to:

•	Focus on the multifamily housing sector, which we believe is the most attractive commercial real estate asset class;
•	Preserve, protect and grow our capital on a tax-efficient basis by acquiring interests in multifamily apartment properties with unique or compelling attributes that provide an opportunity for value creation and improved returns through capital improvements or enhanced management practices;
•	Provide stable dividends to our stockholders by allocating a significant portion of our capital to preferred equity or debt investments that can insulate our income stream from market downturns; and
•	Opportunistically manage and rebalance our investment portfolio to achieve an attractive risk and reward profile throughout various market cycles.

Investment Highlights

•	Significant existing portfolio. Our Initial Portfolio is comprised of investments directly in or secured by 15 multifamily apartment properties with an aggregate of 5,215 apartment units, which provides immediate cash flow and investment diversity.
•	Stable current income. We expect our Initial Portfolio and future investments in multifamily apartment properties to provide a durable source of cash flow for distributions to our stockholders due to the scale and diversity of our tenant base and the fixed income structure of many of our investments.
•	Diverse investment portfolio of joint venture equity and high-yield fixed income investments. In addition to joint venture equity investments, which generally represent a common equity investment in a joint venture that owns a multifamily apartment community, our Initial Portfolio includes preferred equity investments and mezzanine loans, which we believe can provide downside protection due to the seniority of such investments to our operating partners’ equity capital.
•	Potential for capital appreciation through a property-level value-add approach. We believe many properties owned by entities in which we have a joint venture equity investment provide the opportunity for significant rental rate increases through improved management practices and long-term value appreciation through capital improvements.
•	Management team alignment. Unlike some externally managed REITs that pay their external managers large up-front acquisition fees and ongoing management fees based on assets, our Manager will not receive any acquisition or financing fees from us. Also, incentive fees will be paid to our Manager only if our stockholders achieve a % return, and the incentive fee will be calculated based on core funds from operations, or

Core FFO. In addition, upon completion of this offering and consummation of our formation transactions, the contributing investors and their affiliates will own approximately          % of our outstanding common stock on a fully diluted basis. We believe that the ownership of our common stock directly or indirectly by our founders and the owners of our Manager will further align our Manager’s interests with those of our stockholders.

•	Tax advantages. Because of the structure of our formation transactions and the fact that all of our predecessor’s joint venture investments have been made within the past two years, and the majority were made within the past 12 months, we expect that our adjusted tax basis in the real property in which we indirectly own an interest will be at or near the fair market value of the property. Consequently, our depreciation deductions from those properties will be higher than would be the case if we acquired our indirect interest in those properties in a carryover basis transaction or if our predecessor had already claimed material depreciation deductions with respect to those properties. Because of the significant depreciation deductions we expect to receive from those properties, we anticipate that a large portion of the distributions paid by us in the near term will not be taxable to stockholders.

The Market Opportunity in Multifamily Real Estate

We believe multifamily apartment communities offer the most compelling commercial real estate investment opportunity when both risk and reward are considered. We believe the factors and trends listed below support our conclusion:

•	Large-scale investment opportunity. According to the National Multifamily Housing Council, the U.S. has approximately $2.5 trillion of multifamily apartment properties with the transaction volume in this property market reaching $110 billion in 2014. The multifamily apartment real estate market is the first property sector to reach this milestone. Continued high transaction volume in this market is expected to provide a robust investment environment that fits our investment strategy.
•	Continuing robust demand from apartment renters. Employment growth and new household formation are the top drivers of increased demand for apartments. Employers added an average of 246,000 jobs per month in the U.S. during 2014 according to the U.S. Department of Labor.
•	Supply shortage. According to the U.S. Census Bureau’s 2013 American Community Survey, nearly 69% of U.S. rental properties were built before 1980. With approximately 6% of all units in the multifamily apartment market retired each year, we believe the demand for apartment units could exceed supply by as many as approximately 1.5 million apartment units.
•	Diverse and durable income stream. Investments in multifamily apartment properties differ from commercial real estate investments because of the short-term nature of the leases, the larger number of individual leases and the fact that the leases are for households and not businesses. We believe these characteristics mitigate many of the risks of commercial real estate investments by generally providing more stable rental demand, more flexibility to increase rental rates, the ability to diversify risk among numerous tenants and lower and more predictable costs of replacing tenants.
•	Federal government support for the multifamily housing industry. The U.S. federal government utilizes Fannie Mae, Freddie Mac and the Federal Housing Administration, or FHA, as tools to support the overall availability and affordability of the U.S. housing market, including multifamily apartment properties. We believe that the stabilizing role these agencies play in the U.S. multifamily housing market materially mitigates the risk of multifamily apartment properties as compared to other property types.

Our Investment Strategy

Real Estate Private Equity Business Model

We intend to position our company in the marketplace, like our predecessor, as a real estate private equity investor focused on debt and equity transactions involving multifamily apartment communities. We do not seek to be the sole owner and day-to-day manager of properties. Rather, we intend to participate as a “capital partner” by lending to or co-investing alongside a project-level sponsor that has already identified an attractive investment opportunity.

We believe our investment strategy will provide attractive risk-adjusted returns to our company and our stockholders over both the short- and long-term investment horizons for the following reasons:

•	We expect a wide variety of potential operating partners to present numerous investment opportunities to us annually, allowing us to be selective in terms of both property transactions and our operating partners and to source new investments opportunistically;
•	Our operating partners contribute to our local market knowledge, operating expertise and transaction sourcing network;
•	We are able to opportunistically diversify our investments across numerous geographic markets, investment structures and operating partners, providing us the ability for thoughtful portfolio construction;
•	We benefit from the scale and efficiencies of best-in-class third-party property management, and can quickly replace our on-site managers if they do not perform; and
•	Structured equity or debt investing, as opposed to whole-property ownership, can allow us to negotiate terms or features in transactions that we believe provide additional principal protection and more stable returns.

Middle Market Investment Opportunities

We intend to focus on middle market investments, which we generally define as multifamily apartment properties having market values between $15 million and $75 million and requiring between $3 million and $16 million of total equity or subordinate debt capital. We believe there are opportunities for above-market returns by investing in middle market properties that are not pursued by larger capital markets investors. Because institutional funding sources (such as life insurance companies, banks and conduits) tend to pursue higher-end properties and top-tier markets along the U.S. east and west coasts, middle-market project sponsors in smaller markets have greater difficulty arranging private capital, especially in times of economic stress. We believe our focus on these middle market transactions differentiates us from many of our competitors and our Manager has extensive experience with these assets.

Garden-style Apartment Communities

The majority of the multifamily apartment properties in which we expect to invest are garden-style apartment properties that consist of over 200 units with on-site dedicated leasing and management. “Garden-style” properties are predominantly wood-frame construction with surface parking and no elevators, providing for lower capital costs for owners when compared to mid- and high-rise multifamily apartment properties. These properties attract tenants by offering large amenity packages that often include swimming pools, fitness centers, business centers, clubhouses and security gates. These properties are also characterized by lower density (on average, approximately 20 units per acre) and more open “green space.” We believe garden-style apartment properties generally cater to middle-class renters, the largest and most diverse multifamily renter segment in the U.S., currently comprising over 60% of the U.S. renter pool.

Properties That Have Existing Cash Flow with Upside

We generally pursue existing apartment buildings that have in-place cash flow. In addition, we seek investments having unique or compelling attributes that provide an opportunity for value creation and increased returns through the combination of better management or capital improvements that will lead to net cash flow growth and capital gains. Generally, we seek to invest in properties that are:

•	located in a particularly dynamic submarket with strong prospects for rental growth;
•	located in smaller markets that are underserved and more attractively priced;
•	poorly managed by the previous owner, creating an opportunity for overall net income growth through better management practices;
•	undercapitalized and may benefit from an investment in physical improvements; or
•	highly stable and are suitably positioned to support high-yield preferred equity or mezzanine debt within their capital structure.

Pursue Privately Negotiated and Off-Market Transactions

We believe that our Manager’s dedicated acquisition team has a network of industry relationships throughout the U.S. that will allow us to pursue many potential investment opportunities through privately negotiated, off-market or lightly marketed transactions, including directly through a project-level sponsor. Off-market and lightly marketed transactions are characterized by a lack of a formal marketing process and a lack of widely disseminated marketing materials. We believe off-market and lightly marketed transactions can be more attractive than investments sourced through auction or capital markets intermediaries, as those widely marketed types of transactions often price at a higher level than off-market transactions.

Partner with Experienced Operators

We recognize the importance of a strong local operating partner that can bring local market knowledge and day-to-day involvement on site. Our Manager has existing relationships with multiple operating partners who may provide attractive investment opportunities to us in the future.

We intend to continue investing with our existing operating partners, and also to pursue new relationships with successful real estate entrepreneurs in order to identify attractive investment opportunities for our portfolio. We will generally seek experienced property-level operators or real estate entrepreneurs who have the ability to identify and manage strong investment opportunities, but who may lack the financial resources to fully fund the capital needed for a property acquisition. In our Manager’s experience, regional operating partners can provide superior oversight as co-investors in the property. Our Manager’s asset management team will work with our operating partners to oversee the implementation of each property’s business plan, including budgeting, capital expenditures and improved management practices.

We will require each of our operating partners to materially co-invest in any investment we make. Our common equity investments in joint ventures that own multifamily apartment properties represent between 50% and 95% of the total equity capital contributed to the joint venture which is subordinate to any senior mortgage on the property, with our operating partner providing the balance of the equity capital, and we expect our future investments to have similar investment percentages. Our preferred equity investments and mezzanine loans typically require that our operating partner contribute approximately 25% to 50% of the capital that is subordinate to the senior loan on, and to our investment in, the property. We believe that requiring our operating partners to materially co-invest with us creates a significant incentive for our operating partners to increase operating income and property value through operational changes and property enhancements, aligning their interests with ours.

Investment Types

We expect to invest in multifamily apartment communities through various positions within the capital structure of each property-owning entity. As we originate or select investments for our investment portfolio, we intend to evaluate the risks and benefits of each investment while taking into consideration our portfolio’s overall composition of investment structures. In general terms, the typical investment structures that we will pursue will be in the form of joint venture equity, preferred equity and mezzanine loans.

Our Investment Process

Identification of New Investments

Our Manager will be responsible for sourcing all new investments for us. Our Manager will identify specific investments to determine whether they meet our total return and credit parameters. Our Manager regularly interfaces with real estate sponsors, entrepreneurs, operators, brokers and other intermediaries to identify investment opportunities, with a particular focus on off-market transactions. Our Manager’s strategy is to cast a very wide net, review as many opportunities as possible, and select the most attractive investments for further discussions and analysis. We believe the opportunity to review many different proposals greatly increases our overall market intelligence and provides perspective into the operations of potential competitors.

When evaluating potential new investments, our Manager will generally consider the following factors, among others:

•	whether the subject property is located in a strategically targeted market;
•	income levels and employment growth trends in the relevant market;
•	the location, construction quality, condition and design of the property;
•	the current and projected cash flow of the property;
•	the occupancy and demand by residents for properties of a similar type in the vicinity (the overall market and submarket); and
•	the prospects for liquidity through sale, financing or refinancing of the property.

Due Diligence

We believe that a thorough and thoughtful due diligence process is critical to our investment process. Our Manager applies a bottom-up approach to identify property strengths and mitigate potential transaction risks, including analyzing or conducting any or all of the following: detailed site inspections of both the target property and local competitors, in-depth property cash flow modeling, third-party appraisals, engineering and environmental assessments, operating partner background checks and outside counsel review of transaction documentation.

Ongoing Portfolio Management

Risk management has been and will be a fundamental principle in our Manager’s construction of our Initial Portfolio and in the management of each new investment we make in the future. Our Manager employs a dedicated team of professionals, separate and apart from its investment team, to oversee and enhance the performance of our investments. Procedures for ongoing investment management include routine visits to portfolio properties to assess property physical condition, the performance of on-site staff and activity in the submarket. Our Manager also formulates annual budgets and performance goals alongside our operating partners, and measures investment performance on a regular basis.

Our Initial Portfolio

The following table presents an overview of our Initial Portfolio, based on information as of December 31, 2014, unless otherwise indicated.

For purposes of this prospectus, the terms “joint venture properties” and “joint venture investments” denote the properties in which we hold a common equity interest through a joint venture with an operating partner and our common equity investment in a joint venture property, respectively.

Property Name	Date of Investment	Ownership Interest	Return Structure	Required Redemption or Maturity Date
Joint Venture Investments:
Houston Property(1)	09/23/2013	78%	Variable distribution based on property performance	none
Raleigh/Durham Property(1)	06/27/2014	85%	Variable distribution based on property performance	none
Myrtle Beach Property(1)	10/07/2014	80%	Variable distribution based on property performance	none
Savannah Property(1)	11/17/2014	90%	Variable distribution based on property performance	none
Orlando Property(1)	01/08/2015	80%	Variable distribution based on property performance	none
Preferred Equity Investments:
Austin I Property(1)	10/29/2014	Preferred Partnership Interest	Fixed accrual rate of 12.0%	11/02/2021
Louisville Property(2)	12/17/2014	Preferred Partnership Interest	Fixed accrual rate of 12.5%	12/17/2024
Midland Property(2)	06/30/2014	Preferred Partnership Interest	Fixed accrual rate of 12.0%	6/30/2024
Greenville Property(2)	(3)	Preferred Partnership Interest	Fixed accrual rate of 12.0%	(6)
Austin II Property(2)	(5)	Preferred Partnership Interest	Fixed accrual rate of 12.25%	(4)
Austin III Property(2)	(3)	Preferred Partnership Interest	Fixed accrual rate of 12.0%	(4)
Mezzanine Loan Investments:
Austin IV Property(1)	07/01/2014	Mezzanine Loan	Fixed accrual rate of 13.5%	11/01/2023
San Antonio Property(1)	07/01/2014	Mezzanine Loan	Fixed accrual rate of 13.5%	11/01/2023
Atlanta Property(1)	01/30/2015	Mezzanine Loan	Fixed accrual rate of 12.0%	04/01/2025
Lexington Property(2)	(7)	Mezzanine Loan	Fixed accrual rate of 12.0%	(4)

(1)	This investment is part of the Predecessor Investment Portfolio.
(2)	This investment is one of the NYMT Contributed Assets.
(3)	NYMT has this investment under contract to acquire, with closing by NYMT expected on April 30, 2015.
(4)	Redemption will occur on or about ten years from the closing date.
(5)	NYMT has this investment under contract to acquire, with closing by NYMT expected on April 20, 2015.
(6)	Redemption will occur on or about seven years from the closing date.
(7)	NYMT has this investment under contract to acquire, with closing by NYMT expected on May 15, 2015.

Property Name	Location	Market	Number of Units	Average Unit Size (Sq. Ft.)	Year Built	Average Effective Monthly Rent Per Unit(1)	% Physically Occupied as of December 31, 2014(2)(3)
Joint Venture Investments:
Houston Property	Katy, TX	Houston, TX	291	772	2001	$952	96.2%
Raleigh/Durham Property	Durham, NC	Raleigh/Durham, NC	268	1,003	2001	$975	92.4%
Myrtle Beach Property	Little River, SC	Myrtle Beach, SC	168	957	2000	$726	96.4%
Savannah Property	Pooler, GA	Savannah, GA	325	1,122	2014	$1,093	78.8%
Orlando Property	Lake Mary, FL	Orlando, FL	284	918	1998	$934	94.5%
Subtotal/Weighted Average	5 investments		1,336	958		$959	90.9%
Preferred Equity Investments:
Austin I Property	Austin, TX	Austin, TX	1,072	823	1995-1999	$1,033	94.0%
Louisville Property	Louisville, KY	Louisville, KY	256	921	1988	$843	93.4%
Midland Property	Midland, TX	Midland, TX	352	746	1982	$1,140	93.5%
Greenville Property	Simpsonville, SC	Greenville, SC	223	946	2009	(4)	(4)
Austin II Property	Austin, TX	Austin, TX	450	893	2002	(4)	(4)
Austin III Property	Austin, TX	Austin, TX	460	998	2004	(4)	(4)
Subtotal/Weighted Average	6 investments		2,813	872
Mezzanine Loan Investments:
Austin IV Property	Austin, TX	Austin, TX	300	798	2001	$829	95.7%
San Antonio Property	San Antonio, TX	San Antonio, TX	200	833	1999	$781	91.5%
Atlanta Property	Lawrenceville, GA	Atlanta, GA	248	1,093	2013	(4)	(4)
Lexington Property	Lexington, KY	Lexington, KY	318	861	1996	(4)	(4)
Subtotal/Weighted Average	4 investments		1,066	892
Grand Total	15 investments		5,215	898

(1)	Average effective monthly rent per unit is equal to (i) the gross potential rent minus any tenant concessions for the applicable year divided by (ii) the total number of units. Any information related to the period prior to our acquisition is from the previous owner’s financial statements. For the year of acquisition, if there was any period of missing data, the rental information was annualized from the available data.
(2)	Percentage physically occupied is equal to the number of occupied units divided by the total number of units.
(3)	For the Savannah Property and the Midland Property, percentage physically occupied is as of December 2014. For the Orlando Property, percentage physically occupied is as of August 2014. For the Louisville Property, percentage physically occupied is as of November 2014.
(4)	The investment in the property was or will be acquired by our predecessor or its affiliates or an affiliate of NYMT subsequent to December 31, 2014. As a result, we do not have historical information relating to monthly rent or occupancy prior to or as of December 31, 2014.

Summary Risk Factors

Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under “Risk Factors” prior to making an investment in our common stock. Such risks include, but are not limited to:

•	We have no operating history and may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.
•	Our Initial Portfolio includes interests in 15 multifamily apartment communities located primarily in markets in the southeastern U.S. Any adverse developments in local economic conditions or the demand for apartment units in these markets may negatively impact our results of operations.
•	Our revenues are significantly influenced by demand for multifamily apartment properties generally, and a decrease in such demand will likely have a greater adverse effect on our revenues than if we owned a more diversified portfolio.

•	Upon completion of this offering and consummation of our formation transactions, the contributing investors will own, directly or indirectly, an aggregate % beneficial interest in our company on a fully diluted basis and may have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.
•	We have not obtained a fairness opinion or independent third-party appraisal of the interests or assets being contributed to us in connection with our formation transactions, and the consideration to be paid by us in our formation transactions was not negotiated on an arm’s-length basis and may exceed the fair market value of the interests and other assets in our Initial Portfolio.
•	We are dependent on our Manager and its key personnel for our success.
•	The Management Agreement was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party, and termination of the Management Agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan.
•	Our Manager and our senior management team have no experience managing a REIT.
•	We will require additional capital to continue to operate and grow our business and investment portfolio, and the failure to obtain such capital through financing or funding transactions would have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.
•	Our outstanding indebtedness and indebtedness to be incurred in the future, whether secured by individual properties in which we invest or unsecured, could subject us to increased risk of loss, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.
•	Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.
•	We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our investment activities.

If we are unable to effectively manage these and other risks, our ability to meet our investment objectives would be substantially impaired. In turn, the value of our common stock and our ability to make distributions to our stockholders would be materially negatively impacted.

Our Manager

Upon completion of this offering, we will be externally managed and advised by our Manager, RiverBanc LLC. Our Manager is collectively owned directly or indirectly by the contributing investors, with an affiliate of Mr. Donlon owning a majority interest. Pursuant to the terms of a management agreement that we will enter into concurrent with the completion of this offering, or the Management Agreement, our Manager will provide us with our management team and appropriate support personnel, and we will have access to the management, infrastructure, personnel and other resources of our Manager necessary for the implementation and execution of our business and growth strategies. Our Manager has substantial discretion with respect to the selection of specific investments consistent with our investment objectives and strategy.

We will be able to draw upon the experience, expertise and relationships of our Manager’s senior executives, and its team of support personnel, which will provide expertise in asset management, portfolio management, finance, administration, legal, compliance, investor relations, asset valuation, risk management, information technology and other operational functions in connection with our investment activities. We expect to benefit from the personnel of our Manager and the relationships and experience of our Manager’s management team in order to create value for our stockholders. See “Our Manager and the Management Agreement.”

Compensation to Our Manager

Set forth below is a summary of the fees and expense reimbursements that we expect to pay our Manager under the Management Agreement for managing our business and assets. For additional information with respect to the compensation of our Manager, see “Our Manager and the Management Agreement—Management Agreement.”

Fee or Reimbursement Type	Description
Base Management Fee	An amount equal to 1.50% per annum of our stockholders’ equity, calculated quarterly based on our stockholders’ equity for the most recently completed calendar quarter and payable in quarterly installments in arrears. For purposes of calculating the base management fee, our stockholders’ equity means: (a) the sum of (1) the net proceeds from (or equity value assigned to) all issuances of our equity and equity equivalent securities (including our common stock, common stock equivalents, preferred stock and common units of limited partnership interest in our operating partnership, or common units) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) our retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods); less (b) any amount that we pay to repurchase shares of our common stock issued since inception. Our calculation of stockholders’ equity under the Management Agreement also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with accounting principles generally accepted in the U.S., or GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent directors and approval by a majority of our independent directors. As a result, our stockholders’ equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders’ equity shown on our financial statements.

Incentive Fee	A fee payable with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) in arrears in an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our Core FFO (as defined below) for the previous 12-month period and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering, our formation transactions and in future offerings and transactions, multiplied by the weighted average number of all shares of our common stock outstanding on a fully diluted basis (including any long-term incentive plan units in our operating partnership, or LTIP units, and common units) in the previous 12-month period, exclusive of equity securities issued prior to this offering, and (B) %, and (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is

Fee or Reimbursement Type	Description
payable with respect to any calendar quarter unless Core FFO is greater than zero for the four most recently completed calendar quarters, or the number of completed calendar quarters since the closing date of this offering, whichever is less. For purposes of calculating the incentive fee during the first 12 months after completion of this offering, Core FFO will be determined by annualizing the applicable period following completion of this offering.

Funds from operations, or FFO, is net income or loss (computed in accordance with GAAP), excluding gains and losses on sales and impairments of real estate, real estate-related depreciation and amortization expense, and after adjustments for unconsolidated joint ventures. Core FFO removes from FFO the effect of items that do not reflect ongoing property operations, including acquisition expenses, expensed costs related to the issuance of shares of our common stock and equity-based compensation expenses.

Expense Reimbursement	We will be required to reimburse our Manager for operating expenses related to us that are incurred by our Manager, including expenses relating to legal, accounting, due diligence and other services. Our reimbursement obligation is not subject to any dollar limitation. Expenses will be reimbursed in cash on a monthly basis. We will not reimburse our Manager for the salaries and other compensation of its personnel and other expenses related to the operation of the Manager.

Termination Fee	An amount equal to three times the sum of the base management fee and incentive fee, in each case, earned by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter prior to such termination of the Management Agreement (i) by us without cause or (ii) by us if we materially breach the Management Agreement.

Organizational Structure

Upon completion of this offering and our formation transactions, we will be a holding company, and our primary asset will be our ownership interest in our operating partnership. The following chart illustrates our expected organizational structure immediately following completion of this offering and our formation transactions:

(1)	Reflects the issuance of an aggregate of LTIP Units to our three independent directors upon completion of this offering. See “Our Operating Partnership and the Partnership Agreement—LTIP Units.”

Our Formation Transactions

Our Company

We were formed as a Maryland corporation in February 2015 and will commence operations upon completion of this offering and our formation transactions. We will conduct our business through an UPREIT structure in which our investments are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and our formation transactions, will own approximately          % of the partnership interests in our operating partnership. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Following completion of this offering and our formation transactions, substantially all of our assets will be directly or indirectly held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully in “Our Operating Partnership and the Partnership Agreement.”

Formation Transactions

Upon completion of this offering, pursuant to a series of contribution transactions, we will issue an aggregate of shares of our common stock in connection with our operating partnership’s acquisition of (i) 100% of the common equity interests in our predecessor and certain preferred equity interests (having an aggregate liquidation preference of $          million) in our predecessor, which owns the Predecessor Investment Portfolio, and (ii) the NYMT Contributed Assets. The number of shares of our common stock issuable to the contributing investors and an affiliate of NYMT in our formation transactions is based upon the contributing investors’ estimates of (i) in the case of the Predecessor Investment Portfolio, the value of the investments that comprise the Predecessor Investment Portfolio and the outstanding preferred units of our predecessor that will be held by Ellington upon completion of this offering and (ii) in the case of the NYMT Contributed Assets, the value of the investments that comprise the NYMT Contributed Assets. The estimates of the value of these assets and interests were based on various factors, including the historical performance of the subject property to which our investment relates, the structure of the investment, market conditions, market required rates of return and the duration of the investment. See “Structure and Formation of Our Company —Determination of Consideration Payable in Our Formation Transactions.” The values of shares of our common stock set forth below and elsewhere in this prospectus assume a value per share equal to the estimated public offering price per share set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements, the number of shares of our common stock to be received by the contributing investors and an affiliate of NYMT as consideration for the interests and assets that will be contributed to us in our formation transactions is fixed. As a result, in the event the public offering price per share is less than the estimated public offering price per share set forth on the front cover of this prospectus, the value of the shares of our common stock issuable to the contributing investors and an affiliate of NYMT will decrease. Conversely, in the event the public offering price per share is greater than the estimated public offering price per share set forth on the front cover of this prospectus, the value of the shares of our common stock issuable to the contributing investors and an affiliate of NYMT will increase. Our formation transactions are subject to customary closing conditions, including the completion of this offering.

Our predecessor is a Delaware limited liability company in which the contributing investors collectively beneficially own 100% of the outstanding common equity interests and in which NYMT and affiliates of Ellington own preferred equity interests having aggregate liquidation preferences of $          million and $          million, respectively. The investments that will be contributed to us in our formation transactions that comprise our Initial Portfolio are managed directly by our Manager. See “Certain Relationships and Related Party Transactions.” Upon completion of this offering and consummation of our formation transactions, the contributing investors will beneficially own approximately       % of our outstanding common stock on a fully diluted basis. Furthermore, the contributing investors have agreed not to sell or otherwise transfer any of the shares of our common stock owned by them for a period of           months after the completion of this offering.

The following transactions, which collectively complete our formation transactions, have occurred or will occur substantially concurrently with the completion of this offering:

•	We were formed as a Maryland corporation, and our operating partnership was formed as a Delaware limited partnership.

•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for common units (or common units if the underwriters exercise their overallotment option in full).
•	Pursuant to a contribution agreement between the contributing investors and us, we will acquire (i) 100% of the common equity ownership interests in exchange for an aggregate of shares of our common stock and (ii) certain preferred equity ownership interests (having an aggregate liquidation preference of $ million) in our predecessor in exchange for an aggregate of shares of our common stock. Substantially concurrent with the consummation of this contribution transaction, the preferred equity interests that we acquire in our predecessor will be converted to a common equity interest, at which time we will contribute this 100% common equity interest in our predecessor to our operating partnership in exchange for common units. Upon completion of this offering and our formation transactions, Ellington will continue to hold preferred equity interests (having an aggregate liquidation preference of approximately $ million), in our predecessor, which we sometimes refer to as the “subsidiary preferred units.” For more information regarding the terms of the subsidiary preferred units following this offering, see “Structure and Formation of Our Company—Subsidiary Operating Agreement and Subsidiary Preferred Units.” As a result of the consummation of this contribution transaction, our operating partnership will own a 100% common equity interest in an entity that owns the Predecessor Investment Portfolio.
•	Pursuant to a contribution agreement between RB Commercial Mortgage LLC, an affiliate of NYMT and us, we will acquire all of RB Commercial Mortgage LLC’s interests in the NYMT Contributed Assets in exchange for an aggregate of shares of our common stock. Substantially concurrent with the consummation of this contribution transaction, we will contribute our interests in the NYMT Contributed Assets to our operating partnership in exchange for common units.
•	Concurrent with or prior to the completion of this offering, we will enter into a registration rights agreement pursuant to which the contributing investors and an affiliate of NYMT will have certain registration rights covering the resale of shares of our common stock issued in our formation transactions.
•	Concurrent with the completion of this offering, both we and our operating partnership will enter into the Management Agreement with our Manager.

Benefits of Our Formation Transactions to Related Parties

In connection with our formation transactions and this offering, certain of our directors and executive officers and affiliates of our Manager will receive material benefits described in “Certain Relationships and Related Transactions,” including the following:

•	Mr. Donlon, our Chief Executive Officer, and his affiliates, will receive shares of our common stock with an aggregate value of approximately $ million in connection with our formation transactions. As a result, Mr. Donlon and his affiliates will beneficially own approximately % of our outstanding common stock on a fully diluted basis (or % if the underwriters’ overallotment option is exercised in full).
•	NYMT and its affiliates will receive shares of our common stock with an aggregate value of approximately $ million in connection with our formation transactions. As a result, NYMT will beneficially own approximately % of our outstanding common stock on a fully diluted basis (or % if the underwriters’ overallotment option is exercised in full).

•	JMP and its affiliates will receive shares of our common stock with an aggregate value of approximately $ million in connection with our formation transactions. As a result, JMP will beneficially own approximately % of our outstanding common stock on a fully diluted basis (or % if the underwriters’ overallotment option is exercised in full).
•	In connection with the completion of this offering, we will enter into a registration rights agreement with the various entities receiving shares of our common stock in our formation transactions, including affiliates of certain of our directors and executive officers. Under the registration rights agreement, subject to certain limitations, we will agree to register the resale of the shares of common stock issued in our formation transactions and will also grant these entities and their affiliates the right to include these shares in any registration statements we may file in connection with any future public offerings, subject to the terms of the lock-up arrangements described herein and subject to the right of the underwriters of those offerings to reduce the total number of secondary shares included in those offerings. We will agree to pay all of the expenses relating to these securities registrations. See “Certain Relationships and Related Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale—Registration Rights.”
•	Concurrent with the closing of this offering, we and our operating partnership will enter into the Management Agreement with our Manager, pursuant to which our Manager will provide for the day-to-day management of our operations. The Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. All of our officers also serve as officers, employees and/or directors of our Manager or one of its other affiliates. In addition, the contributing investors collectively beneficially own 100% of our Manager, which entitles them to indirectly receive a portion of the management fees that we pay to our Manager. As a result, the Management Agreement between us, our operating partnership and our Manager was negotiated between related parties, and the terms, including fees payable and expenses reimbursable, may not be as favorable to us as if the agreement had been negotiated with an unaffiliated third party. See “Our Manager and the Management Agreement,” “Risk Factors—Risks Related to Our Manager and the Management Agreement” and “Certain Relationships and Related Party Transactions—Management Agreement.”
•	We intend to enter into indemnification agreements with our directors and executive officers at the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.
•	We have adopted the 2015 Incentive Plan, under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants, including employees of our Manager. Upon completion of this offering, we intend to issue LTIP units to each of our independent directors. See “Management—2015 Equity Incentive Plan.” We do not at this time intend to grant cash or equity incentive awards to employees of our Manager, although there can be no assurance that we will not grant awards to employees of our Manager in the future.

Conflicts of Interest

We are subject to conflicts of interest arising out of our relationship with our Manager and its affiliates, including the contributing investors, and the nature of these conflicts of interest may vary. Our Manager manages various other clients that have strategies that are similar to, or overlap with, our strategy, including NYMT and certain of its affiliates. There may be circumstances in which our Manager could direct operations in our company in a manner that would benefit the interests of its affiliates, including the contributing investors and their affiliates, or other clients. In addition, all of our executive officers and one of our directors are employees of our Manager or one or more of its affiliates. As a result, our Manager and our officers may have conflicts between their duties to us and their duties to, and interests in, our Manager and its affiliates.

We may acquire or sell assets in which our Manager or its affiliates have or may have an interest. Similarly, our Manager or its affiliates may acquire or sell assets in which we have or may have an interest, or we may engage in transactions directly with our Manager or its affiliates. Our Manager and its affiliates may have economic interests in or other relationships with entities whose securities we may acquire. In particular, such persons may make or hold an investment in securities that we acquire that may be pari passu, senior or junior in ranking to our interest in the securities or in which partners, security holders, officers, directors, agents or employees of such persons serve on boards of directors or otherwise have ongoing relationships. Each of such ownership and other relationships may result in securities laws restrictions on transactions in such securities and otherwise create conflicts of interest. In such instances, our Manager may, in its sole discretion, make recommendations and decisions regarding such securities for other clients that may be the same as or different from those made with respect to such securities and may take actions (or omit to take actions) in the context of these other economic interests or relationships the consequences of which may be adverse to our interests.

Some of the investments we target are also targeted assets of our Manager’s other clients, including NYMT and certain of its affiliates, and our Manager has no duty to allocate such opportunities in a manner that preferentially favors us. Our Manager makes available to us all opportunities to acquire assets that it determines, in its reasonable and good faith judgment, based on our objectives, policies and strategies, and other relevant factors, are appropriate for us in accordance with our Manager’s written investment allocation policy, it being understood that we might not participate in each such opportunity, but will on an overall basis equitably participate with our Manager’s other clients for investment opportunities.

Since many of our targeted assets are typically available only in specified quantities or do not provide for co-investment, in cases where one or more clients may be eligible and desire to participate in an investment, our Manager will make investment decisions and allocate investments after taking into consideration its fiduciary duties, the conflicts of interest, the facts and circumstances of each investment and each account’s investment objectives and mandates. Our Manager’s investment allocation policy provides as follows: for fixed-return investment opportunities in the southeastern U.S., our Manager will allocate the opportunity first to us and then to other accounts, while fixed-return investment opportunities outside of the southeastern U.S. will be allocated first to NYMT and then to other accounts of our Manager, including us. In addition, our Manager generally will allocate all non-fixed income investment opportunities, such as joint venture equity, to us. In the event our Manager believes that other investments other than those described in the two immediately preceding sentences meet the investment guidelines for more than one account, our Manager will offer the opportunities to both accounts. Should we and one or more accounts of the Manager be involved in the same investment, our Manager will seek the approval of our board of directors for all material decisions relating to that investment.

In deciding whether to issue additional debt or equity securities, we will rely in part on recommendations made by our Manager. While such decisions are subject to the approval of our board of directors, one of our directors will also be an employee of our Manager. Because our Manager will earn a management fee from us that is based on the total amount of our stockholders’ equity, our Manager may have an incentive to recommend that we issue additional equity securities.

The officers of our Manager and its affiliates will devote as much time to us as our Manager deems appropriate, however, these officers may have conflicts in allocating their time and services among us and the other clients that our Manager manages, particularly during economic downturns and other times when we will need focused support and assistance from our Manager.

The contributing investors collectively beneficially own 100% of our Manager. Consequently, these stockholders will be able to significantly influence our business and operations through our

Manager and may be able to significantly influence the outcome of matters which require the approval of our board of directors or are submitted for stockholder action, including the approval of significant corporate transactions, including business combinations, consolidations and mergers. Such matters also may include decisions related to future capital raises, investment strategy, dividend declarations, financing decisions and decisions regarding our Manager. NYMT, JMP and their affiliates are also in the business of making investments in companies and assets and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or investments that we target. NYMT or JMP may also pursue investment opportunities that are complementary to our business, and, as a result, those investment opportunities may not be available to us. As long as the contributing investors or their affiliates continue to own a significant amount of our outstanding common stock, or one or more of their affiliates serve on our board of directors, the contributing investors may continue to be able to influence our decisions.

As a result of the foregoing, our Manager or certain of its affiliates may have conflicts of interest in allocating their time and activity among, and performing their investment management services on behalf of, our company and other clients that it manages. In situations in which our Manager has a conflict of interest, we may not receive the full benefit of our Manager’s expertise.

Financing Policy

We intend to use prudent amounts of leverage in making our investments, which we define as having total indebtedness of approximately 50% of the fair market value of all of our investments. However, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate. We expect our leverage to decline commensurately as we execute our business plan to grow our net asset value.

Our board of directors has the authority to change our financing policies at any time and without stockholder approval. If our board of directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including the lending standards of government-sponsored enterprises, such as Fannie Mae and Freddie Mac, for loans in connection with the financing of apartment properties, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected operating net revenues and general market conditions.

By operating on a leveraged basis, we expect to have more funds available for investment and other purposes than if we operated on a non-leveraged basis, which we believe will allow us to acquire more investments than would otherwise be possible, resulting in a larger and more diversified portfolio. See “Risk Factors—Risks Related to Debt Financing.”

Distribution Policy

We intend to make regular quarterly distributions to holders of shares of our common stock. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to qualify and maintain our qualification as a REIT. We may be required to fund distributions from working capital or with a portion of the net proceeds from this offering or borrow to provide funds for such distributions, or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance. See “Distribution Policy.”

Our Tax Status

We intend to elect and qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2015. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Internal Revenue Code of 1986, as amended, or the Code, relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2015.

As a REIT, we generally will not be subject to U.S. federal income tax on our taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute on an annual basis at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be subject to tax at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. Even if we qualify as a REIT for U.S. federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to U.S. federal income and excise taxes on our undistributed income. Additionally, any income earned by any taxable REIT subsidiary, or TRS, that we form or acquire in the future, will be fully subject to U.S. federal, state and local corporate income tax.

Restrictions on Ownership and Transfer

Under the partnership agreement of our operating partnership, holders of common units may not transfer their common units without our prior consent, as the sole general partner of our operating partnership. Each of our executive officers, directors and director nominees has agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including LTIP units) owned by them at the completion of this offering or thereafter acquired by them for a period of           days without the written consent of the representatives of the underwriters of this offering. In addition, the contributing investors have agreed with the underwriters not to sell or otherwise transfer any of the shares of our common stock owned by them for a period of           months after the completion of this offering.

Due to limitations on the concentration of ownership of REIT stock imposed by the Code, effective upon completion of this offering and subject to certain exceptions, our charter will provide that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, except that NYMT may own up to          % of the shares of our common stock as long as it continues to qualify as a REIT. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Our charter will also prohibit any person from, among other things:

•	beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);
•	transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons; and
•	beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the 9.8% ownership limit and certain other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption or establishing or increasing the excepted holder percentage limit will not cause us to lose our status as a REIT.

Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary and the purported owner or transferee acquiring no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the restriction, the transfer that would have resulted in such violation will be void ab initio and the purported owner or transferee will have no right in such shares.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. For as long as we are an emerging growth company, among other things:

•	we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;
•	we are permitted to provide less extensive disclosure about our executive compensation arrangements and certain other disclosures; and
•	we are not required to give our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions until December 31, 2020 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards under Section 102(b) of the JOBS Act.

Corporate Information

We were formed in 2015 as a corporation under the laws of the State of Maryland. Our principal executive offices are located at 227 West Trade Street, Suite 900, Charlotte, North Carolina 28202. Our telephone number is (980) 224-4180. Our internet address is www.riverbancreit.com. Our internet website and the information contained therein or connected thereto do not constitute a part of this prospectus or any amendment or supplement thereto.

The Offering

Common stock offered by us
          shares
Common stock to be outstanding after this offering(1)
          shares
Common stock and LTIP units to be outstanding after this offering(1)
          shares and           LTIP units
Use of proceeds
We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated expenses payable by us, will be approximately $          million, or approximately $          million if the underwriters’ overallotment option is exercised in full. We intend to use substantially all of the net proceeds to acquire joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, multifamily apartment properties, and for general corporate purposes, including financing, operating expenses and our other expenses.

Until these investments can be identified and consummated, we intend to invest the net proceeds in interest-bearing short-term investment-grade securities or money-market accounts that are consistent with our intention to qualify as a REIT, including, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits. We expect that these initial investments will provide a lower net return than we expect to receive from investments in our targeted assets.

Proposed NASDAQ symbol
We intend to apply to list our common stock on the NASDAQ under the symbol “RMI.”
(1)	Includes shares of our common stock issued in our formation transactions. Excludes (i) up to shares of our common stock that may be issued by us upon exercise of the underwriters’ overallotment option, (ii) shares of our common stock available for future issuance under our 2015 Incentive Plan and (iii) 100 shares, purchased for an aggregate purchase price of $1,000 by Mr. Donlon in connection with our initial capitalization, which we will repurchase for $1,000 immediately prior to the closing of this offering.

SUMMARY SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth selected financial and operating data on (i) a pro forma basis for our company after giving effect to this offering and our formation transactions and (ii) a historical basis for our predecessor, RB Multifamily Investors LLC. Upon completion of our formation transactions and this offering, we will acquire (i) 100% of the common equity interests and certain preferred equity interests (having an aggregate liquidation preference of $       million) in our predecessor, which owns the Predecessor Investment Portfolio, and (ii) the NYMT Contributed Assets. We refer to these transactions as our formation transactions and to the 15 investments that collectively comprise the Predecessor Investment Portfolio and the NYMT Contributed Assets as our Initial Portfolio.

We have not presented historical information for RiverBanc Multifamily Investors, Inc. because we have not had any corporate activity since our formation and because we believe that a discussion of the results of RiverBanc Multifamily Investors, Inc. would not be meaningful.

You should read the following summary financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” our unaudited pro forma consolidated financial statements and related notes, and the historical financial statements and related notes of our predecessor included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data is presented as if our formation transactions and this offering had occurred on December 31, 2014 and the unaudited pro forma consolidated statements of operations and other data for the year ended December 31, 2014 is presented as if our formation transactions and this offering had occurred on January 1, 2014. The unaudited pro forma consolidated financial statements include the effects of our formation transactions. The pro forma financial information is not necessarily indicative of what our actual financial condition would have been as of December 31, 2014 or what our actual results of operations would have been assuming our formation transactions and this offering had been completed as of January 1, 2014, nor does it purport to represent our future financial position or results of operations.

The summary historical balance sheet information as of December 31, 2014 and 2013, and the historical statement of operations data for the year ended December 31, 2014 and the period from July 24, 2013 (inception) to December 31, 2013 have been derived from the financial statements of our predecessor, which were audited by HLB Gross Collins, P.C., independent registered public accountants, and are included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Period from July 24, 2013 (inception) to December 31,
	2014	2014	2013
	Company Pro Forma Consolidated (Unaudited)	Predecessor Historical	Predecessor Historical
	(dollars in thousands)
Operating Data:
Equity in Loss of Unconsolidated Real Estate Entities	$	$(5,450)	$(1,391)
Equity in Loss of Unconsolidated Real Estate Entity Held for Disposition		(11)	(28)
Interest Income		660	—
Total Revenues		(4,801)	(1,419)
Total Expenses		167	11
Net Loss		(4,968)	(1,430)
Net Loss Available to Common Members		(5,889)	(1,430)
Balance Sheet Data (as of end of period):
Investments in Unconsolidated Real Estate Entities	$	$26,998	$5,609
Investment in Unconsolidated Real Estate Entity Held for Disposition		—	2,472
Investments in Real Estate Preferred Equity and Debt		18,674	—
Total Assets		48,335	8,122
Total Liabilities		977	2
Preferred Members’ Equity		34,877	—
Common Members’ Equity		12,481	8,120
Total Members’ Equity		47,358	8,120
Other Data
Cash Flows Provided by (Used in) Operating Activities	$	$663	$(9)
Cash Flows Used in Investing Activities		(46,353)	(9,500)
Cash Flows Provided by Financing Activities		47,338	9,550
FFO (Negative FFO)(1)		75	(282)
Core FFO(1)		1,333	131

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of FFO and Core FFO and reconciliations of FFO and Core FFO to net income computed in accordance with GAAP.

RISK FACTORS

An investment in our common stock involves significant risks. You should carefully consider the following risk factors in conjunction with the other information contained in this prospectus before making an investment decision. The risks discussed in this prospectus could materially adversely affect our business, results of operations, liquidity, financial condition and ability to pay dividends, could cause the value of our common stock to decline significantly, and you could lose part or all of your investment. The risks and uncertainties described below are not the only ones we face, but do represent those risks and uncertainties that we believe are material to us. Additional risks and uncertainties not presently known to us or that, as of the date of this prospectus, we deem immaterial may also harm our business. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to Our Business

We have no operating history and may not be able to operate our business successfully or generate sufficient revenue to make or sustain distributions to our stockholders.

We will commence operations upon completion of this offering and our formation transactions. As a result, we have no operating history. We cannot assure you that we will be able to operate our business successfully or implement our operating policies and strategies. The results of our operations will depend on several factors, including the availability of opportunities for the acquisition of targeted assets, the level and volatility of interest rates, the availability of adequate short- and long-term financing, conditions in the financial markets and general economic conditions.

We face numerous risks associated with the real estate industry that could adversely affect our results of operations through decreased revenues or increased costs.

As a company that makes, holds and manages investments in real estate, we are subject to various changes in real estate conditions, and any negative trends in such real estate conditions may adversely affect our results of operations through decreased revenues or increased costs. These conditions include:

•	changes in national, regional and local economic conditions, which may be negatively impacted by concerns about inflation, deflation, government deficits, high unemployment rates, decreased consumer confidence and liquidity concerns, particularly in markets in which we have a high concentration of property investments;
•	fluctuations in interest rates, which could adversely affect our ability or our operating partners’ ability to obtain financing on favorable terms or at all;
•	the inability of tenants to pay rent to the properties in which we invest;
•	the existence and quality of competing properties, such as the attractiveness of the properties we invest in as compared to competing properties based on considerations such as convenience of location, rental rates, amenities and safety record;
•	increased operating costs, including increased real property taxes, maintenance, insurance and utilities costs;
•	weather conditions that may increase or decrease energy costs and other weather-related expenses;
•	oversupply of apartments, single-family housing or other residential housing or a reduction in demand for real estate residential housing in the markets where the properties we invest in are located;
•	a favorable interest rate environment that may result in a significant number of potential residents of the apartment communities in which we invest deciding to purchase homes instead of renting;

•	changes in, or increased costs of compliance with, laws and/or governmental regulations, including those governing usage, zoning, the environment and taxes; and
•	rent control or stabilization laws, or other laws regulating rental housing, which could prevent our operating partners from raising rents to offset increases in operating costs.

Moreover, other factors may adversely affect our results of operations, including potential liability under environmental and other laws and other unforeseen events, many of which are discussed elsewhere in the following risk factors. Any or all of these factors could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Adverse economic conditions may adversely affect our results of operations and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our joint venture equity investments.

Our operating results may be adversely affected by market and economic challenges, which may adversely affect our returns and profitability and, as a result, our ability to make distributions to our stockholders or to realize appreciation in the value of our joint venture equity investments. These market and economic challenges include, but are not limited to, the following:

•	any future downturn in the U.S. economy and the related reduction in spending, reduced home prices and high unemployment could result in tenant defaults under leases, vacancies at the multifamily apartment communities in which we invest and concessions or reduced rental rates at such apartment communities under new leases due to reduced demand;
•	the rate of household formation or population growth in the markets we target or a continued or exacerbated economic slow-down experienced by the local economies where the multifamily apartment properties in which we invest are located or by the real estate industry generally may result in changes in supply of or demand for apartment units in the markets we target; and
•	the failure of the real estate market to attract the same level of capital investment in the future that it attracts at the time of our investment or a reduction in the number of companies seeking to acquire properties may result in the value of our joint venture properties not appreciating or decreasing significantly below the amount we pay for these investments.

The length and severity of any economic slow-down or downturn cannot be predicted. Our business, results of operations, financial condition and ability to make distributions to our stockholders could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

Our Initial Portfolio includes interests in 15 multifamily apartment communities located primarily in markets in the southeastern U.S. Any adverse developments in local economic conditions or the demand for apartment units in these markets may negatively impact our results of operations.

Our Initial Portfolio includes investments in multifamily apartment communities geographically concentrated in the southeastern U.S., and our portfolio going forward may consist primarily of the same. As of December 31, 2014, Texas, Georgia, North Carolina and Kentucky comprised 68.5%, 10.1%, 8.3% and 7.9%, respectively, of the aggregate apartment units at the properties included in our Initial Portfolio. In particular, as of December 31, 2014, 42.5% of the aggregate apartment units at the properties included in our Initial Portfolio were located in or around Austin, Texas. As such, we are currently susceptible to local economic conditions and the supply of and demand for apartment units in these markets. If there is a downturn in the economy or an oversupply of or decrease in demand for apartment units in these markets, our business, results of operations, financial condition and ability to make distributions to our stockholders could be materially adversely affected to a greater extent than if our property investments were more diversified in terms of both geography and industry focus.

We may not be successful, or may suffer from delays, in identifying and consummating suitable investment opportunities.

Our investment strategy requires us, through our Manager, to identify suitable investment opportunities compatible with our investment criteria. Our Manager may not be successful in identifying suitable opportunities that meet our criteria or in consummating investments on satisfactory terms or at all. Our ability to make investments on favorable terms may be constrained by several factors including, but not limited to, competition from other investors with significant capital, including other publicly traded REITs and institutional investment funds, which may significantly increase investment costs and the inability to finance an investment on favorable terms or at all. This failure to identify or consummate investments may impede our growth and negatively affect our cash available for distribution to our stockholders.

Additionally, as a public company, we are subject to the ongoing reporting requirements under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Pursuant to the Exchange Act, we may be required to file with the SEC financial statements of joint venture properties in which we acquire an interest. To the extent any required financial statements are not available or cannot be obtained, we may not be able to acquire an interest in a joint venture property that may otherwise represent a suitable investment.

Until we identify and consummate suitable investments, we intend to invest the net proceeds from this offering in interest-bearing, short-term investment-grade securities or money market accounts which typically will yield significantly less than what we expect our targeted investments will yield. As a result, to the extent we experience delays in identifying and consummating potential investments with the net proceeds from this offering, our business, results of operations, financial condition and ability to make distributions to our stockholders could be materially adversely affected.

Our revenues are significantly influenced by demand for multifamily apartment properties generally, and a decrease in such demand will likely have a greater adverse effect on our revenues than if we owned a more diversified portfolio.

Our Initial Portfolio is comprised predominately of investments in or secured by multifamily apartment properties, and we expect that our portfolio going forward will focus predominately on the same. As a result, we are subject to risks inherent in investments focused in a single industry, and a decrease in the demand for multifamily apartment properties would likely have a greater adverse effect on our revenues and results of operations than if we owned a more diversified portfolio. Resident demand at multifamily apartment properties may be adversely affected by, among other things, reduced household spending, reduced home prices, high unemployment, the rate of household formation or population growth in the markets in which we invest, changes in interest rates or the changes in supply of, or demand for, similar or competing multifamily apartment properties in an area. Reduced resident demand could cause downward pressure on occupancy and market rents at the properties in which we invest, which could cause a decrease in our revenue. In addition, decreased demand could also impair the ability of our joint venture properties or operating partners to satisfy their substantial debt service obligations or make distributions or payments of principal or interest to us, which in turn could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Property-level expenses at the properties we invest in may remain constant or increase, even if revenues at these properties decrease, causing the results of operations at these properties to be adversely affected, which, in turn, could have a materially negative impact on our results of operations.

Costs associated with multifamily apartment properties, such as mortgage payments, real estate taxes, insurance premiums and maintenance costs, are relatively inflexible and generally do not decrease, and may increase, regardless of occupancy, when rental rates decrease, a tenant fails to pay rent or other circumstances cause a reduction in property revenues. As a result, if revenues drop at one or more properties in which we invest and our operating partners are unable to reduce operating expenses at the corresponding properties, the results of operations at these properties will be adversely affected and this, in turn, could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Competition from other multifamily apartment properties for tenants could reduce our profitability.

The apartment property industry is highly competitive and these competitors may be willing to offer space at rates below our rates, causing the multifamily apartment properties that we invest in to lose existing or potential tenants, thereby reducing occupancy and revenues at these properties and this could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders. We expect competition for tenants will come from many sources in both the immediate vicinity and in the larger geographic market where the multifamily apartment communities we invest in are located.

Increased competition and increased affordability of single-family homes could limit our ability to retain residents, lease apartment units or increase or maintain rents.

Any multifamily apartment properties in which we may invest will most likely compete with numerous housing alternatives in attracting residents, including single-family homes, as well as single-family and multifamily homes available to rent. Competitive housing in a particular area and the increasing affordability of single-family homes available to rent or buy caused by declining mortgage interest rates and government programs to promote home ownership could adversely affect our ability to retain residents, lease apartment units and increase or maintain rental rates, which in turn could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Increased construction of similar properties that compete with the multifamily apartment properties in which we invest in any particular location could adversely affect the operating results of these properties and our cash available for distribution to our stockholders.

We may invest in multifamily apartment properties in locations which experience increases in construction of properties that compete with the properties in which we invest. This increased competition and construction could:

•	make it more difficult for our operating partners to find tenants to lease units;
•	force our operating partners to lower rental prices in order to lease units in their respective multifamily apartment properties; and
•	substantially reduce the revenues we derive from our investments in these properties.

Short-term apartment leases expose us to the effects of declining market rent, which could adversely impact our earnings.

Substantially all of the apartment leases at the properties we invest in are for terms of one year or less. Because these leases generally permit the residents to leave at the end of the lease term without penalty, our earnings may be impacted more quickly by declines in market rents than if these leases were for longer terms, which could have a material adverse effect on our business, results of operations, financial condition and ability to make distributions to our stockholders.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for any distributions.

All real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to environmental protection and human health and safety. Examples of federal laws include: the National Environmental Policy Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Solid Waste Disposal Act as amended by the Resource Conservation and Recovery Act, the Federal Water Pollution Control Act,

the Federal Clean Air Act, the Toxic Substances Control Act, the Emergency Planning and Community Right to Know Act and the Hazard Communication Act. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals. Some of these laws and regulations may impose joint and several liability on residents, owners or operators for the costs of investigation or remediation of contaminated properties, regardless of fault or the legality of the original disposal. In addition, the presence of these substances, or the failure to properly remediate these substances, may limit or eliminate affect the ability to sell or rent, or to use a property as collateral for future borrowing.

There may also be potential liability associated with lead-based paint arising from lawsuits alleging personal injury and related claims. A structure built prior to 1978 may contain lead-based paint and may present a potential for exposure to lead; however, structures built after 1978 are not likely to contain lead-based paint.

A properties’ value may also be affected by its proximity to electric transmission lines. Electric transmission lines are one of many sources of electro-magnetic fields, or EMFs, to which people may be exposed. Research completed regarding potential health concerns associated with exposure to EMFs has produced inconclusive results. Notwithstanding the lack of conclusive scientific evidence, some states now regulate the strength of electric and magnetic fields emanating from electric transmission lines, and other states have required transmission facilities to measure for levels of EMFs. On occasion, lawsuits have been filed (primarily against electric utilities) that allege personal injuries from exposure to transmission lines and EMFs, as well as from fear of adverse health effects due to such exposure. This fear of adverse health effects from transmission lines has been considered both when property values are determined to obtain financing and in condemnation proceedings. We may not, in certain circumstances, search for electric transmission lines near the properties that we invest in, but are aware of the potential exposure to damage claims by persons exposed to EMFs.

Indoor air quality issues, including mold and radon, have been highlighted in the media in recent years and mold and radon claims from lessees may be on the rise. Because the law relating to mold and radon is unsettled and subject to change, we, the properties in which we invest and/or our operating partners could incur losses from claims relating to the presence of, or exposure to, mold, radon, other microbial organisms or other gases, particularly if insurance is inadequate to cover such losses. The properties in which we invest may also incur unexpected expenses relating to the abatement of mold, which could reduce the revenues we derive from our investment in such properties.

Limited quantities of asbestos-containing materials are present in various building materials such as floor coverings, ceiling texture material, acoustical tiles and decorative treatment. Environmental laws govern the presence, maintenance and removal of asbestos. These laws could be used to impose liability for release of, and exposure to, hazardous substances, including asbestos-containing materials, into the air. Such laws require that owners or operators of buildings containing asbestos (i) properly manage and maintain the asbestos, (ii) notify and train those who may come into contact with asbestos and (iii) undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may allow third parties to seek recovery from owners or operators of real properties for personal injury associated with exposure to asbestos fibers. As the owner of interests in joint venture properties or the holder of subordinate investments in multifamily apartment properties, our revenues from these properties may be adversely impacted and, in the case of our joint venture properties, we may be liable for all or a portion of any such costs.

Compliance with new or more stringent laws or regulations or stricter interpretation of existing laws may require material expenditures by us and/or our operating partners. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability, or that the current environmental condition of the properties in which we invest will not be affected by the operations of residents, existing conditions of the land, operations in the vicinity of the properties, or the activities of unrelated third parties. In addition, there are various local, state and federal fire, health, life-safety and similar regulations that these properties may be required to comply with. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel of our operating partners and/or other sanctions, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Discovery of previously undetected environmentally hazardous conditions may adversely affect our operating results.

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the cost of removal or remediation of hazardous or toxic substances on, under or in such property. The costs of removal or remediation could be substantial. These laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances.

Environmental laws also may impose restrictions on the manner in which a property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles govern the presence, maintenance, removal and disposal of certain building materials, including asbestos and lead-based paint (which are both discussed above).

The cost of defending against any claims of liability, of compliance with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury claims could materially adversely affect our business, investments or results of operations and, consequently, amounts available for distribution to you.

We cannot assure you that properties in which we invest will not have any material environmental conditions, liabilities or compliance concerns. Accordingly, we have no way of determining at this time the magnitude of any potential liability to which we or the properties in which we invest may be subject arising out of environmental conditions or violations with respect to these properties. If we do incur material environmental liabilities in the future, we may face significant remediation costs, which may materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

A change in the U.S. government policy with regard to Fannie Mae and Freddie Mac could impact our financial condition.

Fannie Mae and Freddie Mac are a major source of financing for the apartment real estate sector. We and other participants in the apartment real estate sector depend heavily on Fannie Mae and Freddie Mac to finance growth by purchasing or guaranteeing apartment loans. In February 2011, the U.S. Treasury released a white paper entitled “Reforming America’s Housing Finance Market” in which the U.S. Treasury outlined three possible options for reforming the U.S. federal government’s role in housing finance. Under each option, the role of the U.S. federal government in the mortgage market would be reduced. Each of Fannie Mae and Freddie Mac could be dissolved and the U.S. federal government could determine to stop providing liquidity support of any kind to the mortgage market. We do not know when or if Fannie Mae or Freddie Mac will restrict their support of lending to the apartment real estate industry or to us in particular. A final decision by the government to eliminate Fannie Mae or Freddie Mac, or reduce their acquisitions or guarantees of apartment real estate mortgage loans, may adversely affect interest rates, capital availability and the ability of a multifamily apartment property to refinance existing debt obligations as they come due and to obtain additional long-term financing on favorable terms or at all and this could materially negative impact the revenues we derive from our investments in multifamily apartment properties and otherwise increase the credit risk of our investments, and as a result, materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

If we are not able to cost-effectively maximize the life of our properties, we may incur greater than anticipated capital expenditure costs, which may adversely affect our ability to make distributions to our stockholders.

A majority of the properties in which we will have an interest upon completion of this offering and our formation transactions are more than ten years old. Older properties may carry certain risks including unanticipated repair costs, increased maintenance costs and cost overruns due to the need for special materials and fixtures specific to older properties. Although we seek operating partners that will, and encourage our existing operating partners to, take a proactive approach to property preservation, including through the use of a preventative maintenance plan and selective improvements that mitigate the cost impact of maintaining exterior building features and aging building components, if we are not able to cost-effectively maximize the life of the properties in which we invest, we and our operating partners may incur greater than anticipated capital expenditure costs which may materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Any uninsured losses or high insurance premiums will reduce our net income and the amount of our cash distributions to stockholders.

Our Manager will attempt to ensure adequate insurance is obtained to cover significant areas of risk to us as a company and to the properties in which we invest. However, there are types of losses at the property level, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters, which are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. The properties in which we invest may not have adequate coverage for such losses. If any such property were to incur a casualty loss that is not fully insured, the value of the property will be reduced by any such uninsured loss, which could have a materially negative impact on our results of operations and financial condition. Also, to the extent that we or the properties in which we invest must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower distributions to stockholders. In addition, we may not be able to collect rent on units that are damaged due to such events while expenses will remain the same or potentially increase. This may substantially reduce our earnings.

The lack of liquidity in many of our investments may adversely affect our business.

Many of the investments we make may be subject to legal, contractual and other restrictions on resale or will otherwise be less liquid than publicly traded securities. In addition, direct investments in real estate are relatively illiquid. The illiquidity of many of our investments may make it difficult for us to sell such investments if the need or desire arises. In addition, if we are required to liquidate all or a portion of our investments quickly, we may realize significantly less than the value at which we have previously recorded those investments, or we may be unsuccessful in consummating any such transaction at all. As a result, our ability to vary our investments in response to changes in economic and other conditions may be relatively limited, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Our revenue and net income may vary significantly from one period to another due to investments in value-add properties and portfolio acquisitions, which could increase the variability of our earnings and cash distributions.

We may, from time to time, make investments in value-add properties that have existing cash flow which are in various phases of development, redevelopment or repositioning and where we believe that, through limited capital expenditures, the property can generate enhanced returns for us (which we sometimes refer to as value-add properties), which may cause our revenues and net income to fluctuate significantly from one period to another. Properties may not produce any revenue while in development and properties may experience reduced revenue during redevelopment. During any period when the number of our projects in development or redevelopment or those with significant capital requirements increases without a corresponding increase in stable revenue-producing properties, our revenues and net income will likely decrease and we could have losses. Moreover, value-add properties subject us to the risks of higher than expected construction costs, failure to complete projects on a timely basis, failure of the properties to perform at expected levels upon completion of development or redevelopment, and increased borrowings necessary to fund higher than expected construction or other costs related to the project. The occurrence of one or more of these risks could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Our investments could be adversely affected if one of our operating partners performs poorly at one of our projects, which could adversely affect returns to our stockholders.

In general, we expect to rely on our operating partners for the day-to-day management and maintenance of the multifamily apartment properties in which we invest. We will have no control or only limited influence over the day-to-day management and maintenance of such properties. Our operating partners are not fiduciaries to us, and in some cases, may have significantly less capital invested in a project than us. One or more of our operating partners may perform poorly in managing one or more of our project investments for a variety of reasons, including failure to properly adhere to budgets or properly consummate the property business plan. If one of our operating partners does not perform well at one of our projects, we may not be able to ameliorate the adverse effects of poor performance by terminating the operating partner and finding a replacement partner to manage our projects in a timely manner. In such an instance, our business, results of operations, financial condition and ability to make distributions to our stockholders could be materially adversely affected.

Actions of our operating partners could subject us to liabilities in excess of those contemplated or prevent us from taking actions which are in the best interests of our stockholders, which could result in lower investment returns to our stockholders.

We have entered into, and in the future intend to enter into, joint ventures with operating partners to acquire or improve properties. We may also make investments in properties through partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present when acquiring real estate directly, including, for example:

•	that our operating partners may share certain approval rights over major decisions;
•	that our operating partners may at any time have economic or business interests or goals which are or which become inconsistent with our business interests or goals, including inconsistent goals relating to the sale of properties held in the joint venture or the timing of termination or liquidation of the joint venture;
•	the possibility that our operating partner in a property might become insolvent or bankrupt;
•	the possibility that we may incur liabilities as a result of an action taken by one of our operating partners;
•	that one of our operating partners may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives, including our policy with respect to qualifying and maintaining our qualification as a REIT;
•	disputes between us and our operating partners may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business, which may subject the properties owned by the applicable joint venture to additional risk;
•	under certain joint venture arrangements, neither venture partner may have the power to control the venture, and an impasse could be reached which might have a negative influence on the joint venture; or
•	that we will rely on our operating partners to provide us with accurate financial information regarding the performance of the joint venture properties in which we invest on a timely basis to enable us to satisfy our annual, quarterly and periodic reporting obligations under the Exchange Act and our operating partners and the joint venture entities in which we invest may have inadequate internal controls or procedures that could cause us to fail to meet our reporting obligations and other requirements under the federal securities laws.

Actions by one of our operating partners, which are generally out of our control, might subject us to liabilities in excess of those contemplated and thus reduce your investment returns. If we have a right of first refusal or buy/sell right to buy out an operating partner, we may be unable to finance such a buy-out if it becomes exercisable or we may be required to purchase such interest at a time when it would not otherwise be in our best interest to do so. If our interest is subject to a buy/sell right, we may not have sufficient cash, available borrowing capacity or other capital resources to allow us to elect to purchase the interest of our operating partner that is subject to the buy/sell right, in which case we may be forced to sell our interest as the result of the exercise of such right when we would otherwise prefer to keep our interest. Finally, we may not be able to sell our interest in a joint venture if we desire to exit the venture.

If we, our operating partners or the joint ventures in which we invest determine to sell a property or properties in which we have an interest, the value of those properties may be impacted by first mortgage assumption restriction or the non-assumability of our first mortgage debt.

The properties in which we invest or the joint ventures through which we own our interest in those properties, may agree to first mortgage loan repayment restrictions or penalties in connection with obtaining financing. These provisions could materially restrict us, the joint ventures in which we invest or our operating partners from selling, otherwise disposing of or refinancing the properties. This may affect the ability of our joint ventures or operating partners to take actions during a period that would otherwise be in the best interests of our stockholders and, therefore, could adversely impact the market value of our common stock. In particular, these provisions could preclude us, our joint ventures or our operating partners from participating in a major transaction that could result in a disposition of assets or change in control that might be in the best interests of our stockholders.

We may acquire investments in properties that provide operating partnership lock-out provisions to the contributor, which may prohibit the sale or refinancing of the property during the operating partnership lock-out period.

We may acquire investments in properties in exchange for common units in our operating partnership and the properties in which we invest may agree to restrictions on sales or refinancing, called “lock-out” provisions, which are intended to preserve favorable tax treatment for the owners of such properties who sell their interests to us or one of our joint ventures. Additionally, lock-out provisions could materially restrict us, our joint ventures or our operating partners from selling, otherwise disposing of or refinancing properties. This may affect our ability to turn our investments into cash and thus affect cash available to return capital to you. Lock-out provisions could impair our ability or the ability of our joint ventures or operating partners to take actions during the lock-out period that would otherwise be in the best interests of our stockholders and, therefore, could adversely impact the market value of our common stock. In particular, lock-out provisions could preclude us, our joint ventures or our operating partners from participating in a major transaction that could result in a disposition of assets or change in control that might be in the best interests of our stockholders.

The preferred equity investments or mezzanine loan assets that we may invest in are generally subordinate to senior or other loans secured by income-producing properties.

We invest in mezzanine loans, which take the form of subordinated loans secured by second mortgages on the underlying property or loans secured by a pledge of the ownership interests of either the entity owning the property or a pledge of the ownership interests of the entity that owns the interest in the entity owning the property. We also make preferred equity investments in entities that own property. In addition, mezzanine loans and preferred equity investments are often used to achieve a very high leverage on properties, resulting in less equity in the property and increasing the risk of loss of principal or investment. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan or preferred equity investment will be satisfied only after the senior debt, in the case of a mezzanine loan, or all senior and subordinated debt, in the case of a preferred equity investment, is paid in full. Where senior debt exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies or control decisions made in bankruptcy proceedings relating to borrowers or preferred equity investors. As a result, we may not recover some or all of our investment, which could result in significant losses that would materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

We may invest in CMBS that are subordinate to more senior securities issued by the applicable securitization, which entails certain risks.

We may invest in principal-only multifamily CMBS that represent the first loss tranche of a multifamily mortgage loan securitization. These first loss principal-only securities are subject to the first risk of loss if any losses are realized on the underlying mortgage loans in the securitization. CMBS generally entitle the holders thereof to receive payments that depend primarily on the cash flow from a specified pool of commercial or multifamily mortgage loans. Consequently, the CMBS, and in particular, first loss principal-only CMBS, will be adversely affected by payment defaults, delinquencies and losses on the underlying mortgage loans, each of which could have a material adverse effect our business, results of operations, financial condition and ability to make distributions to our stockholders.

We also may invest in interest-only multifamily CMBS issued by multifamily mortgage loan securitizations. However, these interest-only multifamily CMBS typically only receive payments of interest to the extent that there are funds available in the securitization to make the payment and may introduce increased risks since these securities have no underlying principal cash flows.

Our Manager will conduct due diligence on potential investments, but such due diligence may not reveal all of the risks associated with such investments and may not reveal other weaknesses in such investments, which could lead to losses.

Before acquiring certain assets, our Manager conducts due diligence on the underlying property or investment as described in “Our Business—Our Investment Process—Due Diligence.” There can be no assurance that our Manager’s due diligence process will uncover all relevant facts or that any purchase will be successful, which could result in losses on these investments, which, in turn, could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

The occurrence of cyber-incidents, or a deficiency in our cybersecurity or in those of any of our operating partners, their affiliates, or their property managers, could negatively impact our business by causing a disruption to the operations at the properties in which we invest, a compromise or corruption of confidential information or damage to our business relationships or reputation, all of which could negatively impact our business and results of operations.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity, or availability of our information resources or the information resources of our operating partners or their affiliates. More specifically, a cyber-incident is an intentional attack or an unintentional event that can include gaining unauthorized access to systems to disrupt operations, corrupt data, or steal confidential information. As our, our operating partners’, and their related property managers’ reliance on technology has increased, so have the risks posed to our systems, our operating partners’ systems, and the related property managers’ systems, both internal and those that have been outsourced. The primary risks that could directly result from the occurrence of a cyber-incident include operational interruption and private data exposure. We, through our Manager, will make commercially reasonable efforts to monitor the processes, procedures and controls of our partners and property managers to help mitigate these risks. However, due to the variety in size and experience of our operating partners and the related property managers, there are varying levels of protection in existence. Current measures, as well as our increased awareness of a risk of a cyber-incident, do not guarantee that our business and results of operations will not be negatively impacted by such an incident.

Loss of our exemption from registration under the Investment Company Act would adversely affect our results of operations, the market price of shares of our common stock and our ability to distribute dividends.

Neither we, nor our operating partnership, nor any of our subsidiaries intend to register as an investment company under the Investment Company Act. We expect that our operating partnership’s and subsidiaries’ investments in real estate will represent the substantial majority of our total asset mix, which would not subject us to the Investment Company Act. In order to maintain an exemption from registration under the Investment Company Act, we intend to engage, through our operating partnership and our wholly-owned and majority-owned subsidiaries, primarily in the business of buying real estate, and these investments must be made within a year after this offering ends. If we are unable to invest a significant portion of the proceeds from this offering in properties within one year of the termination of this offering, we may avoid being required to register as an investment company by temporarily investing any unused proceeds in government securities with low returns, which would reduce the cash available for distribution to stockholders and possibly lower your returns.

We expect that most of our assets will be held through wholly-owned or majority-owned subsidiaries of our operating partnership. We expect that most of these subsidiaries will be outside the definition of investment company under Section 3(a)(1) of the Investment Company Act as they are generally expected to hold at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. We believe that we, our operating partnership and most of the subsidiaries of our operating partnership will not fall within either definition of investment company as we intend to invest primarily in real property through our wholly-owned or majority-owned subsidiaries, the majority of which we expect to have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would be outside of the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its businesses primarily through the operating partnership, which in turn is a holding company conducting its business through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that we comply with the 40% test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe that neither we nor the operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor the operating partnership will engage primarily or hold itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority-owned subsidiaries, we and the operating partnership will be primarily engaged in the non-investment company businesses of these subsidiaries.

Certain of our subsidiaries hold joint venture investments in limited liability companies that hold real property. These subsidiaries hold a 50% or greater economic interest and a right to vote for major decisions with respect to the limited liability company. We take the position that such limited liability companies are majority-owned subsidiaries.

In the event that the value of investment securities held by the subsidiaries of our operating partnership were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires each of our subsidiaries relying on this exception to invest at least 55% of its portfolio in “mortgages and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets,” and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio may consist of miscellaneous assets. What we buy and sell is therefore limited to these criteria. How we classify our assets for purposes of the Investment Company Act will be based in large measure upon no-action letters issued by the SEC staff and other SEC interpretive guidance. These no-action positions were issued with respect to factual situations that may be substantially different from the factual situations we may face, and a number of these no-action positions were issued more than ten years ago. Pursuant to this guidance, and depending on the characteristics of the specific investments, certain joint venture investments may not constitute qualifying real estate assets and therefore investments in these types of assets may be limited. No assurance can be given that the SEC will concur with our classification of our assets. Future revisions to the Investment Company Act or further guidance from the SEC or its staff may cause us to lose our exclusion from registration or force us to re-evaluate our portfolio and our investment strategy. Such changes may prevent us from operating our business successfully.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, qualifying real estate assets owned by wholly-owned or majority-owned subsidiaries of our operating partnership.

To ensure that neither we, nor our operating partnership nor any of our other subsidiaries are required to register as an investment company, each entity may be unable to sell assets they would otherwise want to sell and may need to sell assets they would otherwise wish to retain. In addition, we, our operating partnership or our other subsidiaries may be required to acquire additional income or loss-generating assets that we might not otherwise acquire or forego opportunities to acquire interests in companies that we would otherwise want to acquire. Although we, our operating partnership and our other subsidiaries intend to monitor our respective portfolios periodically and prior to each acquisition or disposition, any of these entities may not be able to maintain an exclusion from registration as an investment company. If we, our operating partnership or our other subsidiaries are required to register as an investment company but fail to do so, the unregistered entity would be prohibited from engaging in our business, and criminal and civil actions could be brought against such entity. In addition, the contracts of such entity would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of the entity and liquidate its business. The occurrence of any of these events could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

For more information on issues related to compliance with the Investment Company Act, see “Policies With Respect to Certain Activities—Policies Relating to the Investment Company Act.”

If we fail to implement and maintain an effective system of integrated internal controls, we may not be able to accurately report our financial results.

As a new publicly traded company, we will be required to comply with the applicable provisions of the Sarbanes-Oxley Act, which requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting and effective disclosure controls and procedures for making required filings with the SEC. Effective internal and disclosure controls are necessary for us to provide reliable financial reports and effectively prevent fraud and to operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed.

The process for designing and implementing an effective system of integrated internal controls is a continuous effort that requires significant resources and devotion of time. As part of the ongoing monitoring of internal controls required of publicly traded companies, we may discover material weaknesses in our internal controls. As a result of weaknesses that may be identified in our internal controls, we may also identify certain deficiencies in some of our disclosure controls and procedures that we believe require remediation. If we discover weaknesses, we will make efforts to improve our internal and disclosure controls. However, there is no assurance that we will be successful. In addition, as an “emerging growth company,” our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until the later of the year following our first annual report required to be filed with the SEC and the date we are no longer an “emerging growth company,” which may be up to a full five fiscal years following this offering.

Any failure to maintain effective controls or timely effect any necessary improvement of our internal and disclosure controls could harm operating results or cause us to fail to meet our reporting obligations, which could affect our ability to remain listed with the NASDAQ. Ineffective internal and disclosure controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the per share trading price of our common stock.

Costs associated with, and the risk of failing to comply with, the Americans with Disabilities Act may affect our cash available for distributions.

We generally expect that the properties in which we invest will be subject to the Americans with Disabilities Act of 1990, as amended, or the ADA. Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA does not apply to individually owned or leased housing in the private sector not used as a public accommodation, including condominium or apartment properties. However, places of public accommodation located in residential buildings, such as rental and sales offices, commercial spaces, and hotel accommodations, are covered by the ADA Standards. Complying with the ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties, and attorney’s fees. Violations of analogous state or local public accommodation laws could, in some cases, result in the imposition of an award of damages to private litigants. We will attempt to invest in properties that comply with the ADA or place the burden on the seller or a third party to ensure compliance with such laws. However, we cannot assure you that we will be able to invest in properties or allocate responsibilities in this manner. If we cannot, our joint venture properties or our operating partners may incur costs to comply with these laws and this could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Most of the properties in which we invest must comply with the Fair Housing Amendments Act of 1988, or the FHAA, and failure to comply may affect our earnings and our cash available for distribution to our stockholders.

Most of the properties in which we invest must comply with the FHAA, which requires that apartment properties first occupied after March 13, 1991 be accessible to handicapped residents and visitors. As with the ADA, compliance with the FHAA could require removal of structural barriers to handicapped access in a community, including the interiors of apartment units covered under the FHAA. Recently there has been heightened scrutiny of apartment housing properties for compliance with the requirements of the FHAA and the ADA and an increasing number of substantial enforcement actions and private lawsuits have been brought against apartment communities to ensure compliance with these requirements. Noncompliance with the FHAA could result in the imposition of fines, awards of damages to private litigants, payment of attorneys’ fees and other costs to plaintiffs, substantial litigation costs and substantial costs of remediation, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Risks Related to Our Formation Transactions

Upon completion of this offering and consummation of our formation transactions, the contributing investors will own, directly or indirectly, an aggregate % beneficial interest in our company on a fully diluted basis and may have the ability to exercise significant influence over our company and our operating partnership, including the approval of significant corporate transactions.

Upon completion of this offering and consummation of our formation transactions, Mr. Donlon, JMP and NYMT will directly or indirectly beneficially own approximately    %,    % and    %, respectively, of our outstanding common stock on a fully diluted basis (or approximately    %,    % and    %, respectively, if the underwriters fully exercise their overallotment option), and Mr. Donlon will be a director of our company. In addition, the contributing investors collectively beneficially own 100% of our Manager. Consequently, these stockholders will be able to significantly influence our business and operations through our Manager and may be able to significantly influence the outcome of matters submitted for stockholder action, including the approval of significant corporate transactions, including business combinations, consolidations and mergers. Similarly, the contributing investors may have influence over transactions that we engage in including transactions which require the approval of our directors. Such items may include decisions related to future capital raises, investment strategy, dividend declarations, financing decisions and decisions regarding our Manager. NYMT, JMP and their affiliates are also in the business of making investments in companies and assets and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or investments that we target. NYMT or JMP may also pursue investment opportunities that are complementary to our business, and, as a result, those investment opportunities may not be available to us. As long as the contributing investors or their affiliates continue to own a significant amount of our outstanding common stock, or one or more of their affiliates serve on our board of directors, the contributing investors may continue to be able to influence our decisions.

We have not obtained a fairness opinion or independent third-party appraisal of the interests or assets being contributed to us in connection with our formation transactions, and the consideration to be paid by us in our formation transactions was not negotiated on an arm’s-length basis and may exceed the fair market value of the interests and other assets in our Initial Portfolio.

We have not obtained a fairness opinion or independent third-party appraisal of the interests or assets being contributed to us in connection with our formation transactions. The number of shares of our common stock to be paid to the contributing investors and an affiliate of NYMT in our formation transactions is fixed and was based upon the contributing investors’ estimates of, (i) in the case of the Predecessor Investment Portfolio, the value of the investments that comprise the Predecessor Investment Portfolio and the outstanding subsidiary preferred units that will be held by Ellington upon completion of this offering and (ii) in the case of the NYMT Contributed Assets, the value of the investments that comprise the NYMT Contributed Assets. The estimates of the value of these assets and interests were based on various factors, including the historical performance of the subject property to which our investment relates, the structure of the investment, market conditions, market required rates of return and the duration of the investment. As a result, the consideration to be paid by us to the contributing investors and the affiliate of NYMT was not based on arm’s-length negotiations and was not approved by any independent directors. The consideration we will pay to acquire the investments that comprise our Initial Portfolio may exceed the fair market value of these assets and we could realize less value from these assets than we would have if the assets had been acquired through arm’s-length negotiations. See “Certain Relationships and Related Transactions.”

We may assume unknown liabilities in connection with our formation transactions which could result in unexpected liabilities and expenses.

As part of our formation transactions, we will receive certain assets or interests in certain assets subject to existing liabilities, some of which may be unknown to us at the time of our formation transactions. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims of tenants, vendors or other persons dealing with the entities prior to this offering (including those that had not been asserted or threatened prior to this offering), tax liabilities, and accrued but unpaid liabilities incurred in the ordinary course of business. Our recourse with respect to such liabilities may be limited. Depending upon the amount or nature of such liabilities, our business, results of operations, financial condition and ability to make distributions to our stockholders may be materially adversely affected.

We will not obtain new Phase I environmental site assessments, property condition reports, surveys or title reports in connection with our formation transactions, and the assessments or reports obtained before our investment in these properties do not provide assurance that we will not be exposed to environmental liabilities at our properties.

We will not obtain new Phase I environmental site assessments, nor will we obtain new property condition reports, surveys or title reports, with respect to any of the properties underlying the investments that comprise our Initial Portfolio prior to our formation transactions. No assurances can be given that any of the prior Phase I environmental site assessments or other property reports previously obtained identify all environmental conditions impacting the properties because material environmental conditions may have gone undetected at the time of the assessment or report or may have developed since the Phase I environmental site assessments were conducted or the property reports were issued. The Phase I environmental site assessments are also of limited scope and do not include comprehensive asbestos, lead-based paint or lead in drinking water assessments. We also cannot guarantee that a prior owner or tenant of a property or that an adjacent property owner has not created a material environmental condition that is unknown to us or that there are no other unknown material environmental conditions as to any one or more of the properties underlying our investments. There also exists the risk that material environmental conditions, liabilities or compliance concerns may arise in the future. The realization of any or all of these risks may materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

We may pursue less vigorous enforcement of the terms of the agreements relating to our formation transactions and other agreements because of conflicts of interest with certain of our officers and directors and affiliates of our Manager, and the terms of those agreements may be less favorable to us than they might otherwise have been if they had been negotiated on an arm’s-length basis.

The agreements between our company and the contributing investors and an affiliate of NYMT relating to our formation transactions contain limited representations and warranties and have limited express indemnification rights in the event of a breach of those agreements. In addition,

Mr. Donlon, our chief executive officer, currently serves as an officer of our Manager. Consequently, he has a fiduciary duty to act in the best interests of the funds our Manager manages. Even if we have actionable rights, we may choose not to enforce, or to enforce less vigorously, our rights under these agreements or under other agreements we may have with these parties, because of our desire to maintain positive relationships with these individuals and entities.

Risks Related to Our Manager and the Management Agreement

We are dependent on our Manager and its key personnel for our success.

We are externally advised by our Manager and, pursuant to the Management Agreement, our Manager is not obligated to dedicate any specific personnel exclusively to us, nor is its personnel obligated to dedicate any specific portion of their time to the management of our business. As a result, we cannot provide any assurances regarding the amount of time our Manager will dedicate to the management of our business. Moreover, each of our officers and one of our non-independent directors is also an employee of our Manager or one of its affiliates, and has significant responsibilities for other investment vehicles currently managed by our Manager, and may not always be able to devote sufficient time to the management of our business. Consequently, we may not receive the level of support and assistance that we otherwise might receive if we were internally managed.

In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager’s principals and professionals. The initial term of our Management Agreement with our Manager only extends until          , with automatic one-year renewals thereafter, and may be terminated earlier under certain circumstances. If the Management Agreement is terminated or not renewed and no suitable replacement is found to manage us, we may not be able to execute our business plan, which could have a material adverse effect our business, results of operations, financial condition and ability to make distributions to our stockholders.

The inability of our Manager to retain or obtain key personnel could delay or hinder implementation of our investment strategies, which could impair our ability to make distributions and could reduce the value of your investment.

We do not have any employees of our own. Instead, our Manager is obligated to supply us with substantially all of our senior management team, including our chief executive officer, president, chief accounting officer and chief operating officer. Subject to investment, leverage and other guidelines or policies adopted by our board of directors, our Manager has significant discretion regarding the implementation of our investment and operating policies and strategies. Accordingly, we believe that our success will depend significantly upon the experience, skill, resources, relationships and contacts of the senior officers and key personnel of our Manager and its affiliates. In particular, our success depends to a significant degree upon the contributions of Mr. Donlon, Ms. Stiller, Mr. Hogue and Mr. Brannan, all of whom are senior officers of our Manager. If any of these people were to cease their affiliation with us or our Manager, either we or our Manager may be unable to find suitable replacements, and our operating results could suffer. We believe that our future success depends, in large part, upon our Manager’s ability to hire and retain highly skilled personnel. Competition for highly skilled personnel is intense, and our Manager may be unsuccessful in attracting and retaining such skilled personnel. If we lose or are unable to obtain the services of highly skilled personnel, our ability to implement our investment strategies could be delayed or hindered and this could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Termination of the Management Agreement, even for poor performance, could be difficult and costly, including as a result of termination fees, and may cause us to be unable to execute our business plan.

Termination of the Management Agreement without cause, even for poor performance, could be difficult and costly. We may terminate the Management Agreement without cause if at least two-thirds of our independent directors determine either (i) there has been unsatisfactory performance by our Manager that is materially detrimental to us or (ii) the base management and incentive fees payable by us to our Manager are above then-current market rates. We may generally terminate our Manager for “cause” (as defined in the Management Agreement); provided that if we are terminating due to a “change of control” of our Manager (as defined in the Management Agreement), a majority of our independent directors must determine such change of control is materially detrimental to us prior to any termination. If we terminate the Management Agreement without cause, or if the Manager terminates the Management Agreement because of a material breach by us, we must pay our Manager a termination fee payable in cash. The termination fee, if any, will be equal to three times the sum of the base management fee and incentive fee earned, in each case, by our Manager during the 12-month period immediately preceding the most recently completed fiscal quarter prior to such termination. These provisions may substantially restrict our ability to terminate the Management Agreement without cause and would cause us to incur substantial costs in connection with such a termination.

Because we are dependent upon our Manager and its affiliates to conduct our operations, any adverse changes in the financial health of our Manager or its affiliates or our relationship with them could hinder our operating performance and the return on your investment.

We are dependent on our Manager and its affiliates to manage our operations and acquire and manage our investments. Under the direction of our board of directors, and subject to our investment guidelines, our Manager makes all decisions with respect to the management of our company. To conduct its operations, our Manager depends upon the fees and other compensation that it receives from us in connection with managing our company and from other entities and investors with respect to investment management services it provides, including NYMT and certain of its affiliates. Any adverse changes in the financial condition of our Manager or its affiliates, or our relationship with our Manager, could hinder its ability to successfully manage our operations and our portfolio of investments, which would materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

We compete with our Manager’s other accounts for access to our Manager.

Our Manager currently manages other accounts with a focus that overlaps with our investment focus, and expects to continue to do so in the future. Our Manager is not restricted in any way from sponsoring or accepting capital from new accounts, even for investing in asset classes or strategies that are similar to, or overlapping with, our asset classes or strategies. Therefore, we compete for access to the benefits that our relationship with our Manager provides us.

We compete with other accounts managed by our Manager for opportunities to acquire assets, which are allocated in accordance with our Manager’s investment allocation policies.

Some of the assets we target for investment are also targeted assets of other accounts managed by our Manager, including NYMT and certain of its affiliates, and our Manager has no duty to allocate such opportunities in a manner that preferentially favors us. Our Manager makes available to us all opportunities to acquire assets that it determines, in its reasonable and good faith judgment, based on our objectives, policies and strategies, and other relevant factors, are appropriate for us in accordance with our Manager’s written investment allocation policy, it being understood that we might not participate in each such opportunity, but will on an overall basis equitably participate with our Manager’s other accounts in all such opportunities.

Since many of our targeted assets are typically available only in specified quantities or do not provide for co-investment, in cases where one or more clients may be eligible and desire to participate in an investment, our Manager will make investment decisions and allocate investments after taking into consideration its fiduciary duties, the conflicts of interest, the facts and circumstances of each investment and each accounts investment objectives and mandates. Our Manager’s investment allocation policy provides as follows: for fixed return investment opportunities in the southeastern U.S., our Manager will allocate the opportunity first to us and then to other accounts, while fixed-return investment opportunities outside of the southeastern

U.S. will be allocated first to NYMT and then to other accounts of our Manager, including us. In addition, our Manager generally will allocate all non-fixed income investment opportunities, such as joint venture equity, to us. In the event our Manager believes that other investments other than those described in the two immediately preceding sentences meet the investment guidelines for more than one account, our Manager will offer the opportunities to both accounts. Should we and one or more account of the Manager be involved in the same investment, our Manager will seek the approval of our board of directors for all material decisions relating to that investment.

The base management fee payable to our Manager is payable regardless of the performance of our portfolio, which may reduce our Manager’s incentive to devote the time and effort to seeking profitable opportunities for our portfolio.

We will pay our Manager base management fees based on our stockholders’ equity (as defined in the Management Agreement) regardless of the performance of our business. The base management fee takes into account the net proceeds from both common and preferred share offerings, among other things. Our Manager’s entitlement to non-performance-based compensation might reduce its incentive to devote the time and effort of its professionals to seeking profitable opportunities for our business, which could result in a reduction in our performance and could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

The incentive fee payable to our Manager under the Management Agreement is payable quarterly and is based on our Core FFO and therefore, may cause our Manager to select investments in more risky assets to increase its incentive compensation.

Our Manager is entitled to receive incentive compensation based upon our achievement of targeted levels of Core FFO. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on Core FFO may lead our Manager to place undue emphasis on the maximization of Core FFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative. This could result in increased risk to the value of our investment portfolio.

FFO is net income or loss (computed in accordance with GAAP), excluding gains and losses on sales and impairments of real estate, real estate-related depreciation and amortization expense, and after adjustments for unconsolidated joint ventures. Core FFO removes from FFO the effect of items that do not reflect ongoing property operations, including acquisition expenses, expensed costs related to the issuance of shares of our common stock and equity-based compensation expenses.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager will be authorized to follow very broad investment guidelines established by our board of directors. Our board of directors will periodically review our investment guidelines and our portfolio and asset management decisions. However, it generally will not review all of our proposed investments and asset-management decisions. In addition, in conducting periodic reviews, our board of directors will rely primarily on information provided to it by our Manager. Furthermore, transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf, including making investments that may result in returns that are substantially below expectations or result in losses, which would materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Our Manager and our senior management team have no experience managing a REIT or a publicly traded company.

Our senior management team and that of our Manager have no prior experience in managing a REIT. Moreover, our Manager and most members of our senior management team have no experience managing a publicly traded REIT. We cannot assure you that the past experience of our Manager and our senior management team will be sufficient to successfully operate our company as a REIT or a publicly traded company, including the requirements to timely meet disclosure requirements of the SEC, comply with REIT provisions of the Code and comply with the Sarbanes-Oxley Act.

The Management Agreement was not negotiated on an arm’s-length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

Our executive officers, one of whom is the chairman of our board of directors, are officers of our Manager, and the contributing investors whom will collectively beneficially own approximately    % of our outstanding common stock upon completion of this offering and our formation transactions, collectively beneficially own 100% of our Manager. As a result, the Management Agreement was negotiated between related parties and its terms, including fees payable to our Manager, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. In addition, we may choose not to enforce, or to enforce less vigorously, our rights under the Management Agreement because of our desire to maintain our ongoing relationship with our Manager and its affiliates.

There will be conflicts of interest in our relationships with our Manager, which could result in decisions that are not in the best interests of our stockholders.

We are subject to conflicts of interest arising out of our relationship with our Manager and its affiliates. Currently, all of our executive officers, and one of our directors, are employees of our Manager or one or more of its affiliates. As a result, our Manager and our officers may have conflicts between their duties to us and their duties to, and interests in, our Manager and its affiliates.

We may acquire or sell assets in which our Manager or its affiliates have or may have an interest. Similarly, our Manager or its affiliates may acquire or sell assets in which we have or may have an interest. Although such acquisitions or dispositions may present conflicts of interest, we nonetheless may pursue and consummate such transactions. Additionally, we may engage in transactions directly with our Manager or its affiliates, including the purchase and sale of all or a portion of a portfolio asset.

Acquisitions made for entities with similar objectives may be different from those made on our behalf. Our Manager or its affiliates may have economic interests in or other relationships with others in whose obligations or securities we may acquire. In particular, such persons may make or hold an investment in securities that we acquire that may be pari passu, senior or junior in ranking to our interest in the securities or in which partners, security holders, officers, directors, agents or employees of such persons serve on boards of directors or otherwise have ongoing relationships. Each of such ownership and other relationships may result in securities laws restrictions on transactions in such securities and otherwise create conflicts of interest. In such instances, our Manager may, in its sole discretion, make recommendations and decisions regarding such securities for other entities that may be the same as or different from those made with respect to such securities and may take actions (or omit to take actions) in the context of these other economic interests or relationships the consequences of which may be adverse to our interests.

In deciding whether to issue additional debt or equity securities, we will rely in part on recommendations made by our Manager. While such decisions are subject to the approval of our board of directors, one of our directors will also be an employee of our Manager. Because our Manager will earn a management fee from us that is based on the total amount of our stockholders’ equity, our Manager may have an incentive to recommend that we issue additional equity securities. See below for further discussion of the adverse impact future debt or equity offerings could have on shares of our common stock. Future offerings of debt securities, which would rank senior to our common stock upon liquidation, and future offerings of equity securities which would dilute the common stock holdings of our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of shares of our common stock.

The officers of our Manager and its affiliates will devote as much time to us as our Manager deems appropriate, however, these officers may have conflicts in allocating their time and services among us and the accounts of other entities our Manager manages, including NYMT and certain of its affiliates. During economic downturns and other times when we will need focused support and assistance from our Manager, other entities that our Manager advises or manages will likewise require greater focus and attention, placing our Manager’s resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if our Manager did not manage other entities.

Risks Related to Debt Financing

We will require additional capital to continue to operate and grow our business and investment portfolio, and the failure to obtain such capital through financing or funding transactions would have a material adverse effect on our business, financial condition, results of operations and ability to make distributions to our stockholders.

We require capital to fund our targeted investments, to fund our operations, including overhead costs and the management fee to our Manager, to fund distributions to our stockholders and to repay principal and interest on our borrowings. We expect to meet our capital requirements using cash on hand, cash flow generated from our operations and principal and interest payments received from our investments. However, because of distribution requirements imposed on us to qualify as a REIT, which generally require that we distribute to our stockholders 90% of our annual taxable income (excluding net capital gains), our ability to finance our growth must largely be funded by external sources of capital. As a result, we will have to rely on third-party sources of capital, including public and private offerings of securities and debt financings. Financing may not be available to us when needed, on favorable terms, or at all. In the event that we are unable to obtain adequate financing to fund or grow our business, it would have a material adverse effect on our ability to acquire additional assets and make our debt service payments and our business, results of operations, financial condition and the ability to make distributions to our stockholders would be materially adversely affected.

We intend to use prudent amounts of leverage, but even prudent amounts of leverage will exacerbate any losses we incur on our current and future investments and may reduce cash available for distribution to our stockholders. Moreover, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate.

Although we currently do not leverage our investments through direct borrowings, we intend to use prudent amounts of leverage in making our investments in the future, which we define as having total indebtedness of approximately 50% of the fair market value of all of our investments. However, we are not subject to any limitations on the amount of leverage we may use, on a single investment or in total, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate.

Our board of directors has the authority to change our financing policies at any time and without stockholder approval. If our board of directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including the lending standards of government-sponsored enterprises, such as Fannie Mae and Freddie Mac, for loans in connection with the financing of apartment properties, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected operating net revenues, and general market conditions.

The amount of leverage we incur on a specific investment will vary depending on the asset type, our ability to obtain borrowings, the cost of the debt and our lenders’ estimates of the value of our portfolio’s cash flow. The return on our investments and cash available for distribution to our stockholders may be reduced to the extent that changes in market conditions cause the cost of our financing to increase relative to the income that can be derived from the assets we own. Further, any leverage on our equity will exacerbate any losses we incur.

Our outstanding indebtedness and indebtedness to be incurred in the future, whether secured by individual properties in which we invest or unsecured, could subject us to increased risk of loss, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

We may incur indebtedness in the future, whether secured by individual properties in which we invest or unsecured, which, together with the subsidiary preferred units, which we view as a form of debt, could subject us to several risks, including, among others, that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with any of the other covenants contained in the debt agreements, which is likely to result in:
•	acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all;
•	our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements; and
•	the loss of some or all of our assets to foreclosure or sale;
•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;
•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder distributions or other purposes; and
•	we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all.

High mortgage rates may make it difficult for us to finance or refinance joint venture investments, which could reduce the number of joint venture investments we can make, our cash flow from operations and the amount of cash distributions we can make.

If mortgage debt is unavailable at reasonable rates, we and our operating partner may not be able to finance potential investments. All of the multifamily properties in which we have invested are encumbered by senior mortgage debt. As a result, we or our operating partners run the risk of being unable to refinance the properties when the debt becomes due or of being unable to refinance on favorable terms. If interest rates are higher when these properties are refinanced, our income could be reduced. Moreover, we or our operating partners may be unable to refinance properties. If any of these events occurs, our cash flow will be reduced. This, in turn, will reduce cash available for distribution to you and may hinder our ability to raise capital by issuing more stock or borrowing more money.

Lenders may require us or the entities in which we invest to enter into restrictive covenants relating to our operations or the operations of the entities in which we invest, which could limit our ability to make distributions to you.

When providing financing, a lender may impose restrictions on us or the entities in which we invest that could affect our distribution and operating policies or those of the entities in which we invest, and this in turn could affect our ability or the ability of the entities in which we invest to incur additional debt. Loan documents we enter into in connection with a joint venture equity or preferred equity investment or otherwise may contain covenants that limit our ability or the ability of the entities in which we invest to further mortgage the property, discontinue insurance coverage, or replace our Manager. These or other limitations may limit our flexibility and prevent us from achieving our operating plans, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Lenders may be able to recover against our other properties under our mortgage loans.

In financing our investments, we may seek to obtain secured nonrecourse loans, however, we may enter into recourse loans. If we use recourse financing for our investments, in addition to the assets securing the loan, the lender would have the ability to look to our other assets for satisfaction of the debt if the proceeds from the sale or other disposition of the assets securing the loan are insufficient to fully repay it when required. Also, in order to facilitate the sale of a property, we may allow the buyer to purchase the property subject to an existing loan whereby we remain responsible for the debt.

If we are required to make payments under any “bad boy” carve-out guaranties that we may provide in connection with certain mortgages and related loans, our business and financial results could be materially adversely affected.

In obtaining certain nonrecourse loans in connection with an investment or otherwise, we or the entities in which we invest may provide standard carve-out guaranties. These guaranties are only applicable if and when the borrower directly, or indirectly through agreement with an affiliate, operating partner or other third party, voluntarily files a bankruptcy or similar liquidation or reorganization action or takes other actions that are fraudulent or improper (commonly referred to as “bad boy” guaranties). Although we believe that “bad boy” carve-out guaranties are not guaranties of payment in the event of foreclosure or other actions of the foreclosing lender that are beyond the borrower’s control, some lenders in the real estate industry have recently sought to make claims for payment under such guaranties. In the event such a claim were made against us or the entities in which we invest under a “bad boy” carve-out guaranty following foreclosure on mortgages or related loans, and such claim were successful, our business, results of operations, financial condition and ability to make distributions to our stockholders could be materially adversely affected.

To hedge against interest rate fluctuations, we or the entities that issue our joint venture and preferred equity investments may use derivative financial instruments that may be costly and ineffective, may reduce the overall returns on your investment, and may expose us to the credit risk of counterparties.

To the extent consistent with qualifying as a REIT, we or the entities that issue our joint venture and preferred equity investments may use derivative financial instruments to hedge exposures to interest rate fluctuations on loans secured by our assets and investments in collateralized mortgage-backed securities. Derivative instruments may include interest rate swap contracts, interest rate cap or floor contracts, futures or forward contracts, options or repurchase agreements. Our actual hedging decisions will be determined in light of the facts and circumstances existing at the time of the hedge and may differ from time to time.

To the extent that we or the entities that issue our joint venture and preferred equity investments use derivative financial instruments to hedge against interest rate fluctuations, we or the entities that issue our joint venture and preferred equity investments will be exposed to financing, basis risk and legal enforceability risks. In this context, credit risk is the failure of the counterparty to perform under the terms of the derivative contract. If the fair value of a derivative contract is positive, the counterparty owes us, which creates credit risk for us. Basis risk occurs when the index upon which the contract is based is more or less variable than the index upon which the hedged asset or liability is based, thereby making the hedge less effective. Finally, legal enforceability risks encompass general contractual risks, including the risk that the counterparty will breach the terms of, or fail to perform its obligations under, the derivative contract. If we or the entities that issue our joint venture and preferred equity investments are unable to manage these risks effectively, our business, results of operations, financial condition and ability to make distributions to our stockholders could be materially adversely affected.

Complying with REIT requirements may limit our ability to hedge risk effectively.

The REIT provisions of the Code may limit our ability and the ability of the entities that issue our joint venture and preferred equity investments to hedge the risks inherent to our operations and those of our operating partners. From time to time, we or the entities that issue our joint venture and preferred equity investments may enter into hedging transactions with respect to one or more of our assets or liabilities or the properties or liabilities of the entities that issue our joint venture and preferred equity investments. Our hedging transactions or those of the entities that issue our joint venture and preferred equity investments may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts. Any income or gain derived by us from transactions that hedge certain risks, such as the risk of changes in interest rates, will not be treated as gross income for purposes of either the 75% or the 95% income test, as defined below in “Material U.S. Federal Income Tax Considerations—Gross Income Tests,” unless specific requirements are met. Such requirements include that the hedging transaction be properly identified within prescribed time periods and that the transaction either (1) hedges risks associated with indebtedness issued by us that is incurred to acquire or carry real estate assets or (2) manages the risks of currency fluctuations with respect to income or gain that qualifies under the 75% or 95% income test (or assets that generate such income). To the extent that we do not properly identify such transactions as hedges, hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the 75% and 95% income tests. Although our operating partners are required to obtain our consent prior to entering into such a hedging transaction, it is possible that an operating partner might fail to obtain our consent as required and as a result, we may be exposed to this failure to properly identify a hedge for purposes of our REIT compliance. As a result of these rules, we and the entities that issue our joint venture and preferred equity investments may have to limit the use of hedging techniques that might otherwise be advantageous, especially during times when interest rates are, or are expected to be, rising, which could result in greater risks associated with interest rate or other changes than we would otherwise incur.

You may not receive any profits resulting from the sale of one of our investments, or receive such profits in a timely manner, because we may provide financing for the purchaser of such investment.

If we liquidate our company, you may experience a delay before receiving your share of the proceeds of such liquidation. In a forced or voluntary liquidation, we may sell our investments either subject to or upon the assumption of any then outstanding mortgage debt or, alternatively, may provide financing to purchasers. We may take a purchase money obligation secured by a mortgage as partial payment. We do not have any limitations or restrictions on our taking such purchase money obligations. To the extent we receive promissory notes or other property instead of cash from sales, such proceeds, other than any interest payable on those proceeds, will not be included in net sale proceeds until and to the extent the promissory notes or other property are actually paid, sold, refinanced or otherwise disposed of. In certain cases, we may receive initial down payments in the year of sale in an amount less than the selling price and subsequent payments may be spread over a number of years. In such cases, you may experience a delay in the distribution of the proceeds of a sale until such time.

Risks Related to Our Organizational Structure

The ownership limits in our charter may discourage a takeover or business combination that may have benefited our stockholders.

To assist us in qualifying as a REIT, among other purposes, our charter generally restricts the beneficial or constructive ownership of our shares of capital stock by any person to no more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, except that NYMT may own up to % of the shares of our common stock as long as it continues to qualify as a REIT. This and other restrictions on ownership and transfer of our common stock contained in our charter may discourage a change of control of us and may deter individuals or entities from making tender offers for our common stock on terms that might be financially attractive to you or which may cause a change in our management. In addition to deterring potential transactions that may be favorable to our stockholders, these provisions may also decrease your ability to sell our common stock.

Our stockholders’ ability to control our operations is severely limited.

Our major strategies, including our strategies regarding investments, financing, growth, debt capitalization, REIT qualification and distributions, are determined by our board of directors. Our board of directors may amend or revise these and other strategies without a vote of our stockholders. However, as discussed above, the contributing investors and their affiliates will own a significant portion of the outstanding shares of our common stock upon completion of this offering and may be able to significantly influence transactions and other matters that require the approval or consideration or our board of directors. See “—Risks Related to Our Formation Transactions—Upon completion of this offering and consummation of our formation transactions, the contributing investors will own, directly or indirectly, an aggregate       % beneficial interest in our company on a fully diluted basis and may have the ability to exercise significant influence over our company and our operating partnership, including the approval of significant corporate transactions.”

Certain provisions of Maryland law could inhibit a change in our control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change in our control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares of our common stock.

Our board of directors may elect for us to become subject to the “business combination” provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of our then outstanding voting capital stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting capital stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of our voting capital stock; and (2) two-thirds of the votes entitled to be cast by holders of voting capital stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations (i) between us and any other person, provided that the business combination is first approved by our board of directors, including a majority of our directors who are not affiliates or associates of such person and (ii) between us and our Manager or any of its affiliates and associates, or any person acting in concert with any of the foregoing. This resolution, however, may be altered or repealed in whole or in part at any time. If this resolution is repealed, or our board of directors does not otherwise approve a business combination, this statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Business Combinations.”

The “control share” provisions of the MGCL provide that “control shares” of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in the election of directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights, with respect to those shares, except to the extent approved by its stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquirer of control shares, the officers of the Maryland corporation and the directors of the Maryland corporation who are also employees of the Maryland corporation. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares. There can be no assurance that this provision will not be amended or eliminated at any time in the future. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Control Share Acquisitions.”

The provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain provisions if we have a class of equity securities registered under the Exchange Act (which we will have upon the completion of this offering), and at least three independent directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in our control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then current market price. Our charter contains a provision whereby we elect, at such time as we become eligible to do so, to be subject to the provisions of Title 3, Subtitle 8 of the MGCL relating to the filling of vacancies on our board of directors. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Maryland Unsolicited Takeovers Act.”

We will be required to materially increase the return paid to holders of the subsidiary preferred units and may be required to sell all of the Predecessor Investment Portfolio if a changeover event (as defined in the operating agreement of our predecessor) occurs, either of which could have a material adverse impact on our financial condition and results of operations.

The amended and restated operating agreement of our predecessor that will become effective substantially concurrent with the closing of our formation transactions, which we refer to as our “subsidiary operating agreement,” defines a “changeover event” as the occurrence (without cure during any available cure period) of any of the following events or circumstances: our predecessor fails to make a payment of the quarterly return payable to its preferred members; our predecessor becomes the subject of a petition in bankruptcy or similar proceeding; our predecessor sells all or substantially all of its assets; our predecessor breaches any covenant set forth in the subsidiary operating agreement; and, for so long as our Manager has any authority delegated to it by our operating partnership (as managing member of our predecessor), our Manager materially violates the subsidiary operating agreement or the Management Agreement. If a changeover event occurs, the subsidiary operating agreement requires the following, among other things, to take place: the return required to be paid to the holders of the subsidiary preferred units will be increased to 15.0% per annum, such holders will become first in priority for all distributions of our predecessor and our operating partnership will be required, unless the preferred members approve another course of action, to sell, in a commercially reasonable manner, all of our predecessor’s assets, which include the Predecessor Investment Portfolio. If our operating partnership is required to sell all of our predecessor’s assets, the amount of our investments would be significantly reduced. Either the significant reduction in the amount of our investments or the significant increase in the preferred return could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

We may not be able, in the future, to generate sufficient cash flow from our investments to make required distributions to the holders of the subsidiary preferred units and to make dividend payments to our stockholders.

The subsidiary operating agreement of our predecessor requires our predecessor to pay to the holders of the subsidiary preferred units, on a quarterly basis, a preferred return of 10.0% per annum (unless increased to 15.0% per annum as a result of a changeover event) on such holders’ adjusted capital contributions (as defined in the subsidiary operating agreement) to our predecessor. Upon completion of our formation transactions, the preferred members’ adjusted capital contributions will be $    million. If the Predecessor Investment Portfolio does not provide enough cash for our predecessor to satisfy the required distributions to its preferred members, we may be required to fund additional capital to our predecessor, which would reduce the cash we have available for investments and distributions to our stockholders. Moreover, if our Initial Portfolio (including the Predecessor Investment Portfolio) and future investments in multifamily apartment properties do not provide enough cash to fund our predecessor’s required distributions to its preferred members, we may experience a changeover event, which would materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

Our authorized but unissued common and preferred stock may prevent a change in our control.

Our charter authorizes us to issue additional authorized but unissued shares of our common stock and preferred stock. In addition, our charter permits our board of directors to amend, without stockholder approval, our charter to increase or decrease the aggregate number of our authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue. Our board of directors may also classify or reclassify any unissued shares of our common stock or preferred stock and may set the preferences, rights and other terms of the classified or reclassified shares of our common stock or preferred stock. As a result, among other things, our board of directors may establish a class or series of common stock or preferred stock that could delay, defer or prevent a transaction or a change in our control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Certain provisions in the partnership agreement for our operating partnership may delay or prevent unsolicited acquisitions of us.

Provisions in the partnership agreement for our operating partnership may delay or make more difficult unsolicited acquisitions of us or changes in our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some stockholders might consider such proposals, if made, desirable. These provisions include, among others:

•	redemption rights of qualifying parties;
•	transfer restrictions on the common units;
•	the ability of the general partner in some cases to amend the partnership agreement without the consent of the limited partners; and
•	the right of the limited partners to consent to transfers of the general partnership interest and mergers under specified circumstances.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Under Maryland law generally, each of our directors must act in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinary prudent person in a like position would use under similar circumstances. Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under current Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or
•	active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action.

In addition, our charter authorizes us to indemnify our present and former directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us as a director or officer or in certain other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification.

As a result, we and our stockholders may have more limited rights against our present and former directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies, which could limit your recourse in the event of actions not in your best interest.

Our charter contains provisions that make removal of our directors and filling vacancies difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that, subject to the rights of holders of any class of series of preferred stock, a director may be removed only for “cause” (as defined in our charter), and then only by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is duly elected and qualifies. These requirements make it more difficult for our stockholders to change our management by removing and replacing directors and may prevent a change in our control that is in the best interests of our stockholders.

Our charter generally does not permit ownership in excess of 9.8% of any class or series of our capital stock, and attempts to acquire our capital stock in excess of the ownership limit will be ineffective unless an exemption is granted by our board of directors.

Our charter generally prohibits beneficial or constructive ownership by any person of more than 9.8% in value or in number of shares, whichever is more restrictive, of any class or series of our outstanding shares of capital stock, except that NYMT may own up to    % of the shares of our common stock as long as it continues to qualify as a REIT, and contains certain other limitations on the ownership and transfer of our capital stock. Our board of directors, in its sole discretion, may grant an exemption (prospectively or retroactively) to certain of these prohibitions, subject to certain conditions and receipt by our board of such representations, covenants, and undertakings as our board of directors may deem appropriate. Our board of directors may from time to time increase or decrease the ownership limit for one or more persons. Any decrease in the ownership limit generally applicable to all stockholders will not be effective for any person whose percentage ownership of our shares is in excess of such decreased ownership limit until such time as such person’s percentage ownership of our shares equals or falls below such decreased ownership limit, and any further acquisition of our shares in excess of such decreased ownership limit will be in violation of the decreased ownership limit. Our board of directors may not increase the ownership limit (whether for one person or all stockholders) if such increase would allow five or fewer individuals (which is defined under the Code to include certain entities) to beneficially own more than 49.9% in value of our outstanding shares of capital stock.

Our charter’s constructive ownership rules are complex and may cause the outstanding shares of our common stock owned by a group of related individuals or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of any class or series of our capital stock by an individual or entity could cause that individual or entity to own constructively in excess of 9.8% of the outstanding shares of capital stock of such class or series and thus violate the ownership limit or other restrictions on ownership and transfer of our common stock. Any attempt to own our common stock or preferred stock (if and when issued) in excess of the ownership limit without the consent of our board of directors or in a manner that would cause us to be “closely held” under Section 856(h) of the Code

(without regard to whether the shares are held during the last half of a taxable year) or otherwise fail to qualify as a REIT will result in the shares being automatically transferred to a trustee for a charitable trust or, if the transfer to the charitable trust is not automatically effective to prevent a violation of the ownership limit or the restrictions on ownership and transfer of our shares of capital stock, any such transfer of our shares of capital stock will be void ab initio. Further, any transfer of our shares that would result in our shares being beneficially owned by fewer than 100 persons will be void ab initio.

Risks Related to this Offering

There is currently no public market for our common stock, a trading market for our common stock may never develop following this offering and our common stock price may be volatile and could decline substantially following this offering.

Shares of our common stock are newly issued securities for which there is no established trading market. We intend to apply to have our common stock listed on the NASDAQ, but there can be no assurance that an active trading market for our common stock will develop. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

If an active market does not develop or is not maintained, the market price of our common stock may decline and you may not be able to sell our common stock. Even if an active trading market develops for our common stock subsequent to this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. Our financial performance, government regulatory action, tax laws, interest rates and market conditions in general could have a significant impact on the future market price of our common stock. Some of the factors that could negatively affect our share price or result in fluctuations in our share price include:

•	actual or anticipated variations in our quarterly operating results;
•	increases in market interest rates that lead purchasers of our shares to demand a higher yield;
•	changes in market valuations of similar companies;
•	adverse market reaction to any increased indebtedness we incur in the future;
•	additions or departures of key personnel;
•	actions by stockholders;
•	speculation in the press or investment community;
•	general market, economic and political conditions, including the recent economic slowdown and dislocation in the global credit markets;
•	our operating performance and the performance of other similar companies;
•	changes in accounting principles; and
•	passage of legislation or other regulatory developments that adversely affect us or our industry.

Our Manager has broad discretion to determine the specific use of the net offering proceeds, and the use of proceeds may not increase our revenues or market value.

As of the date of this prospectus, we have broadly characterized the amount of the net proceeds from this offering that will be used for the various purposes described under “Use of Proceeds.” Our Manager will have considerable discretion in the specific application of the net proceeds, may apply the net proceeds in ways other than those we currently expect, and may apply the net proceeds in ways that may not increase our revenues or our market value. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds from this offering are being used appropriately.

Future offerings of debt securities, which would rank senior to our common stock upon our bankruptcy liquidation, and future offerings of equity securities which would dilute the common stock holdings of our existing stockholders and may be senior to our common stock for the purposes of dividend and liquidating distributions, may adversely affect the market price of our common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt securities or additional offerings of equity securities. Upon bankruptcy or liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments or both that could limit our ability to pay a dividend or other distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market price of our common stock and diluting their stock holdings in our company.

An increase in market interest rates may have an adverse effect on the market price of our common stock and our ability to pay distributions to our stockholders.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our dividend rate as a percentage of our stock price, relative to market interest rates. If market interest rates increase, prospective investors may demand a higher dividend rate on our common stock or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our dividend rate, the market price of our common stock could decrease because potential investors may require a higher dividend yield on our common stock as market rates on interest-bearing instruments such as bonds rise. In addition, to the extent we have variable rate debt, rising interest rates would result in increased interest expense on our variable rate debt, thereby adversely affecting our cash flow and our ability to service our indebtedness and make distributions to our stockholders.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our investment activities.

We may pay distributions from offering proceeds, borrowings or the sale of assets to the extent that distributions exceed earnings or cash flow from our investment activities. Such distributions would reduce the amount of cash we have available for investing and other purposes and could be dilutive to our financial results. In addition, funding our distributions from our net proceeds may constitute a return of capital to our investors, which would have the effect of reducing each stockholder’s basis in its common stock.

The offering price per share of our common stock may not accurately reflect its actual value.

Immediately prior to this offering, there was no public market for our common stock. The initial public offering price was determined by negotiations between us and the representatives of the underwriters of this offering. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our revenues, results of operations and certain other financial and operating information in recent periods, and the valuation measures, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The offering price per share of our common stock offered under this prospectus may not accurately reflect the value of our common stock and may not be realized upon any subsequent disposition of the shares.

We qualify as an “emerging growth company” and plan to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

We qualify as an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we are permitted to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, which would allow us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. As a result of our election to utilize the extended transition period, our financial statements may not be comparable to those of other public companies that comply with such new or revised accounting standards. Please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies” for further discussion of our election to utilize the extended transition period for complying with new or revised accounting standards.

For as long as we are an “emerging growth company,” we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

For so long as we are an “emerging growth company,” we will be eligible to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and of stockholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions. If we do take advantage of any of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for shares of our common and the price per share may be more volatile.

We could remain an emerging growth company for up to five years or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceed $1 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in non-convertible debt securities during the preceding three-year period.

We will incur new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an “emerging growth company.”

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an “emerging growth company,” although we are currently unable to estimate theses costs with any degree of certainty. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

Sales of shares of our common stock, or the perception that such sales will occur, may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of our common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of our common stock, the sale of shares of our common stock that will be held by the contributing investors upon completion of this offering, and the sale of any shares we may issue under our 2015 Incentive Plan, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock. In connection with this offering, we, our officers and directors and our Manager and its executive officers will enter into lock-up agreements with the underwriters that prevent us and each of these persons, subject to exceptions, from offering additional shares of our common stock for up to 180 days after the date of this prospectus, as described in “Underwriting.” In addition, the contributing investors have indicated that they will enter into lock-up agreements with the underwriters covering a period of months after the completion of this offering with respect to the shares of our common stock that they will own upon of this offering and our formation transactions. Given the size of this offering, we may be required to conduct an offering or offerings to raise additional funds. These lock-up provisions, at any time and without notice, may be released. If the restrictions under the lock-up agreements are waived, particularly with respect to the lock-up agreements executed by the contributing investors, shares of our common stock may become available for sale or resale into the market, subject to applicable law, which could materially reduce the market price for our common stock.

We have not established a minimum dividend payment level and we cannot assure you of our ability to pay dividends in the future or the amount of any dividends.

Our board of directors will determine the amount and timing of distributions in its sole discretion. Our board of directors will consider all relevant factors, including the amount of cash available for distribution, capital expenditure and reserve requirements, general operational requirements and the requirements necessary to qualify as a REIT. We cannot assure you how long it may take to generate sufficient available cash flow to make distributions nor can we assure you that sufficient cash will be available to make distributions to you. We may borrow funds, return capital, make taxable distributions of our stock or debt securities, or sell assets to make distributions. We cannot predict the amount of distributions you may receive. We may be unable to pay or maintain cash distributions or increase distributions over time.

Moreover, because we may receive income from our investments at various times during our fiscal year, distributions paid may not reflect our income earned in that particular distribution period. The amount of cash available for distributions will be affected by many factors, such as our ability to acquire investments as offering proceeds become available and the income from those investments. In addition, to the extent we make distributions to stockholders with sources other than cash flow from operations, the amount of cash that is available for investment in real estate assets will be reduced, which will in turn negatively impact our ability to achieve our investment objectives and limit our ability to make future distributions to our stockholders.

You will experience immediate and material dilution in connection with the purchase of our shares of our common stock in this offering.

As of         , 2015, the historical net tangible book value of our company was approximately $    million, or $    per share of our common stock held by our prior investors. As a result, the pro forma net tangible book value per share of common stock after the completion of this offering and our formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $    per share in the pro forma net tangible book value per share of our common stock, based on the estimated public offering price per share set forth on the front cover of this prospectus. See “Dilution.”

Risks Related to Our Status as a REIT

Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our short taxable year ending December 31, 2015. However, we cannot assure you that we will qualify and remain qualified as a REIT. In connection with this offering, we expect to receive an opinion from Hunton & Williams LLP that, commencing with our short taxable year ending December 31, 2015, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our short taxable year ending December 31, 2015 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;
•	we could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and
•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any TRS in which we own an interest will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets, or the “75% asset test.” The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer, or the “10% vote test” or more than 10% of the total value of the outstanding securities of any one issuer, or the “10% value test.” In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, or the “5% asset test,” and no more than 25% of the value of our total assets can be represented by the securities of one or more TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may fail to qualify as a REIT because of the activities and assets of the entities that issue our joint venture equity and preferred equity investments.

Our joint venture equity and preferred equity investments will be in the form of limited partner or non-managing member interests in partnerships and limited liability companies. For purposes of the REIT income and asset tests, we will be treated as receiving our proportionate share of the income earned by those partnerships and limited liability companies and as owning our proportionate share of assets for those entities. Although the character of our income and assets for purposes of REIT income and asset tests will depend upon those partnerships’ and limited liability companies’ income and assets, we will typically have limited control over the operations of the partnerships and limited liability companies in which we own joint venture equity and preferred equity investments. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, a partnership or limited liability company could take an action that could cause us to fail a REIT gross income or asset test, and we may not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

We may fail to qualify as a REIT if the IRS successfully challenges the treatment of our preferred equity investments as equity for U.S. federal income tax purposes or challenges the treatment of our mezzanine loans as debt for U.S. federal income tax purposes.

There is limited case law and administrative guidance addressing whether instruments similar to our preferred equity investments and mezzanine loans will be treated as equity or debt for U.S. federal income tax purposes. We expect that our preferred equity investments generally will be treated as equity for U.S. federal income tax purposes and that our mezzanine loans generally will be treated as a debt for U.S. federal income tax purposes, but we do not anticipate obtaining private letter rulings from the IRS or opinions of counsel on the characterization of those investments for U.S. federal income tax purposes. If the IRS successfully asserts a preferred equity investment is debt for U.S. federal income tax purposes, then that investment may be treated as a nonqualifying asset for purposes of the 75% asset test and as producing nonqualifying income for 75% gross income test. In addition, such an investment would be subject to the 10% value test and the 5% asset test, and it is possible that a preferred equity investment that is treated as debt for U.S. federal income tax purposes could cause us to fail one or more of the foregoing tests. Alternatively, if a mezzanine loan is treated as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the mezzanine loan and we would be treated as receiving our proportionate share of the income of that entity. If that partnership or limited liability company owned nonqualifying assets or earned nonqualifying income, we may not be able to satisfy all of the REIT income or asset tests. Accordingly, we could fail to qualify as a REIT if the IRS does not respect our classification of our Preferred Equity investments and mezzanine loans for U.S. federal income tax purposes unless we are able to qualify for a statutory REIT “savings” provision, which may require us to pay a significant penalty tax to maintain our REIT qualification.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

The IRS has issued Revenue Procedure 2003-65, which provides a safe harbor pursuant to which a mezzanine loan that is secured by interests in a pass-through entity will be treated by the IRS as a real estate asset for purposes of the REIT tests, and interest derived from such a loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We will likely originate and acquire mezzanine loans that do not satisfy all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure. Consequently, there can be no assurance that the IRS will not successfully challenge the tax treatment of such loans, which could jeopardize our ability to qualify as a REIT.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

The prohibited transactions tax may limit our ability to dispose of our assets.

A REIT’s net income from prohibited transactions is subject to a 100% tax. In general, prohibited transactions are sales or other dispositions of property other than foreclosure property, held primarily for sale to customers in the ordinary course of business. We may be subject to the prohibited transaction tax equal to 100% of net gain upon a disposition of our assets. Although a safe harbor to the characterization of the sale of real property by a REIT as a prohibited transaction is available, we cannot assure you that we can comply with the safe harbor or that we will avoid owning assets that may be characterized as held primarily for sale to customers in the ordinary course of business. Consequently, we may choose not to engage in certain sales of our assets or may conduct such sales through a TRS, which would be subject to federal and state income taxation.

We may pay taxable dividends in shares of our common stock and cash, in which case stockholders may sell shares of our common stock to pay tax on such dividends, placing downward pressure on the market price of our common stock.

We may distribute taxable dividends that are payable in cash and common stock at the election of each stockholder. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as taxable dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers to whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure authorizing publicly traded REITs to make elective cash/stock dividends, but that revenue procedure does not apply to our 2015 and future taxable years. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and common stock.

If we made a taxable dividend payable in cash and common stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax purposes. As a result, stockholders may be required to pay income tax with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the common stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our common stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in common stock. If we made a taxable dividend payable in cash and our common stock and a significant number of our stockholders determine to sell shares of our common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock. We do not currently intend to pay taxable dividends of our common stock and cash, although we may choose to do so in the future.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to “qualified dividend income” payable to U.S. stockholders that are taxed at individual rates is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates on qualified dividend income. The more favorable rates applicable to regular corporate qualified dividends could cause investors who taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock.

To maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flow.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required principal or amortization payments. These sources, however, may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of factors, including the market’s perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our business, results of operations, financial condition and ability to make distributions to our stockholders.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in the U.S. federal income tax laws, regulations or administrative interpretations.

Benefit Plan Risks Under ERISA or the Code

If you fail to meet the fiduciary and other standards under the Employee Retirement Income Security Act of 1974, as amended, or the Code as a result of an investment in our stock, you could be subject to criminal and civil penalties.

Special considerations apply to the purchase of stock by employee benefit plans subject to the fiduciary rules of title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, including pension or profit sharing plans and entities that hold assets of such plans, which we refer to as ERISA Plans, and plans and accounts that, even if not subject to ERISA, are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh Plans, and medical savings accounts and any entity that is deemed to hold “plan assets” by virtue of investments in such entity by ERISA Plans and plans subject to Section 4975 of the Code. (Collectively, we refer to ERISA Plans, plans subject to Section 4975 of the Code and such entities as “Benefit Plans” or “Benefit Plan Investors.”) If you are investing the assets of any Benefit Plan, you should consider whether:

•	your investment will be consistent with your fiduciary obligations under ERISA and the Code;
•	your investment will be made in accordance with the documents and instruments governing the Benefit Plan, including the Plan’s investment policy;
•	your investment will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;
•	your investment will impair the liquidity of the Benefit Plan;
•	your investment will produce “unrelated business taxable income” for the Benefit Plan;
•	you will be able to satisfy plan liquidity requirements as there may be only a limited market to sell or otherwise dispose of our stock; and
•	your investment will constitute a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA and the Code may result in the imposition of civil and criminal penalties, and can subject the fiduciary to claims for damages or for equitable remedies. In addition, if an investment in our shares constitutes a prohibited transaction under ERISA or the Code, the fiduciary or IRA owner who authorized or directed the investment may be subject to the imposition of excise taxes with respect to the amount invested. In the case of a prohibited transaction involving an IRA owner, the IRA may be disqualified and all of the assets of the IRA may be deemed distributed and subjected to tax. Benefit Plan Investors should consult with counsel before making an investment in shares of our common stock.

Plans that are not subject to ERISA or the prohibited transactions of the Code, such as government plans or church plans, may be subject to similar requirements under state law. The fiduciaries of such plans should satisfy themselves that the investment satisfies applicable law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this prospectus that are not historical facts (including any statements concerning investment objectives, other plans and objectives of management for future operations or economic performance, or assumptions or forecasts related thereto) are forward-looking statements. These statements are only predictions. We caution that forward-looking statements are not guarantees. Actual events or our investments and results of operations could differ materially from those expressed or implied in any forward-looking statements. Forward-looking statements are typically identified by the use of terms such as “may,” “should,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “potential” or the negative of such terms and other comparable terminology.

The forward-looking statements included herein are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors that could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	the factors included in this prospectus, including those set forth under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business;”
•	our ability to invest the net proceeds from this offering in the manner set forth in this prospectus;
•	the competitive environment in which we operate;
•	real estate risks, including fluctuations in real estate values and the general economic climate in local markets and competition for tenants in such markets;
•	decreased rental rates or increasing vacancy rates;
•	the ability of our property-level operating partners to lease units at the multifamily apartment properties to which our investments relate;
•	potential defaults on or non-renewal of leases by tenants at the properties to which our investments relate;
•	the ability of the multifamily apartment properties to which our investments relate to meet the required principal and interest payments due on any financing secured by such property;
•	our ability to obtain financing for our investments;
•	investment risks, including failure of such investments to perform in accordance with projections;
•	the timing of investments and dispositions;
•	the performance of our property-level operating partners;
•	potential natural disasters such as hurricanes, tornadoes or flooding, among others;
•	national, international, regional and local economic conditions;
•	the general level of interest rates;
•	potential changes in the law or governmental regulations that affect us and interpretations of those laws and regulations, including changes in real estate and zoning or tax laws, and potential increases in real property tax rates;

•	financing risks, including the risks that our cash flows from operations may be insufficient to meet required payments of principal and interest and we may be unable to refinance our existing debt upon maturity or obtain new financing on attractive terms or at all;
•	lack of or insufficient amounts of insurance;
•	our ability to maintain our qualification as a REIT and maintain our exclusion from registration under the Investment Company Act;
•	litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; and
•	possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties in which we presently invest or will invest in the future.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this prospectus will be achieved.

USE OF PROCEEDS

We estimate that the net proceeds we will receive from this offering, after deducting underwriting discounts and commissions and estimated offering expenses of approximately $          million payable by us, will be approximately $          million (or approximately $          million if the underwriters’ overallotment option is exercised in full), assuming a public offering price of $          per share, which is the estimated public offering price per share set forth on the front cover of this prospectus. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units.

We intend to use substantially all of the net proceeds to acquire joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, multifamily apartment properties, and for general corporate purposes, including financing, operating expenses and our other expenses.

Until these investments can be identified and consummated, we intend to invest the net proceeds in interest-bearing short-term investment-grade securities or money-market accounts that are consistent with our intention to qualify as a REIT, including, for example, government and government agency certificates, certificates of deposit and interest-bearing bank deposits. We expect that these initial investments will provide a lower net return than we expect to receive from investments in our targeted assets.

DISTRIBUTION POLICY

We intend to make regular quarterly distributions to holders of shares of our common stock.

Our ability to make distributions in the future will depend upon our actual results of operations and earnings, economic conditions and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, see “Risk Factors.” Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law, the capital requirements of our company and the distribution requirements necessary to qualify and maintain our qualification as a REIT. We may be required to fund distributions from working capital or with a portion of the net proceeds from this offering or borrow to provide funds for such distributions, or we may choose to make a portion of the required distributions in the form of a taxable stock dividend to preserve our cash balance or reduce our distribution.

In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax liability on our income and the 4% nondeductible excise tax. We anticipate that our estimated cash available for distribution will exceed the annual distribution requirements applicable to REITs. However, under some circumstances, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or make a taxable distribution of our shares in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

Furthermore, we anticipate that, at least initially, our distributions will exceed our then current and then accumulated earnings and profits for the relevant taxable year, as determined for U.S. federal income tax purposes, due to non-cash expenses, primarily depreciation and amortization charges that we expect to incur. Therefore, all or a portion of these distributions may represent a return of capital for U.S. federal income tax purposes. The extent to which our distributions exceed our current and accumulated earnings and profits may vary substantially from year to year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. As a result, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be decreased (or increased) accordingly. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014.

•	on an actual basis;
•	on a pro forma basis to give effect to (i) the issuance and sale of shares of our common stock in this offering for net proceeds of approximately $ million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, assuming a public offering price of $ per share, which is the estimated public offering price per share set forth on the front cover of this prospectus; (ii) the completion of our formation transactions, including the issuance of shares of our common stock to the contributing investors and certain of their affiliates and (iii) the grant of an aggregate of LTIP units to our independent directors.

This table should be read in conjunction with “Use of Proceeds,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our predecessor’s historical audited financial statements and the unaudited pro forma financial information and related notes appearing elsewhere in this prospectus.

	As of December 31, 2014
	Predecessor Historical	Company Pro Forma Consolidated (unaudited)
	(in thousands, except share information)
Cash and cash equivalents	$1,689	$
Preferred members’ equity	$34,877	$
Common members’ equity	12,481
Stockholders’ equity:
Preferred stock, $0.01 par value per share, no shares authorized, issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding, pro forma
Common stock, $0.01 par value per share, no shares authorized, shares issued and outstanding, actual; 450,000,000 shares authorized, shares issued and outstanding, pro forma	—
Additional paid-in capital	—
Retained earnings (Accumulated deficit)	—
Total equity	47,358
Total capitalization	$47,358	$

SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth selected financial and operating data on (i) a pro forma basis for our company after giving effect to this offering and our formation transactions and (ii) a historical basis for our predecessor, RB Multifamily Investors LLC. Upon completion of our formation transactions and this offering, we will acquire (i) 100% of the common equity interests and certain preferred equity interests (having an aggregate liquidation preference of $          million) in our predecessor, which owns the Predecessor Investment Portfolio, and (ii) the NYMT Contributed Assets. We refer to these transactions as our formation transactions and to the 15 investments that collectively comprise the Predecessor Investment Portfolio and the NYMT Contributed Assets as our Initial Portfolio.

We have not presented historical information for RiverBanc Multifamily Investors, Inc. because we have not had any corporate activity since our formation and because we believe that a discussion of the results of RiverBanc Multifamily Investors, Inc. would not be meaningful.

You should read the following summary financial and operating data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation,” our unaudited pro forma consolidated financial statements and related notes, and the historical financial statements and related notes of our predecessor included elsewhere in this prospectus.

The unaudited pro forma consolidated balance sheet data is presented as if our formation transactions and this offering had occurred on December 31, 2014 and the unaudited pro forma consolidated statements of operations and other data for the year ended December 31, 2014 is presented as if our formation transactions and this offering had occurred on January 1, 2014. The unaudited pro forma consolidated financial statements include the effects of our formation transactions. The pro forma financial information is not necessarily indicative of what our actual financial condition would have been as of December 31, 2014 or what our actual results of operations would have been assuming our formation transactions and this offering had been completed as of January 1, 2014, nor does it purport to represent our future financial position or results of operations.

The summary historical balance sheet information as of December 31, 2014 and 2013, and the historical statement of operations data for the year ended December 31, 2014 and the period from July 24, 2013 (inception) to December 31, 2013 have been derived from the financial statements of our predecessor, which were audited by HLB Gross Collins, P.C., independent registered public accountants, and are included elsewhere in this prospectus.

	For the Year Ended December 31,		For the Period from July 24, 2013 (inception) to December 31,
	2014	2014	2013
	Company Pro Forma Consolidated (Unaudited)	Predecessor Historical	Predecessor Historical
	(dollars in thousands)
Operating Data:
Equity in Loss of Unconsolidated Real Estate Entities	$	$(5,450)	$(1,391)
Equity in Loss of Unconsolidated Real Estate Entity Held for Disposition		(11)	(28)
Interest Income		660	—
Total Revenues		(4,801)	(1,419)
Total Expenses		167	11
Net Loss		(4,968)	(1,430)
Net Loss Available to Common Members		(5,889)	(1,430)
Balance Sheet Data (as of end of period):
Investments in Unconsolidated Real Estate Entities	$	$26,998	$5,609
Investment in Unconsolidated Real Estate Entity Held for Disposition		—	2,472
Investments in Real Estate Preferred Equity and Debt		18,674	—
Total Assets		48,335	8,122
Total Liabilities		977	2
Preferred Members’ Equity		34,877	—
Common Members’ Equity		12,481	8,120
Total Members’ Equity		47,358	8,120
Other Data
Cash Flows Provided by (Used in) Operating Activities	$	$663	$(9)
Cash Flows Used in Investing Activities		(46,353)	(9,500)
Cash Flows Provided by Financing Activities		47,338	9,550
FFO (Negative FFO)(1)		75	(282)
Core FFO(1)		1,333	131

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for more detailed explanations of FFO and Core FFO and reconciliations of FFO and Core FFO to net income computed in accordance with GAAP.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with the audited historical financial statements and related notes thereto as of and for the year ended December 31, 2014 and the period from July 24, 2013 (inception) to December 31, 2013 of RB Multifamily Investors LLC, our predecessor. We have not had any corporate activity since our formation, other than the issuance of 100 shares of our common stock in connection with our initial capitalization and activities in preparation for our formation transactions and this offering. Accordingly, we believe that a discussion of our results of operations would not be meaningful, and this discussion and analysis therefore only discusses the results of RB Multifamily Investors LLC. For more information regarding our predecessor, see “Selected Financial Information.” Where appropriate, the following discussion includes analysis of the effects of our formation transactions and this offering. These effects are reflected in the unaudited pro forma consolidated financial statements located elsewhere in this prospectus. As used in this section, unless the context otherwise requires, “we,” “us,” “our” and “our company” means RiverBanc Multifamily Investors, Inc. and its consolidated subsidiaries upon completion of this offering and our formation transactions.

Overview

We were formed to acquire and manage private investments in multifamily apartment communities. Our primary business objective is to generate attractive, risk-adjusted current income and total returns for our stockholders through investments in the form of joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, those multifamily apartment communities. We were formed in February 2015 to succeed the business of our predecessor, RB Multifamily Investors LLC.

Upon completion of this offering, pursuant to a series of contribution transactions, we will issue an aggregate of           shares of our common stock in connection with the acquisition by RiverBanc Multifamily LP, our operating partnership, of (i) 100% of the common equity interests in, and certain preferred equity interests (having an aggregate liquidation preference of $   ) in, our predecessor, which owns joint venture equity interests in five multifamily apartment properties, a preferred equity interest in one multifamily apartment property and three mezzanine loans secured by three multifamily apartment properties (our “Predecessor Investment Portfolio”), from an affiliate of Mr. Donlon, our Chief Executive Officer, JMP and NYMT and (ii) acquire a portfolio of five preferred equity investments in five multifamily apartment properties and one mezzanine loan secured by one multifamily apartment property (the “NYMT Contributed Assets”) from an affiliate of NYMT. We refer to these transactions as our formation transactions, to these 15 investments as our Initial Portfolio and to these entities contributing their interests in our predecessor as the “contributing investors.” See “Structure and Formation of Our Company—Formation Transactions.”

As a result of this offering and our formation transactions, our future financial condition and results of operations will differ significantly from, and will not be comparable with, the historical financial condition and results of operations of our predecessor. Please refer to our unaudited pro forma consolidated financial statements and related notes included elsewhere in this prospectus, which present on a pro forma basis the condition and results of our company as if our formation transactions and this offering had all occurred on December 31, 2014 for the pro forma consolidated balance sheet and on January 1, 2014 for the pro forma consolidated statements of operations. The unaudited pro forma consolidated financial statements are not necessarily indicative of what our actual financial position and results of operations would have been as of the date or for the periods indicated, nor does it propose to represent our future financial position or results of operations.

We are structured as an UPREIT and, as such, will own our investment portfolio and conduct our business through our operating partnership and its subsidiaries. Upon completion of our formation transactions, our predecessor will become a subsidiary of our operating partnership. We will serve as the sole general partner of and expect to own an approximately    % interest in our operating partnership upon completion of this offering.

We intend to elect and qualify to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our short taxable year ending December 31, 2015. In order to continue to qualify as a REIT, we must distribute to our stockholders each calendar year at least 90% of our taxable income (excluding net capital gains). If we qualify as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify as a REIT for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and results of operations.

Upon completion of this offering, we will be externally managed and advised by our Manager. Our Manager is owned directly or indirectly by the contributing investors, with an affiliate of Mr. Donlon owning a majority interest. Pursuant to the terms of a management agreement that we will enter into concurrent with the completion of this offering, or Management Agreement, our Manager will provide us with our management team and appropriate support personnel, and we will have access to the management, infrastructure, personnel and other resources of our Manager necessary for the implementation and execution of our business and growth strategies. Our Manager has substantial discretion with respect to the selection of specific investments consistent with our investment objectives and strategy.

Factors That May Influence Future Results of Operations

Business and Strategy

We expect to continue our predecessor’s investment strategy of acquiring joint venture equity ownership and preferred equity investments in, and providing mezzanine loans for, multifamily apartment communities. We believe that a thoughtful and ongoing aggregation of such investments will result in a diversified portfolio that will produce sustainable returns which are attractive in light of the associated risks. Future results of operations may be affected, either positively or negatively, by our ability to execute this strategy.

Conditions in Our Markets

We are not aware of any other material trends or uncertainties, favorable or unfavorable, other than national economic conditions affecting our targeted portfolio, the multifamily housing industry and real estate generally, which may be reasonably anticipated to have a material impact on the revenues to be derived from the operation of our assets.

Leasing Activity

Consistent with most multifamily apartment communities, the apartment properties to which our investments relate have lease terms that are generally one year. Changes in the demand for the apartment units may significantly affect both the occupancy and the rental rates charged to tenants at the properties in which we invest. We expect that both the management practices we implement together with our property-level operating partners, as well as the capital improvements to the multifamily apartment properties to which our investments relate will increase demand for units at these properties and positively affect the ability to grow property level revenues at these properties. However, overbuilding of apartments or other economic factors in the submarkets in which we invest could negatively impact leasing activity at the multifamily apartment properties in which we invest.

Management, General and Administrative Expenses

Following this offering, we expect to incur increased general and administrative expenses, including legal, accounting and other expenses related to corporate governance, public reporting and compliance with various provisions of the Sarbanes-Oxley Act, as compared to our predecessor.

Composition of our Initial Portfolio

A majority of the investments that comprise our Initial Portfolio consist of, and we currently expect that 35% to 50% of our new investments in the near term will be preferred equity investments in, and mezzanine loans to, multifamily apartment communities, in each case, as measured by allocated capital. We generally consider these investments to be fixed income investments. Each investment accrues interest or a preferred return to us at a stated rate and our interest payments or preferred return are senior in priority to our operating partner’s capital return. While increases or decreases in property level cash flow will affect the creditworthiness of our investments, small increases or decreases in property-level cash flow are not expected to have a direct effect on the income of our company.

Results of Operations

	For the Year Ended December 31, 2014		For the Period from July 24, 2013 (inception) to December 31, 2013
	Company Pro Forma Consolidated (Unaudited)	Predecessor Historical	Predecessor Historical
	(dollars in thousands)
Operating Data:
Equity in Loss of Unconsolidated Real Estate Entities	$	$(5,450)	$(1,391)
Equity in Loss of Unconsolidated Real Estate Entity Held for Disposition		(11)	(28)
Interest Income		660	—
Total Revenues		(4,801)	(1,419)
Total Expenses		167	11
Net Loss		(4,968)	(1,430)
Net Loss Available to Common Members		(5,889)	(1,430)
Balance Sheet Data (as of end of period):
Investments in Unconsolidated Real Estate Entities	$	$26,998	$5,609
Investment in Unconsolidated Real Estate Entity Held for Disposition		—	2,472
Investments in Real Estate Preferred Equity and Debt		18,674	—
Total Assets		48,335	8,122
Total Liabilities		977	2
Preferred Members’ Equity		34,877	—
Common Members’ Equity		12,481	8,120
Total Members’ Equity		47,358	8,120
Other Data
Cash Flows Provided by (Used in) Operating Activities	$	$663	$(9)
Cash Flows Used in Investing Activities		(46,353)	(9,500)
Cash Flows Provided by Financing Activities		47,338	9,550

Year Ended December 31, 2014 Compared to the Period from July 24, 2013 (inception) to December 31, 2013

Our predecessor’s total revenue decreased $3.38 million to $(4.80) million for the year ended December 31, 2014 from $(1.42) million for the period from July 24, 2013 (inception) to December 31, 2013. The decrease is primarily attributable to the acquisition of three additional unconsolidated real estate entities in the year ended December 31, 2014 resulting in increases in our predecessor’s share of depreciation and amortization of real estate assets. This decrease was partially offset by an increase in interest income resulting from the acquisition of two mezzanine loans and one preferred equity investment in the year ended December 31, 2014.

Our predecessor’s expenses increased $0.16 million to $0.17 million for the year ended December 31, 2014 from $0.01 million for the period from July 24, 2013 (inception) to December 31, 2013. Expenses were comprised primarily of base management fees to our predecessor’s Manager,

RiverBanc LLC, which increased $0.11 million to $0.11 million for the year ended December 31, 2014 from $0 for the period from July 24, 2013 (inception) to December 31, 2013 and professional fees and other expenses which increased $0.05 million to $0.06 million for the year ended December 31, 2014 from $0.01 million for the period from July 24, 2013 (inception) to December 31, 2013.

Non-GAAP Financial Measures

Funds from Operations (FFO) and Core Funds from Operations (Core FFO)

Funds from operations, or FFO, is a non-GAAP financial measure that is widely recognized as a measure of REIT operating performance. We believe FFO provides relevant and meaningful information about our operating performance that is necessary, along with net income (loss) and cash flows, for an understanding of our operating results. We believe FFO is a meaningful disclosure as a supplement to net income. Net income assumes that the values of real estate assets diminish predictably over time as reflected through depreciation and amortization expenses. Because the values of real estate assets fluctuate due to market conditions, the presentation of operating results for a REIT, using historical accounting for depreciation, could be less informative. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income or loss (computed in accordance with GAAP), excluding gains and losses on sales and impairments of real estate, real estate-related depreciation and amortization expense, and after adjustments for unconsolidated joint ventures. Adjustments for unconsolidated joint ventures are calculated to reflect FFO on the same basis.

Core FFO is a computation made by analysts and investors to measure a real estate company’s operating performance by removing the effect of items that do not reflect ongoing property operations, including acquisition expenses, expensed costs related to the issuance of shares of our common stock and equity-based compensation expenses, from the determination of FFO. Our unconsolidated real estate entities incur acquisition expenses in connection with acquisitions of real estate properties and expense those costs when incurred in accordance with GAAP. As these expenses are one-time and reflective of investing activities rather than operating performance, we add back our share of these costs to FFO in determining Core FFO.

Our calculation of Core FFO differs from the methodology used for calculating Core FFO by certain other REITs and, accordingly, our Core FFO may not be comparable to Core FFO reported by other REITs. Our management utilizes FFO and Core FFO as measures of our operating performance, and believes they are also useful to investors, because they facilitate an understanding of our operating performance after adjustment for certain non-cash items, such as depreciation and amortization expenses, and acquisition expenses and pursuit costs that are required by GAAP to be expensed but may not necessarily be indicative of current operating performance and that may not accurately compare our operating performance between periods. Furthermore, although FFO, Core FFO and other supplemental performance measures are defined in various ways throughout the REIT industry, we also believe that FFO and Core FFO may provide us and our investors with an additional useful measure to compare our financial performance with that of certain other REITs. In addition, we use Core FFO for purposes of determining the quarterly incentive fee, if any, payable to our Manager under the Management Agreement. See “Our Manager and Management Agreement—Management Agreement—Incentive Fee.”

Neither FFO nor Core FFO is equivalent to net income or cash generated from operating activities determined in accordance with GAAP. Furthermore, FFO and Core FFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Neither FFO nor Core FFO should be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our operating performance, as a measure of our liquidity or as indicative of funds available for our cash needs, including our ability to pay cash dividends.

Set forth below is a reconciliation of pro forma and historical net loss to pro forma and historical FFO and Core FFO for the year ended December 31, 2014 and the period from July 24, 2013 (inception) to December 31, 2013:

	For the Year Ended December 31, 2014		For the Period from July 24, 2013 (inception) to December 31, 2013
	Company Pro Forma Consolidated (Unaudited)	Predecessor Historical	Predecessor Historical
	(dollars in thousands)
Funds From Operations
Net Loss	$	$(4,968)	$(1,430)
Adjustments
Our share of real estate depreciation and amortization from unconsolidated real estate entities		5,043	1,148
Funds From Operations (Negative Funds From Operations)	$	$75	$(282)
Core Funds From Operations:
Funds From Operations	$	$75	$(282)
Adjustments:
Our share of amortization of deferred financing costs and acquisition fees and expenses from unconsolidated real estate entities		1,258	413
Core Funds From Operations	$	$1,333	$131

Initial Portfolio

The following table presents an overview of the investments that comprise our Initial Portfolio, based on information as of December 31, 2014 unless otherwise indicated.

Property Name	Date of Investment	Ownership Interest	Return Structure	Required Redemption or Maturity Date
Joint Venture Investments:
Houston Property(1)	09/23/2013	78%	Variable distribution based on property performance	none
Raleigh/Durham Property(1)	06/27/2014	85%	Variable distribution based on property performance	none
Myrtle Beach Property(1)	10/07/2014	80%	Variable distribution based on property performance	none
Savannah Property(1)	11/17/2014	90%	Variable distribution based on property performance	none
Orlando Property(1)	01/08/2015	80%	Variable distribution based on property performance	none
Preferred Equity Investments:
Austin I Property(1)	10/29/2014	Preferred Partnership Interest	Fixed accrual rate of 12.0%	11/02/2021
Louisville Property(2)	12/17/2014	Preferred Partnership Interest	Fixed accrual rate of 12.5%	12/17/2024
Midland Property(2)	06/30/2014	Preferred Partnership Interest	Fixed accrual rate of 12.0%	06/30/2024
Greenville Property(2)	(3)	Preferred Partnership Interest	Fixed accrual rate of 12.0%	(6)
Austin II Property(2)	(5)	Preferred Partnership Interest	Fixed accrual rate of 12.25%	(4)
Austin III Property(2)	(3)	Preferred Partnership Interest	Fixed accrual rate of 12.0%	(4)
Mezzanine Loan Investments:
Austin IV Property(1)	07/01/2014	Mezzanine Loan	Fixed accrual rate of 13.5%	11/01/2023
San Antonio Property(1)	07/01/2014	Mezzanine Loan	Fixed accrual rate of 13.5%	11/01/2023
Atlanta Property(1)	01/30/2015	Mezzanine Loan	Fixed accrual rate of 12.0%	04/01/2025
Lexington Property(2)	(7)	Mezzanine Loan	Fixed accrual rate of 12.0%	(4)

(1)	This investment is part of the Predecessor Investment Portfolio.

(2)	This investment is one of the NYMT Contributed Assets.
(3)	NYMT has this investment under contract to acquire, with closing by NYMT expected on April 30, 2015.
(4)	Redemption will occur on or about ten years from the closing date.
(5)	NYMT has this investment under contract to acquire, with closing by NYMT expected on April 20, 2015.
(6)	Redemption will occur on or about seven years from the closing date.
(7)	NYMT has this investment under contract to acquire, with closing by NYMT expected on May 15, 2015.

Concentrations

The following table summarizes the concentrations of our Initial Portfolio by investment type based on aggregate apartment units as of December 31, 2014 and December 31, 2013:

	December 31, 2014		December 31, 2013
Investment Type	Units	%	Units	%
Joint Venture Equity(1)	1,336	25.6%	291	36.8%
Preferred Equity(1)	2,813	53.9%	—	—
Mezzanine Debt(1)	1,066	20.4%	500	63.2%
Total	5,215	100%	791	100%

(1)	Includes properties in which the investment was or will be acquired by our predecessor or its affiliates or an affiliate of NYMT subsequent to December 31, 2014.

The following table summarizes the concentrations of our Initial Portfolio by metropolitan statistical area, or MSA, based on aggregate apartment units as of December 31, 2014 and December 31, 2013:

	December 31, 2014		December 31, 2013
MSA	Units	%	Units	%
Houston-The Woodlands-Sugar Land, TX	291	5.6%	291	36.8%
Durham-Chapel Hill, NC	268	5.1%	—	—
Savannah, GA	325	6.2%	—	—
Myrtle Beach-Conway-North Myrtle Beach, SC-NC	168	3.2%	—	—
Orlando-Kissimmee-Sanford, FL(1)	284	5.5%	—	—
Austin-Round Rock, TX(1)	2,282	43.8%	300	37.9%
San Antonio-New Braunfels, TX	200	3.8%	200	25.3%
Atlanta-Sandy Springs-Roswell, GA(1)	248	4.8%	—	—
Louisville-Jefferson County, KY-IN	256	4.9%	—	—
Lexington-Fayette, KY(1)	318	6.1%	—	—
Greenville-Anderson-Mauldin, SC(1)	223	4.3%	—	—
Midland, TX	352	6.8%	—	—
Total	5,215	100%	791	100%

(1)	Includes properties in which the investment was or will be acquired by our predecessor or its affiliates or an affiliate of NYMT subsequent to December 31, 2014.

Mezzanine Loans and Preferred Equity Investments

Each of our mezzanine loans and preferred equity investments accrue interest and preferred returns, respectively, on a monthly basis. The following table presents the terms of each mezzanine loan and preferred equity investment as of December 31, 2014:

Property	Outstanding Principal	Interest Accrual Rate(1)	Fixed/ Floating	Maturity or Redemption Date
Mezzanine Loans
Austin IV Property	$3,806,958	13.5%	Fixed	11/01/2023
San Antonio Property	1,467,198	13.5%	Fixed	11/01/2023
Atlanta Property(2)	5,900,000	12.0%	Fixed	04/01/2025
Lexington Property	(2)	(2)	(2)	(2)
Subtotal / Weighted Average	$11,174,156	12.7%

Preferred Equity
Austin I Property	$13,400,000	12.0%	Fixed	11/02/2021
Louisville Property	3,500,000	12.5%	Fixed	12/17/2024
Midland Property	3,500,000	12.0%	Fixed	06/30/2024
Greenville Property	(2)	(2)	(2)	(2)
Austin II Property	(2)	(2)	(2)	(2)
Austin III Property	(2)	(2)	(2)	(2)
Subtotal / Weighted Average	$20,400,000	12.1%
Total / Weighted Average	$31,574,156	12.3%

(1)	The Interest Accrual Rate represents the interest rate on all mezzanine loans or the minimum yield to the preferred equity investor that is due on a preferred equity investment.
(2)	Includes properties in which the investment was or will be acquired by our predecessor or its affiliates or an affiliate of NYMT subsequent to December 31, 2014.

Joint Venture Investments

The following table presents a summary of net operating income for our unconsolidated real estate entities for the year ended December 31, 2014:

Property	Average Effective Monthly Rent Per Unit(1)	Occupancy(2)	Average Total Monthly Collections(3)	Average Monthly Controllable Expenses(4)	Average Monthly Noncon- trollable Expenses(5)	Average Monthly Management Fees	Average Monthly Net Operating Income
Houston Property	$952	91.4%	$282,850	$70,281	$65,896	$8,095	$138,578
Raleigh/Durham Property	975	84.2%	248,369	66,363	28,356	6,990	146,660
Savannah Property(6)	1,093	41.5%	291,809	70,702	38,915	9,553	172,639
Myrtle Beach Property	726	88.0%	125,477	26,004	10,086	4,840	84,548
Orlando Property(7)	934	82.9%	259,921	111,263	21,028	12,987	114,643
Total or Weighted Average(8)	$959	75.6%	$1,208,426	$344,613	$164,281	$42,465	$657,067

(1)	Average effective monthly rent per unit is equal to (i) the gross potential rent minus any tenant concessions for the applicable year divided by (ii) the total number of units. Any information related to the period prior to our acquisition is from the previous owner’s financial statements. For the year of acquisition, if there was any period of missing data, the rental information was annualized from the available data.
(2)	Occupancy is equal to (i) the gross potential rent minus any tenant concessions, vacancy or other rental losses for the applicable year divided by (ii) the gross potential rent. Any information related to the period prior to our acquisition is from the previous owner’s financial statements. For the year of acquisition, if there was any period of missing data, the information was annualized from the available data.

(3)	Calculated as, for full months of operation in 2014, the sum of 2014 effective gross revenue divided by the number of full months of operation in 2014.
(4)	Controllable expenses include salaries, repairs and maintenance, utilities, advertising, administrative and all other expenses not classified as noncontrollable expenses or management fees. Calculated only for full months of operations in 2014.
(5)	Noncontrollable expenses include real estate taxes and insurance. Calculated only for full months of operations in 2014.
(6)	The Savannah Property commenced leasing in late 2013 and remained in lease-up during 2014.
(7)	The investment in the property was acquired by our predecessor or its affiliates subsequent to December 31, 2014. Therefore, relevant financial information was obtained from the prior owner’s financial statements.
(8)	Average effective monthly rent per unit is weighted by number of units. Occupancy is weighted by number of units.

Capital Improvement Programs

For many of our properties, our operating partners are in the process of executing a “value-add” program in which various forms of capital expenditures are made in order to improve the property cosmetically, increase its attractiveness to potential renters and drive overall rental rate growth. We expect the effect of these improvements and the resulting increase in property net cash flow to have a significant impact on the earnings and property values of our joint venture properties, and significantly improve the credit profile of our mezzanine loan and preferred equity investments. Generally the cost of such improvements are reserved by the partnership at the time of acquisition or refinancing of the property. In some cases capital expenditures may be funded through the recurring cash flow of the property.

Liquidity and Capital Resources

Liquidity is a measure of our ability to meet potential cash requirements, including ongoing commitments to repay borrowings, fund and maintain our assets and operations, make distributions to our stockholders and other general business needs. We will use significant cash to purchase our target investments, repay principal and interest on our borrowings, pay dividends or the liquidation preference on the outstanding preferred equity of our predecessor (a portion of which will remain outstanding after this offering), make distributions to our stockholders and fund our operations. Our primary sources of cash will generally consist of (i) operating income from our joint venture investments, (ii) preferred distributions from our preferred equity investments, (iii) interest income from our mezzanine loans and (iv) the net proceeds from future offerings. We expect that our primary sources of financing will be, to the extent available to us, through (i) senior mortgage loans, (ii) securitizations of preferred equity and mezzanine loans and (iii) public offerings of our equity or debt securities. In the future, we may utilize other sources of financing to the extent available to us.

We believe our available cash balances, other financing arrangements and cash flows from operations will be sufficient to fund our liquidity requirements with respect to our existing portfolio for the next 12 months. We expect to raise capital in this offering, increase our borrowings and make acquisitions in the future, which would have a significant impact on our future results of operations. In general, we expect that our income and expenses related to our portfolio will increase in future periods as a result of anticipated future acquisitions of real estate. Should our liquidity needs exceed our available sources of liquidity, we believe that we could sell assets to raise additional cash. We may not be able to obtain additional financing when we desire to do so or on terms and conditions acceptable to us. If we fail to obtain additional financing, our ability to maintain or grow our business will be constrained.

As of December 31, 2014 and 2013, our predecessor maintained cash and cash equivalents of approximately $1.69 million and $0.04 million, respectively. Our predecessor’s cash and cash equivalents were generated from the following activities:

	For the Year Ended December 31, 2014	For the Period from July 24, 2013 (inception) to December 31, 2013
	(dollars in thousands)
Cash Provided by (Used in) Operating Activities	$663	$(9)
Cash Used in Investing Activities	(46,353)	(9,500)
Cash Provided by Financing Activities	47,338	9,550
Net Change in Cash and Cash Equivalents	1,648	41
Cash and Cash Equivalents - Beginning of Period	41	—
Cash and Cash Equivalents - End of Period	$1,689	$41

During the year ended December 31, 2014 our predecessor generated $0.66 million of cash from operating activities and $47.34 million from financing activities, which was partially offset by $46.35 million of cash used in investing activities. Cash generated from financing activities included $34.88 million in net proceeds from capital contributions by holders of preferred equity and $12.95 million in capital contributions by holders of common equity, which were partially offset by $0.25 million in dividends paid to holders of preferred equity and $0.24 million in distributions to holders of common equity. Cash used in investing activities included $46.38 million to purchase investments and an $0.84 million deposit on an investment, which was partially offset by a $0.87 million return of capital from investments.

Capital Markets

We may seek to raise further equity capital and issue debt securities in order to fund our future investments. For example, we may seek to enhance the returns on our mezzanine loan and preferred equity investments, through securitizations, if available. To the extent available, we intend to securitize the senior portion of our some of our investments, while retaining the subordinate securities in our investment portfolio. The securitization of this senior portion will be accounted for as either a “sale” and the loans will be removed from our balance sheet or as a “financing” and will be classified as “securitized loans” on our balance sheet, depending upon the structure of the securitization.

Financing

We intend to use prudent amounts of leverage to increase potential returns to our stockholders. To that end, subject to maintaining our qualifying as a REIT and maintaining our exemption from registration under the Investment Company Act, we intend to use borrowings to fund the origination or acquisition of our target investments. The amount of leverage we will deploy for particular investments in our target investments will depend upon our Manager’s assessment of a variety of factors, which may include the anticipated liquidity and price volatility of the assets in our investment portfolio, the potential for losses and extension risk in our portfolio, the gap between the duration of our assets and liabilities, including hedges, the availability and cost of financing the assets, our opinion of the creditworthiness of our financing counterparties, the health of the U.S. economy and commercial mortgage markets, our outlook for the level and volatility of interest rates, the slope of the yield curve, the credit quality of our assets, the collateral underlying our assets, and our outlook for asset spreads relative to the London Interbank Offered Rate, or LIBOR, curve.

Contractual Obligations and Commitments

Prior to the completion of this offering, we will enter into a management agreement with our Manager. Our Manager will be entitled to receive a base management fee, an incentive fee and the reimbursement of certain expenses. See “Our Manager and the Management

Agreement—Management Agreement—Management Fees, Incentive Fees and Expense Reimbursements.” Our Manager will use the proceeds from its management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, will receive no cash compensation directly from us. We expect to enter into certain contracts that may contain a variety of indemnification obligations, principally with brokers, underwriters and counterparties to repurchase agreements. The maximum potential future payment amount we could be required to pay under these indemnification obligations may be unlimited.

Pursuant to the subsidiary operating agreement, our predecessor must pay to the holders of the subsidiary preferred units, on a quarterly basis, a preferred return of 10.0% per annum (unless increased to 15.0% per annum as a result of a changeover event) on such holders’ adjusted capital contributions (as defined in the agreement) to our predecessor. See “Structure and Formation of Our Company—Subsidiary Operating Agreement and Subsidiary Preferred Units.” As of December 31, 2014, the holders of subsidiary preferred units had aggregate adjusted capital contributions of $35.0 million, representing an annual preferred return of $3.5 million payable by our predecessor. Upon completion of our formation transactions, the preferred members’ are expected to own outstanding subsidiary preferred units representing aggregate adjusted capital contributions of $    million, representing an annual preferred return of $    million payable by our predecessor.

At any time, our operating partnership, as the managing member of our predecessor, has the option (but not the obligation) to cause our predecessor to repurchase all outstanding subsidiary preferred units. Pursuant to the subsidiary operating agreement, the purchase price payable to each preferred member for all of its subsidiary preferred units is an amount equal to the preferred member’s redemption amount, which is an amount equal to (i) the adjusted capital contribution with respect to such preferred member’s subsidiary preferred units, plus (ii) any accrued but unpaid preferred return measured through the date of the payment of the redemption amount, plus (iii) a redemption premium, with the redemption premium representing an amount that is equal to:

•	the preferred return that would have been paid to such preferred member through July 1, 2016 if the subsidiary preferred units were outstanding through such date (exclusive of any amounts actually paid to such preferred member pursuant to clause (ii) above), if the redemption amount is paid before July 1, 2016;
•	1.0% of the adjusted capital contribution with respect to such preferred member’s subsidiary preferred units as of the date of the payment of the redemption amount, if the redemption amount is paid on or after July 1, 2016 but before July 1, 2017; or
•	zero, if the redemption amount is paid on or after July 1, 2017.

Inflation

Lease terms at the multifamily apartment properties in which we intend to invest, as well as our Initial Portfolio, are generally for terms of approximately one year in duration. Because of this, we believe our investments and the underlying properties to which those investments relate are able to compensate for the effects of inflation through annual rental rate adjustments, if necessary. We do not believe that inflation has had a material impact on our predecessor’s historical financial position or results of operations.

Off-Balance Sheet Arrangements

As described under “—Critical Accounting Policies and Use of Estimates,” many of our investments are in non-consolidated entities or financial partnerships, such as entities often referred to as joint ventures. With respect to our Initial Portfolio we have not guaranteed any obligations of non-consolidated entities or entered into any commitment or intent to provide additional funding to any such entities.

Dividends

We intend to make regular quarterly distributions to holders of our common stock. U.S. federal income tax law generally requires that a REIT annually distribute at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its net taxable income. We intend to pay regular quarterly dividends to our stockholders in an amount equal to or in excess of our net taxable income, if and to the extent authorized by our board of directors. Before we pay any dividend, whether for U.S. federal income tax purposes or otherwise, we must first meet both our operating requirements and debt service on any secured funding facilities, other lending facilities, other debt payable, including required distributions on the outstanding preferred equity interests in our predecessor. If our cash available for distribution is less than our net taxable income, we could be required to sell assets or borrow funds to make cash distributions or we may make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. In addition, prior to the time we have fully deployed the net proceeds from this offering to directly originate our target investments, we may fund our quarterly distributions out of such net proceeds.

Critical Accounting Policies and Use of Estimates

We consider the accounting policies discussed below to be critical to an understanding of how we report our financial condition and results of operations because their application places the most significant demands on the judgment of our management.

Our financial statements are prepared on the accrual basis of accounting in accordance with GAAP. The preparation of financial statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates.

Consolidation Policy and Investments in Unconsolidated Real Estate Entities

We first analyze our equity investments in real estate entities to determine if the real estate entity is a variable interest entity, or a VIE, in accordance with Accounting Standards Codification, or ASC, 810 and if so, whether we are the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests that change with changes in the fair value of the VIE’s net assets. We continuously re-assess at each level of the real estate entity whether the entity is a VIE and, if it is, whether we are the primary beneficiary of the VIE. If we determine that a real estate entity in which we hold an interest qualifies as a VIE and we are its primary beneficiary, we consolidate that entity.

We have determined that our real estate equity investments are not VIEs. As a result, we assess consolidation under all other provisions of ASC 810. These provisions provide for consolidation for majority-owned entities through majority voting interest in the company providing control, or through determination of control by us being the general partner in a limited partnership or the controlling member of a limited liability company.

In assessing whether we are in control of and requiring consolidation of the limited liability company and partnership venture structures, we evaluate the respective rights and privileges afforded each member or partner (collectively referred to as “member”). We would not be deemed to control the entity if any of the other members have either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) substantive participating rights in the entity. Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course of business.

We have determined that we do not have control under any of the above described circumstances, but do have significant influence; therefore, we account for these unconsolidated investments under the equity method. The equity method of accounting requires these investments to be initially recorded at cost and subsequently increased (decreased) for our share of net income (loss), including eliminations for our share of inter-company transactions, and increased (decreased) for contributions (distributions). The proportionate share of the results of operations of these investments is recorded in our earning or losses. We periodically review our investments for impairment based on projected cash flows from the entity over the holding period. When any impairment is identified, the investments are written down to recoverable amounts.

Investments in Real Estate Preferred Equity and Debt

Mezzanine loans and preferred equity investments, where the risks and payment characteristics are equivalent to mezzanine loans, are accounted for as loans held for investment and are stated at unpaid principal balance, adjusted for any unamortized premium or discount and deferred fees or expenses, net of valuation allowances, if any. We accrete or amortize any discounts or premiums and deferred fees and expenses over the life of the related loan receivable utilizing the effective interest method or straight line-method, if the result is not materially different. We evaluate the collectibility of both interest and principal of each loan, if circumstances warrant, to determine whether it is impaired. A loan is impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the investment to the estimated fair value of the loan or, as a practical expedient, to the value of the collateral if the loan is collateral dependent. Mezzanine loans and preferred equity investments where the risks and payment characteristics are equivalent to an equity investment are accounted for using the equity method of accounting.

Interest income is accrued and recognized as revenue when earned according to the terms of the loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued when, in management’s opinion, the interest is not collectible in the normal course of business, but in all cases when payment becomes greater than 90 days delinquent. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Income Taxes

Our financial results are generally not expected to reflect provisions for current or deferred income taxes. We believe that we will operate in a manner that will allow us to qualify for taxation as a REIT. As a result of our expected REIT qualification, we do not generally expect to pay U.S. federal corporate level taxes. Many of the REIT requirements, however, are highly technical and complex. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement to distribute annually at least 90% of our taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal and state income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and property and to U.S. federal income and excise taxes on our undistributed REIT taxable income.

Accounting Policies of Unconsolidated Real Estate Entities

Our significant accounting policies of investments in unconsolidated real estate entities are:

Acquisition of Investment Properties

We allocate the purchase price of properties to net tangible and identified intangible assets acquired based on their fair values in accordance with ASC 805, Business Combinations. In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property, their own analysis of recently-acquired and existing comparable properties in their portfolio and other market data. We also consider information obtained about each property as a result of its pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. We consider the value of acquired in-place leases and utilize an amortization period that is the average remaining term of the acquired leases. In-place residential leases’ average term at acquisition approximates six months. In addition, we are required to expense acquisition-related costs as incurred.

Impairment of Long-Lived Assets

We periodically evaluate their long-lived assets, including their investments in real estate, for indicators of impairment. The judgments regarding the existence of impairment indicators are based on factors such as operational performance, market conditions and legal and environmental concerns, as well as our ability to hold and their intent with regard to each asset. Future events could occur which would cause us to conclude that impairment indicators exist and an impairment is warranted. If impairment indicators exist for long-lived assets to be held and used, and the expected future undiscounted cash flows are less than the carrying amount of the asset, then we will record an impairment loss for the difference between the fair value of the asset and its carrying amount. If the asset is to be disposed of, then an impairment loss is recognized for the difference between the estimated fair value of the asset, less costs to sell, and its carrying amount.

Depreciation of Investment in Real Estate

We depreciate the building component of our investment in real estate over a 30-year estimated useful life, building improvements over a 15-year to 30-year estimated useful life and furniture, fixtures and equipment over a 5-year estimated useful life, all of which are judgmental determinations. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred.

Revenue Recognition

Our multifamily apartment communities have operating leases with apartment residents with terms averaging 12 months. We recognize rental revenue related to these leases, net of any concessions, on a straight-line basis over the term of the lease.

Recent Accounting Pronouncements

In February 2015, the FASB issued Accounting Standards Update (“ASU”) 2015-02, “Consolidation (Topic 810)” (“ASU 2015-02”), which amends the consolidation requirements in ASC 810, Consolidation. ASU 2015-02 affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments: (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (“VIEs”) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidated analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships and (iv) provide a scope exception for certain entities that comply or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940. ASU 2015-02 is effective for annual reporting periods beginning after December 15, 2015, and interim periods within those fiscal years. We are currently evaluating the provisions of this guidance.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” (“ASU 2014-09”). The guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including the guidance on real estate derecognition for most transactions. ASU 2014-09 provides that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, and interim periods within those years and permits the use of either the retrospective or cumulative effect transition method. We are currently evaluating the provisions of this guidance.

In April 2014, the FASB issued ASU 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360) - Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 changes the threshold for disclosing discontinued operations and the related disclosure requirements. Pursuant to ASU 2014-08, only disposals representing a strategic shift, such as a major line of business, a major geographical area or a major equity investment, should be presented as a discontinued operation. The guidance is to be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date. ASU 2014-08 is effective for annual periods beginning on or after December 15, 2014 with early adoption permitted. We adopted ASU 2014-08 effective January 1, 2014.

Quantitative and Qualitative Disclosures About Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business strategies, the primary market risk to which we are directly or indirectly exposed is interest rate risk. As of December 31, 2014, our predecessor had no outstanding indebtedness and we expect to have no outstanding indebtedness upon completion of this offering. In addition, as of December 31, 2014, the investments that comprise the Predecessor Investment Portfolio are subordinate to conventional fixed-rate senior mortgage loans and we expect that the balance of the investments in our Initial Portfolio upon completion of this offering will be subordinate to conventional fixed-rate senior mortgage loans, thereby reducing our indirect exposure to higher interest rates until the loans mature. We may in the future directly incur debt, or invest in properties that are secured by debt, that has variable interest rates, or we may refinance or may cause our operating partners to refinance existing senior mortgage loans at a higher fixed or variable interest rate in the future. In such case, we expect that our direct or indirect primary interest rate exposure will be the daily LIBOR. On a limited basis, we also may use derivative financial instruments to manage interest rate risk. We will not use such derivatives for trading or other speculative purposes.

DILUTION

Purchasers of our common stock in this offering will experience an immediate and substantial dilution of the net tangible book value of shares of our common stock from the initial public offering price. As of December 31, 2014, our predecessor a net tangible book value was approximately $          million, or $          per share of common stock held by prior investors. After giving effect to our formation transactions and the sale of the shares of our common stock offered by this prospectus, including the expected use of the net proceeds from this offering as described under “Use of Proceeds,” and the deduction of underwriting discounts and commissions and estimated offering and formation transaction expenses, our pro forma net tangible book value as of December 31, 2014 would have been approximately $          million, or $          per share of our common stock. This amount represents an immediate increase in net tangible book value of $          per share to prior investors and an immediate dilution in pro forma net tangible book value of $          per share of our common stock to new investors in this offering. See “Risk Factors—Risks Related to this Offering—You will experience immediate and material dilution in connection with the purchase of shares of our common stock in this offering.” The following table illustrates this per-share dilution:

Assumed initial public offering price per share of our common stock(1)	$
Pro forma net tangible book value per share of our common stock before our formation transactions and this offering(2)	$
Increase in pro forma net tangible book value per share of our common stock attributable to our formation transactions and this offering(3)	$
Pro forma net tangible book value per share of our common stock after our formation transactions and this offering(4)	$
Dilution in pro forma net tangible book value per share to new investors(5)	$

(1)	Based on the estimated public offering price per share set forth on the front cover of this prospectus.
(2)	Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of our common stock and LTIP units deemed to be outstanding at that date.
(3)	The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the net tangible book value per share before our formation transactions and this offering (see note (2) above) from (b) the pro forma net tangible book value per share after our formation transactions and this offering (see note (4) below).
(4)	Based on pro forma net tangible book value of approximately $ divided by shares of our common stock, not including (a) up to shares of our common stock issuable upon the exercise of the underwriters’ overallotment option and (b) shares of our common stock available for issuance under our 2015 Incentive Plan.
(5)	Dilution is determined by subtracting pro forma net tangible book value per share of common stock after giving effect to our formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

OUR BUSINESS

Overview

We were recently formed to acquire and manage private investments in multifamily apartment communities. We make our investments principally in the form of joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, multifamily apartment properties. We are externally managed and advised by our Manager, RiverBanc LLC, an investment management firm and registered investment advisor.

We were formed to succeed the business of our predecessor, RB Multifamily Investors LLC. From its inception in July 2013 to February 28, 2015, our predecessor has received aggregate equity investments of approximately $69 million from Ellington and our founders, which includes our Chief Executive Officer, Kevin Donlon, NYMT, a REIT that trades on the NASDAQ, and JMP, an affiliate of JMP Group Inc., a full-service investment banking and asset management firm that trades on the NYSE. We refer to Mr. Donlon, NYMT and JMP, collectively, as the “contributing investors” and our founders.

As part of our formation transactions, which will be consummated concurrently with this offering, we will issue an aggregate of           shares of our common stock to: (i) acquire from the contributing investors 100% of the common equity interests and certain preferred equity interests (having an aggregate liquidation preference of $         ) in our predecessor, which owns the Predecessor Investment Portfolio; and (ii) acquire from an affiliate of NYMT the NYMT Contributed Assets. We refer to these transactions as our formation transactions and to these 15 investments that comprise the Predecessor Investment Portfolio and the NYMT Contributed Assets collectively as our Initial Portfolio. The investments that will comprise our Initial Portfolio are managed directly by our Manager, which is 100% owned directly or indirectly by the contributing investors. Upon completion of this offering and our formation transactions, Ellington will continue to hold preferred equity interests (having an aggregate liquidation preference of approximately $          million) in our predecessor.

Upon completion of this offering and our formation transactions, we will own joint venture equity interests in joint ventures that own approximately five multifamily apartment properties with an aggregate of 1,336 apartment units, preferred equity interests in six multifamily apartment properties with an aggregate of 2,813 apartment units and four mezzanine loans secured by four multifamily apartment properties with an aggregate of 1,066 apartment units.

We will elect and intend to qualify to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2015. In addition, we intend to maintain our exclusion from registration under the Investment Company Act.

Business Objectives

Our primary business objective is to generate attractive, risk-adjusted current income and total returns for our stockholders. In order to achieve our objective, we seek to:

•	Focus on the multifamily housing sector, which we believe is the most attractive commercial real estate asset class;
•	Preserve, protect and grow our capital on a tax-efficient basis by acquiring interests in multifamily apartment properties with unique or compelling attributes that provide an opportunity for value creation and improved returns through capital improvements or enhanced management practices;
•	Provide stable dividends to our stockholders by allocating a significant portion of our capital to preferred equity or debt investments that can insulate our income stream from market downturns; and
•	Opportunistically manage and rebalance our investment portfolio to achieve an attractive risk and reward profile throughout various market cycles.

Investment Highlights

•	Significant existing portfolio. Our Initial Portfolio is comprised of investments directly in or secured by 15 multifamily apartment properties with an aggregate of 5,215 apartment units, which provides immediate cash flow and investment diversity.
•	Stable current income. We expect our Initial Portfolio and future investments in multifamily apartment properties to provide a durable source of cash flow for distributions to our stockholders due to the scale and diversity of our tenant base and the fixed income structure of many of our investments.
•	Diverse investment portfolio of joint venture equity and high-yield fixed income investments. In addition to joint venture equity investments, which generally represent a common equity investment in a joint venture that owns a multifamily apartment community, our Initial Portfolio includes preferred equity investments and mezzanine loans, which we believe can provide downside protection due to the seniority of such investments to our operating partners’ equity capital.
•	Potential for capital appreciation through a property-level value-add approach. We believe many properties owned by entities in which we have a joint venture equity investment provide the opportunity for significant rental rate increases through improved management practices and long-term value appreciation through capital improvements.
•	Management team alignment. Unlike some externally managed REITs that pay their external managers large up-front acquisition fees and ongoing management fees based on assets, our Manager will not receive any acquisition or financing fees from us. Also, incentive fees will be paid to our Manager only if our stockholders achieve a % return, and the incentive fee will be calculated based on Core FFO. In addition, upon completion of this offering and consummation of our formation transactions, the contributing investors and their affiliates will own approximately % of our outstanding common stock on a fully diluted basis. We believe that the ownership of our common stock directly or indirectly by our founder and the owners of our Manager will further align our Manager’s interests with those of our stockholders’.
•	Tax advantages. Because of the structure of our formation transactions and the fact that all of our predecessor’s joint venture investments have been made within the past two years, and the majority were made within the past 12 months, we expect that our adjusted tax basis in the real property in which we indirectly own an interest will be at or near the fair market value of the property. Consequently, our depreciation deductions from those properties will be higher than would be the case if we acquired our indirect interest in those properties in a carryover basis transaction or if our predecessor had already claimed material depreciation deductions with respect to those properties. Because of the significant depreciation deductions we expect to receive from those properties, we anticipate that a large portion of the distributions paid by us in the near term will not be taxable to stockholders.

The Market Opportunity in Multifamily Real Estate

We believe multifamily apartment communities offer the most compelling commercial real estate investment opportunity when both risk and reward are considered. We believe the following factors and trends support this conclusion.

Large-Scale Investment Opportunity

According to National Multifamily Housing Council, the U.S. has approximately $2.5 trillion of multifamily apartment properties.

Our business strategy is to focus solely on the private owners of multifamily apartment communities, which represents approximately 94.2% of the market.

U.S. Multifamily Apartment Property Ownership

Source: National Multifamily Housing Council; Bloomberg

The investment market is highly liquid, as transaction volume of $110 billion in 2014 surpassed the prior record level of $105 billion, set in 2013. The multifamily apartment real estate market is the first property sector to reach this milestone.

As depicted below, private owners, equity funds and institutions dominated the transaction activity in 2014. Domestic REITs and other buyers represented only 30% of the transaction volume.

2014 Transaction Volume by Buyer

Source: Marcus & Millichap

Continued high transaction volume in this market, primarily with private sellers, is expected to provide a robust investment environment that fits our investment strategy.

Continuing Robust Demand from Apartment Renters

Employment growth and new household formation are the top drivers of increased demand for apartments.

Employers added an average of 246,000 jobs per month in the U.S. during 2014 according to the U.S. Department of Labor, marking the strongest growth in the labor market in 15 years. According to Freddie Mac’s Insights on Housing dated February 2015, the fastest-growing careers in the U.S. have only average or below average rates of homeownership. In addition, the Bureau of Labor Statistics has projected that the typical entry-level education required for 33 million of the 50 million expected job openings over the next decade will be no greater than high school. According to Freddie Mac’s Insights on Housing, dated February 2015, Freddie Mac believes that, absent unforeseen changes, the labor market is unlikely to drive increase homeownership rates through 2020.

U.S. Employment Annual Growth
2000 – 2014

Source: U.S. Census Bureau

According to government data, all of the net gain in working-age employment (ages 16 to 65) since 2000 has been filled by immigrants. Immigrants to the U.S. typically start out as renters, and many remain so longer-term according to a research conducted by Freddie Mac in July 2014.

Freddie Mac’s Insights on Housing dated February 2015 stated that as many as two million U.S. households became renters in 2014. Rental demand generally is expected to stay strong as the combination of demographic changes, shifting preferences, and urbanization continue to fuel renter household growth.

The U.S. homeownership rate, having reached a high of 69.2% at the end of 2004, has steadily decreased to 64.0% as of the fourth quarter of 2014. This rate represents the lowest level of homeownership in over 20 years. Stringent lending standards and economic uncertainties continue to contribute to the decision by many to rent rather than buy their homes, and continue to put downward pressure on the home ownership rate. As a result of the recent recession, many homeowners have been forced to become renters and many renters on the cusp of being eligible to buy a home have decided to postpone purchasing a home. With approximately 120 million households in the U.S., each 1% decline in the homeownership rate adds a potential additional 1.2 million new rental households.

U.S. Homeownership Rate
Quarterly, 1995 – 2014

Source: U.S. Census Bureau, February 2015

The generation of Americans referred to as “millennials” includes individuals currently aged 18 to 34. According to Marcus & Millichap’s 2015 National Apartment Report, 68% of the 1.6 million millennials that will come of age in the next five years will rent rather than purchase a home. Millennials are generally described as career-oriented, mobile and well educated. However, we believe that the burden of student debt (estimated to be over $1 trillion in 2010 and still rising) and the recent housing industry crisis has motivated the majority of millennials to rent apartments, rather than buy a home.

Supply Shortage

Freddie Mac’s Insights on Housing dated February 2015 stated that most markets are readily absorbing the new supply of rental units, with only a handful of top-tier properties in urban markets experiencing modest rises in vacancy rates and increased concessions. The middle-market apartment availability will remain very tight so long as new construction costs are higher than market values.

The U.S. Census Bureau’s 2013 American Community Survey found that nearly 69% of U.S. rental properties were built before 1980 – with many showing their age. According to the Joint Center for Housing Studies of Harvard University, nearly 6% of all units in the multifamily apartment market are retired each year; almost double that number for lower-income units. Demand for apartment units could already exceed supply by as many as 1.5 million apartments, according to estimates from the Joint Center for Housing Studies of Harvard University.

U.S. Aggregate Multifamily Demand vs. Supply

Diverse and Durable Income Stream

Investments in multifamily apartment properties differ from commercial real estate investments because of the short-term nature of the leases, the larger number of individual leases and the fact that the leases are for households and not businesses. We believe these characteristics mitigate many of the risks of commercial real estate investments in the following ways:

•	Multifamily leases generally have terms of less than or equal to one year, providing landlords with the ability to increase rents more frequently than commercial leases and offering inherently greater potential for continued revenue growth;
•	Cash flow from each property is generated from a diverse group of numerous tenants, limiting the negative impact of losing any single tenant;
•	Demand for multifamily rental accommodation is more stable than the commercial rental marketplace, reflecting demographic trends and the need for housing, unlike its commercial counterpart which is governed to a greater extent by economic business cycles; and
•	Improvement costs necessary to attract and retain tenants are generally lower and more predictable than in the case of commercial tenants.

Federal Government Support for the Multifamily Housing Industry

The U.S. federal government continues to utilize Fannie Mae, Freddie Mac and the FHA to provide support to the overall availability and affordability of the U.S. housing market, including multifamily apartment properties. These federal finance agencies have implemented their support primarily by facilitating secondary market liquidity for loans and by providing inexpensive, long-term debt directly to property owners, especially during periods of market unrest. In 2007 alone, portfolio purchases surged by fully $29 billion to $56 billion, more than twice as much any previous year. Moreover, during the wake of the currency crisis in 1998 and again after the terrorist attacks of September 11, 2001 and the 2001 recession, Fannie Mae and Freddie Mac increased portfolio purchases and guarantees of multifamily debt.

We believe that the stabilizing role these agencies play in the U.S. multifamily housing market materially mitigates the risk of multifamily apartment properties as compared to other property types.

Our Investment Strategy

Real Estate Private Equity Business Model

We intend to position our company in the marketplace, like our predecessor, as a real estate private equity investor focused on debt and equity transactions involving multifamily apartment communities. We do not seek to be the sole owner and day-to-day manager of properties. Rather, we intend to participate as a “capital partner” by lending to or co-investing alongside a project-level sponsor that has already identified an attractive investment opportunity.

We believe our investment strategy will provide attractive risk-adjusted returns to our company and our stockholders over both the short- and long-term investment horizons for the following reasons:

•	We expect a wide variety of potential operating partners to present numerous investment opportunities to us annually, allowing us to be selective in terms of both property transactions and our operating partners and to source new investments opportunistically;
•	Our operating partners contribute to our local market knowledge, operating expertise and transaction sourcing network;
•	We are able to opportunistically diversify our investments across numerous geographic markets, investment structures and operating partners, providing us the ability for thoughtful portfolio construction;
•	We benefit from the scale and efficiencies of best-in-class third-party property management, and can quickly replace our on-site managers if they do not perform; and
•	Structured equity or debt investing, as opposed to whole-property ownership, can allow us to negotiate terms or features in transactions that we believe provide additional principal protection and more stable returns.

Middle Market Investment Opportunities

We intend to focus on middle market investments, which we generally define as multifamily apartment properties having market values between $15 million and $75 million and requiring between $3 million and $16 million of total equity or subordinate debt capital. We believe there are opportunities for above-market returns by investing in middle market properties that are not pursued by larger capital markets investors. Because institutional funding sources (such as life insurance companies, banks and conduits) tend to pursue higher-end properties and top-tier markets along the U.S. east and west coasts, middle-market project sponsors in smaller markets have greater difficulty arranging private capital, especially in times of economic stress. We believe our focus on these middle market transactions differentiates us from many of our competitors and our Manager has extensive experience with these assets.

Garden-style Apartment Communities

The majority of the multifamily apartment properties in which we expect to invest are garden-style apartment properties that consist of over 200 units with on-site dedicated leasing and management. “Garden-style” properties are predominantly wood-frame construction with surface parking and no elevators, providing for lower capital costs for owners when compared to mid- and high-rise multifamily apartment properties. These properties attract tenants by offering large amenity packages that often include swimming pools, fitness centers, business centers, clubhouses and security gates. These properties are also characterized by lower density (on average, approximately 20 units per acre) and more open “green space.” We believe garden-style apartment properties generally cater to middle-class renters, the largest and most diverse multifamily renter segment in the U.S., currently comprising over 60% of the U.S. renter pool.

Properties That Have Existing Cash Flow with Upside

We generally pursue existing apartment buildings that have in-place cash flow. In addition, we seek investments having unique or compelling attributes that provide an opportunity for value creation and increased returns through the combination of better management or capital improvements that will lead to net cash flow growth and capital gains. Generally, we seek to invest in properties that are:

•	located in a particularly dynamic submarket with strong prospects for rental growth;
•	located in smaller markets that are underserved and more attractively priced;
•	poorly managed by the previous owner, creating an opportunity for overall net income growth through better management practices;
•	undercapitalized and may benefit from an investment in physical improvements; or
•	highly stable and are suitably positioned to support high-yield preferred equity or mezzanine debt within their capital structure.

Pursue Privately Negotiated and Off-Market Transactions

We believe that our Manager’s dedicated acquisition team has a network of industry relationships throughout the U.S. that will allow us to pursue many potential investment opportunities through privately negotiated, off-market or lightly marketed transactions, including directly through a project-level sponsor. Off-market and lightly marketed transactions are characterized by a lack of a formal marketing process and a lack of widely disseminated marketing materials. We believe off-market and lightly marketed transactions can be more attractive than investments sourced through auction or capital markets intermediaries, as those widely marketed types of transactions often price at a higher level than off-market transactions.

Partner with Experienced Operators

We recognize the importance of a strong local operating partner that can bring local market knowledge and day-to-day involvement on site. Our Manager has existing relationships with multiple operating partners who may provide attractive investment opportunities to us in the future.

We intend to continue investing with our existing operating partners, and also to pursue new relationships with successful real estate entrepreneurs in order to identify attractive investment opportunities for our portfolio. We will generally seek experienced property-level operators or real estate entrepreneurs who have the ability to identify and manage strong investment opportunities, but who may lack the financial resources to fully fund the capital needed for a property acquisition. In our Manager’s experience, regional operating partners can provide superior oversight as co-investors in the property. Our Manager’s asset management team will work with our operating partners to oversee the implementation of each property’s business plan, including budgeting, capital expenditures and improved management practices.

We will require each of our operating partners to materially co-invest in any investment we make. Our common equity investments in joint ventures that own multifamily apartment properties represent between 50% and 95% of the total equity capital contributed to the joint venture which is subordinate to any senior mortgage on the property, with our operating partner providing the balance of the equity capital, and we expect our future investments to have similar investment percentages. Our preferred equity investments and mezzanine loans typically require that our operating partner contribute approximately 25% to 50% of the capital that is subordinate to the senior loan on, and to our investment in, the property. We believe that requiring our operating partners to materially co-invest with us creates a significant incentive for our operating partners to increase operating income and property value through operational changes and property enhancements, aligning their interests with ours.

Investment Types

We expect to invest in multifamily apartment communities through various positions within the capital structure of each property-owning entity. As we originate or select investments for our investment portfolio, we intend to evaluate the risks and benefits of each investment while taking into consideration our portfolio’s overall composition of investment structures. In general terms, the typical investment structures that we will pursue will be in the form of joint venture equity, preferred equity and mezzanine loans.

Joint Venture Equity – We expect to make joint venture investments in entities that own multifamily apartment properties. Joint venture equity is a direct common equity ownership interest in an entity that owns a property. In this type of investment, the return of capital to us is variable and will be made on a pari passu basis between us and the other operating partners. In most cases, we expect to provide between 50% and 95% of the total equity capital for the joint venture, with our operating partner providing the balance of the equity capital. We typically require the operating agreement that governs our joint venture investment to provide for a 10% hurdle return to all investors before our operating partners will become eligible for any promoted interest. We expect to allocate approximately 50% to 65% of our equity capital to these types of investments, with the balance of our equity capital allocated to the other investment structures described below. Upon completion of this offering, we believe that joint venture equity investments will comprise approximately 25.6% of the aggregate apartment units in our Initial Portfolio.

Preferred Equity – We expect to originate preferred equity investments in entities that directly or indirectly own multifamily apartment properties. Preferred equity is not secured, but holders have priority relative to the common equity on cash flow distributions and proceeds from capital events. In addition, as a preferred holder we may seek to enhance our position and protect our equity position with covenants that limit the entity’s activities and grant to the preferred holders the right to control the property upon default under relevant loan agreements or under the terms of our preferred equity investments. Occasionally, the first mortgage on a property prohibits additional liens and a preferred equity structure provides an attractive financing alternative. With preferred equity investments, we may become a special limited partner or member in the ownership entity and may be entitled to take certain actions, or cause a liquidation, upon a default. Under the typical arrangement, the preferred equity investor receives a stated return, and the common equity investor receives all cash flow only after that return has been met. We expect our preferred equity investments will typically contribute 50% to 90% of the equity component of a property capital structure. Preferred equity typically is more highly leveraged, with loan-to-value ratios of 85% to 90%. We expect our preferred equity investments will have mandatory redemption dates that will generally be coterminous with the maturity date for the senior loan on the property, and we expect to hold these investments until the mandatory redemption date.

Preferred equity investments typically require a mandatory redemption concurrent with the maturity of the related first mortgage loan but may have shorter or longer terms. Upon completion of this offering, we believe that preferred equity investments will comprise approximately 53.9% of the aggregate apartment units in our Initial Portfolio.

Mezzanine Loans – We anticipate making mezzanine loans that are senior to the operating partner’s equity in, and subordinate to a first mortgage loan on, a property. These loans are secured by pledges of ownership interests, in whole or in part, in entities that directly or indirectly own the real property. In addition, we may require other collateral to secure mezzanine loans, including letters of credit, personal guarantees or collateral unrelated to the property.

We may structure our mezzanine loans so that we receive a stated fixed or variable interest rate on the loan as well as a percentage of gross revenues and a percentage of the increase in the fair market value of the property securing the loan, payable upon maturity, refinancing or sale of the property. Our mezzanine loans may also have prepayment lockouts, prepayment penalties, minimum profit hurdles or other mechanisms to protect and enhance returns in the event of premature repayment. We expect these investments will typically range in size from $3 to $16 million, have terms from three to ten years and typically bear interest at a rate of 12% to 13.5% in the current market. Mezzanine loans usually have loan-to-value ratios between 85% and 90%.

Mezzanine loans typically have maturities that match the maturity of the related first mortgage loan but may have shorter or longer terms. We expect to hold these investments to maturity. Upon completion of this offering, we believe that mezzanine loans will comprise approximately 20.4% of the aggregate apartment units in our Initial Portfolio.

We may also acquire investments that are structured with terms that reflect a combination of the investment structures described above. In some circumstances, the acquisition of properties may require project-specific debt. Leverage at the individual investment level will be in our Manager’s discretion, subject to our investment guidelines. All indebtedness that is recourse to us (other than standard nonrecourse carve-outs) will be subject to approval by our board of directors.

Our Investment Process

Identification of New Investments

Our Manager will be responsible for sourcing all new investments for us. Our Manager will identify specific investments to determine whether they meet our total return and credit parameters. Our Manager regularly interfaces with real estate sponsors, entrepreneurs, operators, brokers and other intermediaries to identify investment opportunities, with a particular focus on off-market transactions. Our Manager’s strategy is to cast a very wide net, review as many opportunities as possible, and select the most attractive investments for further discussions and analysis. We believe the opportunity to review many different proposals greatly increases our overall market intelligence and provides perspective into the operations of potential competitors.

When evaluating potential new investments, our Manager will generally consider the following factors, among others:

•	whether the subject property is located in a strategically targeted market;
•	income levels and employment growth trends in the relevant market;
•	barriers to entry that would limit competition (zoning laws, building permit availability, supply of undeveloped or developable real estate, local building costs and construction costs, among other factors);
•	the location, construction quality, condition and design of the property;
•	the safety and security of the surrounding submarket;
•	the current and projected cash flow of the property;
•	the ability to increase cash flow through better management practices or capital improvements;
•	purchase price relative to the replacement cost of the property;
•	the terms of existing resident leases, including the potential for rent increases;
•	the occupancy and demand by residents for properties of a similar type in the vicinity (the overall market and submarket);
•	the prospects for liquidity through sale, financing or refinancing of the property;
•	purchase prices and yields of comparable properties, if any;
•	competition from existing properties and properties under development and the potential for the construction of new properties in the area; and
•	potential for opportunistic selling based on demand and price of high-quality assets, including condominium conversions.

Due Diligence

We believe that a thorough and thoughtful due diligence process is critical to our investment process. Our Manager’s due diligence process incorporates industry best practices from the property development, commercial banking and private equity industries. Our Manager applies a bottom-up approach to identify property strengths and mitigate potential transaction risks, including analyzing or conducting any or all of the following: detailed site inspections of both the target property and local competitors, in-depth property cash flow modeling, third-party appraisals, engineering and environmental assessments, operating partner background checks and outside counsel review of transaction documentation.

Our Manager’s investment team conducts extensive market research in connection with each potential investment, including on-site tours of competing properties and the use of third-party data sources such as Axiometrics and REIS. Our Manager compares this information to the insights provided by our operating partners to formulate a view of expected rental rates, growth and operating costs for a target investment.

Ongoing Portfolio Management

Risk management has been and will be a fundamental principle in our Manager’s construction of our Initial Portfolio and in the management of each new investment we make in the future. Our Manager employs a dedicated team of professionals, separate and apart from its investment team, to oversee and enhance the performance of our investments. Procedures for ongoing investment management include routine visits to portfolio properties to assess property physical condition, the performance of on-site staff and activity in the submarket. Our Manager also formulates annual budgets and performance goals alongside our operating partners, and measures investment performance on a regular basis.

Our Manager

Upon completion of this offering, we will be externally managed and advised by our Manager, RiverBanc LLC. Our Manager is owned by the contributing investors, with an affiliate of Mr. Donlon owning a majority interest. Pursuant to the terms of the Management Agreement, which we will enter into concurrent with the completion of this offering, our Manager will provide us with our management team and appropriate support personnel, and we will have access to the management, infrastructure, personnel and other resources of our Manager necessary for the implementation and execution of our business and growth strategies. Our Manager has substantial discretion with respect to the selection of specific investments consistent with our investment objectives and strategy.

We will be able to draw upon the experience, expertise and relationships of our Manager’s senior executives, and its team of support personnel, which will provide expertise in asset management, portfolio management, finance, administration, legal, compliance, investor relations, asset valuation, risk management, information technology and other operational functions in connection with our investment activities. We expect to benefit from the personnel of our Manager and the relationships and experience of our Manager’s management team in order to create value for our stockholders. See “Our Manager and the Management Agreement.”

Our officers and key employees of our Manager are seasoned professionals with extensive backgrounds in real estate investment, structured finance and property valuation, some of whom have worked together in various prior roles dating back to 1995. Our Manager’s focus on multifamily apartment properties and housing-related transactions has allowed it to develop a reputation as an active provider of capital to the multifamily housing finance sector. Our Manager has been in the multifamily residential market since 2010 and had assets under management of $364 million as of December 31, 2014. The scale and breadth of the assets managed by our Manager has resulted in our Manager regularly interfacing with owners and operators of multifamily apartment and housing-related projects and their intermediaries. This regular interaction with the owners and operators of the properties we target for investment has allowed our Manager to develop extensive personal relationships with current and potential partners that help it to identify investment opportunities prior to their being widely marketed. Our Manager also employs national advertising campaigns and personal calling efforts and frequently participates in industry events to bolster its market presence. We expect that our Manager’s market presence in the multifamily finance sector will provide us with access to investment opportunities and referrals, and will permit us to be more selective in identifying partners to co-invest with.

We believe the Management Agreement will provide significant benefits to our stockholders. Due to our relationship with our Manager, our company will not be burdened by the high expenses associated with employing our own management team and infrastructure, and instead will rely on our Manager to provide these services in exchange for management fees, which we believe are lower than the costs associated with managing internally. In addition, our Management Agreement provides us access to a team of executive, management, investment, capital markets and administrative personnel that we believe, given our size and stage of development, is likely to be more capable and diverse than we would otherwise be able to attract at this stage of our life cycle.

Pursuant to the Management Agreement, we will pay our Manager and its affiliates fees and reimburse certain expenses for services rendered to us. For a more complete explanation of the fees and expenses, see “Our Manager and the Management Agreement.”

Our Initial Portfolio

The following table presents an overview of our Initial Portfolio, based on information as of December 31, 2014, unless otherwise indicated.

For purposes of this prospectus, the terms “joint venture properties” and “joint venture investments” denote the properties in which we hold a common equity interest through a joint venture with an operating partner and our common equity investment in a joint venture property, respectively.

Property Name	Date of Investment	Ownership Interest	Return Structure	Required Redemption or Maturity Date
Joint Venture Investments:
Houston Property(1)	09/23/2013	78%	Variable distribution based on property performance	none
Raleigh/Durham Property(1)	06/27/2014	85%	Variable distribution based on property performance	none
Myrtle Beach Property(1)	10/07/2014	80%	Variable distribution based on property performance	none
Savannah Property(1)	11/17/2014	90%	Variable distribution based on property performance	none
Orlando Property(1)	01/08/2015	80%	Variable distribution based on property performance	none
Preferred Equity Investments:
Austin I Property(1)	10/29/2014	Preferred Partnership Interest	Fixed accrual rate of 12.0%	11/02/2021
Louisville Property(2)	12/17/2014	Preferred Partnership Interest	Fixed accrual rate of 12.5%	12/17/2024
Midland Property(2)	06/30/2014	Preferred Partnership Interest	Fixed accrual rate of 12.0%	06/30/2024
Greenville Property(2)	(3)	Preferred Partnership Interest	Fixed accrual rate of 12.0%	(6)
Austin II Property(2)	(5)	Preferred Partnership Interest	Fixed accrual rate of 12.25%	(4)
Austin III Property(2)	(3)	Preferred Partnership Interest	Fixed accrual rate of 12.0%	(4)
Mezzanine Loan Investments:
Austin IV Property(1)	07/01/2014	Mezzanine Loan	Fixed accrual rate of 13.5%	11/01/2023
San Antonio Property(1)	07/01/2014	Mezzanine Loan	Fixed accrual rate of 13.5%	11/01/2023
Atlanta Property(1)	01/30/2015	Mezzanine Loan	Fixed accrual rate of 12.0%	04/01/2025
Lexington Property(2)	(7)	Mezzanine Loan	Fixed accrual rate of 12.0%	(4)

(1)	This investment is part of the Predecessor Investment Portfolio.
(2)	This investment is one of the NYMT Contributed Assets.
(3)	NYMT has this investment under contract to acquire, with closing by NYMT expected on April 30, 2015.
(4)	Redemption will occur on or about ten years from the closing date.
(5)	NYMT has this investment under contract to acquire, with closing by NYMT expected on April 20, 2015.
(6)	Redemption will occur on or about seven years from the closing date.
(7)	NYMT has this investment under contract to acquire, with closing by NYMT expected on May 15, 2015.

Property Name	Location	Market	Number of Units	Average Unit Size (Sq. Ft.)	Year Built	Average Effective Monthly Rent Per Unit(1)	% Physically Occupied as of December 31, 2014(2)(3)
Joint Venture Investments:
Houston Property	Katy, TX	Houston, TX	291	772	2001	$952	96.2%
Raleigh/Durham Property	Durham, NC	Raleigh/Durham, NC	268	1,003	2001	$975	92.4%
Myrtle Beach Property	Little River, SC	Myrtle Beach, SC	168	957	2000	$726	96.4%
Savannah Property	Pooler, GA	Savannah, GA	325	1,122	2014	$1,093	78.8%
Orlando Property	Lake Mary, FL	Orlando, FL	284	918	1998	$934	94.5%
Subtotal/Weighted Average	5 investments		1,336	958		$959	90.9%
Preferred Equity Investments:
Austin I Property	Austin, TX	Austin, TX	1,072	823	1995-1999	$1,033	94.0%
Louisville Property	Louisville, KY	Louisville, KY	256	921	1988	$843	93.4%
Midland Property	Midland, TX	Midland, TX	352	746	1982	$1,140	93.5%
Greenville Property	Simpsonville, SC	Greenville, SC	223	946	2009	(4)	(4)
Austin II Property	Austin, TX	Austin, TX	450	893	2002	(4)	(4)
Austin III Property	Austin, TX	Austin, TX	460	998	2004	(4)	(4)
Subtotal/Weighted Average	6 investments		2,813	872
Mezzanine Loan Investments:
Austin IV Property	Austin, TX	Austin, TX	300	798	2001	$829	95.7%
San Antonio Property	San Antonio, TX	San Antonio, TX	200	833	1999	$781	91.5%
Atlanta Property	Lawrenceville, GA	Atlanta, GA	248	1,093	2013	(4)	(4)
Lexington Property	Lexington, KY	Lexington, KY	318	861	1996	(4)	(4)
Subtotal/Weighted Average	4 investments		1,066	892
Grand Total	15 investments		5,215	898

(1)	Average effective monthly rent per unit is equal to (i) the gross potential rent minus any tenant concessions for the applicable year divided by (ii) the total number of units. Any information related to the period prior to our acquisition is from the previous owner’s financial statements. For the year of acquisition, if there was any period of missing data, the rental information was annualized from the available data.
(2)	Percentage physically occupied is equal to the number of occupied units divided by the total number of units.
(3)	For the Savannah Property and the Midland Property, percentage physically occupied is as of December 2014. For the Orlando Property, percentage physically occupied is as of August 2014. For the Louisville Property, percentage physically occupied is as of November 2014.
(4)	The investment in the property was or will be acquired by our predecessor or its affiliates or an affiliate of NYMT subsequent to December 31, 2014. As a result, we do not have historical information relating to monthly rent or occupancy prior to or as of December 31, 2014.

Property Name	Balance as of December 31, 2014(1)	Senior Loan Balance as of December 31, 2014	Property Value(2)	Combined LTV(3)	Senior Loan Interest Rate
Preferred Equity Investments:
Austin I Property	$13,400,000	$107,200,000	$137,400,000	87.8%	3.81%
Louisville Property	3,500,000	17,700,000	25,700,000	82.5%	3.87%
Midland Property	3,500,000	27,950,000	38,080,000	82.6%	4.486%
Greenville Property	(4)	(4)	(4)	(4)	(4)
Austin II Property	(4)	(4)	(4)	(4)	(4)
Austin III Property	(4)	(4)	(4)	(4)	(4)
Subtotal / Weighted Average
Mezzanine Loan Investments:
Austin IV Property	$3,806,958	$15,924,609	$23,500,000	84.0%	2.89%
San Antonio Property	1,467,198	9,633,763	12,800,000	86.7%	3.86%
Atlanta Property(4)	5,900,000	22,387,887	33,500,000	85.0%	4.25%
Lexington Property	(4)	(4)	(4)	(4)	(4)
Subtotal / Weighted Average
Grand Total

(1)	Represents balance held by our predecessor or an affiliate of NYMT as of December 31, 2014.
(2)	Per appraisal performed within 60 days prior to the date of the origination investment.
(3)	Calculated as the sum of the senior mortgage loan balance and the balance of our predecessor’s or an affiliate of NYMT’s investment as of December 31, 2014 divided by the appraised value.
(4)	The investment in the property was or will be acquired by our predecessor or its affiliates or an affiliate of NYMT subsequent to December 31, 2014.

Sale or Redemption of Investments

There are no properties that we are currently considering selling. On an opportunistic basis and subject to compliance with certain restrictions relating to our intended qualification to be taxed as a REIT, we intend to sell investments in cases where we have successfully executed our value creation plans and where we believe the investment has limited additional upside relative to other opportunities, in order to harvest profits and to reinvest proceeds to maximize stockholder value.

Description of Leases

Each resident of each of the multifamily apartment properties to which our joint venture equity and preferred equity ownership interests relate must execute a lease agreement with one of the joint ventures that owns the property or one of its affiliates. These leases typically follow standard forms produced by the National Apartment Association or by the state apartment association where the apartment community is located. Under such leases, residents are responsible for payment of monthly rental charges and, depending on the credit risk associated with the resident, may be required to pay an initial security deposit. Under the typical lease, the landlord is responsible for all real estate taxes, special assessments (if applicable), community-level utilities, insurance on the building improvements, building repairs, and other building operation and management costs. Individual residents are generally responsible for the utility costs of their apartment home and for insuring their personal possessions. Lease terms are generally for terms of approximately one year in duration.

Historical Performance of Our Properties

The following table provides a summary of information regarding each of the joint venture properties in our Initial Portfolio for the years ended December 31, 2014, 2013, 2012, 2011 and 2010:

	Year Ended December 31, 2014		Year Ended December 31, 2013		Year Ended December 31, 2012		Year Ended December 31, 2011		Year Ended December 31, 2010
Property	Average Effective Monthly Rent Per Unit	Average Occupancy	Average Effective Monthly Rent Per Unit	Average Occupancy	Average Effective Monthly Rent Per Unit	Average Occupancy	Average Effective Monthly Rent Per Unit	Average Occupancy	Average Effective Monthly Rent Per Unit	Average Occupancy
Houston Property(1)	$952	91.4%	$865	95.3%	$779	93.4%	$751	84.1%	(3)	(3)
Raleigh/Durham Property(1)	$975	84.2%	$976	86.6%	$925	85.8%	$888	82.1%	(3)	(3)
Savannah Property (1)(2)	$1,093	41.5%	(3)	(3)	(3)	(3)	(3)	(3)	(3)	(3)
Myrtle Beach Property(1)	$726	88.0%	$711	83.5%	$702	80.2%	$692	76.9%	(3)	(3)
Orlando Property(1)	$934	82.9%	$743	87.6%	$708	97.4%	$707	94.6%	(3)	(3)

(1)	Average effective monthly rent per unit is equal to (i) the gross potential rent minus any tenant concessions for the applicable year, divided by (ii) the total number of units. Average occupancy is equal to (i) the gross potential rent less any tenant concessions, vacancy or other rental losses for the applicable year divided by (ii) the gross potential rent. Any information related to the period prior to our acquisition is from the previous owner’s financial statements. For the year of acquisition, if there was any period of missing data, the information was annualized from the available data.
(2)	The Savannah Property commenced leasing in late 2013 and remained in lease-up during 2014.
(3)	The period presented was prior to our acquisition of the property and we do not have historical information relating to monthly rent or occupancy for such period.

Real Estate Tax and Depreciation Information

The following table sets forth certain real estate tax information for the year ended December 31, 2014 for each of the joint venture properties in our Initial Portfolio:

Property	2014 Tax Basis	2014 Realty Taxes	2014 Realty Tax Rate
Houston Property	$23,805,411	$537,816	2.259218%
Raleigh/Durham Property	$19,732,120	$273,152	1.384300%
Savannah Property	$11,214,120	$355,521	3.170300%
Myrtle Beach Property	$6,628,900	$82,698	1.247531%
Orlando Property(1)(2)
School	$12,685,914	$100,180	0.789700%
Other(3)	$10,578,730	$80,738	0.763210%

(1)	The investment in the property was acquired by our predecessor or its affiliates subsequent to December 31, 2014.
(2)	The property is taxed on a differing basis by each taxing authority.
(3)	Other taxing authorities include County, Road, Fire, and St Johns Water Management.

The following table sets forth, for the year ended December 31, 2014, the components upon which our joint ventures take depreciation (on a tax basis), including the claimed useful life and depreciation method, for each of the joint venture properties in our Initial Portfolio:

Depreciation Component

Property	Land	Building(1)	Building Improve(1)	Land Improve(1)	Org. Costs/ Start-up Costs	Loan Costs/ Equip(1)	Loan Costs/ Equip(1)	Furniture/ Flooring/ Machinery/ Equip(1)	Software(1)	Total
	N/A	27.5 years	27.5 years	15 years	10 years	7 years	58 months	5 years	3 years
Houston Property	$3,540,000	$12,185,914	$597,592	$1,982,396	—	$151,219	$259,658	$5,991,077	—	$24,707,856
Raleigh/Durham Property	$4,957,500	$18,746,924	$73,166	$3,153,138	—	$252,500	—	$6,236,408	—	$33,419,636
Savannah Property	$9,116,137	$34,192,355	$7,748	$91,229	$9,739	$392,584	—	$2,288,659	$941	$46,099,392
Myrtle Beach Property	$1,650,000	$9,607,851	$1,525	$40,108	—	$12,508	—	$23,300	—	$11,335,292
Orlando Property	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)

(1)	Depreciated on a straight-line mid-month basis.
(2)	The investment in the property was acquired by our predecessor or its affiliates subsequent to December 31, 2014.

Debt Obligations

Debt Obligations Secured by Our Joint Venture Properties

Each of our joint venture properties secures a mortgage loan used to finance the acquisition of the property. The following is a summary of the mortgage loans that encumber the joint venture properties as of December 31, 2014:

	As of December 31, 2014
Property	Outstanding Principal	Interest Rate	Fixed/ Floating	Maturity Date
Houston Property(1)	$16,532,921	4.705%	Fixed	08/01/2018
Raleigh/Durham Property	$26,000,000	4.020%	Fixed	07/01/2021
Savannah Property	$33,937,000	3.990%	Fixed	12/01/2021
Myrtle Beach Property	$7,760,000	4.440%	Fixed	11/01/2024
Orlando Property(2)	$22,150,000	3.720%	Fixed	02/01/2025

(1)	Houston Property has two senior loans: one loan with an original principal balance of $14.00 million at a rate of 4.63% and a supplemental loan with an original principal balance of $2.86 million at a rate of 5.07%. As of December 31, 2014, both of the loans were in the amortization phase with monthly payments of $72,021 and $15,475, respectively, and remaining principal balances of $13,716,294 and $2,813,646, respectively. The blended interest rate is equal to 4.705%.
(2)	The investment in the Orlando Property was acquired by our predecessor or its affiliates subsequent to December 31, 2014. The information presented for this property is as of January 8, 2015.

Debt Obligations Senior to Our Mezzanine Loans and Preferred Equity Interests

All properties that either secure a mezzanine loan investment, or in which we hold a preferred equity interest, also secure a senior mortgage loan. With respect to the properties to which the mezzanine loans and preferred equity investments in our Initial Portfolio relate, each of these loans is bears interest at a fixed rate that ranges from 2.89% to 4.49% and the maturities of these loans range from November 2021 to February 2054.

Every property to which the mezzanine loans and preferred equity investments in our Initial Portfolio relate has long-term, fixed-rate, assumable first mortgage financing. In the event that interest rates rise, including first mortgage financing rates, we believe that a potential buyer will pay a higher price for a property that has below-market, assumable financing. Also, the mortgage financing on these properties has recourse only to the property and is non-recourse to us, except for standard non-recourse carve-outs.

Our Joint Venture Agreements

Upon completion of this offering and our formation transactions, we will own joint venture equity ownership interests in five multifamily apartment properties through joint ventures under a limited liability company operating agreement or a limited partnership agreement, which we refer to as “joint venture entities.” We sometimes refer to these agreements in this prospectus as our “joint venture agreements.” In the future, we may acquire additional joint venture equity investments and enter into additional joint venture agreements as part of our investment strategy. Our future joint venture agreements may have terms different from the general terms of our current joint venture agreements that are summarized below.

Upon completion of our formation transactions, our predecessor will be a party to operating agreements for the limited liability companies that own the Houston Property, Raleigh/Durham Property, Myrtle Beach Property, Savannah Property and Orlando Property with our respective operating partner for such property.

Term.   The joint venture agreements provide for a perpetual term, unless terminated earlier.

Management of the Joint Venture Entities.   Our operating partners generally will serve as the “operating member” and manager of the joint venture entities in which we will hold a joint venture common equity ownership interest and we will serve as the “capital member” or “capital partner.” As such, our operating partners will have the sole discretion to manage the day-to-day business and affairs of the respective joint venture entities to which they are a party, including the preparation and submission of an annual business plan that covers operating, capital expenditure, leasing and development budgets for each property, which annual business plan will require our approval. In the event we and our operating partners are unable to reach agreement regarding an annual business plan for any given year, the joint venture entity will adhere to the prior year’s approved business plan, subject to adjustment based on the consumer price index.

Under the respective joint venture agreements, other than actions, expenditures or decisions that qualify as “major decisions,” which require the approval of both the capital member and the manager, the manager has the right to take any and all action it deems necessary or appropriate for the operation of the property without our prior consent. Pursuant to the joint venture agreements, a major decision generally includes, among other things:

•	the refinancing or defeasing all or any portion of the senior mortgage loan on the property or encumbering or transferring all or a portion of the property, or granting of any security interest in the joint venture entity, the property owning entity, the property or other joint venture entity or property owning entity assets (other than certain liens not exceeding a minimum amount);
•	except as set forth in an annual business plan and subject to certain exceptions, the determination of the terms and conditions of all joint venture entity or property owning entity borrowings, refinancings, and defeasances, or any material amendment or modification of any senior mortgage loan document, or any exercise of any extension option contained in the senior mortgage loan documents;
•	adopting, updating, supplementing, amending or revising, or deviating from any approved annual business plan, in each case either (A) in excess of five percent of such business plan or (B) in excess of ten percent of any line item of such business plan;
•	modifying or terminating any insurance required under the senior mortgage loan documents or under the joint venture agreement;
•	any material improvement, renovation or refurbishment of the property or removal, demolition or material alteration of the improvements or the equipment on the property (other than routine replacement of such equipment);

•	entering into, modifying or terminating any material property contract;
•	any material change in the method of conducting the business of the joint venture entity or the property owning entity;
•	any call for the members to provide additional capital contributions; and
•	amending or modifying the joint venture agreement.

Our joint venture agreements generally define a “changeover event” as the occurrence (without cure during any available cure period) of any of the following events or circumstances, among others, provided such event was not expressly approved in writing by us or directly caused by our actions:

•	a prohibited act by the operating member (subject to certain exceptions);
•	an intentional or knowing breach of any representation or warranty under the joint venture agreement by the operating member and certain others;
•	certain criminal acts by a principal or misapplication by a principal of any funds derived from the property, fraud, physical waste, willful misconduct, intentional misrepresentation or gross negligence or liquidation or dissolution;
•	notice from the senior mortgage lender of the occurrence of a default and expiration of any applicable cure period under any senior mortgage loan document;
•	the bankruptcy of the joint venture entity or the property owning entity;
•	the joint venture entity’s or the property owning entity’s failure to maintain required insurance or to pay on a timely basis any taxes or assessments affecting the property (subject to certain exceptions);
•	the manager’s taking of any major decision without obtaining our consent; or
•	failure to fully repay the senior mortgage loan at maturity.

Upon the discovery by us that a changeover event has occurred, we may, among other things, and subject to certain conditions, (i) remove the manager, whereupon we may appoint ourselves, one of our affiliates or a third party as manager, (ii) make a buy-sell offer in accordance with the joint venture agreement, and/or (iii) purchase the operating member’s entire interest in the joint venture entity, or cause the joint venture entity to redeem the entire interest of the operating member under the joint venture agreement.

Distributions.   Any distributions of cash or securities from a joint venture entity require our approval as capital member. Operating revenues and other property proceeds will be distributed generally on a quarterly basis and after payment of property-level expenses and obligations under the senior mortgage loan documents, among other things, to members in proportion to their percentage interests, subject to a promote interest that the manager of the property may receive based on the joint venture entity meeting certain return thresholds.

Transfer of Ownership Interests.   Subject to certain exceptions and any transfer limitation set forth in a senior mortgage loan document, we are generally permitted to transfer our ownership interests in a joint venture entity to affiliates or unaffiliated third parties without the consent of the operating member; provided, however, that, under certain joint venture agreements we may be restricted in transferring our ownership interests in the joint venture entity to an unaffiliated third party unless the transfer is designed to leverage, monetize, securitize or restructure all or a portion of our ownership interest. In addition, the transfer of certain passive interests in the operating member will be permitted without our consent under certain of our joint venture agreements.

Under the terms of the joint venture agreements, a member is entitled to exercise a right-to-market provision starting on the third anniversary of the acquisition of the property by the property-owning entity or upon the receipt of an offer to purchase that meets certain thresholds. Pursuant to right-to-market provision, the non-exercising member will have the right to

(i) purchase the property at the right-to-market minimum price, (ii) agree to sell its ownership interest in the property to the exercising member for the non-exercising member’s pro rata interest in the right-to-market minimum price, or (iii) permit the joint venture entity to proceed to a third party sale.

Dissolution and Liquidation.   The joint venture entities will be dissolved upon the occurrence of (i) the sale or disposition of all of the assets of the joint venture entity, (ii) the written agreement of the capital member and operating member or (iii) upon the occurrence of any event which, as a matter of law, requires that the joint venture entity be dissolved. Upon dissolution, liquidation of an entity’s assets will commence with proceeds first being distributed to creditors and then to the members on a pro rata basis in proportion to their respective interests in the entity.

Other Matters

Our Corporate Information

Our principal executive offices are located at 227 West Trade Street, Suite 900, Charlotte, North Carolina 28202. Our telephone number is (980) 224-4180. Our website is www.riverbancreit.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Regulation

Multifamily apartment properties are subject to various laws, ordinances and regulations, including regulations relating to common areas, such as swimming pools, activity centers and recreational facilities. We believe that each of the properties to which the investments in our Initial Portfolio relate have the necessary permits and approvals to operate its business.

Americans with Disabilities Act

The ADA does not apply to individually owned or leased housing in the private sector not used as a public accommodation, including condominium or apartment properties. However, places of public accommodation located in residential buildings, such as rental and sales offices, commercial spaces, and hotel accommodations, are covered by the ADA Standards. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties. We believe that our joint venture properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in the imposition of unanticipated expenses to comply with the ADA, monetary penalties and attorney’s fees, and analogous state or local public accommodation laws could result in the imposition of an award of damages to private litigants. The obligation to provide accessible accommodations is an ongoing one, and we will continue to assess the properties in which we invest, be it through a joint venture equity ownership or otherwise, and make, or cause our operating partners to make, alterations as appropriate in this respect. See “Risk Factors—Risks Related to Our Business—Costs associated with, and the risk of failing to comply with, the Americans with Disabilities Act may affect our cash available for distribution.”

Fair Housing Act

The Fair Housing Act, its state law counterparts and the regulations promulgated by the U.S. Department of Housing and Urban Development and various state agencies prohibit discrimination in housing on the basis of race or color, national origin, religion, sex, familial status (including children under the age of 18 living with parents or legal custodians, pregnant women and people securing custody of children under 18) or handicap (disability) and, in some states, financial capability. A failure by the multifamily apartment properties to which our investments relate to comply with these laws could result in litigation, fines, penalties or other adverse claims against these properties and their owners or managers, or could result in limitations or restrictions on the ability of these properties or entities to operate, any of which could materially and adversely affect us. We believe that our joint venture properties are operated in substantial compliance with the Fair Housing Act. See “Risk Factors—Risks Related to Our Business—Most of the properties in which we invest must comply with the Fair Housing Amendments Act of 1988, or the FHAA, and failure to comply may affect our earnings and our cash available for distributions.”

Environmental Matters

Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under, or migrating from such property, including costs to investigate and clean up such contamination and liability for natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines, or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at the properties to which our investments relate may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect the ability to sell, lease or develop such properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on these properties, environmental laws may impose restrictions on the manner in which such property may be used or businesses may be operated, and these restrictions may require substantial expenditures.

A Phase I Environmental Site Assessment is a report that identifies potential or existing environmental contamination liabilities. Site assessments are intended to discover and evaluate information regarding the environmental condition of the assessed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the site assessments identified any known past or present contamination that we believe would have a material adverse effect on the properties or the business, assets or operations of such properties. However, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. A prior owner or operator of a property or historic operations at the properties to which the investments in our Initial Portfolio relate, or operations and conditions at nearby properties, may have created a material environmental condition that is not known to us, our partners or the independent consultants preparing the site assessments. Material environmental conditions may have arisen after the review was completed or may arise in the future, and future laws, ordinances or regulations may impose material additional environmental liability. Moreover, conditions identified in environmental assessments that did not appear material at that time, may in the future result in material liability.

Environmental laws also govern the presence, maintenance and removal of hazardous materials in building materials (e.g., asbestos and lead), and may impose fines and penalties for failure to comply with these requirements or expose us to third-party liability (e.g., liability for personal injury associated with exposure to asbestos). Such laws require that owners or operators of buildings containing hazardous materials properly manage and maintain certain hazardous materials, adequately notify or train those who may come into contact with certain hazardous materials, and undertake special precautions, including removal or other abatement, if certain hazardous materials would be disturbed during renovation or demolition of a building. In addition, the properties to which our investments relate are subject to various federal, state, and local environmental and health and safety requirements, such as state and local fire requirements.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, radon, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of the properties to which our investments relate could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us or our affiliates and the properties to which our investments relate to liability from tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at the properties to which the investments in our Initial Portfolio relate.

The cost of future environmental compliance may materially and adversely affect us. See “Risk Factors — Risks Related to Our Business—The costs of compliance with environmental laws and governmental loans and regulations may adversely affect our income and the cash available for any distributions.”

Insurance

The property-level entities that own the properties to which the investments in our Initial Portfolio relate carry comprehensive general liability and property (including fire, extended coverage and rental loss) insurance covering all such properties. We consider the policy specifications and insured limits to be in line with coverage customarily obtained by owners of similar properties and adequate and appropriate given the relative risk of loss and the cost of the coverage. Moreover, even if the property-level entities that own the properties to which the investments in our Initial Portfolio relate do have coverage on a particular risk, it may not be sufficient to fully cover all losses. While these entities maintain insurance against terrorism, earthquakes, hurricanes and flooding, there are certain types of losses, such as lease and other contract claims, acts of war and other acts of God that generally are not insured because such coverage is not available or it is not available at commercially reasonable rates. Moreover, we cannot predict whether all of the coverage that the property-level entities that own the properties to which the investments in our Initial Portfolio relate maintain will be available to them in the future, or what the future costs or limitations on any coverage that is available to them will be.

Competition

In sourcing and acquiring or originating investments for our portfolio, we will compete with other mortgage REITs, equity REITs, specialty finance companies, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, other lenders, governmental bodies and other entities, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are a number of mortgage REITs with asset acquisition objectives similar to or overlap with our objectives, and others may be organized in the future, which may increase competition for the available investments suitable for us. Competitive variables include market presence and visibility, size of the proposed investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our revenue and profit margins could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter further increased competition in the future that could limit our ability to conduct our business effectively.

Staffing

We will be externally managed by our Manager pursuant to the Management Agreement. Our chief executive officer and each of our other executive officers are employees of our Manager. We do not expect to have any employees. See “Our Manager and the Management Agreement.”

Legal Proceedings

Neither we nor, to our knowledge, our Manager are currently subject to any legal proceedings which we or our Manager consider to be material.

MANAGEMENT

Our Executive Officers and Directors

Upon completion of this offering, our board of directors will consist of five members, each of whom has been nominated for election and consented to serve. We believe a majority of our board of directors will be “independent” directors in accordance with the listing standards of the NASDAQ. Our board of directors will be responsible for determining independence. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Our bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than one nor more than 15. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws—Number of Directors; Election of Directors; Vacancies.” The first annual meeting of our stockholders after this offering will be held in 2016. Our executive officers serve at the pleasure of our board of directors.

The following table sets forth certain information concerning the persons who are or who will become upon completion of this offering our executive officers and directors:

Name	Age	Position
Kevin M. Donlon	46	Chairman and Chief Executive Officer
		President
Stephen L. Hogue	47	Chief Operating Officer and Secretary
Emily A. Stiller	39	Chief Accounting Officer and Treasurer
Steven Brannan	35	Managing Director of Acquisitions
*		Director Nominee
*		Director Nominee
*		Director Nominee
		Director Nominee

*	This individual has agreed to become a member of our board of directors upon completion of this offering and is expected to be independent in accordance with the listing standards of the NASDAQ.

Biographical Information

Executive Officers

For biographical information concerning Mr. Donlon, Mr. Hogue, Ms. Stiller and Mr. Brannan, who are our executive officers, see “Our Manager and the Management Agreement—Biographical Information.”

Directors

For biographical information concerning Mr. Donlon, see “Our Manager and the Management Agreement—Biographical Information.” Biographical information concerning each of our other directors, each of whom is expected to be independent in accordance with the listing standards of the NASDAQ, is set forth below.

Founders

We consider our chief executive officer and the chairman of our board of directors, Kevin Donlon, NYMT and JMP to be our founders, because each took initiative in funding and organizing our business.

Corporate Governance Profile—Board of Directors and Committees

We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

•	our board of directors is not classified; each of our directors is subject to re-election annually;
•	of the five people who will serve on our board of directors immediately after completion of this offering, we expect our board of directors to determine that four will be independent in accordance with the listing standards of the NASDAQ and Rule 10A-3 under the Exchange Act;
•	we anticipate that at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC;
•	we intend to comply with the requirements of the NASDAQ listing standards, including having committees comprised solely of independent directors;
•	we have opted out of the business combination and control share acquisition statutes in the MGCL; and
•	we do not have a stockholder rights plan.

Our business is managed by our Manager, subject to the supervision and oversight of our board of directors, which has established investment guidelines for our Manager to follow in its day-to-day management of our business. A majority of our board of directors will be independent in accordance with the listing standards of the NASDAQ and the regulations of the SEC. Our directors will keep informed about our business at meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our executive officers.

Committees of Our Board of Directors

Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are briefly described below. We intend to comply with the listing requirements and other rules and regulations of the NASDAQ, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

Upon completion of this offering, our audit committee will be comprised of          ,           and          , with           serving as chairman. We expect that          , the chairman of our audit committee, will qualify as an “audit committee financial expert” as that term is defined by applicable SEC regulations and, as such, will meet the corresponding rules of the NASDAQ. We expect that our board of directors will determine that each of the audit committee members is able to read and understand fundamental financial statements, as required by the NASDAQ. Prior to completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

•	our accounting and financial reporting processes;
•	the integrity of our consolidated financial statements and financial reporting process;
•	our systems of disclosure controls and procedures and internal control over financial reporting;
•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;
•	the performance of our internal audit function; and
•	our overall risk profile.

Our audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Our audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

Upon completion of this offering, our compensation committee will be comprised of          ,           and          , with           serving as chairman. Prior to completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration of our chief executive officer based on such evaluation;
•	reviewing and approving the compensation of all of our other officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans, including the 2015 Incentive Plan;
•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for our independent directors.

Nominating and Corporate Governance Committee

Upon completion of this offering, our compensation committee will be comprised of          ,           and          , with           serving as chairman. Prior to completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

•	identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;
•	developing and recommending to our board of directors corporate governance guidelines and implementing and monitoring such guidelines;
•	reviewing and making recommendations on matters involving the general operation of our board of directors, including board size and composition, and committee composition and structure;
•	recommending to our board of directors nominees for each committee of our board of directors;

•	annually facilitating the assessment of our board of directors’ performance as a whole and of the individual directors, as required by applicable law and regulations; and
•	overseeing our board of directors’ evaluation of management.

In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been employed by us. None of our executive officers currently serves, or in the past three years has served, as a member of our board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors or compensation committee.

Code of Business Conduct and Ethics

Our board of directors has established a code of business conduct and ethics that applies to our officers and directors and to our Manager’s officers, directors and employees when such individuals are acting for or on our behalf. Among other matters, our code of business conduct and ethics is designed to deter wrongdoing and to promote:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;
•	full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;
•	compliance with applicable governmental laws, rules and regulations;
•	prompt internal reporting of violations of the code to appropriate persons identified in the code; and
•	accountability for adherence to the code.

Any waiver of the code of business conduct and ethics for our executive officers or directors may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Compensation of Directors and Officers

Director Compensation

As compensation for serving on our board of directors, each of our independent directors will receive an annual fee of $          , an additional $          for each board of directors meeting attended in person and $          for each board of directors meeting attended by telephone. The chairman of each of the compensation committee and the nominating and corporate governance committees will receive an additional $          per year and the audit committee chairman will receive an additional $          per year. Mr. Donlon will receive no additional compensation for his service as a director. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in attending board of directors and committee meetings. We have not made any payments to any of our directors or director nominees to date.

Concurrently with the completion of this offering, we expect to grant           LTIP units having a value of $          (based on the estimated public offering price per share set forth on the front cover of this prospectus) to our independent directors pursuant to our 2015 Incentive Plan. See “—2015 Equity Incentive Plan.” All restricted shares granted to independent directors will vest ratably on the first anniversary of the date of grant, subject to such director’s continued service on our board of directors. For the number of restricted shares of our common stock to be granted to our independent directors, see “Principal Stockholders.”

Our Board of Directors may change the compensation of our independent directors in its discretion.

Executive Officer Compensation

Because the Management Agreement provides that our Manager is responsible for managing our affairs, our executive officers, who are employees of our Manager, do not receive cash compensation directly from us for serving as our executive officers. However, in their capacities as officers or employees of our Manager, or its affiliates, they devote a portion of their time to our affairs as is required for the performance of the duties of our Manager under the Management Agreement.

Our Manager compensates each of our executive officers. We pay our Manager a management fee, and our Manager uses the proceeds from the management fee in part to pay compensation to its officers and employees. Our Manager has informed us that, because the services performed by these officers or employees in their capacities as such are performed primarily, but not exclusively, for us, it cannot segregate and identify that portion of the compensation awarded to, earned by or paid to our executive officers by our Manager that relates solely to their services to us. From time to time in the future, we may grant under the 2015 Incentive Plan restricted shares of our common stock or options to purchase our common stock to our executive officers and certain officers and employees of our Manager and other individuals who provide services to us, as designated by our Manager. As of the date of this prospectus, we have not made any grants under the 2015 Incentive Plan. Upon completion of this offering, we will grant an aggregate of           LTIP units to our three independent directors. See “—2015 Equity Incentive Plan—Initial Awards.”

2015 Equity Incentive Plan

As discussed above, on                   , 2015, our board of directors adopted, and on                   , 2015, our stockholders approved, the 2015 Incentive Plan to attract and retain members of our board of directors, executive officers and other key employees, including officers, employees and other service providers of our Manager and operating partnership and their affiliates. The 2015 Incentive Plan provides for the grant of options to purchase shares of our common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards. We do not at this time, intend to grant cash or equity incentive awards to employees of our Manager, although there can be no assurance that we will not grant awards to employees of our Manager in the future.

Administration of the 2015 Incentive Plan

The 2015 Incentive Plan will be administered by the compensation committee of our board of directors, except that the 2015 Incentive Plan will be administered by our board of directors with respect to awards made to directors who are not our employees or employees of our Manager or our operating partnership. This summary uses the term “administrator” to refer to the compensation committee or our board of directors, as applicable. The administrator will approve all terms of awards under the 2015 Incentive Plan. The administrator will also approve who will receive grants under the 2015 Incentive Plan and the number of shares of our common stock subject to each grant.

Eligibility

Employees and officers of our company and our affiliates (including officers and employees of our Manager and our operating partnership and their affiliates) and members of our board of directors are eligible to receive grants under the 2015 Incentive Plan. In addition, individuals who provide significant services to us or an affiliate, including individuals who provide services to us or an affiliate by virtue of employment with, or providing services to, our Manager or operating partnership may receive grants under the 2015 Incentive Plan.

Share Authorization

The aggregate number of shares of our common stock that may be issued under the 2015 Incentive Plan is equal to           shares. However, if          % of the number of shares sold in this offering (including pursuant to the underwriters’ exercise of the overallotment option) is less than

          shares, then upon completion of this offering, the shares authorized under the 2015 Incentive Plan shall be reduced from           shares to          % of the number of shares sold in this offering.

In connection with stock splits, dividends, recapitalizations and certain other events, our board will make equitable adjustments that it deems appropriate in the aggregate number of shares of our common stock that may be issued under the 2015 Incentive Plan and the terms of outstanding awards.

If any options or stock appreciation rights terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or are paid in cash without delivery of common stock or if any stock awards, performance units or other equity-based awards are forfeited, the shares of our common stock subject to such awards will again be available for purposes of the 2015 Incentive Plan. Shares of our common stock tendered or withheld to satisfy the exercise price of an award or for tax withholding are also available for future grants under the 2015 Incentive Plan.

Options

The 2015 Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of our common stock on the date on which the option is granted (or 110% of the shares’ fair market value on the grant date in the case of an incentive stock option granted to an individual who is a “ten percent stockholder” under Sections 422 and 424 of the Code). Except for adjustments to equitably reflect stock splits, stock dividends or similar events, the exercise price of an outstanding option may not be reduced without the approval of our stockholders. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of our common stock (or attestation of ownership of shares of our common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to an individual who is a “ten percent stockholder”). Incentive stock options may only be granted to our employees and employees of our subsidiaries.

Stock Awards

The 2015 Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of our common stock that may be subject to vesting requirements, restrictions on transfer and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. A participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, voting rights and the right to receive distributions. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of the participant’s stock award shares, (ii) we will retain custody of any certificates and may postpone the distribution of dividends until (and to the extent that) the stock award vests and (iii) a participant must deliver a stock power to us for each stock award.

Stock Appreciation Rights

The 2015 Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the participant with the right to receive, upon exercise of the stock appreciation right, cash, shares of our common stock or a combination of the two. The amount that the participant will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of our common stock on the date of exercise over the shares’

fair market value on the date of grant. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independents grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to an individual who is a “ten percent stockholder.”

Performance Units

The 2015 Incentive Plan also authorizes the grant of performance units. Performance units represent the participant’s right to receive an amount, based on the value of a specified or determinable number of shares of our common stock, if performance goals or other requirements established by the administrator are met. The administrator will determine the applicable performance period, the performance goals and such other conditions that apply to the performance unit. Performance goals may relate to our financial performance, the participant’s performance or such other criteria determined by the administrator. If the performance goals are met, performance units will be paid in cash, shares of our common stock, other securities or property or a combination thereof.

Incentive Awards

The 2015 Incentive Plan also authorizes us to make incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events and changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment which may be in cash, common stock or a combination of cash and common stock.

Other Equity-Based Awards

The administrator may grant other types of stock-based awards as other equity-based awards, including LTIP units, under the 2015 Incentive Plan. Other equity-based awards are payable in cash, shares of our common stock or shares or units of such other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator, and may include a requirement that objectives stated with reference to one or more performance measures are attained.

LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under the 2015 Incentive Plan, reducing the 2015 Incentive Plan’s aggregate share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to participants. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether vested or not, will receive the same quarterly per-unit distributions as common units, which distributions will generally equal the per share distributions on shares of our common stock. This treatment with respect to quarterly distributions is similar to the expected treatment of our stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with common units with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in the operating partnership’s valuation from the time of the last revaluation until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of holders of common units. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of common units, the LTIP units will achieve full parity with common units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of common units at any time, and thereafter enjoy all the rights of common units, including redemption/exchange rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Dividend Equivalent Rights

The administrator may grant dividend equivalent rights in connection with the grant of performance units, other equity-based awards and incentive awards granted under the 2015 Incentive Plan. Dividend equivalent rights may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been reinvested in shares of our common stock or otherwise reinvested) and may be payable in cash, shares of our common stock or other property or a combination thereof. The administrator will determine the terms of any dividend equivalent rights.

Initial Awards

Upon completion of this offering, we expect to grant to our three independent directors an aggregate of           LTIP units.

These initial awards of LTIP units will vest on the           anniversary of the completion of this offering. Once vested, these awards of LTIP units may convert to common units upon reaching capital account equivalency with the common units held by our company, and may then be settled in shares of our common stock. The recipients of these initial awards of LTIP units will be entitled to receive “distribution equivalents” with respect to such LTIP units, whether or not vested, at the same time as distributions are paid to the holders of our common stock.

Change in Control

If we experience a change in control, outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity based awards (including LTIP units) will automatically become vested. Thus, outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards and other equity-based awards will lapse upon the change in control and performance units, incentive awards and other equity-based awards (including LTIP units) will become earned and nonforfeitable in their entirety upon the change in control. The administrator may provide that outstanding awards (all of which will then be vested) will be assumed by the surviving entity or will be replaced by a comparable substitute award of substantially equal value granted by the surviving entity. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity based awards (including LTIP units) (all of which will then be vested) in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to the value received by stockholders in the change in control transaction (or, in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price) after acceleration of vesting for the change in control.

In summary, a change in control under the 2015 Incentive Plan occurs if:

•	a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, more than 50% of the total combined voting power of our outstanding securities;
•	there occurs a merger, consolidation, reorganization, or business combination, unless the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the successor entity or its parent;
•	we (i) sell or dispose of all or substantially all of our assets or (ii) acquire assets or stock of another entity, unless the holders of our voting securities immediately prior to such transaction have more than 50% of the combined voting power of the securities in the successor entity or its parent; or

•	during any period of two consecutive years, individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

The Code has special rules that apply to “parachute payments,” i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

If we experience a change in control, benefits provided under the 2015 Incentive Plan could be treated as parachute payments. In that event, the 2015 Incentive Plan provides that the benefits under the 2015 Incentive Plan, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the participant to receive greater after-tax benefits. The benefits under the 2015 Incentive Plan and other plans and agreements will not be reduced, however, if the participant will receive greater after-tax benefits (taking into account the 20% excise tax payable by the participant) by receiving the total benefits. The 2015 Incentive Plan also provides that these provisions do not apply to a participant who has an agreement with us providing that the individual cannot receive payments in excess of the safe harbor amount.

Amendment; Termination

Our board of directors may amend or terminate the 2015 Incentive Plan at any time, provided that no such termination or amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve, among other things, any amendment that materially increases the benefits accruing to participants under the 2015 Incentive Plan, materially increases the aggregate number of shares of our common stock that may be issued under the 2015 Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the 2015 Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2015 Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopted the 2015 Incentive Plan.

OUR MANAGER AND THE MANAGEMENT AGREEMENT

Our Manager

Upon completion of this offering, we will be externally managed and advised by our Manager, RiverBanc LLC, pursuant to a Management Agreement. See “—The Management Agreement.” Our chief executive officer, chief operating officer, chief accounting officer and managing director are also officers of our Manager. One of our directors, Mr. Donlon, is also an officer of our Manager. Our Manager is primarily responsible for managing our day-to-day business affairs and assets and carrying out the directives of our board of directors. Our Manager maintains a contractual as opposed to a fiduciary relationship with us. Our Manager will conduct our operations and manage our portfolio of investments. Our Manager is collectively owned directly or indirectly by the contributing investors in our formation transactions.

Our officers and key employees of our Manager are seasoned professionals with extensive backgrounds in real estate investment, structured finance and property valuation, some of whom have worked together in various prior roles dating back to 1995. Our Manager’s focus on multifamily apartment properties and housing-related transactions has allowed it to develop a reputation as an active provider of capital to the multifamily housing finance sector. The scale and breadth of the assets managed by our Manager has resulted in our Manager regularly interfacing with owners and operators of multifamily apartment and housing-related projects and their intermediaries. This regular interaction with the owners and operators of the properties we target for investment has allowed our Manager to develop extensive personal relationships with current and potential partners that help it to identify investment opportunities prior to their being widely marketed. Our Manager also employs national advertising campaigns and personal calling efforts and frequently participates in industry events to bolster its market presence. We expect that our Manager’s market presence in the multifamily finance sector will provide us with superior access to investment opportunities and referrals, and will permit us to be more selective in identifying partners to co-invest with.

We believe the Management Agreement will provide significant benefits to our stockholders. Our company will not be burdened by the high expenses associated with employing our own management team and infrastructure, and instead will rely on our Manager to provide these services in exchange for management fees, which we believe are lower than the costs associated with managing internally. In addition, our Management Agreement provides us access to a team of executive, management, investment, capital markets and administrative personnel that we believe, given our size and stage of development, is likely to be more capable and diverse than we would otherwise be able to attract at this stage of our life cycle.

Biographical Information

The following table and biographical descriptions set forth certain information with respect to the individuals who currently serve as our executive officers:

Name	Age	Position with Our Company
Kevin M. Donlon	46	Chairman and Chief Executive Officer
		President
Stephen L. Hogue	47	Chief Operating Officer and Secretary
Emily A. Stiller	39	Chief Accounting Officer and Treasurer
Steven Brannan	35	Managing Director of Acquisitions

Kevin Donlon, Chief Executive Officer and Chairman of our Board. Mr. Donlon is the Founder and Chief Executive Officer of our Manager and he serves as our Chief Executive Officer and Chairman of our board of directors. His diverse career has spanned all facets of the real estate capital markets including roles as chief executive, principal investor, investment banker, consultant and entrepreneur. Previously, Mr. Donlon was a Managing Director with BlackRock following its acquisition of Helix Financial Group LLC in January 2010. Mr. Donlon founded Helix Financial Group LLC in May 2004 to provide advisory, underwriting and analytical services to the commercial real estate capital markets arena. He acted as Chief Executive and managed a team of 175+ employees until his departure from BlackRock in August 2010.

From 1997 to 2004 Mr. Donlon was a Principal in the CMBS Capital Markets Group of Banc of America Securities where he managed over $10 billion of loan origination, securities underwriting and debt placement. During his seven years with Banc of America Securities, Mr. Donlon was a central figure in growing the platform from $800 million a year to over $12 billion in annual originations. In addition, he participated in all facets of the capital markets, including large loan origination, credit tenant lease financing, credit derivatives, and mergers and acquisitions.

Between 1991 and 1996, Mr. Donlon worked with KPMG and Kenneth Leventhal & Co., where he specialized in the valuation, due diligence and financial modeling of both performing and nonperforming commercial real estate.

Mr. Donlon received a Bachelor of Science in Accounting from the Pennsylvania State University and has been Certified as a Public Accountant in the State of Maryland (inactive).

Stephen Hogue, Chief Operating Officer. Mr. Hogue will serve as our Chief Operating Officer and Secretary and is the Chief Operating Officer of our Manager. His responsibilities include oversight of property operations, credit surveillance, and investor reporting functions. Mr. Hogue’s career experience includes various roles within the real estate capital markets arena as both an investment banker and management consultant.

Prior to joining our Manager in July 2011, Mr. Hogue was an independent financial consultant from 1999 until 2011 where he worked on various multifamily loan underwriting and securitization assignments. Mr. Hogue was a Principal in the CMBS Capital Markets Group of Banc of America Securities from 1999 to 2009 where he managed over $100 billion of fixed and floating rate CMBS transactions. His responsibilities included collateral due diligence, rating agency coordination, investor collateral reviews and other legal and regulatory matters. Mr. Hogue also managed whole loan pool purchases, asset dispositions and development of proprietary Banc of America Securities’ software. Between 1995 and 1999 Mr. Hogue worked with the asset securitization practices of KPMG and PricewaterhouseCoopers where he worked as a consultant to issuers and investors of mortgage and asset backed securities.

Emily Stiller, Chief Accounting Officer and Treasurer. Ms. Stiller will serve as our Chief Accounting Officer and Treasurer of our company and has served as the Controller and Chief Compliance Officer of our Manager since September 2013. She is responsible for financial accounting and reporting oversight, treasury management, and the firm’s regulatory compliance. Ms. Stiller has over 15 years of financial services experience with a focus on commercial real estate lending. Ms. Stiller previously performed a similar role from March 2012 through September 2013 as the Controller for Ciena Capital LLC, a subsidiary of Ares Capital Corporation, where she was responsible for accounting, financial reporting, and treasury management for a commercial real estate and small business loan servicer with a diverse portfolio that included government-guaranteed and securitized loans. Previously, Ms. Stiller worked with BlackRock, following its acquisition of Helix Financial, from October 2008 through March 2012 overseeing financial reporting activities for its clients and as a Senior Manager at TIAA-CREF with responsibility for valuation, accounting and reporting for private equity investments. Ms. Stiller was also a member of the Real Estate Structured Finance group at Bank of America where she worked closely with the CMBS origination, securitization, and servicing teams.

Ms. Stiller received a Bachelor of Science in Commerce with a concentration in accounting from the McIntire School of Commerce at the University of Virginia. She is also a Certified Public Accountant in the State of North Carolina.

Steven Brannan, Managing Director of Acquisitions. Mr. Brannan will serve as our Managing Director of Acquisitions and is a Managing Director with our Manager where he focuses on the sourcing, analysis, and execution of new investment opportunities. Mr. Brannan has been involved with commercial real estate and the capital markets through both consulting and investment for over ten years.

Prior to joining RiverBanc in September 2011, Mr. Brannan served as a Director at BlackRock, following its acquisition of Helix Financial, which he joined in April 2006. At BlackRock, he was a principal architect in the design and implementation of the firm’s proprietary valuation and investment analysis technology platform for commercial mortgage backed securities. In this role Mr. Brannan managed detailed performance and financial analysis for the entire CMBS universe. He also managed due diligence, underwriting, and financial modeling for all types of commercial real estate transactions, including Freddie Mac and CMBS loan underwriting, property acquisitions and servicing platform valuations. Prior to BlackRock, Mr. Brannan was employed by Paramount Financial Group, a subsidiary of GMAC focused on affordable multifamily investments. Mr. Brannan received a Bachelor of Science in Economics from Vanderbilt University in 2002.

Management Agreement

Upon completion of this offering, we will enter into a Management Agreement with our Manager pursuant to which it will provide for the day-to-day management of our operations. The Management Agreement will require our Manager to manage our business affairs in conformity with the investment guidelines and other policies that are approved and monitored by our board of directors. Our Manager’s role as Manager will be under the supervision and direction of our board of directors. Our Manager also serves as an external manager to NYMT and certain of its affiliates with respect to its investments in multifamily CMBS and certain commercial real estate-related to debt investments, and provides investment management services to certain other investment vehicles.

Management Services

Our Manager will be responsible for (1) the selection, purchase and sale of investments in our portfolio, (2) our financing activities, and (3) providing us with advisory services. In addition, our Manager will be responsible for our day-to-day operations and will perform (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

•	serving as our consultant with respect to the periodic review of the investment guidelines and other parameters for our investments, financing activities and operations, any modification to which will be approved by our board of directors;
•	investigating, analyzing and selecting possible investment opportunities and acquiring, financing, retaining, selling, restructuring or disposing of investments in our portfolio consistent with the investment guidelines;
•	with respect to prospective purchases, sales, exchanges or merger of investments that result in the acquisition of any investment in our portfolio or any financing transaction with respect any investment in our portfolio incurring any mortgage or other indebtedness, conducting negotiations (including negotiation of definitive agreements) on our behalf with sellers, purchasers and brokers and, if applicable, their respective agents and representatives;
•	negotiating and entering into, on our behalf, interest rate swap agreements, and other agreements and instruments required for us to conduct our business;
•	effecting any private placement of interests in us or our operating partnership, or in tenancy in common or other interests in the investments in our portfolio as may be approved by our board of directors;
•	engaging and supervising, on our behalf and at our expense, independent contractors that provide investment banking, securities brokerage, mortgage brokerage, real estate brokerage, other financial services, due diligence services, underwriting review services, legal and accounting services, and all other services (including transfer agent and registrar services) as may be required relating to our operations, our actual and potential investments for our portfolio or financing transactions;

•	coordinating and managing operations of any joint venture or co-investment interests held by us and conducting all matters with the joint venture or co- investment partners;
•	providing executive and administrative personnel, office space and office services required in rendering services to us;
•	administering the day-to-day operations and performing and supervising the performance of such other administrative functions necessary to our management as may be agreed upon by our Manager and our board of directors, including, without limitation, the collection of revenues and the payment of our debts and obligations and maintenance of appropriate computer services to perform such administrative functions;
•	communicating on our behalf with the holders of any of our or our operating partnership’s equity or debt securities as required to satisfy the reporting and other requirements of any governmental bodies or agencies or trading markets and to maintain effective relations with such holders;
•	counseling the board of directors and us in connection with policy decisions to be made by our board of directors;
•	evaluating and recommending to our board of directors hedging strategies and engaging in hedging activities on our behalf, consistent with such strategies as so modified from time to time, with our investment guidelines;
•	counseling the board of directors and us regarding the maintenance of our ability to qualify as a REIT and monitoring compliance with the various REIT qualification tests and other rules set out in the Code and regulations thereunder and using commercially reasonable efforts to cause us to continue to qualify for taxation as a REIT;
•	counseling us regarding the maintenance of our exemption from the status of an investment company required to register under the Investment Company Act, monitoring compliance with the requirements for maintaining such exemption and using commercially reasonable efforts to cause us to maintain such exemption from such status;
•	furnishing reports and statistical and economic research to us regarding our activities and services performed for us by our Manager, including reports to our board of directors with respect to potential conflicts of interest involving our Manager or its affiliates;
•	monitoring the operating performance of the investments in our portfolio and providing periodic reports with respect thereto to the board of directors, including comparative information with respect to such operating performance and budgeted or projected operating results;
•	investing and reinvesting any moneys and securities of ours (including investing in short-term investments pending investment in other investments, payment of fees, costs and expenses, or payments of dividends or distributions to our stockholders and partners) and advising us as to our capital structure and capital raising;
•	causing us to retain qualified accountants and legal counsel, as applicable, to assist in developing appropriate accounting procedures and systems, internal controls and other compliance procedures and testing systems with respect to financial reporting obligations and compliance with the provisions of the Code applicable to REITs and, if applicable, TRSs, and to conduct quarterly compliance reviews with respect thereto;
•	assisting us in qualifying to do business in all applicable jurisdictions and to obtain and maintain all appropriate licenses;
•	assisting us in complying with all regulatory requirements applicable to us in respect of our business activities, including preparing or causing to be prepared all financial statements required under applicable regulations and contractual undertakings and all reports and documents, if any, required under the Exchange Act or the Securities Act, or by the applicable Securities Exchange;

•	assisting us in taking all necessary action to enable us to make required tax filings and reports, including soliciting stockholders for required information to the extent required by the provisions of the Code applicable to REITs;
•	handling and resolving all claims, disputes or controversies (including all litigation, arbitration, settlement or other proceedings or negotiations) in which we may be involved or to which we may be subject arising out of our day-to-day operations (other than with our Manager or its affiliates), subject to such limitations or parameters as may be imposed from time to time by our board of directors;
•	using commercially reasonable efforts to cause expenses incurred by us or on our behalf to be commercially reasonable or commercially customary and within any budgeted parameters or expense guidelines set by our board of directors from time to time;
•	serving as our consultant with respect to decisions regarding any of our financings, hedging activities, borrowings or joint venture arrangements undertaken by us, including (1) assisting us, in developing criteria for debt and equity financing that is specifically tailored to our investment objectives, and (2) advising us with respect to obtaining appropriate financing for our investments;
•	arranging marketing materials, advertising, industry group activities (such as conference participations and industry organization memberships) and other promotional efforts designed to promote our business;
•	performing such other services as may be required from time to time for management and other activities relating to our assets and business as our board of directors shall reasonably request or our Manager shall deem appropriate under the particular circumstances; and
•	using commercially reasonable efforts to cause us to comply with all applicable laws.

Liability and Indemnification

Pursuant to the Management Agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith and will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations. Our Manager maintains a contractual as opposed to a fiduciary relationship with us (however, to the extent that officers of our Manager also serve as officers of our company, such officers will owe us duties under Maryland law in their capacity as officers of our company, which may include the duty to exercise reasonable care and skill in the performance of such officers’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure). Under the terms of the Management Agreement, our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us, any subsidiary of ours, our directors, our stockholders or any subsidiary’s stockholders or partners for acts or omissions performed in accordance with and pursuant to the Management Agreement, except because of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the Management Agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify and hold harmless our Manager, its officers, members, managers, directors, personnel, any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such indemnified party not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, performed in good faith in accordance with and pursuant to the Management Agreement as determined by a final, non-appealable order of a court of competent jurisdiction, or those incurred in connection with the Manager’s proper release of our money or other property, as set forth in the Management Agreement. Additionally, we have agreed to advance funds to any of the indemnified parties for legal fees and other costs and expenses incurred as a result of any claim, suit, action or proceeding for which indemnification is sought, provided, that such Manager indemnified party undertakes to repay the advanced funds to us in the event it is ultimately determined that indemnification is not appropriate. Our Manager has agreed to indemnify and hold harmless us, our directors and officers, personnel, agents and any persons controlling or controlled by us with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the Management Agreement or any claims by our Manager’s personnel relating to the terms and conditions of their employment by our Manager. Our Manager will not be liable for errors that may result from ordinary negligence, such as errors in the investment decision making process (such as a transaction that was effected in violation of our investment guidelines). Notwithstanding the foregoing, our Manager will carry errors and omissions and other customary insurance upon the completion of this offering, naming us and our operating partnership as additional insureds.

Management Team

Pursuant to the terms of the Management Agreement, our Manager is required to provide us with our management team, including a chief executive officer, president, chief accounting officer and chief operating officer, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Manager will be dedicated exclusively to us. Members of our management team will be required to devote such time as is necessary and appropriate and commensurate with the level of our activity.

Our Manager is required to refrain from any action that, in its sole judgment made in good faith, (1) is not in compliance with the investment guidelines, (2) would adversely and materially affect our status as a REIT under the Code, our status as an entity intended to be exempted or excluded from investment company status under the Investment Company Act, or our operating partnership’s status as a partnership or (3) would conflict with or violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or of the NASDAQ or any securities exchange on which our securities are listed or that would otherwise not be permitted by our charter or bylaws. If our Manager is ordered to take any action by our board of directors, our Manager will promptly notify the board of directors if it is our Manager’s judgment that such action would adversely and materially affect such status or conflict with or violate any such law, rule or regulation or our charter or bylaws. Our Manager, its directors, members, officers, stockholders, managers, personnel, employees and any person controlling or controlled by our Manager and any person providing sub-advisory services to our Manager will not be liable to us, our board of directors, our stockholders, partners or members, for any act or omission by our Manager, its directors, officers, stockholders or employees except as provided in the Management Agreement.

Term and Termination

The Management Agreement may be amended or modified by agreement between us and our Manager. The initial term of the Management Agreement expires on           and will be automatically renewed for a one-year term on each anniversary date thereafter unless we or our Manager elects not to renew as described below. Our board of directors will review our Manager’s performance and the fees payable to the Manager under the Management Agreement annually and, following the initial term, the Management Agreement may be terminated annually upon the affirmative vote of at least two-thirds of the independent directors of our board of directors, based upon (1) unsatisfactory performance by Manager that is materially detrimental to us or (2) our determination that the fees payable to our Manager are not in accordance with then-current market rates charged by investment management companies rendering services similar to those rendered by our Manager after reasonable investigation by our board of directors as to the market rates charged by similarly situated managers, subject to our Manager’s right to prevent such termination due to non-current market rate fees by accepting a reduction of the fees agreed to by at least two-thirds of the independent directors of our board of directors. We must provide 180 days prior notice of any such termination. Unless terminated for cause or our Manager elects not to renew the Management Agreement, each as described below, our Manager will be paid a termination fee equal to three times the sum of the base management fee and incentive fee earned, in each case, by our Manager during the 12-month period immediately preceding such termination, calculated as of the end of the most recently completed fiscal quarter before the date of termination.

We may also terminate the Management Agreement at any time, including during the initial term, without the payment of any termination fee, with 30 days prior written notice from our board of directors for cause, which is defined as:

•	our Manager’s continued breach of any material provision of the Management Agreement following a period of 30 days after written notice of such breach (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);
•	the commencement of any proceeding with respect to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;
•	any change of control of our Manager which a majority of the independent directors of our board of directors determines is materially detrimental to us;
•	our Manager commits fraud against us, misappropriates or embezzles our funds, or acts, or fails to act, in a manner constituting gross negligence, or acts in a manner constituting bad faith or willful misconduct, in the performance of its duties under the Management Agreement; provided, however, that if any of these actions or omissions is caused by an employee and/or officer of our Manager or one of its affiliates and the Manager takes all necessary and appropriate action against such person and cures the damage caused by such actions or omissions within 30 days of the Manager’s actual knowledge of its commission or omission, the Management Agreement shall not be terminable; and
•	the dissolution of our Manager.

Our Manager may terminate the Management Agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event, in which case we would not be required to pay a termination fee. Our Manager may decline to renew the Management Agreement by providing us with 180 days written notice, in which case we would not be required to pay a termination fee. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us, our Manager may terminate the Management Agreement upon 60 days’ written notice. If the Management Agreement is terminated by our Manager upon our breach, we would be required to pay our Manager the termination fee described above.

Our Manager may delegate certain of its duties under the Management Agreement to any of its affiliates without the approval of our board of directors provided that our Manager remains liable for any such affiliate’s performance. Our Manager may not assign the Management Agreement unless such assignment is consented to in writing by us and with the consent of a majority of the independent directors of our board of directors and our operating partnership.

We may not assign our rights or responsibilities under the Management Agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor (by merger, consolidation, purchase of assets, or other transaction), in which case such successor organization will be bound under the Management Agreement and by the terms of such assignment in the same manner as we are bound under the Management Agreement.

Management Fees, Incentive Fees and Expense Reimbursements

We do not expect to maintain an office or directly employ personnel. Instead we will rely on the facilities and resources of our Manager to manage our day-to-day operations.

Base Management Fee

We will pay our Manager a base management fee in an amount equal to: 1.50% per annum of our stockholders’ equity, calculated quarterly based on our stockholders’ equity for the most recently completed calendar quarter and payable in quarterly installments in arrears. For purposes of calculating the base management fee, our stockholders’ equity means: (a) the sum of (1) the net proceeds from (or equity value assigned to) all issuances of our equity and equity equivalent securities (including our common stock, common stock equivalents, preferred stock and common units) since inception (allocated on a pro rata daily basis for such issuances during the fiscal quarter of any such issuance), plus (2) our retained earnings at the end of the most recently completed calendar quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods); less (b) any amount that we pay to repurchase shares of our common stock issued since inception. Our calculation of stockholders’ equity under the Management Agreement also excludes (1) any unrealized gains and losses and other non-cash items (including depreciation and amortization) that have impacted stockholders’ equity as reported in our financial statements prepared in accordance with GAAP, and (2) one-time events pursuant to changes in GAAP, and certain non-cash items not otherwise described above, in each case after discussions between our Manager and our independent directors and approval by a majority of our independent directors. As a result, our stockholders’ equity, for purposes of calculating the base management fee, could be greater or less than the amount of stockholders’ equity shown on our financial statements. Our Manager uses the proceeds from its base management fee in part to pay compensation to its officers and personnel who, notwithstanding that certain of them also are our officers, receive no cash compensation directly from us. The base management fee is payable independent of the performance of our investments.

The base management fee of our Manager shall be calculated within 30 days after the end of each quarter and such calculation shall be promptly delivered to us. We are obligated to pay the quarterly installment of the base management fee calculated for that quarter in cash within five business days after delivery to us of the written statement of our Manager setting forth the computation of the base management fee for such quarter.

Incentive Fee

We will pay our Manager an incentive fee payable with respect to each calendar quarter (or part thereof that the Management Agreement is in effect) in arrears in an amount, not less than zero, equal to the difference between (1) the product of (x) 20% and (y) the difference between (i) our Core FFO (as defined below) for the previous 12-month period and (ii) the product of (A) the weighted average of the issue price of equity securities issued in this offering and in future offerings and transactions, multiplied by the weighted-average number of all shares of our common stock outstanding on a fully diluted basis (including any LTIP units and common units) in the previous 12-month period, exclusive of equity securities issued prior to this offering, and (B)    % and (2) the sum of any incentive fee paid to our Manager with respect to the first three calendar quarters of such previous 12-month period; provided, however, that no incentive fee is payable with respect to any calendar quarter unless Core FFO is greater than zero for the four most recently completed calendar quarters, or the number of completed calendar quarters since the closing date of this offering, whichever is less. For purposes of calculating the incentive fee during the first 12 months after completion of this offering, Core FFO will be determined by annualizing the applicable period following completion of this offering.

Pursuant to the calculation formula, if Core FFO increases and the weighted average share price and weighted average number of shares of our common stock outstanding remain constant, the incentive fee will increase.

Our Manager will compute each quarterly installment of the incentive fee within 45 days after the end of the calendar quarter with respect to which such installment is payable and promptly deliver such calculation to our board of directors. The amount of the installment shown in the calculation will be due and payable in cash no later than the date which is five business days after the date of delivery of such computation to our board of directors.

Reimbursement of Expenses

We will be required to reimburse our Manager for the expenses described below. Expense reimbursements to our Manager are made in cash on a monthly basis following the end of each month. Our reimbursement obligation is not subject to any dollar limitation. Because our Manager’s personnel perform certain legal, accounting, due diligence tasks and other services that outside professionals or outside consultants otherwise would perform, our Manager is paid or reimbursed for the documented cost of performing such tasks, provided that such costs and reimbursements are in amounts which are no greater than those which would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis.

We also pay all operating expenses, except those specifically required to be borne by our Manager under the Management Agreement. The expenses required to be paid by us include, but are not limited to:

•	acquisition expenses incurred in connection with the selection and acquisition of investments;
•	general and administrative expenses of us and our subsidiaries;
•	expenses incurred in connection with the issuance of our securities, any financing transaction and other costs incident to the acquisition, development, redevelopment, construction, repositioning, leasing, disposition and financing of the investments;
•	costs of legal, tax, accounting, consulting, auditing and other similar services rendered for us by providers retained by our Manager or, if provided by our Manager’s personnel, in amounts which are no greater than those that would be payable to outside professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arm’s-length basis;
•	the compensation, if any, and expenses of our directors and the cost of liability insurance to indemnify us and our directors and officers;
•	costs associated with the establishment and maintenance of any of our credit facilities, other financing arrangements, or other indebtedness of ours (including commitment fees, accounting fees, legal fees, closing and other similar costs) or any of our securities offerings;
•	expenses connected with communications to holders of our securities or of our subsidiaries and other bookkeeping and clerical work necessary in maintaining relations with holders of such securities and in complying with the continuous reporting and other requirements of governmental bodies or agencies, including, without limitation, all costs of preparing and filing required reports with the SEC, the costs payable by us to any transfer agent and registrar in connection with the listing and/or trading of our stock on any exchange, the fees payable by us to any such exchange in connection with its listing, costs of preparing, printing and mailing our annual report to our stockholders and proxy materials with respect to any meeting of our stockholders as applicable;
•	costs associated with any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors that is used for us;
•	expenses incurred by managers, officers, personnel and agents of our Manager for travel on our behalf and other out-of-pocket expenses incurred by managers, officers, personnel and agents of our Manager in connection with the acquisition, development, redevelopment, construction, repositioning, leasing, financing, refinancing, sale or other disposition of an investment or establishment of any of our securities offerings, or in connection with any financing transaction;
•	costs and expenses incurred with respect to market information systems and publications, research publications and materials, and settlement, clearing and custodial fees and expenses;

•	compensation and expenses of our custodian and transfer agent, if any;
•	the costs of maintaining compliance with all federal, state and local rules and regulations or any other regulatory agency;
•	all taxes and license fees;
•	all insurance costs incurred in connection with the operation of our business except for the costs attributable to the insurance that our Manager elects to carry for itself and its personnel;
•	costs and expenses incurred in contracting with third parties;
•	all other costs and expenses relating to our business and investment operations, including, without limitation, the costs and expenses of acquiring, owning, protecting, maintaining, developing and disposing of investments, including appraisal, reporting, audit and legal fees;
•	expenses relating to any office(s) or office facilities, including, but not limited to, disaster backup recovery sites and facilities, maintained for us or our investments separate from the office or offices of our Manager;
•	expenses connected with the payments of interest, dividends or distributions in cash or any other form authorized or caused to be made by the board of directors to or on account of holders of our securities or of our subsidiaries, including, without limitation, in connection with any dividend reinvestment plan;
•	any judgment or settlement of pending or threatened proceedings (whether civil, criminal or otherwise) against us or any subsidiary, or against any trustee, director, partner, member or officer of us or of any subsidiary in his capacity as such for which we or any subsidiary is required to indemnify such trustee, director, partner, member or officer pursuant to the applicable governing document or other instrument or agreement, or by any court or governmental agency; and
•	all other expenses actually incurred by our Manager (except as described below) which are reasonably necessary for the performance by our Manager of its duties and functions under the Management Agreement, provided that such expenses are in amounts no greater than those that would be payable to third-party professionals or consultants engaged to perform such services pursuant to agreement negotiated on an arm’s-length basis.

We will not reimburse our Manager for the expenses (including, without limitation, salaries, bonus and other wages, payroll taxes and the cost of employee benefit plans and cost of insurance) of its personnel or any of its subsidiaries who provide services to us pursuant to the Management Agreement. In addition, we will not be required to pay our pro rata portion or reimburse our Manager for expenses related to the operation of our Manager such as rent, telephone, utilities, office furniture, equipment, machinery and other office, internal and overhead expenses of our Manager and its affiliates required for our operations.

Investment Allocation Policy

We rely on our Manager, and the executive officers and professionals of our Manager, to identify suitable investments. Our Manager currently serves as manager for other clients, such as NYMT and its affiliates, and intends to manage other client accounts with investment objectives similar to ours. As such, many investment opportunities may be suitable for us as well as other clients of our Manager and its affiliates, and we and such other clients will rely upon the same executive officers and professionals of our Manager to identify suitable investments for us.

As noted above, some of the investments we target are also targeted assets of other clients managed by our Manager. Our Manager has no duty to allocate such opportunities in a manner that preferentially favors us. Our Manager makes available to us all opportunities to acquire assets that it determines, in its reasonable and good faith judgment, based on our objectives, policies and strategies, and other relevant factors, are appropriate for us in accordance with our Manager’s written investment allocation policy, it being understood that we might not participate in each such opportunity, but will on an overall basis equitably participate with our Manager’s other accounts in all such opportunities.

Since many of our targeted assets are typically available only in specified quantities or do not provide for co-investment, in cases where one or more clients may be eligible and desire to participate in an investment, our Manager will make investment decisions and allocate investments after taking into consideration its fiduciary duties, the conflicts of interest, the facts and circumstances of each investment and each accounts investment objectives and mandates. Our Manager’s investment allocation policy provides as follows: for fixed return investment opportunities in the southeastern U.S., our Manager will allocate the opportunity first to us and then to other accounts, while fixed-return investment opportunities outside of the southeastern U.S. will be allocated first to NYMT and then to other accounts of our Manager, including us. In addition, our Manager will generally allocate all non-fixed income investment opportunities, such as joint venture equity, to us. In the event our Manager believes that investments other than those described in the two immediately preceding sentences meet the investment guidelines for more than one account, our Manager will offer the opportunities to both accounts. Should we and one or more account of the Manager be involved in the same investment, our Manager will seek the approval of our board of directors for all material decisions relating to that investment.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Formation Transactions and Structure

Our Company

We were formed as a Maryland corporation in February 2015 and will commence operations upon completion of this offering and our formation transactions. We will conduct our business through an UPREIT structure in which our investments are owned by our operating partnership directly or through limited partnerships, limited liability companies or other subsidiaries, as described below under “—Our Operating Partnership.” We are the sole general partner of our operating partnership and, upon completion of this offering and our formation transactions, will own approximately          % of the partnership interests in our operating partnership. Our board of directors will oversee our business and affairs.

Our Operating Partnership

Following completion of this offering and our formation transactions, substantially all of our assets will be directly or indirectly held by, and our operations will be conducted through, our operating partnership. We will contribute the net proceeds from this offering and our Initial Portfolio to our operating partnership in exchange for common units therein. Our interest in our operating partnership will generally entitle us to share in cash distributions from, and in the profits and losses of, our operating partnership in proportion to our percentage ownership. As the sole general partner of our operating partnership, we will generally have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully in “Our Operating Partnership and the Partnership Agreement.”

Formation Transactions

Upon completion of this offering, pursuant to a series of contribution transactions, we will issue an aggregate of           shares of our common stock in connection with our operating partnership’s acquisition of (i) 100% of the common equity interests in our predecessor and certain preferred equity interests (having an aggregate liquidation preference of $          million) in our predecessor, which owns the Predecessor Investment Portfolio, and (ii) the NYMT Contributed Assets. The number of shares of our common stock issuable to the contributing investors and an affiliate of NYMT in our formation transactions is based upon the contributing investors’ estimates of (i) in the case of the Predecessor Investment Portfolio, the value of the investments that comprise the Predecessor Investment Portfolio and the outstanding preferred units of our predecessor that will be held by Ellington upon completion of this offering and (ii) in the case of the NYMT Contributed Assets, the value of the investments that comprise the NYMT Contributed Assets. The estimates of the value of these assets and interests were based on various factors, including the historical performance of the subject property to which our investment relates, the structure of the investment, market conditions, market required rates of return and the duration of the investment. The values of shares of our common stock set forth below and elsewhere in this prospectus assume a value per share equal to the estimated public offering price per share set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements, the number of shares of our common stock to be received by the contributing investors and an affiliate of NYMT as consideration for the interests and assets that will be contributed to us in our formation transactions is fixed. As a result, in the event the public offering price per share is less than the estimated public offering price per share set forth on the front cover of this prospectus, the value of the shares of our common stock issuable to the contributing investors and an affiliate of NYMT will decrease. Conversely, in the event the public offering price per share is greater than the estimated public offering price per share set forth on the front cover of this prospectus, the value of the shares of our common stock issuable to the contributing investors and an affiliate of NYMT will increase. Our formation transactions are subject to customary closing conditions, including the completion of this offering.

Our predecessor is a Delaware limited liability company in which the contributing investors collectively beneficially own 100% of the outstanding common equity interests and in which NYMT and affiliates of Ellington own preferred equity interests having aggregate liquidation preferences of $          million and $          million, respectively. The investments that will be contributed to or acquired by us in our formation transactions that comprise our Initial Portfolio are managed directly by our Manager. Upon completion of this offering and consummation of our formation transactions, the contributing investors will beneficially own approximately          % of our outstanding common stock on a fully diluted basis. Furthermore, the contributing investors have agreed not to sell or otherwise transfer any of the shares of our common stock owned by them for a period of    months after the completion of this offering.

The following formation transactions have occurred or will occur substantially concurrently with the completion of this offering:

•	We were formed as a Maryland corporation and our operating partnership was formed as a Delaware limited partnership.
•	We will sell shares of our common stock in this offering and an additional shares if the underwriters exercise their overallotment option in full, and we will contribute the net proceeds from this offering to our operating partnership in exchange for common units (or common units if the underwriters exercise their overallotment option in full).
•	Pursuant to a contribution agreement between the contributing investors and us, we will acquire (i) 100% of the common equity ownership interests in exchange for an aggregate of shares of our common stock and (ii) certain preferred equity ownership interests (having an aggregate liquidation preference of $ million) in our predecessor in exchange for an aggregate of shares of our common stock. Substantially concurrent with the consummation of this contribution transaction, the preferred equity interests that we acquire in our predecessor will be converted to a common equity interest, at which time we will contribute this 100% common equity interest in our predecessor to our operating partnership in exchange for common units. Upon completion of this offering and our formation transactions, Ellington will continue to hold preferred equity interests (having an aggregate liquidation preference of approximately $ million), in our predecessor, which we sometimes refer to as the “subsidiary preferred units.” As a result of the consummation of this contribution transaction, our operating partnership will own a 100% common equity interest in an entity that owns the Predecessor Investment Portfolio. Each of the contributing investors that will receive shares of our common stock in this contribution transaction has a substantive, pre-existing relationship with us and is an “accredited investor” as defined under Regulation D of the Securities Act. The issuance of shares of our common stock to the contributing investors will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder.
•	Pursuant to a contribution agreement between RB Commercial Mortgage LLC, an affiliate of NYMT and us, we will acquire all of RB Commercial Mortgage LLC’s interests in the NYMT Contributed Assets in exchange for an aggregate of shares of our common stock. Substantially concurrent with the consummation of this contribution transaction, we will contribute our interests in the NYMT Contributed Assets to our operating partnership in exchange for common units. The affiliate of NYMT that will receive shares of our common stock in this contribution transaction has a substantive, pre-existing relationship with us and is an “accredited investor” as defined under Regulation D of the Securities Act. The issuance of shares of our common stock to this affiliate of NYMT will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder.

•	Concurrent with or prior to the completion of this offering, we will enter into a registration rights agreement pursuant to which the contributing investors and an affiliate of NYMT will have certain registration rights covering the resale of shares of our common stock issued in our formation transactions.
•	Concurrent with the completion of this offering, both we and our operating partnership will enter into a new management agreement with our Manager.

Benefits of Our Formation Transactions to Related Parties

In connection with our formation transactions and this offering, certain of our directors and executive officers and affiliates of our Manager will receive material benefits described in “Certain Relationships and Related Transactions,” including the following:

•	Mr. Donlon, our Chief Executive Officer, and his affiliates, will receive shares of our common stock with an aggregate value of approximately $ million in connection with our formation transactions. As a result, Mr. Donlon and his affiliates will beneficially own approximately % of our outstanding common stock on a fully diluted basis (or % if the underwriters’ overallotment option is exercised in full).
•	NYMT and its affiliates will receive shares of our common stock with an aggregate value of approximately $ million in connection with our formation transactions. As a result, NYMT will beneficially own approximately % of our outstanding common stock on a fully diluted basis (or % if the underwriters’ overallotment option is exercised in full).
•	JMP and its affiliates will receive shares of our common stock with an aggregate value of approximately $ million in connection with our formation transactions. As a result, JMP will beneficially own approximately % of our outstanding common stock on a fully diluted basis (or % if the underwriters’ overallotment option is exercised in full).
•	In connection with the completion of this offering, we will enter into a registration rights agreement with the various entities receiving shares of our common stock in our formation transactions, including affiliates of certain of our directors and executive officers. Under the registration rights agreement, subject to certain limitations, we will agree to register the resale of the shares of common stock issued in our formation transactions and will also grant these entities and their affiliates the right to include these shares in any registration statements we may file in connection with any future public offerings, subject to the terms of the lock-up arrangements described herein and subject to the right of the underwriters of those offerings to reduce the total number of secondary shares included in those offerings. We will agree to pay all of the expenses relating to these securities registrations. See “Certain Relationships and Related Transactions—Registration Rights Agreement” and “Shares Eligible for Future Sale—Registration Rights.”
•	Concurrent with the closing of this offering, we and our operating partnership will enter into the Management Agreement with our Manager, pursuant to which our Manager will provide for the day-to-day management of our operations. The Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. All of our officers also serve as officers, employees and/or directors of our Manager or one of its other affiliates. In addition, the contributing investors or their affiliates collectively beneficially own 100% of our Manager, which entitles them to indirectly receive a portion of the management fees that we pay to our Manager. As a result, the Management Agreement between us, our operating partnership and our Manager was negotiated between related parties, and the terms, including fees payable and expenses reimbursable, may not be as favorable to us as if the agreement had been negotiated with an unaffiliated third party. See “Our Manager and the Management Agreement,” “Risk Factors—Risks Related to Our Manager and the Management Agreement” and “Certain Relationships and Related Party Transactions—Management Agreement.”

•	We intend to enter into indemnification agreements with our directors and executive officers at the completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors.
•	We have adopted the 2015 Incentive Plan, under which we may grant cash or equity incentive awards to our directors, officers, employees and consultants, including employees of our Manager. Upon completion of this offering, we intend to issue LTIP units to each of our independent directors. See “Management—2015 Equity Incentive Plan.” We do not at this time intend to grant cash or equity incentive awards to employees of our Manager, although there can be no assurance that we will not grant awards to employees of our Manager in the future.

Subsidiary Operating Agreement and Subsidiary Preferred Units

In order to enable, in part, our acquisition of certain preferred equity interests in our predecessor, the conversion of those interests into common equity interests in our predecessor and our contribution of those common equity interests to our operating partnership, the operating agreement of our predecessor, RB Multifamily Investors LLC, will be amended and restated substantially concurrent with the completion of our formation transactions. We refer to the amended and restated operating agreement of our predecessor that will become effective substantially concurrent with our formation transactions as the “subsidiary operating agreement.” Under the subsidiary operating agreement, our operating partnership will be the sole managing member and own 100% of the common units of our predecessor, while certain of Ellington’s affiliates will be the only preferred members and will own 100% of the subsidiary preferred units. As the managing member, our operating partnership will manage our predecessor and may, in its sole discretion (but subject to certain restrictions set forth in the subsidiary operating agreement), delegate any of its rights, powers and authority to anyone or any entity, including our Manager, it deems appropriate.

Pursuant to the subsidiary operating agreement, our predecessor must pay to the holders of the subsidiary preferred units, on a quarterly basis, a preferred return of 10.0% per annum (unless increased to 15.0% per annum as a result of a changeover event (described below)) on such holders’ adjusted capital contributions (as defined in the agreement) to our predecessor. Upon completion of our formation transactions, the preferred members’ are expected to own subsidiary preferred units representing $          million of aggregate adjusted capital contributions, representing an annual preferred return of $          million payable by our predecessor.

At any time, our operating partnership, as the managing member, has the option (but not the obligation) to cause our predecessor to repurchase all outstanding subsidiary preferred units and, upon making such an election, the preferred members will be required to sell all of their subsidiary preferred units to our predecessor. Pursuant to the subsidiary operating agreement, the purchase price payable to each preferred member for all of its subsidiary preferred units will be an amount equal to the preferred member’s redemption amount, which is an amount equal to (i) the adjusted capital contribution with respect to such preferred member’s subsidiary preferred units, plus (ii) any accrued but unpaid preferred return measured through the date of the payment of the redemption amount, plus (iii) a redemption premium, with the redemption premium representing an amount that is equal to:

•	the preferred return that would have been paid to such preferred member through July 1, 2016 if the subsidiary preferred units were outstanding through such date (exclusive of any amounts actually paid to such preferred member pursuant to clause (ii) above), if the redemption amount is paid before July 1, 2016;

•	1.0% of the adjusted capital contribution with respect to such preferred member’s subsidiary preferred units as of the date of the payment of the redemption amount, if the redemption amount is paid on or after July 1, 2016 but before July 1, 2017; or
•	zero, if the redemption amount is paid on or after July 1, 2017.

If a changeover event occurs, the following, among other things, shall occur: the preferred return will be increased to 15.0% per annum, the preferred members will become first in priority for all distributions of our predecessor and our operating partnership will be required, unless the preferred members approve another course of action, to sell all of our predecessor’s assets in a commercially reasonable manner. The subsidiary operating agreement defines a “changeover event” as the occurrence (without cure during any available cure period) of any of the following events or circumstances: our predecessor fails to make a quarterly payment of the preferred return; our predecessor becomes the subject of a petition in bankruptcy or similar proceeding; our predecessor sells all or substantially all of its assets; our predecessors breaches any covenant set forth in the subsidiary operating agreement; and, for so long as our Manager has any authority delegated to it by our operating partnership (as managing member of our predecessor), our Manager materially violates the subsidiary operating agreement or the Management Agreement.

The subsidiary operating agreement also prohibits our predecessor from, among other things, during any period when the adjusted capital contributions of all common members of our predecessor is less than $20 million, causing the ratio of adjusted capital contributions of all the preferred members to all common members (after, with respect to the common members, excluding an unreturned investment in an investment that does not meet our predecessor’s investment guidelines and which was acquired without the consent of the preferred members) to exceed 1:1.

Determination of Consideration Payable in Our Formation Transactions

The number of shares of our common stock to be paid to the contributing investors and an affiliate of NYMT in our formation transactions is fixed pursuant to the terms of the related contribution agreements and was based upon the contributing investors’ estimates of (i) in the case of the Predecessor Investment Portfolio, the value of the investments that comprise the Predecessor Investment Portfolio and the outstanding subsidiary preferred units that will be held by Ellington upon completion of this offering and, (ii) in the case of the NYMT Contributed Assets, the value of the investments that comprise the NYMT Contributed Assets. The estimates of the value of these assets and interests were based on various factors, including the historical performance of the subject property to which our investment relates, the structure of the investment, market conditions, market required rates of return and the duration of the investment. The actual value of the shares of our common stock issuable pursuant to our formation transactions will be determined at pricing of this offering based on the initial public offering price of our common stock, which will be determined as described below under the heading “—Determination of Offering Price.” See “Risk Factors—Risks Related to Our Formation Transactions—We have not obtained a fairness opinion or independent third-party appraisal of the interests or assets being contributed to us in connection with our formation transactions, and the consideration to be paid by us in our formation transactions was not negotiated on an arm’s-length basis and may exceed the fair market value of the interests and other assets in our Initial Portfolio.”

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price was negotiated between the underwriters and us. In determining the initial public offering price of our common stock, the underwriters considered, among other factors, the history and prospects for the industry in which we compete, our financial information, the ability of our management and our business potential and earning prospects, the prevailing securities markets at the time of this offering, and the recent market prices of, and the demand for, publicly traded shares of companies the underwriters deemed generally comparable. The initial public offering price does not necessarily bear any relationship to the book value of our assets or the assets to be acquired in our formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. We have not obtained any third-party appraisals of the assets to be acquired by us in our formation transactions for purposes of determining how much we should pay for such assets. The consideration to be given by us for the assets in our formation transactions may exceed their fair market value. See “Risk Factors—Risks Related to this Offering—You will experience immediate and material dilution in connection with the purchase of our shares of our common stock in this offering.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Formation Transactions

The interests in our Initial Portfolio that we will own, through our operating partnership, upon completion of this offering and consummation of our formation transactions are currently owned directly or indirectly by the contributing investors or their affiliates. Donlon Family LLC, an affiliate of Mr. Donlon, JMP and NYMT, each of which is a founder of our company, are members of our predecessor and currently own 5.5%, 27.3% and 67.2% of the common equity interests in our predecessor, while NYMT owned preferred equity interests in our predecessor having an aggregate liquidation preference of approximately $32.7 million as of February 28, 2015. In addition, an affiliate of NYMT, RB Commercial Mortgage LLC, has agreed to sell to us its interests in the NYMT Contributed Assets. The number of shares of our common stock issuable to the contributing investors and the affiliate of NYMT in our formation transactions is based upon the contributing investors’ estimates of (i) in the case of the Predecessor Investment Portfolio, the value of the investments that comprise the Predecessor Investment Portfolio and the outstanding subsidiary preferred units that will be held by Ellington upon completion of this offering and, (ii) in the case of the NYMT Contributed Assets, the value of the investments that comprise the NYMT Contributed Assets. The estimates of the value of these assets and interests were based on various factors, including the historical performance of the subject property to which our investment relates, the structure of the investment, market conditions, market required rates of return and the duration of the investment. See “Structure and Formation of Our Company—Determination of Consideration Payable in Our Formation Transactions.” The values of shares of our common stock set forth below and elsewhere in this prospectus assume a value per share equal to the estimated public offering price per share set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements, the number of shares of our common stock to be received by the contributing investors as consideration for the interests and assets that will be contributed to us in our formation transactions is fixed. As a result, in the event the public offering price per share is less than the estimated public offering price per share set forth on the front cover of this prospectus, the value of the shares of our common stock issuable to the contributing investors and an affiliate of NYMT will decrease. Conversely, in the event the public offering price per share is greater than the estimated public offering price per share set forth on the front cover of this prospectus, the value of the shares of our common stock issuable to the contributing investors and an affiliate of NYMT will increase.

The following table sets forth the consideration to be indirectly received by Mr. Donlon, our Chief Executive Officer, and directly received by each of JMP and NYMT and its affiliate, in connection with our formation transactions, assuming a price per share equal to the estimated public offering price per share set forth on the front cover of this prospectus.

Contributing Investors	Relationship to Us	Number of Shares of Common Stock Received in Formation Transactions	Total Value of Formation Transaction Consideration
Donlon Family LLC(1)	Affiliate of our Chairman and Chief Executive Officer		$
JMP Holding LLC	Affiliate of our Manager and stockholder		$
New York Mortgage Trust, Inc.(2)	Affiliate of our Manager and stockholder		$

(1)	Mr. Donlon is the sole member of Donlon Family LLC.
(2)	Includes shares of our common stock to be received by RB Commercial Mortgage LLC in our formation transactions. RB Commercial Mortgage LLC is a wholly-owned subsidiary of NYMT.

Upon completion of this offering and consummation of our formation transactions, Mr. Donlon, JMP and NYMT will directly or indirectly beneficially own approximately    %,    % or    %, respectively, of our outstanding common stock on a fully diluted basis.

We have not obtained a fairness opinion or independent third-party appraisal of the interests or assets being contributed to us in connection with our formation transactions. As a result, the consideration to be paid by us to the contributing investors and an affiliate of NYMT was not based on arm’s-length negotiations and was not approved by any independent directors. The consideration we will pay to acquire our Initial Portfolio may exceed its fair market value and we could realize less value from these investments than we would have if the investments had been acquired through arm’s-length negotiations.

Management Agreement

Concurrent with the closing of this offering, we and our operating partnership will enter into a management agreement with our Manager, pursuant to which our Manager will provide for the day-to-day management of our operations. The Management Agreement requires our Manager to manage our business affairs in conformity with the policies and the investment guidelines that are approved and monitored by our board of directors. All of our officers also serve as officers, employees and/or directors of our Manager or one of their affiliates. As a result, the Management Agreement was negotiated between related parties, and the terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party. See “Our Manager and the Management Agreement” and “Risk Factors—Risks Related to Our Manager and the Management Agreement.” In addition, Mr. Donlon, JMP and NYMT directly or indirectly own approximately 59.4%, 20.6% and 20.0%%, respectively, of our Manager, which entitles them to indirectly receive a portion of the management fees that we pay to our Manager.

If the Management Agreement had been in place for years ended December 31, 2014 and December 31, 2013, the amounts payable to our Manager thereunder for such periods would have been as set forth in the following table:

Management Fee Type	Year Ended December 31, 2014	Year Ended December 31, 2013
Base Management Fee	$	$
Incentive Fee	$	$

Registration Rights Agreement

In connection with the completion of this offering, we will enter into a registration rights agreement with the various entities receiving shares of our common stock in our formation transactions. Under the registration rights agreement, subject to certain limitations, we will agree to register the resale of the shares of our common stock issued in our formation transactions and will also grant these entities and their affiliates the right to include these shares in any registration statements we may file in connection with any future public offerings, subject to the terms of the lock-up arrangements described herein and subject to the right of the underwriters of those offerings to reduce the total number of secondary shares included in those offerings. We will agree to pay all of the expenses relating to the securities registrations described above.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our current and future directors and executive officers which will require us to indemnify such persons to the fullest extent permitted by the MGCL and to pay such persons’ expenses, including attorneys’ fees, in defending any civil, criminal or other proceedings related to their service on our behalf in advance of final disposition of such proceeding. See “Certain Provisions of Maryland Law and Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

Related Party Transaction Policies

We expect that, in connection with the closing of this offering, our board of directors will adopt a written policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, where the amount involved exceeds $120,000, and a “related person” (as defined under SEC rules) has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to our principal financial officer any related person transaction and all material facts about the transaction. Our principal financial officer would then assess and promptly communicate that information to the audit committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, our audit committee will decide whether or not to approve such transaction. If we were to become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction would be referred to this committee, which would evaluate all options available, including ratification, revision or termination of such transaction. Our policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and may be amended or revised from time to time by our board of directors without a vote of our stockholders, except as set forth below. Any change to any of these policies, however, would be made by our board of directors only after a review and analysis of that change, in light of then-existing business and other circumstances, and then only if our directors believe, in the exercise of their business judgment, that it is advisable to do so and in our and our stockholders’ best interests.

Our Investment Policies

General

Our Manager is authorized to follow very broad investment guidelines established by our board of directors. Our board of directors will periodically review our investment guidelines and our portfolio and asset management decisions. However, it generally will not review all of our proposed investments and asset-management decisions. In addition, in conducting periodic reviews, our board of directors will rely primarily on information provided to it by our Manager. Furthermore, transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the types and amounts of assets in which to invest on our behalf.

Investment in Real Estate, Interests in Real Estate or Real Estate-Related Debt

We conduct all of our investment activities through our operating partnership and its affiliates. Our objective is to generate attractive, risk-adjusted current income and total returns for our stockholders through investments in the form of joint venture equity ownership and preferred equity ownership in, and mezzanine debt and other high-yield debt secured by, multifamily apartment communities. For a discussion of our business objectives and investment strategy, see “Our Business.”

We seek to acquire assets in accordance with our investment guidelines. Although we intend to focus on the types of investments discussed above under “Our Business,” our future investment activities will not be limited to any geographic area, investment type or to a specified percentage of our assets. While we may diversify in terms of investment type, property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property, any one geographic area or any single investment type. We intend to engage in such future investment activities in a manner that is consistent with our intention to qualify as a REIT for federal income tax purposes and to maintain our exclusion from registration under the Investment Company Act. We may also invest from time to time in capital projects intended to expand or improve the properties to which the investments in our Initial Portfolio relate or that we may subsequently acquire.

We may make adjustments based on, among other things, prevailing real estate credit, interest and financial market conditions, the availability of attractive investment opportunities, the availability of capital and the composition of our portfolio. We will not forego an attractive investment because it does not fit within our targeted asset class or portfolio composition. We may purchase or invest in any type of real estate that we determine is in the best interest of our stockholders.

We believe the probability of meeting our investment objectives will be maximized through the careful selection and underwriting of assets. Our Manager applies a bottom-up approach to identify property strengths and mitigate potential transaction risks, including detailed site inspections of both the target property and local competitors, in-depth property cash flow modeling, third-party appraisals, engineering and environmental assessments, operating partner background checks and outside counsel review of transaction documentation. Our Manager’s investment team conducts extensive market research in connection with each potential investment and compares this information to the insights provided by our operating partners to formulate a view of expected rental rates, growth and operating costs for a target investment.

The properties to which our investments relate are frequently subject to existing mortgage financing and other indebtedness or to new indebtedness incurred by property-level owners when we acquire or refinance these investments. We do not place any limitations on (i) the number or amount of mortgages which may be placed on any one piece of property or (ii) the amount or percentage of assets that will be invested in any specific property, subject to our qualification as a REIT and to maintenance of our exclusion from registration under the Investment Company Act.

At times, we may invest in unimproved properties. We will consider a property to be an unimproved property if it was not acquired for the purpose of producing rental or other operating income, has no development or construction in process at the time of acquisition, and no development or construction is planned to commence within one year of the acquisition.

On an opportunistic basis and subject to compliance with certain restrictions relating to our intended qualification to be taxed as a REIT, we expect to sell assets in cases where we have successfully executed our value creation plans and where we believe the investment has limited additional upside relative to other opportunities, in order to harvest profits and to reinvest proceeds to maximize stockholder value.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Although we have no current intention of doing so, subject to the percentage of ownership limitations, asset tests and gross income tests necessary for REIT qualification, we may invest, without stockholder approval, in securities of other REITs, other entities engaged in real estate activities or other issuers. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. While we may attempt to diversify our investments, in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in one entity, property or geographic area. In any event, we do not intend that any such investments in securities will require us to register as an investment company under the Investment Company Act, and we intend to divest of securities before any registration of such securities would be required.

Investments in Other Securities

Other than as described above, we do not presently intend to invest in any additional securities such as bonds, preferred stocks or common stock.

Conflicts of Interest

We are subject to conflicts of interest arising out of our relationship with our Manager and its affiliates, including the contributing investors, and the nature of these conflicts of interest may vary. Our Manager manages various other clients that have strategies that are similar to, or overlap with, our strategy, including NYMT and certain of its affiliates. There may be circumstances in which our Manager could direct operations in our company in a manner that would benefit the interests of its affiliates, including the contributing investors and their affiliates, or other clients. In addition, all of our executive officers and one of our directors are employees of our Manager or one or more of its affiliates. As a result, our Manager and our officers may have conflicts between their duties to us and their duties to, and interests in, our Manager and its affiliates.

We may acquire or sell assets in which our Manager or its affiliates have or may have an interest. Similarly, our Manager or its affiliates may acquire or sell assets in which we have or may have an interest, or we may engage in transactions directly with our Manager or its affiliates. Our Manager and its affiliates may have economic interests in or other relationships with entities whose securities we may acquire. In particular, such persons may make or hold an investment in securities that we acquire that may be pari passu, senior or junior in ranking to our interest in the securities or in which partners, security holders, officers, directors, agents or employees of such persons serve on boards of directors or otherwise have ongoing relationships. Each of such ownership and other relationships may result in securities laws restrictions on transactions in such securities and otherwise create conflicts of interest. In such instances, our Manager may, in its sole discretion, make recommendations and decisions regarding such securities for other clients that may be the same as or different from those made with respect to such securities and may take actions (or omit to take actions) in the context of these other economic interests or relationships the consequences of which may be adverse to our interests.

Some of the investments we target are also targeted assets of our Manager’s other clients, including NYMT and certain of its affiliates, and our Manager has no duty to allocate such opportunities in a manner that preferentially favors us. Our Manager makes available to us all opportunities to acquire assets that it determines, in its reasonable and good faith judgment, based on our objectives, policies and strategies, and other relevant factors, are appropriate for us in accordance with our Manager’s written investment allocation policy, it being understood that we might not participate in each such opportunity, but will on an overall basis equitably participate with our Manager’s other clients for investment opportunities.

Since many of our targeted assets are typically available only in specified quantities or do not provide for co-investment, in cases where one or more clients may be eligible and desire to participate in an investment, our Manager will make investment decisions and allocate investments after taking into consideration its fiduciary duties, the conflicts of interest, the facts and circumstances of each investment and each account’s investment objectives and mandates. Our Manager’s investment allocation policy provides as follows: for fixed return investment opportunities in the Southeastern U.S., our Manager will allocate the opportunity first to us and then to other accounts, while fixed-return investment opportunities outside of the Southeastern U.S. will be allocated first to NYMT and then to other accounts of our Manager, including us. In addition, our Manager generally will allocate all non-fixed income investment opportunities, such as joint venture equity, to us. In the event our Manager believes that other investments other than those described in the two immediately preceding sentences meet the investment guidelines for more than one account, our Manager will offer the opportunities to both accounts. Should we and one or more accounts of the Manager be involved in the same investment, our Manager will seek the approval of our board of directors for all material decisions relating to that investment.

Financing Policy

We intend to use prudent amounts of leverage in making our investments, which we define as having total indebtedness of approximately 50% of the fair market value of all of our investments. However, we are not subject to any limitations on the amount of leverage we may use, and accordingly, the amount of leverage we use may be significantly less or greater than we currently anticipate. We expect our leverage to decline commensurately as we execute our business plan to grow our net asset value.

Our board of directors has the authority to change our financing policies at any time and without stockholder approval. If our board of directors changes our policies regarding our use of leverage, we expect that it will consider many factors, including the lending standards of government-sponsored enterprises, such as Fannie Mae and Freddie Mac, for loans in connection with the financing of apartment properties, the leverage ratios of publicly traded REITs with similar investment strategies, the cost of leverage as compared to expected operating net revenues, and general market conditions.

By operating on a leveraged basis, we expect to have more funds available investment and other purposes than if we operated on a non-leveraged basis, which we believe will allow us to acquire more investments than would otherwise be possible, resulting in a larger and more diversified portfolio. See “Risk Factors—Risks Related to Debt Financing.”

Policies Relating to the Investment Company Act

We intend to conduct our operations so that neither we, nor our operating partnership nor the subsidiaries of our operating partnership are required to register as investment companies under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the “40% Test.” Excluded from the term “investment securities,” among other things, are U.S. government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act. Accordingly, under Section 3(a)(1) of the Investment Company Act, in relevant part, a company is not deemed to be an “investment company” if (i) it neither is, nor holds itself out as being, engaged primarily, nor proposes to engage primarily, in the business of investing, reinvesting or trading in securities; and (ii) it neither is engaged nor proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and does not own or propose to acquire “investment securities” having a value exceeding 40% of the value of its total assets on an unconsolidated basis. We believe that we and our operating partnership and most of the subsidiaries of our operating partnership will not fall within either definition of investment company as we intend to invest primarily in real property through our wholly-owned or majority-owned subsidiaries, the majority of which we expect will have at least 60% of their assets in real property or in entities that they manage or co-manage that own real property. As these subsidiaries would be investing either solely or primarily in real property, they would not be within the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. We are organized as a holding company that conducts its business primarily through our operating partnership, which in turn is a holding company conducting its business through its subsidiaries. Both we and our operating partnership intend to conduct our operations so that we comply with the 40% Test. We will monitor our holdings to ensure continuing and ongoing compliance with this test. In addition, we believe neither we nor our operating partnership will be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because neither we nor our operating partnership will engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through the operating partnership’s wholly-owned or majority-owned subsidiaries, we and the operating partnership will be engaged primarily in the non-investment company businesses of these subsidiaries.

Even if the value of investment securities held by our subsidiaries were to exceed 40%, we expect our subsidiaries to be able to rely on the exclusion from the definition of “investment company” provided by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires our subsidiaries to invest at least 55% of its portfolio in “mortgages and other liens on and interests in real estate,” which we refer to as “qualifying real estate assets,” and maintain at least 80% of its assets in qualifying real estate assets or other real estate-related assets. The remaining 20% of the portfolio can consist of miscellaneous assets.

For purposes of the exclusions provided by Sections 3(c)(5)(C), we will classify the investments made by our subsidiaries based on no-action letters issued by the SEC staff and other SEC interpretive guidance.

Consistent with guidance issued by the SEC, we will treat our subsidiaries’ joint venture investments as qualifying assets that come within the 55% basket only if we have the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets.

In the event that we, or our operating partnership, were to acquire assets that could make either entity fall within the definition of investment company under Section 3(a) of the Investment Company Act, we believe that we would still qualify for an exclusion from registration pursuant to Section 3(c)(6). Section 3(c)(6) excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of certain specified businesses. These specified businesses include the business described in Section 3(c)(5)(C) of the Investment Company Act. It also excludes from the definition of investment company any company primarily engaged, directly or through majority-owned subsidiaries, in one or more of such specified businesses from which at least 25% of such company’s gross income during its last fiscal year is derived, together with any additional business or businesses other than investing, reinvesting, owning, holding, or trading in securities. Although the SEC staff has issued little interpretive guidance with respect to Section 3(c)(6), we believe that we and our operating partnership may rely on Section 3(c)(6) if 55% of the assets of our operating partnership consist of, and at least 55% of the income of our operating partnership is derived from, qualifying real estate investment assets owned by wholly-owned or majority-owned subsidiaries of our operating partnership.

Finally, to maintain compliance with the Investment Company Act exceptions, we, our operating partnership or our subsidiaries may be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. In addition, we, our operating partnership or our subsidiaries may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forego opportunities to acquire interests in companies that we would otherwise want to acquire and that may be important to our investment strategy. If our subsidiaries fail to satisfy the requirements of Section 3(c)(5)(C) and cannot rely on any other exemption or exclusion under the Investment Company Act, we could be characterized as an investment company. Our Manager will continually review our investment activity to attempt to ensure that we will not be regulated as an investment company. Among other things, our Manager will attempt to monitor the proportion of our portfolio that is placed in investments in securities.

Interested Director and Officer Transactions

Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest. The common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director’s vote in favor thereof will not render the transaction void or voidable if:

•	the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board of directors, and our board of directors or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;
•	the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote, other than the votes of shares owned of record or beneficially by the interested director or corporation or other entity; or
•	the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

We have adopted a policy that requires that all existing or proposed transactions, arrangements, relationships, or series of similar transactions, arrangements or relationships, involving an amount in excess of $120,000 in which we, our operating partnership or any of our subsidiaries is a participant, and in which any of our directors or executive officers, any immediate family member of a director or executive officer, any 5.0% stockholders in us, or any immediate family member of any such stockholder, had or will have a direct or indirect material interest, be considered and approved by our nominating and corporate governance committee.

Lending Policies

We may not make loans to our directors, officers or other employees except in accordance with our code of business conduct and ethics and applicable law. We do not have a policy limiting our ability to make loans to other persons. We have not engaged in any lending activities in the past, and we do not intend to do so in the future.

Equity Capital Policies

To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including common units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to qualify and maintain our qualification as a REIT) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds from all equity capital issued by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder’s investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or common units in connection with acquisitions of assets.

We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Reporting Policies

We are subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we file periodic reports, proxy statements and other information, including audited financial statements, with the SEC. See “Additional Information.”

PRINCIPAL STOCKHOLDERS

The table below sets forth, as of the completion of this offering and our formation transactions, certain information regarding the beneficial ownership of shares of our common stock and shares of our common stock issuable upon redemption of common units immediately following the completion of this offering and our contribution transactions for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding shares of our common stock immediately following the completion of this offering, (2) each of our named executive officers and the persons who will be a director upon completion of this offering, and (3) all of our directors and executive officers as a group. This table assumes that our contribution transactions and this offering are completed, and gives effect to the expected issuance of shares of our common stock and LTIP units in connection with this offering and our formation transactions (based on the estimated public offering price per share set forth on the front cover of this prospectus). Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The extent to which a person will hold shares of our common stock as opposed to LTIP units is set forth in the footnotes below.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Number of Shares and LTIP units Beneficially Owned	Percentage of all Shares(2)	Percentage of all Shares and LTIP units(2)
Kevin Donlon(3)
Stephen Hogue
Emily Stiller
Steven Brannan
New York Mortgage Trust, Inc.(4)
JMP Group Inc.(5)
All Executive Officers and Directors as a Group

*	Less than 1.0%
(1)	The address of each beneficial owner listed, other than those holders that beneficially own greater than 5% of our outstanding shares of our common stock, is 227 West Trade Street, Suite 900, Charlotte, North Carolina 28202. No shares or common units beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.
(2)	Assumes an aggregate of shares of our common stock and an aggregate of LTIP units are outstanding immediately following this offering, which does not reflect shares of our common stock reserved for issuance upon exercise of the underwriters’ overallotment option.
(3)	Represents shares of our common stock held directly by Donlon Family LLC, of which Mr. Donlon is the sole member.
(4)	Represents shares of our common stock held directly by NYMT and shares of our common stock held by RB Commercial Mortgage LLC, of which NYMT is the sole member. The address of NYMT is 275 Madison Avenue, New York, New York 10016.
(5)	Represents shares of our common stock held directly by JMP Holding LLC, of which JMP Group Inc. is the sole member. The address of JMP Group Inc. is 600 Montgomery Street, San Francisco, California 94111.

DESCRIPTION OF OUR CAPITAL STOCK

The following is a summary of the rights and preferences of our capital stock. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you. We encourage you to read carefully this entire prospectus, our charter and bylaws and the relevant provisions of Maryland law for a more complete understanding of our capital stock. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part and the following summary, to the extent it relates to those documents, is qualified in its entirety by reference thereto. See “Additional Information.”

General

Our charter provides that we may issue up to 500,000,000 shares of capital stock, consisting of 450,000,000 shares of common stock, $0.01 par value per share, and 50,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors, with the approval of a majority of the entire board, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series that we have authority to issue without stockholder approval. Upon completion of this offering, we expect           shares of our common stock will be outstanding on a fully diluted basis (          if the underwriters fully exercise their option to purchase up to           shares to cover overallotments, if any). No shares of preferred stock will be issued and outstanding upon completion of this offering.

Under Maryland law, stockholders are not personally liable for the obligations of a Maryland corporation solely as a result of their status as stockholders.

Common Stock

Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding the restrictions on ownership and transfer of stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares of stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of shares of our common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities, and subject to the rights of holders of our preferred stock, if any outstanding at such time, except that, to the extent we incur any tax under the Code as the result of any “excess inclusion income” of ours being allocated to a “disqualified organization” that holds shares of our stock in record name, we will reduce distributions to such stockholder in an amount equal to such tax paid by us that is attributable to such stockholder’s ownership in accordance with applicable Treasury Regulations.

Subject to the provisions of our charter regarding the restrictions on ownership and transfer of shares of stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of such common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors, which means that, subject to the rights of holders of any other class or series of stock, the stockholders entitled to cast a majority of the votes entitled to be cast in the election of directors can elect all of the directors then standing for election, and the remaining stockholders will not be able to elect any directors. Directors are elected by a plurality of all votes cast in the election of directors.

Holders of shares of common stock generally have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on ownership and transfer of stock contained in our charter and the terms of any other class or series of stock, all of shares of our common stock will have equal dividend, liquidation and other rights.

Restrictions on Ownership and Transfer

In order to qualify as a REIT for each taxable year beginning after December 31, 2015, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, for our taxable years beginning after December 31, 2015, no more than 50% of the value of our outstanding shares of stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the second half of any taxable year.

Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter provides that, subject to certain exceptions, upon completion of this offering, no person may beneficially or constructively own under the attribution provisions of the Code, more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, except that NYMT may own up to    % of the shares of our common stock as long as it continues to qualify as a REIT. We refer to the foregoing restriction as the “ownership limit.”

Our charter also prohibits any person from (i) beneficially or constructively owning our shares of our capital stock if such ownership would result in our being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year), (ii) transferring our shares, if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code) and (iii) beneficially or constructively owning shares of our capital stock if such ownership would otherwise cause us to fail to qualify as a REIT.

Our board of directors, in its sole discretion, prospectively or retroactively, may exempt a person from the ownership limit and may establish or increase an excepted holder limit for such person. The person seeking an exemption must provide to our board of directors any such representations, covenants and undertakings as our board of directors may deem appropriate in order to conclude that granting the exemption and/or establishing or increasing an excepted holder limit, as the case may be, will not cause us to fail to qualify as a REIT. Our board of directors may also require a ruling from the IRS or an opinion of counsel in order to determine or ensure our qualification as a REIT. Our board of directors may from time to time increase or decrease the ownership limit for one or more persons, but any decreased ownership limit will not be effective for any person whose percentage ownership of our stock is in excess of the decreased ownership limit until the person’s percentage ownership of our stock equals or falls below the decreased ownership limit (although any acquisition of our stock in excess of the decreased ownership limit will be in violation of the decreased ownership limit). Our board of directors may not increase the ownership limit if the increase, taking into account any excepted holder limits, would allow five or fewer individuals (including certain entities) to beneficially own more than 49.9% in value of our outstanding shares of capital stock.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of shares of our stock, or who is the intended transferee of shares of our stock which are transferred to the trust (as described below), must give written notice immediately to us or, in the case of a proposed or attempted transaction, give at least 15 days prior written notice and must provide us with such other information as we may request in order to determine the effect, if any, of such transfer on our qualification as a REIT.

Any attempted transfer of our stock that, if effective, would result in a violation of any of the foregoing restrictions on ownership and transfer of our stock, will cause the number of shares causing the violation (rounded up to the nearest whole share) to be automatically transferred to one or more charitable trusts for the exclusive benefit of one or more charitable beneficiaries and the purported transferee will not acquire any rights in such shares, except that any transfer that results in the violation of the restriction relating to our shares being beneficially owned by fewer than 100 persons will be void ab initio and the purported transferee will not acquire any rights in such shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in our charter) prior to the date of the transfer. If, for any reason, the transfer to the trust would not be effective to prevent the violation of the foregoing restrictions, our charter provides that the purported transfer in violation of the restrictions will be void ab initio and the purported transferee will not acquire any rights in such shares. Shares of our stock held in the trust will be deemed to be issued and outstanding. The purported transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust.

The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority in the trustees sole discretion (i) to rescind as void any vote cast by the purported transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee must sell the shares to a person designated by the trustee, whose ownership of the shares of stock will not violate the above ownership and transfer limitations. Upon such sale, the interest of the charitable beneficiary in the shares of stock sold will terminate and the trustee must distribute the net proceeds of the sale to the purported transferee and to the charitable beneficiary as follows: The purported transferee will receive the lesser of (i) the price paid by the purported transferee for the shares of stock or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust, the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares (net of any commissions and other expenses). Any net sale proceeds in excess of the amount payable to the purported transferee and dividends or other distributions held by the trustee will be paid immediately to the charitable beneficiary. The trustee may reduce the amount payable to the purported transferee by the amount of dividends and other distributions paid to the purported transferee and owed by the purported transferee to the trustee. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the purported transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the purported transferee received an amount for the shares that exceeds the amount the purported transferee was entitled to receive, the excess must be paid to the trustee upon demand.

In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, if the event that resulted in the transfer to the trust did not involve a purchase of the shares at market price, the market price of the shares on the day of the event causing the shares to be held in the trust) and (ii) the market price on the date we accept, or our designee accepts, the offer, which we may reduce by the amount of dividends and other distributions paid to the purported transferee and owed by the purported transferee to the trustee and pay such amount instead to the trust for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares of stock sold will terminate and the trustee must distribute the net proceeds of the sale to the purported transferee and any dividends or other distributions held by the trustee must be paid to the charitable beneficiary.

All certificated shares of stock will bear a legend referring to the restrictions described above (or a declaration that we will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge).

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of our outstanding shares of stock, including common stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of stock which the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide to us such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the restrictions on ownership and transfer of our stock. In addition, each owner of our stock must, upon demand, provide to us such information as we may request in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure compliance with the ownership limit.

These ownership and transfer limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our securities or might otherwise be in the best interests of our stockholders.

These restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance is no longer required in order for us to qualify as a REIT.

Stock Exchange Listing

We intend to apply to list to have our common stock listed on the NASDAQ under the symbol “RMI.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for our common stock to be             .

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Although the following summary describes certain provisions of Maryland law and of our charter and bylaws as they will be in effect upon the completion of this offering, it is not a complete description of Maryland law and our charter and bylaws. We encourage you to read carefully this entire prospectus, our charter and bylaws and the related provisions of Maryland law. Copies of our charter and bylaws are filed as exhibits to the registration statement of which this prospectus is a part. See “Additional Information.”

Number of Directors; Election of Directors; Vacancies

At each annual meeting of stockholders, our stockholders will elect each of our directors to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualified. Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased only by a majority of our entire board of directors but may not be fewer than the minimum number required under the MGCL, which is one, nor, unless our bylaws are amended, more than 15. Upon the completion of this offering, we expect that our board of directors will consist of five directors. Our charter and bylaws also provide that, except as may be provided by our board of directors in setting the terms of any class or series of shares, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the directorship in which such vacancy occurred and until a successor is duly elected and qualified.

A plurality of all votes cast in the election of directors at a meeting of stockholders at which a quorum is present is sufficient to elect a director. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum.

Removal of Directors

Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock, a director may be removed only for “cause,” and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. For this purpose, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. These provisions, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, generally precludes stockholders from removing incumbent directors except for “cause” and with a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

Business Combinations

Maryland law prohibits certain “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer or reclassification of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns, directly or indirectly, 10% or more of the voting power of a corporation’s outstanding voting stock; or
•	an affiliate or associate of a corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation.

A person is not an interested stockholder if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder.

However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our outstanding shares of voting stock of the corporation; and
•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder becomes an interested stockholder.

As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination (i) between us and any other person from the provisions of this statute, provided that the business combination has first been approved by our board of directors, including a majority of our directors who are not affiliated or associated with such other person and (ii) between us and our Manager or any of their affiliates or associates, or any person acting in concert with any of the foregoing. Consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and the persons described above. As a result, these persons may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute. However, this resolution may be altered or repealed in whole or in part at any time and we may opt back into the business combination provisions of the MGCL. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

Maryland law provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to those shares, except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiring person, or by officers of the corporation or by directors of the corporation who are also employees of the corporation are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;
•	one-third or more but less than a majority; or
•	a majority or more of all voting power.

Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, by any person, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions. A person who has made or proposes to make a control share acquisition may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting and making an “acquiring person statement” as described in the MGCL. If no request for a meeting is made, the corporation may present the question at any stockholders meeting.

If voting rights of control shares are not approved at the stockholders meeting or if the acquiring person does not deliver an “acquiring person statement”, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, nor does it apply to acquisitions approved by or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. As a result, any and all acquisitions by any person of our capital stock will not be affected by the control share acquisitions statute. Unless our bylaws are amended to modify or eliminate this provision, the control share acquisition statute will continue to have no effect on acquisitions of our capital stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Maryland Unsolicited Takeovers Act

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;
•	a two-thirds vote requirement for removing a director;
•	a requirement that the number of directors be fixed only by vote of directors;
•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and
•	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected, at such time as we become eligible, to be subject to the provisions of Subtitle 8 relating to the filling of vacancies on our board of directors. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require a two-thirds vote for the removal of any director from the board, (ii) vest in the board the exclusive power to fix the number of directorships and (iii) provide that, unless called by the chairman of our board of directors, our chief executive officer, our president or our board of directors, a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or adopt one or more of the other provisions of Subtitle 8.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders will be held each year on a date and at the time set by our board of directors. Our bylaws provide that special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our chief executive officer, our president or, in the case of a stockholder requested special meeting, by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all votes entitled to be cast at such meeting who have complied with the procedures set forth in our bylaws. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.

Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot dissolve, merge, convert, sell all or substantially all of its assets, engage in statutory share exchange or engage in similar transactions outside of the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. As permitted by MGCL, our charter provides that any of these actions, if advised by our board of directors, may be approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter. However, many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to sell all or substantially all of their assets or merge with another entity without the approval of our stockholders.

Amendment to Our Charter and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its charter unless advised by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Except for amendments to the provisions of our charter related to directors and the vote required to amend the director and amendment provisions (each of which require the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter) and certain amendments described in our charter that require only approval by our board of directors, our charter may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution

Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors at an annual meeting and the proposal of business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder of record both at the time of giving the advance notice required by the bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of such individual so nominated or on such other business and who has complied with the advance notice provisions set forth in our bylaws. Our bylaws currently require the stockholder generally to provide notice to the secretary containing the information required by our bylaws not less than 120 days nor more than 150 days prior to the first anniversary of the date of our proxy statement for the solicitation of proxies for election of directors at the preceding year’s annual meeting, or with respect to our first annual meeting as a public company, not more than 150 days before the date of such meeting and not less than the later of 120 days before the date of such meeting or 10 days after the date on which we first publicly announce the date of such meeting.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been called in accordance with our bylaws for the purpose of electing directors, by a stockholder of record both at the time of giving advance notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws. Such stockholder may nominate one or more individuals, as the case may be, for election as a director if the stockholder’s notice containing the information required by our bylaws is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., eastern time, on the later of (i) the 90th day prior to such special meeting or (ii) the tenth day following the day on which public announcement is first made of the date of the special meeting and the proposed nominees of our board of directors to be elected at the meeting.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

If the applicable exemption in our bylaws is repealed and the applicable resolution of our board of directors is repealed, the control share acquisition provisions and the business combination provisions of the MGCL, respectively, as well as the provisions in our charter and bylaws, as applicable, on removal of directors and the filling of director vacancies and the restrictions on ownership and transfer of stock, together with the advance notice and stockholder-requested special meeting provisions of our bylaws, alone or in combination, could serve to delay, deter or prevent a transaction or a change in our control that might involve a premium price for holders of our common stock or otherwise be in their best interests.

Corporate Opportunities

Our charter contains provisions that permit our Manager and our directors and officers, and their affiliates (which includes NYMT and JMP), to compete with us, own any investments or engage in any business activities (including investments and business activities that are similar to our current or proposed investments or business activities) or buy, sell or trade any securities or commodities for their own accounts (including taking positions contrary to ours), and our charter provides that, to the maximum extent permitted by law, no such person will be liable to us or any stockholder for a conflict of interest or a breach of any duty by reason of the fact that the person participates in any such activity. Our charter also provides that, to the maximum extent permitted by law, none of our Manager and our directors, officers, or their affiliates, are required to present any business opportunity to us unless the opportunity is expressly offered to such person in his or her capacity as a director or officer of our company.

Exclusive Forum

Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the U.S. District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of any duty owed by any or our directors or officers to us or our stockholders, (c) any action asserting a claim against us or any of our directors, or officers arising pursuant to any provision of the MGCL, our charter or our bylaws, (d) any action asserting a claim against us or any of our directors or officers that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock will be deemed to have notice of and consented to the provisions of our charter and bylaws, including the exclusive forum provisions in our bylaws.

Indemnification and Limitation of Directors’ and Officers’ Liability

Maryland law permits us to include in our charter a provision eliminating the liability of our directors and officers to us and our stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit in money, property or services, or
•	active or deliberate dishonesty that is established by a final judgment and is material to the cause of action.

Maryland law permits us to indemnify and advance expenses to its directors, officers, employees and agents. Our charter contains a provision which eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. Our charter also authorizes us, and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any present or former director or officer or (ii) any individual who, while serving as our director or officer and at our request, serves or has served another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, trustee, member, or manager or partner in either case, who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in any such capacity, from and against any claim or liability to which the individual may become subject or incur by reason of his or her service in any such capacity. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served any of our predecessors in any of the capacities described above and any employee or agent of us or any of our predecessors.

Maryland law requires us (unless our charter were to provide otherwise which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;
•	the director or officer actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify a director or officer in a suit by or on behalf of us in which the director or officer has been adjudged liable to us, or in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or on behalf of us, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and
•	a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that he or she did not meet the standard of conduct.

Upon completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law and advancement by us of expenses and costs relating to certain claims, suits or proceedings arising from their service to us.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to attempt to, or to continue to, qualify as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

Upon completion of this offering and our formation transactions, we will have           outstanding shares of our common stock (          shares if the underwriters’ overallotment option is exercised in full), including           shares issued in this offering (          shares if the underwriters’ overallotment option is exercised in full) and           shares issued to the contributing investors and their affiliates in consideration of our formation transactions. Upon completion of this offering, we will cause our operating partnership to issue an aggregate of           LTIP units to our independent directors. We will reserve           shares of our common stock for issuance in connection with LTIP units to be granted to these directors. In addition, upon completion of this offering,           shares of our common stock will be available for future issuance under the 2015 Incentive Plan.

Of these shares, the           shares sold in this offering (          shares if the underwriters’ overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. The shares of our common stock issued to the contributing investors and their affiliates pursuant to our formation transactions will be “restricted shares” as defined in Rule 144.

Prior to this offering, there has been no public market for our common stock. We intend to apply to list our common stock on the NASDAQ. No assurance can be given as to (1) the likelihood that an active market for shares of our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the redemption of common units or LTIP units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See “Risk Factors—Risks Related to this Offering—Sales of shares of our common stock, or the perception that such sales will occur, may have adverse effects on our share price.”

For a description of certain restrictions on transfers of shares of our common stock held by certain of our stockholders, see “Description of Our Capital Stock—Restrictions on Ownership and Transfer.”

Rule 144

After giving effect to this offering,           shares of our outstanding shares of common stock will be “restricted” securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1.0% of the shares of our common stock then outstanding, which will equal approximately shares immediately after this offering ( shares if the underwriters exercise their overallotment option in full); or

•	the average weekly trading volume of our common stock on the NASDAQ during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

In connection with the completion of this offering, we will enter into a registration rights agreement with the various entities receiving shares of our common stock in our formation transactions, including certain of our directors and executive officers and their affiliates. Under the registration rights agreement, subject to certain limitations, we will agree to register the resale of the shares of our common stock issued in our formation transactions and will also grant these entities and their affiliates the right to include these shares in any registration statements we may file in connection with any future public offerings, subject to the terms of the lock-up arrangements described herein and subject to the right of the underwriters of those offerings to reduce the total number of secondary shares included in those offerings. We will agree to pay all of the expenses relating to such registration statements.

Equity Incentive Plan

We intend to adopt our 2015 Incentive Plan immediately prior to the completion of this offering. The plan will provide for the grant of various types of incentive awards to our directors, officers, employees and consultants. An aggregate of           shares of our common stock are authorized for issuance under the 2015 Incentive Plan, of which an aggregate of           LTIP units will be granted to our independent directors upon completion of this offering and will be subject to the lock-up agreements discussed below. After giving effect to grants of LTIP units concurrently with the completion of this offering, we expect that an aggregate of           shares of our common stock will be available for future issuance under our 2015 Incentive Plan.

We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of our common stock issuable under our 2015 Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or shares of restricted common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-Up Agreements

We, our executive officers and directors and our Manager and its executive officers have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the shares of our common stock, whether any such aforementioned transaction is to be settled by delivery of the common shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement. These restrictions will be in effect for a period of           days after the date of this prospectus (subject to extension under certain circumstances). At any time and without public notice, the representatives of the underwriters may in their sole discretion release some or all of the securities from these lock-up agreements. Furthermore, the contributing investors have entered into lock-up agreements with the underwriters prohibiting the sale, transfer or other disposition of shares of our common stock, or any securities convertible into or exercisable or exchangeable for shares of our common stock, without prior written consent of the representatives for a period of           months following the completion of this offering.

OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following is a summary of the material terms of the First Amended and Restated Agreement of Limited Partnership of our operating partnership (the “partnership agreement”), which we will enter into upon completion of our formation transactions and this offering. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the form of the partnership agreement, which is an exhibit to the registration statement of which this prospectus is a part. See “Additional Information.”

Management

We are the sole general partner (the “general partner”) of our operating partnership, RiverBanc Multifamily LP, a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we, as the general partner, will have full, complete and exclusive responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our operating partnership’s business activities.

Transferability of Interests

Holders of common units may not transfer their common units without our consent, as the general partner. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries);
•	as a result of such transaction, all limited partners (other than us or our subsidiaries) will receive, or have the right to receive, for each common unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property per share of our common stock paid in the transaction to any holder of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common stock, each holder of common units (other than those held by us or our subsidiaries) shall be given the option to exchange its common units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or
•	we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than us or our subsidiaries) receive for each common unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property per share of our common stock received in the transaction by any holder of our common stock.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than common units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for common units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of the obligations we, as the general partner, have under the partnership agreement, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We, as the general partner, also may (i) transfer all or any portion of our general partnership interest to (A) a wholly-owned subsidiary of ours or (B) a parent company of ours, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed.

We, as the general partner, without the consent of the limited partners, may (i) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our operating partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds from this offering as a capital contribution in exchange for common units. Upon completion of our formation transactions and this offering and the contribution of our Initial Portfolio and the net proceeds from this offering to our operating partnership, we will own an approximate   % (   % if the underwriters exercise their overallotment option in full) interest in our operating partnership. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we will be obligated to contribute the net proceeds from any future offering of common or preferred equity securities as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional common or preferred units, as applicable, and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, we, as the general partner, will revalue the property of our operating partnership to its fair market value (as determined by us, as the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us, as the general partner) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our operating partnership to redeem their common units in exchange for cash or, at our option, as the general partner, for shares of our common stock on a one-for-one basis, commencing one year from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our operating partnership of the intention to be redeemed no less than 60 days prior to the redemption date, and each limited partner must submit for redemption at least 1,000 common units or, if such limited partner holds less than 1,000 common units, all the common units owned by such limited partner. The number of shares of common stock issuable upon redemption of common units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings.

Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;
•	result in our being owned by fewer than 100 persons (determined without reference to any rules of attribution);
•	result in our being “closely held” within the meaning of Section 856(h) of the Code; or
•	cause the acquisition of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock or common units for purposes of complying with the registration provisions of the Securities Act.

We, as the general partner, may, in our sole and absolute discretion, waive any of these restrictions.

The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a “publicly-traded partnership” taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;
•	all expenses relating to offerings and registration of securities;
•	all expenses associated with any repurchase by us of any securities;
•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;
•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;
•	all administrative costs and expenses, including salaries and other payments to directors, officers or employees;
•	all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;
•	all expenses incurred by us relating to any issuance or redemption of common units; and
•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our operating partnership or its subsidiaries.

General Partner Duties

Our directors and officers have duties under applicable Maryland law to oversee our management in a manner consistent with our best interests. At the same time, we, as the general partner, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. As the general partner, our duties to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, we, as the general partner, will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership’s property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by us, as the general partner, in our sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our operating partnership.

Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

LTIP units are a class of common units in our operating partnership and outstanding LTIP units will receive the same quarterly per-unit profit distributions as the other outstanding units in our operating partnership. Upon completion of this offering, we will issue an aggregate of           LTIP units to our three independent directors. LTIP units will not have full parity with other outstanding units with respect to liquidating distributions. Generally, under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the last revaluation of our operating partnership assets until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital accounts of holders of our other outstanding common units. Upon equalization of the capital accounts of the LTIP unit holders with the capital accounts of the other holders of our common units, the LTIP units will achieve full parity with our other common units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of common units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Allocations

Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in our operating partnership. All such allocations will be subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to (i) the difference between our predecessor’s adjusted tax basis in our portfolio and the proceeds from this offering that we contribute to our operating partnership in exchange for common units and (ii) contributed property acquired for common units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP units to equalize the capital accounts of such holders with the capital accounts of the holders of the other outstanding units in our operating partnership.

Amendments of the Partnership Agreement

We, as the general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

•	any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;
•	any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional common units pursuant to the partnership agreement;
•	any amendment that would alter our operating partnership’s allocations of profit and loss to the limited partners, other than with respect to the issuance of additional common units pursuant to the partnership agreement; or
•	any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership.

Indemnification and Limitation of Liability

The limited partners of our operating partnership expressly acknowledge that we, as the general partner, will act for the benefit of our operating partnership, the limited partners (including us) and our stockholders collectively and that we will be under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our operating partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our operating partnership on the other hand, we, as the general partner, will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided, however, that so long as we own a controlling interest in our operating partnership, any such conflict that we, as the general partner, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and we will not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

To the extent permitted by applicable law, the partnership agreement provides for the indemnification of us, as the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

•	the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;
•	the indemnitee actually received an improper personal benefit in money, property or services; or
•	in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

Similarly, we, as the general partner, and our officers, directors, agents or employees, will not be liable for monetary damages to our operating partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

Our operating partnership will continue indefinitely or until sooner dissolved upon:

•	the bankruptcy, dissolution, removal or withdrawal of us as the general partner (unless the limited partners elect to continue the partnership);
•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;
•	the redemption of all common units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more limited partners; or
•	an election by us in our capacity as the general partner.

Tax Matters

The partnership agreement provides that we, as the general partner, will be the tax matters partner of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the material U.S. federal income tax considerations that you, as a prospective investor, may consider relevant in connection with the purchase, ownership and disposition of our common stock. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the U.S. federal income tax laws, such as:

•	insurance companies;
•	tax-exempt organizations (except to the limited extent discussed in “—Taxation of Tax-Exempt Stockholders” below);
•	financial institutions or broker-dealers;
•	non-U.S. individuals and foreign corporations (except to the limited extent discussed in “—Taxation of Non-U.S. Stockholders” below);
•	U.S. expatriates;
•	persons who mark-to-market our common stock;
•	subchapter S corporations;
•	U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;
•	regulated investment companies and REITs;
•	trusts and estates;
•	persons who receive our common stock through the exercise of employee stock options or otherwise as compensation;
•	persons holding our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment;
•	persons subject to the alternative minimum tax provisions of the Code; and
•	persons holding our common stock through a partnership or similar pass-through entity.

This summary assumes that stockholders hold our shares as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, final, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this discussion. Future legislation, Treasury regulations, administrative interpretations and court decisions could change the current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU ARE URGED TO

CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, DISPOSITION AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of Our Company

We were organized on February 13, 2015 as a Maryland corporation. We have elected to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the completion of this offering. We intend to elect to be taxed as a REIT for U.S. federal income tax purposes commencing with our short taxable year ending December 31, 2015. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the U.S. federal income tax laws, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

In connection with this offering, we expect that Hunton & Williams LLP will render an opinion that, commencing with our short taxable year ending December 31, 2015, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the U.S. federal income tax laws for our taxable year ending December 31, 2015 and subsequent taxable years. Investors should be aware that Hunton & Williams LLP’s opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS, or any court and speaks as of the date issued. In addition, Hunton & Williams LLP’s opinion will be based on existing U.S. federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual results, certain qualification tests set forth in the U.S. federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton & Williams LLP’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which could require us to pay an excise or penalty tax (which could be material) in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see “— Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to U.S. federal tax in the following circumstances:

•	We will pay U.S. federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.
•	We may be subject to the “alternative minimum tax” on any items of tax preference including any deductions of net operating losses.
•	We will pay income tax at the highest corporate rate on:
•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.
•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.
•	If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “—Gross Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:
•	the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by
•	a fraction intended to reflect our profitability.
•	If we fail to distribute during a calendar year at least the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.
•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.
•	We will be subject to a 100% excise tax on transactions with any TRS we form in the future, that are not conducted on an arm’s-length basis.
•	If we fail to satisfy any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under “—Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.
•	If we acquire any asset from an entity treated as a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to such entity’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:
•	the amount of gain that we recognize at the time of the sale or disposition, and
•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.
•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements.”

•	The earnings of our lower-tier entities that are treated as C corporations, including any TRSs we form in the future, will be subject to U.S. federal corporate income tax.

In addition, notwithstanding our qualification as a REIT, we may also have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for U.S. federal income tax purposes. Moreover, as further described below, any TRSs we form in the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust, or association that meets each of the following requirements:

1.	It is managed by one or more trustees or directors.
2.	Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.
3.	It would be taxable as a domestic corporation, but for the REIT provisions of the U.S. federal income tax laws.
4.	It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.
5.	At least 100 persons are beneficial owners of its shares or ownership certificates.
6.	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.
7.	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.
8.	It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.
9.	It uses a calendar year for U.S. federal income tax purposes and complies with the recordkeeping requirements of the U.S. federal income tax laws.

We must meet requirements 1 through 4, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2016 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See “Description of Our Capital Stock—Restrictions on Ownership and Transfer.” We believe that we will issue sufficient stock with sufficient diversity of ownership in this offering to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate.

Qualified REIT Subsidiaries.   A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships.   An unincorporated domestic entity, such as a partnership or limited liability company that has a single owner, generally is not treated as an entity separate from its owner for U.S. federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see “—Asset Tests”) will be based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share will be based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we acquire an equity interest, directly or indirectly, including as a result of our Joint Venture Equity and Preferred Equity investments in partnerships and limited liability companies, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Our Joint Venture Equity and Preferred Equity investments will be in the form of limited partner or non-managing member interests in partnerships and limited liability companies. Although the character of our income and assets for purposes of REIT income and asset tests will depend upon those partnerships’ and limited liability companies’ income and assets, we will typically have limited control over the operations of the partnerships and limited liability companies that issue our Joint Venture Equity and Preferred Equity investments. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our qualification as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, a partnership or limited liability company could take an action which could cause us to fail a REIT gross income or asset test, and we may not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

Taxable REIT Subsidiaries.   A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the securities will automatically be treated as a TRS. We will not be treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us will be an asset in our hands, and we will treat the distributions paid to us from such TRS, if any, as income. This treatment may affect our compliance with the gross income and asset tests. Because we will not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake activities indirectly, such as earning fee income, that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs.

A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis.

A TRS may not directly or indirectly operate or manage any health care facilities or lodging facilities or provide rights to any brand name under which any health care facility or lodging facility is operated. A TRS is not considered to operate or manage a “qualified health care property” or “qualified lodging facility” solely because the TRS directly or indirectly possesses a license, permit, or similar instrument enabling it to do so.

Rent that we receive from a TRS will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under “—Gross Income Tests—Rents from Real Property.” If we lease space to a TRS in the future, we will seek to comply with these requirements.

We currently do not own any interests in a TRS. We may form one or more TRSs in the future.

Gross Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;
•	interest on debt secured by mortgages on real property, or on interests in real property;
•	dividends or other distributions on, and gain from the sale of, shares in other REITs;
•	gain from the sale of real estate assets;
•	income and gain derived from foreclosure property; and
•	income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of shares or securities, or any combination of these. Cancellation of indebtedness income and gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both gross income tests. In addition, income and gain from “hedging transactions” that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See “—Foreign Currency Gain.” The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property.   Although we do not anticipate owning real property directly, the partnerships and limited liability companies that will issue our Joint Venture Equity and Preferred Equity investments will own multifamily apartment properties, and we will be treated as receiving our proportionate share of their income, including any rents, for purposes of the 75% and 95% gross income tests. Rents that are treated as receiving from real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, subject the following conditions:

•	First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.
•	Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.
•	Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.
•	Fourth, we generally must not operate or manage real property or furnish or render services to our tenants, other than through an “independent contractor” who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income from the related properties.

Interest.   The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

•	an amount that is based on a fixed percentage or percentages of receipts or sales; and
•	an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying “rents from real property” if received directly by a REIT.

If a loan contains a provision that entitles a REIT to a percentage of the borrower’s gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property’s value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests.

Interest on debt secured by mortgages on real property or on interests in real property, including, for this purpose, prepayment penalties, loan assumption fees and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, under applicable Treasury Regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan determined as of: (i) the date we agreed to acquire or originate the loan; or (ii) as discussed further below, in the event of a “significant modification,” the date we modified the loan, then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements the 10% value test. See “—Asset Tests” below.

We intend to originate and acquire mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property, rather than by a direct mortgage of the real property. In Revenue Procedure 2003-65, the IRS established a safe harbor under which loans secured by a first priority security interest in ownership interests in a partnership or limited liability company owning real property will be treated as real estate assets for purposes of the REIT asset tests described below, and interest derived from those loans will be treated as qualifying income for both the 75% and 95% gross income tests, provided several requirements are satisfied.

Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Moreover, we expect that our mezzanine loans typically will not meet all of the requirements for reliance on the safe harbor. To the extent any mezzanine loans that we originate or acquire do not qualify for the safe harbor described above, the interest income from the loans will be qualifying income for purposes of the 95% gross income test, but there is a risk that such interest income will not be qualifying income for purposes of the 75% gross income test. We intend to invest in mezzanine loans in a manner that will enable us to satisfy the REIT gross income and asset tests.

There is limited case law and administrative guidance addressing whether instruments similar to our preferred equity investments and mezzanine loans will be treated as equity or debt for U.S. federal income tax purposes. We expect that our preferred equity investments generally will be treated as equity for U.S. federal income tax purposes and that our mezzanine loans generally will be treated as a debt for U.S. federal income tax purposes, but we do not anticipate obtaining private letter rulings from the IRS or opinions of counsel on the characterization of those investments for U.S. federal income tax purposes. If the IRS successfully asserts that a preferred equity investment is debt for U.S. federal income tax purposes, then that investment may be treated as producing interest income that would be qualifying income for the 95% gross income test, but not for the 75% gross income test. Alternatively, if a mezzanine loan is treated as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the mezzanine loan. As a result, we would not be treated as receiving interest income from the mezzanine loan, but rather we would be treated as receiving our proportionate share of the income of the entity that issued the mezzanine loan, and there can be no assurance that such an entity will not derive nonqualifying income for purposes of the 75% or 95% gross income test. If the IRS successfully challenges the classification of our preferred equity investments or mezzanine loans as debt or equity for U.S. federal income tax purposes, no assurance can be provided that will not fail to satisfy the 75% or 95% gross income test.

The terms of our mezzanine loans may in the future be modified. Under the Code, if the terms of a loan are modified in a manner constituting a “significant modification,” such modification triggers a deemed exchange of the original loan for the modified loan. IRS Revenue Procedure 2014-51 provides a safe harbor pursuant to which we will not be required to redetermine the fair market value of the real property securing a loan for purposes of the gross income and asset tests in connection with a loan modification that is: (i) occasioned by a borrower default; or (ii) made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. No assurance can be provided our loan modifications, if any, will qualify for the safe harbor in Revenue Procedure 2014-51. To the extent we significantly modify loans in a manner that does not qualify for that safe harbor, we will be required to redetermine the value of the real property securing the loan at the time it was significantly modified. In determining the value of the real property securing such a loan, we generally will not obtain third-party appraisals but rather will rely on internal valuations. No assurance can be provided that the IRS will not successfully challenge any such internal valuations.

If the terms of our mezzanine loans are significantly modified in a manner that does not qualify for the safe harbor in Revenue Procedure 2014-51 and the fair market value of the real property securing such loans has decreased significantly, we could fail the 75% gross income test, the 75% asset test and/or the 10% value test.

Dividends.   Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

Prohibited Transactions.   A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets, including the assets that will be held by the partnerships and limited liability companies that will issue our joint venture equity and preferred equity investments, will be held primarily for sale to customers and that a sale of any of those assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than two years;
•	the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;
•	either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year
•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and
•	if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the U.S. federal income tax laws prescribing when a property sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to the corporation at regular corporate income tax rates.

Fee Income.   Fee income generally will not be qualifying income for purposes of either the 75% or 95% gross income tests. Any fees earned by a TRS will not be included for purposes of the gross income tests.

Foreclosure Property.   We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75%

gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

•	that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;
•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and
•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;
•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or
•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions.   From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the indemnification requirements discussed below. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our operating partnership’s trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT.

Foreign Currency Gain.   Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under)

obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain “qualified business units” of a REIT. “Passive foreign exchange gain” will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Failure to Satisfy Gross Income Tests.   If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions are available if:

•	our failure to meet those tests is due to reasonable cause and not to willful neglect; and
•	following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the U.S. Treasury.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in “—Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables and money market funds and, in certain circumstances, foreign currencies;
•	government securities;
•	interests in real property, including leaseholds and options to acquire real property and leaseholds;
•	interests in mortgage loans secured by real property;
•	stock in other REITs; and
•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the 5% asset test.

Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer’s outstanding securities or 10% of the value of any one issuer’s outstanding securities, or the 10% vote test or 10% value test, respectively.

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs.

Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other non-TRS taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include shares in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:
•	a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and
•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.
•	Any loan to an individual or an estate;
•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;
•	Any obligation to pay “rents from real property”;
•	Certain securities issued by governmental entities;
•	Any security issued by a REIT;
•	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and debt securities of the partnership; and
•	Any debt instrument issued by an entity treated as a partnership for U.S. federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “—Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

We believe that our proposed investments will comply with the foregoing asset tests, and we intend to monitor compliance on an ongoing basis. However, independent appraisals will not be obtained to support our conclusions as to the value of our assets or the value of any particular investment. As described above, Revenue Procedure 2003-65 provides a safe harbor pursuant to which certain mezzanine loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test (and therefore, are not subject to the 5% asset test and the 10% vote or value test). See “—Gross Income Tests.” Although we anticipate that our mezzanine loans typically will not qualify for that safe harbor, we believe our mezzanine loans should be treated as qualifying assets for the 75% asset test or should be excluded from the definition of securities for purposes of the 10% vote or value test. We will originate and acquire mezzanine loans only to the extent such loans will not cause us to fail the asset tests described above.

Moreover, there is limited case law and administrative guidance addressing whether instruments similar to our preferred equity investments and mezzanine loans will be treated as equity or debt for U.S. federal income tax purposes. We expect that our preferred equity investments generally will be treated as equity for U.S. federal income tax purposes and that our mezzanine loans generally will be treated as a debt for U.S. federal income tax purposes, but we do not anticipate obtaining private letter rulings from the IRS or opinions of counsel on the characterization of those investments for U.S. federal income tax purposes. If the IRS successfully asserts a preferred equity investment is debt for U.S. federal income tax purposes, then that investment may be treated as a nonqualifying asset for purposes of the 75% asset test and would be subject to the 10% value test and the 5% asset test. It is possible that a preferred equity investment that is treated as debt for U.S. federal income tax purposes could cause us to fail one or more of those tests. Alternatively, if a mezzanine loan is treated as equity for U.S. federal income tax purposes, we would be treated as owning the assets held by the partnership or limited liability company that issued the mezzanine loan. If that partnership or limited liability company owned nonqualifying assets, we may not be able to satisfy all of the asset tests.

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and
•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (1) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the IRS and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

Distribution Requirements

Each year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:
•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and
•	90% of our after-tax net income, if any, from foreclosure property, minus
•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (1) are taxable to the stockholders in the year in which paid, and the distributions in clause (2) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,
•	95% of our REIT capital gain net income for such year, and
•	any undistributed taxable income from prior periods.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated taxable income or gain from an entity in which we have made a Joint Venture Equity or Preferred Equity investment that exceeds the cash distributions we receive from the entity. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

We may satisfy the 90% distribution test with taxable distributions of our stock or debt securities. The IRS has issued private letter rulings to other REITs treating certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for U.S. federal income tax purposes. Those rulings may be relied upon only by taxpayers whom they were issued, but we could request a similar ruling from the IRS. In addition, the IRS previously issued a revenue procedure creating a safe harbor authorizing publicly traded REITs to make elective cash/stock dividends, but that safe harbor has expired. Accordingly, it is unclear whether and to what extent we will be able to make taxable dividends payable in cash and stock. We have no current intention to make a taxable dividend payable in our stock.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “—Gross Income Tests” and “—Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to U.S. federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the U.S. federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

As used herein, the term “U.S. stockholder” means a holder of our common stock that for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;
•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;
•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•	any trust if (1) a court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our common stock by the partnership.

As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations.

A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 20%

tax rate for “qualified dividend income.” The maximum tax rate for qualified dividend income received by U.S. stockholders taxed at individual rates is 20%. The maximum tax rate on qualified dividend income is lower than the maximum tax rate on ordinary income, which is currently 39.6%. Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “—Taxation of Our Company” above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends will be taxed at the higher tax rate applicable to ordinary income. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (1) attributable to dividends received by us from non-REIT corporations, including a TRS, and (2) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on dividends received from us.

A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our common stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See “—Capital Gains and Losses.” A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s common stock. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Common Stock.   A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held our common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses.   A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 39.6%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property. Individuals, trusts and estates whose income exceeds certain thresholds are also subject to a 3.8% Medicare tax on gain from the sale of our common stock.

With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

New Legislation Relating to Foreign Accounts.   Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate generally will be imposed on dividends paid to certain U.S. stockholders who own our common stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for payments made after December 31, 2016, on proceeds from the sale of our common stock received by U.S. stockholders who own our common stock through foreign accounts or foreign intermediaries. If payment of withholding taxes is required, non-U.S. holders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of common stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the “debt-financed property” rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our capital stock only if:

•	the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;
•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and
•	either:
•	one pension trust owns more than 25% of the value of our capital stock; or
•	a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

Taxation of Non-U.S. Stockholders

The term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for U.S. federal income tax purposes) or a tax-exempt stockholder. The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and disposition of our common stock, including any reporting requirements.

Distributions.   A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN or W-8BEN-E evidencing eligibility for that reduced rate with us;
•	the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected income; or
•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of its common stock. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. We must withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

However, if our common stock is regularly traded on an established securities market in the United States, capital gain distributions on our common stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as the non-U.S. stockholder did not own more than 5% of our common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States immediately following this offering. If our common stock is not regularly traded on an established securities market in the United States, capital gain distributions that are attributable to our sale of USRPIs will be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Dispositions.   Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our common stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT’s assets are USRPI, then the REIT will be a United States real property holding corporation. We anticipate that we will be a

United States real property holding corporation based on our investment strategy. However, even if we are a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our common stock if we are a “domestically controlled qualified investment entity.”

A “domestically controlled qualified investment entity” includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met.

If our common stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to our common stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells our common stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if (1) our common stock is treated as being regularly traded under applicable Treasury Regulations on an established securities market and (2) the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. As noted above, we anticipate that our common stock will be regularly traded on an established securities market immediately following this offering.

If the gain on the sale of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In addition, distributions that are subject to tax under FIRPTA also may be subject to a 30% branch profits tax when made to a non-U.S. stockholder treated as a corporation (under U.S. federal income tax principles) that is not otherwise entitled to treaty exemption. Finally, if we are not a domestically controlled qualified investment entity at the time our stock is sold and the non-U.S. stockholder does not qualify for the exemptions described in the preceding paragraph, under FIRPTA the purchaser of our common stock also may be required to withhold 10% of the purchase price and remit this amount to the IRS on behalf of the selling non-U.S. stockholder.

With respect to individual non-U.S. stockholders, even if not subject to FIRPTA, capital gains recognized from the sale of our common stock will be taxable to such non-U.S. stockholder if he or she is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and some other conditions apply, in which case the non-resident alien individual may be subject to a U.S. federal income tax on his or her U.S. source capital gain.

New Legislation Related to Foreign Accounts.   Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on the common stock received by certain non-U.S. stockholders if they held our stock through foreign entities that fail to meet certain disclosure requirements related to U.S. persons that either have accounts with such entities or own equity interests in such entities. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed on proceeds from the sale of the common stock received after December 31, 2016.

Information Reporting Requirements and Withholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or
•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any partnerships or limited liability companies, such as the entities that will issue our Joint Venture Equity and Preferred Equity investments, that we form or acquire (each individually a “Partnership” and, collectively, the “Partnerships”). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships.   We will include in our income our distributive share of each Partnership’s income and deduct our distributive share of each Partnership’s losses only if such Partnership is classified for U.S. federal income tax purposes as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner for U.S. federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for U.S. federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification (the “check-the-box regulations”); and
•	is not a “publicly-traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership (or an entity that is disregarded for U.S. federal income tax purposes if the entity is treated as having only one owner or member for U.S. federal income tax purposes) for U.S. federal income tax purposes. Our operating partnership intends to be classified as a partnership for U.S. federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or (the “90% passive income exception”). Treasury Regulations provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We expect that our operating partnership and any other partnership or limited liability company in which we own an interest will qualify for the private placement exception.

We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for U.S. federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for U.S. federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See “—Gross Income Tests” and “—Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “—Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and their Partners

Partners, Not the Partnerships, Subject to Tax.   A partnership is not a taxable entity for U.S. federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations.   Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the U.S. federal income tax laws governing partnership allocations. If an allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the U.S. federal income tax laws governing partnership allocations.

Tax Allocations With Respect to Partnership Properties.   Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of the unrealized gain or unrealized loss (“built-in gain” or “built-in loss”) is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a “book-tax difference”). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. A book-tax difference generally is decreased on an annual basis as a result of depreciation deductions to the contributing partner for book purposes but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. We anticipate that our operating partnership will have a tax basis in our initial assets that is equal to their fair market value, but assets may be contributed to our operating partnership in the future in carryover basis transactions, which would result in a book-tax difference. As a result of a book-tax difference on any asset contributed in the future, we would have a lower adjusted tax basis with respect to that portion of our operating partnership’s assets than we would have with respect to assets having a tax basis equal to fair market value at the time of acquisition. This would result in lower depreciation deductions with respect to the portion of our operating partnership’s assets attributable to such contributions, which could cause us to be allocated tax gain in excess of book gain in the event of a property disposition.

The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis of contributed properties in the hands of our operating partnership (1) could cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding benefit to the contributing partners. An allocation described in (2) above might cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which may adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends. We have not yet decided what method our operating partnership will use to account for book-tax differences.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or built-in loss on those properties for U.S. federal income tax purposes. The partners’ built-in gain or built-in loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the “book-tax difference.” See “—Income Taxation of the Partnerships and their Partners—Tax Allocations With Respect to Partnership Properties.” Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “—Gross Income Tests.” We do not presently intend to acquire or hold, or to acquire an interest in any Partnership that holds or will acquire, any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Legislative or Other Actions Affecting REITs

The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. Additionally, several of the tax considerations described herein are currently under review and are subject to change. Prospective stockholders are urged to consult with their own tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our common stock.

State and Local Taxes

We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our common stock.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under ERISA and the prohibited transaction provisions of the Code that may be relevant to a prospective purchaser, including plans and arrangements subject to the fiduciary rules of ERISA (“ERISA Plans”); plans and accounts that are subject to the prohibited transaction rules of Section 4975 of the Code, including IRAs, Keogh plans, and medical savings accounts and any entity that is deemed to hold “plan assets” by virtue of investments in such entity by ERISA Plans and plans subject to Section 4975 of the Code (together with ERISA Plans and plans subject to Section 4978 of the Code and such entities, “Benefit Plans” or “Benefit Plan Investors”); and governmental plans, church plans, and foreign plans that are exempt from ERISA and the prohibited transaction provisions of the Code but that may be subject to state law or other requirements, which we refer to as Other Plans. This discussion does not address all the aspects of ERISA, the Code or other laws that may be applicable to a Benefit Plan or Other Plan, in light of their particular circumstances.

In considering whether to invest a portion of the assets of a Benefit Plan or Other Plan, fiduciaries should consider, among other things, whether the investment:

•	will be consistent with applicable fiduciary obligations;
•	will be in accordance with the documents and instruments covering the investments by such plan, including its investment policy;
•	in the case of an ERISA plan, will satisfy the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other provisions of the Code and ERISA;
•	will impair the liquidity of the Benefit Plan or Other Plan;
•	will result in unrelated business taxable income to the plan; and
•	will provide sufficient liquidity, as there may be only a limited market to sell or otherwise dispose of our stock.

ERISA and the corresponding provisions of the Code prohibit a wide range of transactions involving the assets of the Benefit Plan and persons who have specified relationships to the Benefit Plan, who are “parties in interest” within the meaning of ERISA and, “disqualified persons” within the meaning of the Code. Thus, a designated plan fiduciary of a Benefit Plan considering an investment in our shares should also consider whether the acquisition or the continued holding of our shares might constitute or give rise to a prohibited transaction. Fiduciaries of Other Plans should satisfy themselves that the investment is in accord with applicable law.

Section 3(42) of ERISA and regulations issued by the Department of Labor provide guidance on the definition of plan assets under ERISA. These regulations also apply under the Code for purposes of the prohibited transaction rules. Under the regulations, if a plan acquires an equity interest in an entity which is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the plan’s assets would include both the equity interest and an undivided interest in each of the entity’s underlying assets unless an exception from the plan asset regulations applies.

The regulations define a publicly-offered security as a security that is:

•	“widely-held;”
•	“freely-transferable;” and
•	either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or sold in connection with an effective registration statement under the Securities Act, provided the securities are registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of the fiscal year of the issuer during which the offering occurred.

The regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be widely held because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. As of, 2015, our common stock is held by 100 or more independent investors.

The regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all relevant facts and circumstances. If a security is part of an offering in which the minimum investment is $10,000 or less, the regulations provide that certain restrictions ordinarily will not, alone or in combination, affect the determination of whether a security is freely transferable. The restrictions identified in the regulations which will not ordinarily prevent a security from being freely transferable include:

•	any restriction on or prohibition against any transfer or assignment that would result in the termination or reclassification of an entity for federal or state tax purposes, or that otherwise would violate any federal or state law or court order;
•	any requirement that advance notice of a transfer or assignment be given to the issuer;
•	any administrative procedure that establishes an effective date, or an event, such as completion of an offering, prior to which a transfer or assignment will not be effective;
•	any restriction on or prohibition against any transfer or assignment to an ineligible or unsuitable investor; and
•	any limitation or restriction on transfer or assignment that is not imposed by the issuer or a person acting on behalf of the issuer.

We believe that the restrictions imposed under our charter on the ownership and transfer of our common stock should not prevent our common stock from being freely transferable for purposes of the Department of Labor plan asset regulations. However, no assurance can be given that the Department of Labor or the Treasury Department will not reach a contrary conclusion.

We intend that shares of our common stock to be sold in connection with an effective registration statement under the Securities Act of 1933, are registered under Section 12(g) of the Exchange Act, and shares of our common stock will be registered under Section 12(g) of the Exchange Act at the completion of this offering. We believe that registration under the Exchange Act on that basis should satisfy the requirements of the “publicly-offered securities” exception.

If the underlying assets of our company were treated by the Department of Labor as “plan assets,” the management of our company would be treated as fiduciaries with respect to Benefit Plan stockholders and the prohibited transaction restrictions of ERISA and the Code could apply to transactions involving our assets and transactions with “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in Section 4975 of the Code) with respect to Benefit Plan stockholders. If the underlying assets of our company were treated as “plan assets,” an investment in our company also might constitute an improper delegation of fiduciary responsibility to our company under ERISA and expose the ERISA Plan fiduciary to co-fiduciary liability under ERISA and might result in an impermissible commingling of plan assets with other property.

If a prohibited transaction were to occur, an excise tax equal to 15% of the amount involved would be imposed under the Code, with an additional 100% excise tax if the prohibited transaction is not “corrected.” Such taxes will be imposed on any disqualified person who participates in the prohibited transaction. In addition, our Manager, and possibly other fiduciaries of Benefit Plan stockholders subject to ERISA who permitted such prohibited transaction to occur or who otherwise breached their fiduciary responsibilities, could be required to restore to the plan any losses suffered by the ERISA Plan or any profits realized by these fiduciaries as a result of the transaction or beach. With respect to an IRA or similar account that invests in our company, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiary, would cause the IRA to lose its tax-exempt status. In that event, the IRA or other account owner generally would be taxed on the fair market value of all the assets in the account as of the first day of the owner’s taxable year in which the prohibited transaction occurred.

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten initial public offering in which           is acting as representative of the underwriters. We and our Manager have entered into an underwriting agreement with          , acting as representative of the underwriters named below, with respect to the common stock being offered hereby. Subject to the terms and conditions contained in the underwriting agreement, each underwriter has severally agreed to purchase the respective number of shares of our common stock set forth opposite its name below:

Underwriters	Number of Shares

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of our common stock in this offering if any are purchased, other than those shares covered by the overallotment option we describe below. We have granted to the underwriters a 30-day option to purchase up to           additional shares from us at the initial public offering price less the underwriting discount and commissions. The option may be exercised only to cover overallotments, if any. If any shares are purchased with this overallotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Our common stock is being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and the satisfaction of other conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us are true and the agreements have been performed;
•	there is no material adverse change in the financial markets or in our business; and
•	we deliver the customary closing documents.

The underwriters propose to offer shares of our common stock directly to the public at the initial public offering price per share shown on the front cover of this prospectus and to certain dealers at that price less a concession not in excess of $          per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price per share. After this offering, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters. The representatives have advised us that the underwriters do not intend to confirm discretionary sales in excess of 5% of the shares of our common stock offered in this offering.

The following table shows the per share and total underwriting discount and commissions that we will pay to the underwriters at closing and the proceeds (before expenses) that we will receive from the sale of our common stock in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ overallotment option.

	No Exercise	Full Exercise
Underwriting discount per share	$	$
Total underwriting discount	$	$
Proceeds to us before expenses	$	$

We estimate that the total expenses of this offering payable by us (exclusive of the underwriting discount and commissions) will be approximately $       .

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to the underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed to indemnify the underwriters, their affiliates and persons who control the underwriters, against certain liabilities, including liabilities under the Securities Act, and if we are unable to provide this indemnification, to contribute to payments that the underwriters may be required to make in respect of these liabilities.

We, our Manager and our Operating Partnership have, and each of our executive officers and directors, each executive officer of our Manager, and each of the contributing investors has, agreed to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representative, directly or indirectly, not to (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock, whether such transaction described in clauses (i) or (ii) above is to be settled by delivery of our common stock or such other securities, in cash or otherwise, (iii) file any registration statement with the SEC relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or (iv) publicly announce an intention to effect any transaction specified in clauses (i), (ii) or (iii) above.

The restrictions contained in the preceding paragraph shall not apply to (i) any grants made by us pursuant to the equity incentive plans (or the filing of a registration statement on Form S-8 to register shares of our common stock issuable under the 2015 Incentive Plan), or (ii) transfers of shares of our common stock or any security convertible into shares of our common stock by any of our directors, executive officers, or any director or executive officer of our Manager as a bona fide gift, or by will or intestate succession to such director, executive officer or stockholder’s family or to a trust, the beneficiaries of which are exclusively such director, executive officer or stockholder or members of such director, executive officer or stockholder’s family; provided that in the case of any transfer or distribution pursuant to clause (ii), each donee or distributee shall sign and deliver a lock-up letter substantially in the form of this letter and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of our common stock shall be required or shall be voluntarily made during the restricted period.

We intend to apply to list our common stock listed on the NASDAQ under the symbol “RMI.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the NASDAQ.

Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives. In determining the initial public offering price, we and the representatives consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;
•	our prospects and the history and prospects for the industry in which we compete;
•	an assessment of our management;
•	our prospects for future earnings;
•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded shares of the common stock of generally comparable companies; and
•	other factors deemed relevant by the representatives and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for shares of our common stock, or that the shares will trade in the public market at or above the initial public offering price.

In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of our common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.
•	Overallotment transactions involve sales by the underwriters of shares of our common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares of our common stock overallotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any short position by exercising their overallotment option and/or purchasing shares in the open market.
•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the overallotment option. If the underwriters sell more shares than could be covered by exercise of the overallotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.
•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. The underwriters are not required to engage in these activities. If these activities are commenced, they may be discontinued by the underwriters without notice at any time. These transactions may be effected on the NASDAQ, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Hunton & Williams LLP. The statements under the caption “Material U.S. Federal Income Tax Considerations” as they relate to federal income tax matters have been reviewed by Hunton & Williams LLP, and Hunton & Williams LLP has opined as to certain income tax matters relating to an investment in our common stock. Certain legal matters will be passed upon for the underwriters by                            . Venable LLP will pass upon the validity of the shares of our common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

The financial statements of RB Multifamily Investors LLC as of December 31, 2014 and 2013 and for the period from July 24, 2013 (inception) through December 31, 2013 and the year ended December 31, 2014; the financial statement of Station at Mason Creek for the year ended December 31, 2012; the financial statement of The Flats @ 55Twelve for the year ended December 31, 2013; the financial statement of Two Addison Place for the nine months ended September 30, 2014; and the financial statement of Terraces at Lake Mary for the year ended December 31, 2014 appearing in this prospectus have been audited by HLB Gross Collins, P.C., an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-11, as amended, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, portions of which have been omitted as permitted by the rules and regulations of the SEC. Statements contained in this prospectus as to the content of any contract or other document filed as an exhibit to the registration statement are necessarily summaries of such contract or other document, with each such statement being qualified in all respects by such reference and the schedules and exhibits to this prospectus. For additional information regarding our company and the shares of our common stock offered by this prospectus, reference is made by this prospectus to the registration statement and such schedules and exhibits.

We will provide to each person, including any beneficial owner, to whom our prospectus is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into our prospectus but not delivered with our prospectus. To receive a free copy of any of the documents incorporated by reference in our prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:

RiverBanc Multifamily Investors, Inc.
227 West Trade Street
Suite 900
Charlotte, North Carolina 28202
(980) 224-4180

The registration statement and the schedules and exhibits forming a part of the registration statement filed by us with the SEC can be inspected and copies can be obtained from the SEC at Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of such materials can be obtained from the Public Reference Section of the SEC, Room 1580, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. In addition, the SEC maintains a website that contains reports, proxies and information statements and other information regarding our company and other registrants that have been filed electronically with the SEC. The address of that website is http://www.sec.gov.

RiverBanc Multifamily Investors, Inc.

Unaudited Pro Forma Consolidated Financial Statements

RiverBanc Multifamily Investors, Inc. (together with its consolidated subsidiaries, the “Company,” “we,” “our” or “us”) is a Maryland corporation that was formed on February 13, 2015 to succeed to the business of RB Multifamily Investors LLC, a Delaware limited liability company (“RMI LLC” or our “Predecessor”). The Company has not had any corporate activity since our formation other than (i) the issuance of 1,000 shares of common stock, par value $0.01 per share (“Common Stock”), for $1,000 in cash in connection with the Company’s initial capitalization and (ii) activities in preparation for the Company’s initial public offering of its common stock (the “Offering”) and the formation transactions. RiverBanc Multifamily LP (our “Operating Partnership”) was formed as a Delaware limited partnership on March 6, 2015. Upon completion of the Offering and the related formation transactions, we expect our operations to be carried on through our Operating Partnership. At such time, the Company will be the sole general partner of, and will have control of, our Operating Partnership, and we will own ___% of our Operating Partnership on a fully diluted basis. Accordingly, we will consolidate the assets, liabilities and results of operations of our Operating Partnership.

The accompanying pro forma consolidated financial statements include the operations and assets of our Predecessor. Concurrently with the completion of the Offering, Donlon Family LLC (“Donlon”), New York Mortgage Trust, Inc. (“NYMT”) and JMP Holding LLC (“JMP” and together with Donlon and NYMT, the “Contributing Investors”) will contribute to us and we will acquire (i) 100% of the common equity ownership interests in our Predecessor in exchange for an aggregate of           shares of our common stock and (ii) certain preferred equity ownership interests (having an aggregate liquidation preference of $          million) in our predecessor in exchange for an aggregate of           shares of our common stock. Substantially concurrent with the consummation of this contribution transaction, the preferred equity interests that we acquire in our predecessor will be converted to a common equity interest, at which time we will contribute this 100% common equity interest in our predecessor to our operating partnership in exchange for           common units. Upon completion of the Offering and the formation transactions, affiliates of Ellington Management Group, L.L.C. will continue to hold preferred equity interests, having an aggregate liquidation preference of approximately $          million, in our Predecessor, which we sometimes refer to as the “subsidiary preferred units.” As a result of the consummation of this contribution transaction, the Operating Partnership will own a 100% common equity interest in our Predecessor. In addition, as part of the formation transactions, RB Commercial Mortgage LLC, an affiliate of NYMT, will contribute and we will acquire all of RB Commercial Mortgage LLC’s interests in five preferred equity investments in five multifamily apartment properties and one mezzanine loan in one multifamily apartment property in exchange for an aggregate of shares of our common stock. Substantially concurrent with the consummation of this contribution transaction, we will contribute our interests in these assets to the Operating Partnership in exchange for           common units. As a result, upon completion of the Offering and our formation transactions, we will own joint venture equity interests in joint ventures that own five multifamily apartment properties with an aggregate of 1,336 apartment units, preferred equity interests in six multifamily apartment properties with an aggregate of 2,813 apartment units and four mezzanine loans secured by four multifamily apartment properties with an aggregate of 1,066 apartment units.

The unaudited pro forma consolidated financial statements have been derived from our Predecessor’s historical financial statements included elsewhere in this prospectus. The unaudited pro forma consolidated balance sheet as of December 31, 2014 is presented to reflect adjustments to the Predecessor’s historical balance sheet as of December 31, 2014 as if the Offering and the related formation transactions were completed on December 31, 2014. The unaudited pro forma consolidated statements of operations for the year ended December 31, 2014 is presented as if the Offering and the related formation transactions were completed on January 1, 2014.

The following unaudited pro forma consolidated financial statements should be read in conjunction with (i) the Predecessor’s historical financial statements at December 31, 2014 and 2013 and for the year ended December 31, 2014 and the period from July 24, 2013 (inception) to

December 31, 2013 and the related notes thereto and (ii) the “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” sections in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma consolidated financial statements are presented for informational purposes only and are not necessarily indicative of (1) what our actual financial position would have been as of December 31, 2014 assuming the Offering and the related formation transactions had all been completed on December 31, 2014, (2) what actual results of operations would have been for the year ended December 31, 2014 assuming the Offering and the related formation transactions were completed as of the beginning of the period presented or (3) our future results of operations or financial condition as of any future date or for any future period, as applicable.

RiverBanc Multifamily Investors, Inc.
Unaudited Pro Forma Consolidated Balance Sheet
As of December 31, 2014

	RiverBanc Multifamily Investors, Inc.		Predecessor		Acquisitions		Pro Forma Before Offering		Proceeds From Offering		Other Pro Forma Adjustments		Company Pro Forma
	(a)		(b)		(c)				(d)		(e)
ASSETS:
Investments in Unconsolidated Real Estate Entities	$		$		$		$		$		$		$
Investment in Unconsolidated Real Estate Entity Held for Disposition
Investments in Real Estate Preferred Equity and Debt
Cash and Cash Equivalents
Investment Deposit
Accrued Interest Receivable
Other Assets
TOTAL ASSETS	$		$		$		$		$		$		$

LIABILITIES AND EQUITY:

LIABILITIES:
Preferred Members’ Dividend Payable		$—		$—		$—		$—		$—		$—		$—
Deferred Revenue		—		—		—		—		—		—		—
Accrued Expenses and Other Liabilities		—		—		—		—		—		—		—
Management Fee Payable		—		—		—		—		—		—		—
TOTAL LIABILITIES		—		—		—		—		—		—		—

EQUITY:
Common Stock, $0.01 par value		—		—		—		—		—		—		—
Additional Paid-In Capital		—		—		—		—		—		—		—
Retained Earnings (Accumulated Deficit)		—		—		—		—		—		—		—
Preferred Members’ Equity (Liquidation preference of $34,963,402)		—		—		—		—		—		—		—
Common Members’ Equity		—		—		—		—		—		—		—
TOTAL EQUITY		—		—		—		—		—		—		—
TOTAL LIABILITIES AND EQUITY		$—		$—		$—		$—		$—		$—		$—

See accompanying notes to the pro forma consolidated balance sheet.

RiverBanc Multifamily Investors, Inc.
Notes to Unaudited Pro Forma Consolidated Balance Sheet
As of December 31, 2014

(a)	Represents the pro forma consolidated balance sheet of RiverBanc Multifamily Investors, Inc. and subsidiaries as of December 31, 2014. RiverBanc Multifamily Investors, Inc. was formed on February 13, 2015 and has had no activity since its inception other than the issuance of 100 shares of common stock for $10 per share that was initially funded on March 16, 2015 by the sole shareholder, Kevin Donlon.
(b)	Represents a historical balance sheet of our Predecessor, RB Multifamily Investors LLC, as of December 31, 2014.
(c)	Represents the purchase of the following investments:
a.	Orlando Property
b.	Atlanta Property
(d)	Reflects gross proceeds from the Offering of $ million, which will be reduced by $ million to reflect underwriters’ discounts and commissions and other costs of the Offering payable by us, resulting in net proceeds to us of $ million. These costs will be charged against the gross offering proceeds upon completion of the Offering. As of December 31, 2014, $ million of these costs had been incurred by our Predecessor. A summary is as follows (in thousands):
Gross Proceeds:	$
Less:
Underwriters’ Discount:
Offering Costs Incurred by our Predecessor through , 2015
Net Proceeds	$
(e)	Adjustments for common stock issued in formation transactions and elimination of NYMT preferred equity ownership interests in exchange for our common stock.

RiverBanc Multifamily Investors, Inc.
Unaudited Pro Forma Consolidated Statements of Operations
For Year Ended December 31, 2014

	RiverBanc Multifamily Investors, Inc.	Predecessor	Pro Forma Joint Venture Investment Activity	Pro Forma Preferred Equity Investment Activity	Pro Forma Mezzanine Loan Investment Activity	Company Pro Forma
	(A)	(B)	(C)	(D)	(E)
REVENUES:
Equity in Loss of Unconsolidated Real Estate Entities	$	$	$	$	$	$
Equity in Loss of Unconsolidated Real Estate Entity
Held for Disposition
Interest Income
TOTAL REVENUES

EXPENSES:
Management Fees
Professional Fees and Other Expenses
TOTAL EXPENSES

Net Loss

Preferred Members’ Dividend

Net Loss Available to Common Members	$	$	$	$	$	$

See accompanying notes to the pro forma consolidated statements of operations.

RiverBanc Multifamily Investors, Inc.
Notes to Unaudited Pro Forma Consolidated Statements of Operations
For Year Ended December 31, 2014

(A)	Represents the pro forma consolidated statement of operations of RiverBanc Multifamily Investors, Inc. and subsidiaries for the year ended December 31, 2014.
(B)	Represents the historical statement of operations of our Predecessor for the year ended December 31, 2014.
(C)	Represents the purchase of the following joint venture investments as if these assets had been acquired and recorded on January 1, 2014 under the equity method:
a.	Raleigh/Durham Property
b.	Myrtle Beach Property
c.	Savannah Property
d.	Orlando Property.
(D)	Represents adjustments to reflect the minimum yield to us as the preferred equity investor for the year ended December 31, 2014 less historical minimum yield earned, as calculated below:
Minimum Yield on Preferred Equity Investments	$0
Less: Predecessor Minimum Yield Earned	0
Pro Forma Preferred Equity Investment Activity	0
$0
(D)	Represents adjustments to reflect the interest income earned on mezzanine loan investments for the year ended December 31, 2014 less historical interest income, as calculated below:
Interest Income from Mezzanine Loan Investments	$0
Less: Predecessor Interest Income	0
Pro Forma Mezzanine Loan Investment Activity	$0

RiverBanc Multifamily Investors, Inc. Predecessor Financial Statements

Independent Auditors’ Report

To the Members of
RB Multifamily Investors LLC

We have audited the accompanying financial statements of

RB MULTIFAMILY INVESTORS LLC

which comprise the balance sheets as of December 31, 2014 and 2013, and the related statements of operations, changes in members’ equity and cash flows for the period from July 24, 2013 (inception) through December 31, 2013 and the year ended December 31, 2014, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RB Multifamily Investors LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the period from July 24, 2013 (inception) through December 31, 2013 and the year ended December 31, 2014, accordance with accounting principles generally accepted in the United States of America.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2015

RB Multifamily Investors LLC
(a Delaware Limited Liability Company)

Balance Sheets
December 31, 2014 and 2013

	2014	2013
ASSETS:
Investments in Unconsolidated Real Estate Entities	$26,998,011	$5,609,344
Investment in Unconsolidated Real Estate Entity Held for Disposition	—	2,471,962
Investments in Real Estate Preferred Equity and Debt	18,674,156	—
Cash and Cash Equivalents	1,688,763	40,781
Investment Deposit	840,000	—
Accrued Interest Receivable	121,336	—
Other Assets	12,897	—
TOTAL ASSETS	$48,335,163	$8,122,087

LIABILITIES AND MEMBERS’ EQUITY:

LIABILITIES:
Preferred Members’ Dividend Payable	$671,045	$—
Deferred Revenue	160,724	—
Accrued Expenses and Other Liabilities	75,310	2,435
Management Fee Payable	70,277	—
TOTAL LIABILITIES	977,356	2,435

MEMBERS’ EQUITY:
Preferred Members’ Equity (Liquidation preference of $34,963,402)	34,877,402	—
Common Members’ Equity	12,480,405	8,119,652
TOTAL MEMBERS’ EQUITY	47,357,807	8,119,652
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$48,335,163	$8,122,087

See accompanying notes to the financial statements.

RB Multifamily Investors LLC
(a Delaware Limited Liability Company)

Statements of Operations
Year Ended December 31, 2014 and the Period from
July 24, 2013 (Inception) to December 31, 2013

	2014	2013
REVENUES:
Equity in Loss of Unconsolidated Real Estate Entities	$(5,449,933)	$(1,390,656)
Equity in Loss of Unconsolidated Real Estate Entity Held for Disposition	(11,185)	(28,038)
Interest Income	660,248	—
TOTAL REVENUES	(4,800,870)	(1,418,694)

EXPENSES:
Management Fees	109,676	—
Professional Fees and Other Expenses	57,768	11,654
TOTAL EXPENSES	167,444	11,654

Net Loss	(4,968,314)	(1,430,348)

Preferred Members’ Dividend	(921,045)	—

Net Loss Available to Common Members	$(5,889,359)	$(1,430,348)

See accompanying notes to the financial statements.

RB Multifamily Investors LLC
(a Delaware Limited Liability Company)

Statements of Changes in Members’ Equity
Year Ended December 31, 2014 and the Period from
July 24, 2013 (Inception) to December 31, 2013

	Preferred Members’ Equity	Common Members’ Equity	Total Members’ Equity
Balance - July 24, 2013	$—	$—	$—

Capital Contributions	—	9,550,000	9,550,000

Net Loss Available to Common Members	—	(1,430,348)	(1,430,348)

Balance - December 31, 2013	—	8,119,652	8,119,652

Capital Contributions	34,963,402	12,950,000	47,913,402

Net Loss Available to Common Members	—	(5,889,359)	(5,889,359)

Distributions/Redemptions	—	(2,699,888)	(2,699,888)

Preferred Equity Issuance Costs	(86,000)	—	(86,000)

Balance - December 31, 2014	$34,877,402	$12,480,405	$47,357,807

See accompanying notes to the financial statements.

RB Multifamily Investors LLC
(a Delaware Limited Liability Company)

Statements of Cash Flows
Year Ended December 31, 2014 and the Period from
July 24, 2013 (Inception) to December 31, 2013

	2014	2013
Cash flows from Operating Activities:
Net Loss	$(4,968,314)	$(1,430,348)
Adjustments to Reconcile Net Loss to
Net Cash Provided by (Used in) Operating Activities:
Equity in Loss of Unconsolidated Real Estate Entities	5,449,933	1,390,656
Equity in Loss of Unconsolidated Real Estate Entity Held for Disposition	11,185	28,038
Changes in Assets and Liabilities:
Accrued Interest Receivable	(121,336)	—
Other Assets	(12,897)	—
Deferred Revenue	160,724	—
Management Fee Payable	70,277	—
Accrued Expenses and Other Liabilities	72,875	2,435
Net Cash Provided by (Used in) Operating Activities	662,447	(9,219)

Cash Flows from Investing Activities:
Purchase of Investments	(46,382,457)	(9,500,000)
Investment Deposit	(840,000)	—
Return of Capital from Investments in Unconsolidated Real Estate Entities	491,374	—
Return of Capital from Investments in Real Estate Preferred Equity and Debt	378,326	—

Net Cash Used in Investing Activities	(46,352,757)	(9,500,000)

Cash Flows from Financing Activities:
Preferred Members’ Contributions, net of Equity Issuance Costs	34,877,402	—
Preferred Members’ Dividend	(250,000)	—
Common Members’ Contributions	12,950,000	9,550,000
Common Members’ Distributions	(239,110)	—
Proceeds from Loan	4,339,500	—
Repayment of Loan	(4,339,500)	—

Net Cash Provided by Financing Activities	47,338,292	9,550,000

Net Change in Cash and Cash Equivalents	1,647,982	40,781

Cash and Cash Equivalents - Beginning of Period	40,781	—

Cash and Cash Equivalents - End of Period	$1,688,763	$40,781

Supplemental Disclosures
Cash Paid for Interest	$6,027	$—

Non-Cash Activity:
Preferred Members’ Dividend Payable	$671,045	$—
Distribution of Investment	$2,460,778	$—

See accompanying notes to the financial statements.

RB Multifamily Investors LLC
(A Delaware Limited Liability Company)

Notes to Financial Statements
Year Ended December 31, 2014 and the Period from
July 24, 2013 (Inception) to December 31, 2013

Note 1 — Organization and Nature of Business

RB Multifamily Investors LLC (the “Company”) is a Delaware limited liability company, which was formed on July 24, 2013. The purpose of the Company is to invest in multifamily apartment properties located in selected markets in the United States. The Company’s investments are in the form of equity, preferred equity and mezzanine loans.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results may differ from those estimates.

Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories.

•	Level 1- Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;
•	Level 2- Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and
•	Level 3- Prices or valuation techniques where little or no market data is available that requires inputs that are significant to the fair value measurement and unobservable.

If the inputs used to measure the fair value fall within different levels of the hierarchy, the fair value is determined based upon the lowest level input that is significant to the fair value measurement. The Company uses internal models and data to determine fair value and, therefore, its fair value measurements are classified within Level 3 of the fair value hierarchy.

Investments in Unconsolidated Real Estate Entities

The Company first analyzes its equity investments in real estate entities to determine if the real estate entity is a variable interest entity (a “VIE”) in accordance with ASC 810 and if so, whether the Company is the primary beneficiary requiring consolidation. A VIE is an entity that has (i) insufficient equity to permit it to finance its activities without additional subordinated financial support or (ii) equity holders that lack the characteristics of a controlling financial interest. VIEs are consolidated by the primary beneficiary, which is the entity that has both the power to direct the activities that most significantly impact the entity’s economic performance and the obligation to absorb losses or the right to receive benefits from the entity that potentially could be significant to the entity. Variable interests in a VIE are contractual, ownership, or other financial interests that change with changes in the fair value of the VIE’s net assets. The Company continuously re-assesses at each level of the real estate entity whether the entity is (i) a VIE, and (ii) if the Company is the primary beneficiary of the VIE. If it was determined a real estate entity in which the Company holds an interest qualified as a VIE and the Company was the primary beneficiary, it would be consolidated.

The Company has determined that its real estate equity investments are not VIEs. As a result, the Company assesses consolidation under all other provisions of ASC 810. These provisions provide for consolidation for majority-owned entities through majority voting interest in the company providing control, or through determination of control by the Company being the general partner in a limited partnership or the controlling member of a limited liability company.

In assessing whether the Company is in control of and requiring consolidation of the limited liability company and partnership venture structures, the Company evaluates the respective rights and privileges afforded each member or partner (collectively referred to as “member”). The Company would not be deemed to control the entity if any of the other members have either (i) substantive kickout rights providing the ability to dissolve (liquidate) the entity or otherwise remove the managing member or general partner without cause or (ii) has substantive participating rights in the entity. Substantive participating rights (whether granted by contract or law) provide for the ability to effectively participate in significant decisions of the entity that would be expected to be made in the ordinary course of business.

The Company has determined that it does not have control under any of the above described circumstances, but does have significant influence; therefore, the Company accounts for these unconsolidated investments under the equity method. The equity method of accounting requires these investments to be initially recorded at cost and subsequently increased (decreased) for the Company’s share of net income (loss), including eliminations for the Company’s share of inter-company transactions, and increased (decreased) for contributions (distributions). The proportionate share of the results of operations of these investments is recorded in the Company’s earning or losses. The Company periodically reviews its investments for impairment based on projected cash flows from the entity over the holding period. When any impairment is identified, the investments are written down to recoverable amounts.

Investments in Real Estate Preferred Equity and Debt

The Company invests in mezzanine loans and preferred equity of entities that have significant real estate assets. The mezzanine loan is secured by a pledge of the borrower’s equity ownership in the property. Unlike a mortgage, this loan does not represent a lien on the property. Therefore, it is always junior and subordinate to any first-lien as well as second liens, if applicable, on the property. These loans are senior to any preferred equity or common equity interests. Purchasers of mezzanine loans benefit from a right to foreclose on the ownership equity in a more efficient manner than senior mortgage debt.

A preferred equity investment is an equity investment in the entity that owns the underlying property. Preferred equity is not secured by the underlying property, but holders have priority relative to common equity holders on cash flow distributions and proceeds from capital events. In addition, preferred equity holders may be able to enhance their position and protect their equity position with covenants that limit the entity’s activities and grant the holder the exclusive right to control the property after an event of default.

Mezzanine loans and preferred equity investments, where the risks and payment characteristics are equivalent to mezzanine loans, are accounted for as loans held for investment and are stated at unpaid principal balance, adjusted for any unamortized premium or discount and deferred fees or expenses, net of valuation allowances, if any. The Company accretes or amortizes any discounts or premiums and deferred fees and expenses over the life of the related loan receivable utilizing the effective interest method or straight line-method, if the result is not materially different. The Company evaluates the collectibility of both interest and principal of each loan, if circumstances warrant, to determine whether it is impaired. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is impaired, the amount of the loss accrual is calculated by comparing the carrying amount of the investment to the estimated fair value of the loan or, as a practical expedient, to the value of the collateral if the loan is collateral dependent. Mezzanine loans and preferred equity investments where the risks and payment characteristics are equivalent to an equity investment are accounted for using the equity method of accounting.

Interest income is accrued and recognized as revenue when earned according to the terms of the loans and when, in the opinion of management, it is collectible. The accrual of interest on loans is discontinued when, in management’s opinion, the interest is not collectible in the normal course of business, but in all cases when payment becomes greater than 90 days delinquent. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly liquid investments with a maturity date at the time of purchase of three months or less. The Company maintains cash and cash equivalent balances which, at times during the year, may exceed the amount insured by the Federal Deposit Insurance Corporation. The Company manages the risk of loss by banking with reputable financial institutions.

Investment Deposits

The Company advances funds to its investments in unconsolidated real estate entities for acquisition and due diligence expenses and earnest money deposits prior to the consummation of the underlying real estate transaction. The Company evaluates the likelihood of the real estate transaction closing prior to advancing any funds and, upon determination that the real estate transaction will not close, deposits are returned, net of any expenses incurred.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. As such, each member is responsible for the tax liability or benefit related to their distributive share of taxable income or loss. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. The Company’s tax returns are subject to examination by federal, state and local taxing authorities. Because many types of transactions are susceptible to varying interpretation under federal, state and local income tax laws and regulations, the amounts reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

The Company determines whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce members’ equity. The Company has assessed the tax positions of the Company’s federal, state and local tax returns for all open tax years since inception in 2013 through December 31, 2014, and has concluded that it has no material uncertain tax liabilities to be recognized.

Note 3 — Investments in Unconsolidated Real Estate Entities

At December 31, 2014, the Company held equity investments in four individual limited liability companies, with real estate entity operating partners, that own four multifamily apartment properties located in Katy, Texas; Durham, North Carolina; Little River, South Carolina; and Pooler, Georgia. At December 31, 2013, the Company held investments in two individual limited liability companies, with real estate entity operating partners, one of which owns the multifamily apartment property in Katy, Texas and one of which owns a home development property in Kiawah

Island, South Carolina. On June 30, 2014, the investment in the real estate entity related to the Kiawah Island property was distributed to the Common Members. The following is a summary of the Company’s ownership interest by property, which the Company accounts for under the equity method of accounting:

Property	Investment Date	Ownership Interest
Kiawah River View Investors LLC Kiawah Island, South Carolina	8/6/2013	50%(a)

Bent Tree JV Holdings, LLC Katy, Texas	9/23/2013	78%

Evergreens JV Holdings, LLC Durham, North Carolina	6/27/2014	85%

Summerchase LR Partners LLC Little River, South Carolina	10/7/2014	80%

WR Savannah Holdings, LLC Pooler, Georgia	11/17/2014	90%

(a)	Distributed to the Common Members on June 30, 2014.

The carrying amount of the Company’s investments in unconsolidated real estate entities was $26,998,011 and $5,609,344 at December 31, 2014 and 2013, respectively. A summary of financial information for the unconsolidated real estate entities (excluding the investment related to the Kiawah Island property) is as follows:

	December 31, 2014	December 31, 2013
Balance Sheets:
Real estate, net	$104,423,828	$21,425,684
Other assets	13,058,471	3,317,328
Total assets	$117,482,299	$24,743,012

Mortgages payable	$84,226,941	$16,784,794
Other liabilities	1,812,121	766,110
Total liabilities	86,039,062	17,550,904

Members’ equity	31,443,237	7,192,108
Total liabilities and members’ equity	$117,482,299	$24,743,012
	For the Year Ended December 31, 2014	For the Period Ended December 31, 2013
Operating Statements:
Rental and other revenues	$5,664,491	$873,338
Operating expenses	(3,025,543)	(438,457)
Income before acquisition costs, depreciation, amortization and mortgage interest	2,638,948	434,881
Acquisition costs	(1,381,688)	(515,428)
Depreciation and amortization	(6,180,265)	(1,484,876)
Mortgage interest	(1,581,811)	(217,469)
Net loss	$(6,504,816)	$(1,782,892)

Company’s share of net loss	$(5,449,933)	$(1,390,656)

The net assets of the unconsolidated real estate entity related to the Kiawah Island property were $4,943,925 at December 31, 2013. The net loss of this entity was $22,369 and $56,075 through the distribution date of June 30, 2014 and for the period ended December 31, 2013, respectively. The Company’s share of the net loss was $11,185 and $28,038 through the distribution date of June 30, 2014 and for the period ended December 31, 2013, respectively.

At December 31, 2014 and 2013, mortgage notes payable of the unconsolidated real estate entities consisted of the following:

Property	Date of Loan	Fixed Interest Rate	Maturity Date		For the Year Ended December 31, 2014	For the Period Ended December 31, 2013
Katy, Texas	7/29/2011	4.63%	8/1/2018(a	)	$13,716,295	$13,931,188
Katy, Texas	9/24/2013	5.07%	8/1/2018(a	)	2,813,646	2,853,606
Durham, North Carolina	6/30/2014	4.02%	7/1/2021(b	)	26,000,000	—
Little River, South Carolina	10/8/2014	4.44%	11/1/2024(c	)	7,760,000	—
Pooler, Georgia	11/17/2014	3.99%	12/1/2021(d	)	33,937,000	—
					$84,226,941	$16,784,794
Kiawah Island, South Carolina	8/7/2013	9.00%	9/1/2020(e	)	$—	$6,500,000

(a)	Requires monthly principal and interest payments based on a 30-year amortization schedule.
(b)	Requires monthly interest only payments until 8/1/2016, then monthly principal and interest payments based on a 30-year amortization schedule.
(c)	Requires monthly interest only payments until maturity.
(d)	Requires monthly interest only payments until 1/1/2019, then monthly principal and interest payments based on a 30-year amortization schedule.
(e)	Requires monthly interest only payments until 9/1/2020. This investment was distributed to the Common Members on June 30, 2014.

Note 4 — Investments in Real Estate Preferred Equity and Debt

At December 31, 2014, the Company held preferred equity and debt investments in three individual limited liability companies that own three multifamily apartment properties, two of which are located in Austin, Texas and one of which is located in San Antonio, Texas. At December 31, 2013, the Company did not hold any debt investments.

The following is a summary of the Company’s debt investments by property:

Investment	Acquisition Date	Investment Type	Interest Rate	Maturity Date
AHF – Waters at Bluff Springs, LLC Austin, Texas	7/1/2014	Mezzanine Loan	13.50%	11/1/2023

AHF – Waters at Elm Creek, LLC San Antonio, Texas	7/1/2014	Mezzanine Loan	13.50%	11/1/2023

NL/RB Monterey Ranch LLC Austin, Texas	10/29/2014	Preferred Equity	12.00%	11/2/2021

The carrying amount of the Company’s preferred equity and debt investments was $18,674,156 and $0 at December 31, 2014 and 2013, respectively.

Note 5 — Concentration of Risk

The geographic concentrations of credit risk and investments exceeding 10% of the aggregate investment in preferred equity, debt and equity as of December 31, 2014 and 2013, are as follows:

	December 31, 2014	December 31, 2013
Texas	50%	69%
Georgia	32%	N/A
North Carolina	11%	N/A
South Carolina	7%	31%

Note 6 — Members’ Equity

The Company’s membership interests are represented by two classes of units, Preferred Units and Common Units, as described in the Company’s Amended and Restated Limited Liability Company Agreement (the “Agreement”).

Preferred Members’ Equity

At December 31, 2014, the Company had 34,963,402 Preferred Units issued and outstanding which were issued at $1 per unit and a total capital commitment of $60,000,000. The Preferred Units are entitled to a preferred return of 10% per annum on the daily balances of such member’s Adjusted Capital Contribution, as defined in the Agreement, with respect to its Preferred Units, as measured from the date on which such Capital Contributions, as defined in the Agreement, were actually made. The Preferred Units have a liquidation preference of $34,963,402 and are not mandatorily redeemable. The preferred return is calculated and paid on a quarterly basis and was $921,045 for the year ended December 31, 2014, of which $671,045 was payable at December 31, 2014. The remaining net profit and net losses are allocated to the Common Members. At December 31, 2013, there were no Preferred Units issued and outstanding.

Common Members’ Equity

At December 31, 2014, the Company had 20,000,000 Common Units issued and outstanding which were issued at $1 per unit. On June 30, 2014, the Company distributed its investment in the real estate entity related to the Kiawah Island property and recorded a redemption of $2,460,778. At December 31, 2013, the Company had 9,550,000 Common Units issued and outstanding which were issued at $1 per unit.

Drag-Along Rights

If one or more Common Members holding, collectively, at least 51% of the Common Units (collectively, the “Dragging Member”), desire to have all the Common Members transfer all or substantially all of their Common Units to one or more persons that are not affiliates of the Dragging Member, then the Dragging Member shall have the right (the “Drag-Along Right”) but not the obligation, to require each other Common Member to tender for purchase to the third-party purchaser(s), on the same terms and conditions as apply to the Dragging Member, all of the Common Units of such Member.

Tag-Along Rights

If the Dragging Member proposes to sell more than 20% of his Common Units to a third-party purchaser in any transaction other than a public offering but does not exercise the Drag-Along Right, then each other Common Member shall have the right to include a pro rata amount of its Common Units in the transfer as further described in the Agreement.

Note 7 — Related Party Transactions

On June 26, 2014, the Company entered into a loan agreement with an affiliated entity for $4,339,500. The loan accrued interest at a rate of 10% per annum and was repaid on July 1, 2014. Related interest expense of $6,027 is included in professional fees and other expenses on the accompanying statement of operations.

On July 1, 2014, the Company purchased the AHF – Waters at Bluff Springs, LLC and AHF – Waters at Elm Creek, LLC mezzanine loans from an affiliated entity for unpaid principal balance and accrued interest.

On July 1, 2014, the Company entered into a management agreement with RiverBanc LLC (“RiverBanc”), an affiliated entity, pursuant to which RiverBanc administers the business activities and day-to-day operations of the Company and provides investment management services to the Company. The agreement has a term that will expire on June 30, 2017, subject to automatic annual one-year renewals thereafter. The management agreement provides for a base management fee of 1.50% per annum of the average Aggregate Common Capital Contribution, as defined in the management agreement, and an incentive management fee calculated as 20% of the excess of Core Earnings, as defined in the management agreement, over 8% of average Aggregate Common Capital Contribution. The Company incurred base management fees of $109,676 and no incentive management fees for the year ended December 31, 2014. The management fee payable was $70,277 at December 31, 2014.

Amounts due to RiverBanc for expense reimbursements were $9,667 at December 31, 2014 and are included in accrued expenses and other liabilities on the accompanying balance sheet.

Note 8 — Subsequent Events

The Company has evaluated subsequent events through February 25, 2015, the date which the financial statements were available to be issued, and has determined that except for the disclosures below, there were no subsequent event matters that require recognition or disclosure in the accompanying financial statements.

In January 2015, the Company made a $9,000,000 equity investment in an individual limited liability company with a real estate entity partner that owns a multifamily apartment property located in Lake Mary, Florida. The Company’s ownership interest is 80%. At December 31, 2014, the Company had an $840,000 investment deposit related to this investment which is included on the accompanying balance sheet.

Also in January 2015, the Company made a $5,900,000 mezzanine loan to a limited liability company with an ownership interest in a multifamily apartment property located in Lawrenceville, Georgia. The loan carries an interest rate of 12.00% and has a maturity date of April 1, 2025.

In conjunction with the funding of new investments in January 2015, the Company issued 14,060,000 Preferred Units at $1 per unit.

Station at Mason Creek

Independent Auditors’ Report

To the Members of
RB Multifamily Investors LLC

We have audited the accompanying financial statement of

STATION AT MASON CREEK

which comprises the statement of revenues in excess of certain expenses (“the Historical Summary”) for the year ended December 31, 2012 and the related notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Historical Summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restriction on Use

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the RiverBanc Multifamily Investors, Inc.’s registration statement on Form S-11) as discussed in Note 2 to the Historical Summary and is not intended to be a complete presentation of Station at Mason Creek’s revenues and expenses.

Opinion

In our opinion, the Historical Summary presents fairly, in all material respects, the revenues in excess of certain expenses discussed in Note 2 to the Historical Summary for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2015

Station at Mason Creek

Statements of Revenues in Excess of Certain Expenses
Six Months Ended June 30, 2013 (Unaudited) and Year Ended December 31, 2012

	Six Months Ended June 30, 2013	Fiscal Year End December 31, 2012
Revenues
Rental Revenue	$1,395,311	$2,602,638
Tenant Reimbursements and other income	150,417	236,596
Total revenues	1,545,728	2,839,234
Certain Expenses
Property operating expenses	371,239	729,055
Property taxes and insurance	250,020	573,611
Management and oversight fees	61,874	114,020
Total certain expenses	683,133	1,416,686
Revenues in excess of certain expenses	$862,595	$1,422,548

See accompanying notes to statements of revenues in excess of certain expenses.

Station at Mason Creek

Notes to Statements of Revenues in Excess of Certain Expenses

Six Months Ended June 30, 2013 (Unaudited) and Year Ended December 31, 2012

Note 1 – Business

Station at Mason Creek (the “Property”) consists of a 291-unit multifamily community located in Katy, Texas. RB Multifamily Investors LLC owns a 78% interest in a joint venture that purchased the Property on September 24, 2013.

Note 2 – Basis of Presentation

The Statements of Revenues in Excess of Certain Expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, as amended, for inclusion in RiverBanc Multifamily Investors, Inc.’s Registration Statement on Form S-11. Accordingly, the Historical Summary is not intended to be a complete presentation of the Property’s revenues and expenses.

Note 3 – Use of Estimates

The Historical Summary has been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 4 – Unaudited Interim Information

In the opinion of the Property’s management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation (in accordance with Basis of Presentation as described in Note 2) have been made to the accompanying unaudited amounts for the six months ended June 30, 2013.

Note 5 – Revenues

The Property contains multifamily housing units occupied under lease agreements with tenants with terms averaging one year or less. All leases are accounted for as operating leases. Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Some of the leases include provisions under which the Property is reimbursed for certain operating costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Other income consists of charges billed to tenants for utilities, garage rental, pets, administrative, application and other fees and is recognized when earned.

Note 6 – Certain Expenses

Certain expenses include only those costs expected to be comparable to the proposed future operations of the Property. Property operating costs include property staff salaries, utilities, landscaping, insurance, repairs and maintenance, and other general costs associated with operating the Property. Costs such as depreciation, amortization, interest, and professional fees are excluded from the Historical Summary.

Note 7 – Subsequent Events

In preparation of the accompanying Historical Summary, subsequent events were evaluated for recognition or disclosure through February 25, 2015, which is the date the Historical Summary was available to be issued.

The Flats @ 55Twelve

Independent Auditors’ Report

To the Members of
RB Multifamily Investors LLC

We have audited the accompanying financial statement of

THE FLATS @ 55TWELVE

which comprises the statement of revenues in excess of certain expenses (“the Historical Summary”) for the year ended December 31, 2013 and the related notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Historical Summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restriction on Use

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the RiverBanc Multifamily Investors, Inc.’s registration statement on Form S-11) as discussed in Note 2 to the Historical Summary and is not intended to be a complete presentation of The Flats @ 55Twelve’s revenues and expenses.

Opinion

In our opinion, the Historical Summary presents fairly, in all material respects, the revenues in excess of certain expenses discussed in Note 2 to the Historical Summary for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2015

The Flats @ 55Twelve

Statements of Revenues in Excess of Certain Expenses
Three Months Ended March 31, 2014 (Unaudited) and Year Ended December 31, 2013

	Three Months Ended March 31, 2014	Year Ended December 31, 2013
Revenues
Rental Revenue	$748,262	$2,909,386
Tenant Reimbursements and other income	70,749	267,135
Total revenues	819,011	3,176,521
Certain Expenses
Property operating expenses	239,967	1,419,744
Property taxes and insurance	81,123	326,961
Management and oversight fees	57,400	222,645
Total certain expenses	378,490	1,969,350
Revenues in excess of certain expenses	$440,521	$1,207,171

See accompanying notes to statements of revenues in excess of certain expenses.

The Flats @ 55Twelve

Notes to Statements of Revenues in Excess of Certain Expenses

Three Months Ended March 31, 2014 (Unaudited) and Year Ended December 31, 2013

Note 1 – Business

The Flats @ 55Twelve (the “Property”) consists of a 268-unit multifamily community located in Durham, North Carolina. RB Multifamily Investors LLC owns an 85% interest in a joint venture that purchased the Property on June 30, 2014.

Note 2 – Basis of Presentation

The Statements of Revenues in Excess of Certain Expenses (the “Historical Summary”) have been prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, as amended, for inclusion in RiverBanc Multifamily Investors, Inc.’s Registration Statement on Form S-11. Accordingly, the Historical Summary is not intended to be a complete presentation of the Property’s revenues and expenses.

Note 3 – Use of Estimates

The Historical Summary has been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 4 – Unaudited Interim Information

In the opinion of the Property’s management, all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation (in accordance with Basis of Presentation as described in Note 2) have been made to the accompanying unaudited amounts for the three months ended March 31, 2014.

Note 5 – Revenues

The Property contains multifamily housing units occupied under lease agreements with tenants with terms averaging one year or less. All leases are accounted for as operating leases. Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Some of the leases include provisions under which the Property is reimbursed for certain operating costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Other income consists of charges billed to tenants for utilities, garage rental, pets, administrative, application and other fees and is recognized when earned.

Note 6 – Certain Expenses

Certain expenses include only those costs expected to be comparable to the proposed future operations of the Property. Property operating costs include property staff salaries, utilities, landscaping, insurance, repairs and maintenance, and other general costs associated with operating the Property. Costs such as depreciation, amortization, interest, and professional fees are excluded from the Historical Summary.

Note 7 – Subsequent Events

In preparation of the accompanying Historical Summary, subsequent events were evaluated for recognition or disclosure through February 25, 2015, which is the date the Historical Summary was available to be issued.

Two Addison Place

Independent Auditors’ Report

To the Members of
RB Multifamily Investors LLC

We have audited the accompanying financial statement of

TWO ADDISON PLACE

which comprises the statement of revenues in excess of certain expenses (“the Historical Summary”) for the nine months ended September 30, 2014 and the related notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Historical Summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restriction on Use

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the RiverBanc Multifamily Investors, Inc.’s registration statement on Form S-11) as discussed in Note 2 to the Historical Summary and is not intended to be a complete presentation of Two Addison Place’s revenues and expenses.

Opinion

In our opinion, the Historical Summary presents fairly, in all material respects, the revenues in excess of certain expenses discussed in Note 2 to the Historical Summary for the nine months ended September 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2015

Two Addison Place

Statement of Revenues in Excess of Certain Expenses
Nine Months Ended September 30, 2014

Revenues
Rental Revenue	$1,370,900
Tenant Reimbursements and other income	191,633
Total revenues	1,562,533
Certain Expenses
Property operating expenses	687,208
Property taxes and insurance	339,168
Management and oversight fees	46,536
Total certain expenses	1,072,912
Revenues in excess of certain expenses	$489,621

See accompanying notes to statement of revenues in excess of certain expenses.

Two Addison Place

Notes to Statement of Revenues in Excess of Certain Expenses
Nine Months Ended September 30, 2014

Note 1 – Business

Two Addison Place (the “Property”) consists of a 325-unit multifamily community located in Pooler, Georgia for which construction was completed in 2014. RB Multifamily Investors LLC owns a 90% interest in a joint venture that purchased the Property on November 17, 2014.

Note 2 – Basis of Presentation

The Statement of Revenues in Excess of Certain Expenses (the “Historical Summary”) has been prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, as amended, for inclusion in RiverBanc Multifamily Investors, Inc.’s Registration Statement on Form S-11. Accordingly, the Historical Summary is not intended to be a complete presentation of the Property’s revenues and expenses.

Note 3 – Use of Estimates

The Historical Summary has been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 4 – Revenues

The Property contains multifamily housing units occupied under lease agreements with tenants with terms averaging one year or less. For the entirety of the nine month period ended September 30, 2014, the Property was in lease-up. All leases are accounted for as operating leases. Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Some of the leases include provisions under which the Property is reimbursed for certain operating costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Other income consists of charges billed to tenants for utilities, garage rental, pets, administrative, application and other fees and is recognized when earned.

Note 5 – Certain Expenses

Certain expenses include only those costs expected to be comparable to the proposed future operations of the Property. Property operating costs include property staff salaries, utilities, landscaping, insurance, repairs and maintenance, and other general costs associated with operating the Property. Costs such as depreciation, amortization, interest, and professional fees are excluded from the Historical Summary.

Note 6 – Subsequent Events

In preparation of the accompanying Historical Summary, subsequent events were evaluated for recognition or disclosure through February 25, 2015, which is the date the Historical Summary was available to be issued.

Terraces at Lake Mary

Independent Auditors’ Report

To the Members of
RB Multifamily Investors LLC

We have audited the accompanying financial statement of

TERRACES AT LAKE MARY

which comprises the statement of revenues in excess of certain expenses (“the Historical Summary”) for the year ended December 31, 2014 and the related notes.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Historical Summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Summary. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Restriction on Use

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the RiverBanc Multifamily Investors, Inc.’s registration statement on Form S-11) as discussed in Note 2 to the Historical Summary and is not intended to be a complete presentation of Terraces at Lake Mary’s revenues and expenses.

Opinion

In our opinion, the Historical Summary presents fairly, in all material respects, the revenues in excess of certain expenses discussed in Note 2 to the Historical Summary for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

/s/ HLB Gross Collins, P.C.

Atlanta, Georgia
February 25, 2015

Terraces at Lake Mary

Statement of Revenues in Excess of Certain Expenses
Year Ended December 31, 2014

Revenues
Rental Revenue	$2,680,223
Tenant Reimbursements and other income	438,831
Total revenues	3,119,054
Certain Expenses
Property operating expenses	1,335,158
Property taxes and insurance	252,341
Management and oversight fees	155,843
Total certain expenses	1,743,342
Revenues in excess of certain expenses	$1,375,712

See accompanying notes to statement of revenues in excess of certain expenses.

Terraces at Lake Mary

Notes to Statement of Revenues in Excess of Certain Expenses
Year Ended December 31, 2014

Note 1 – Business

Terraces at Lake Mary (the “Property”) consists of a 284-unit multifamily community located in Lake Mary, Florida. RB Multifamily Investors LLC owns an 80% interest in a joint venture that purchased the Property on January 8, 2015.

Note 2 – Basis of Presentation

The Statement of Revenues in Excess of Certain Expenses (the “Historical Summary”) has been prepared for the purpose of complying with the provisions of Rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission, as amended, for inclusion in RiverBanc Multifamily Investors, Inc.’s Registration Statement on Form S-11. Accordingly, the Historical Summary is not intended to be a complete presentation of the Property’s revenues and expenses.

Note 3 – Use of Estimates

The Historical Summary has been prepared on the accrual basis of accounting and require management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 4 – Revenues

The Property contains multifamily housing units occupied under lease agreements with tenants with terms averaging one year or less. All leases are accounted for as operating leases. Rental income is recognized as earned over the life of the lease agreements on a straight-line basis. Some of the leases include provisions under which the Property is reimbursed for certain operating costs. Revenue related to these reimbursed costs is recognized in the period the applicable costs are incurred and billed to tenants pursuant to the lease agreements. Other income consists of charges billed to tenants for utilities, garage rental, pets, administrative, application and other fees and is recognized when earned.

Note 5 – Certain Expenses

Certain expenses include only those costs expected to be comparable to the proposed future operations of the Property. Property operating costs include property staff salaries, utilities, landscaping, insurance, repairs and maintenance, and other general costs associated with operating the Property. Costs such as depreciation, amortization, interest, and professional fees are excluded from the Historical Summary.

Note 6 – Subsequent Events

In preparation of the accompanying Historical Summary, subsequent events were evaluated for recognition or disclosure through February 25, 2015, which is the date the Historical Summary was available to be issued.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.   Other Expenses of Issuance and Distribution.

The following table shows the fees and expenses, other than underwriting discounts, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee and the FINRA fee are estimated.

SEC Registration Fee	$	*
NASDAQ Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting and Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Miscellaneous Expenses		*
Total		*

*To be completed by amendment.

Item 32.   Sales to Special Parties.

On March 16, 2015, we issued 100 shares of our common stock to Kevin M. Donlon, our Chairman and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder. We will repurchase these shares for $1,000 upon completion of this offering.

Item 33.   Recent Sales of Unregistered Securities.

On March 16, 2015, we issued 100 shares of our common stock to Kevin M. Donlon, our President and Chief Executive Officer, in connection with the initial capitalization of our company for an aggregate purchase price of $1,000. The issuance of such shares was effected in reliance upon an exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D thereunder. We will repurchase these shares for $1,000 upon completion of this offering.

In connection with our formation transactions, we will issue an aggregate of shares of our common stock with an aggregate value of $ million, based on the estimated public offering price set forth on the front cover of the prospectus that forms a part of this registration statement, to our contributing investors who own interests in the investments comprising our initial portfolio as consideration in our formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in our formation transactions prior to the filing of this registration statement with the SEC. Prior to the filing of this registration statement, each such person consented to the contribution of their interests in the investments to our operating partnership or its subsidiaries. All of such persons are “accredited investors” as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Item 34.   Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision that eliminates such liability to the maximum extent permitted by Maryland law.

In addition, our charter authorizes us to obligate ourselves, and our bylaws obligate us to the maximum extent permitted by Maryland law in effect from time to time, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, trustee, partner, member or manager and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Maryland law requires us (unless our charter were to provide otherwise which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under Maryland law, we may not indemnify a director or officer who has been adjudged liable in a proceeding brought by or on behalf of us or in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or on behalf of us, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, Maryland law permits us to advance reasonable expenses to a director or officer upon our receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (b) a written undertaking by the director or officer or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that he or she did not meet the standard of conduct.

We also intend to enter into indemnification agreements with our directors and our executive officers providing for procedures for indemnification by us to the fullest extent permitted by Maryland law and advancement by us of expenses and costs relating to certain claims, suits or proceedings arising from their service to us.

We will obtain an insurance policy under which our directors and executive officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act of 1933, as amended.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act of 1933, as amended, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

Item 35.   Treatment of Proceeds From Stock Being Registered.

None.

Item 36.   Financial Statements and Exhibits.

(a)	Financial Statements. See page F-1 of the prospectus that forms a part of this Registration Statement for an index to the financial statements included in this prospectus.
(b)	Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.   Undertakings.

(a)	The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
(c)	Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(c)	The undersigned registrant hereby further undertakes that:
1)	For purposes of determining any liability under the Securities Act of 1933 the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
2)	For the purpose of determining any liability under the Securities Act of 1933 each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado on the   th day of         , 2015.

RIVERBANC MULTIFAMILY INVESTORS, INC.

By:
Kevin M. Donlon Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, each person whose signature appears below hereby constitutes and appoints Kevin M. Donlon, Stephen L. Hogue, Emily A. Stiller and Steven Brannan his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments and post-effective amendments to this Registration Statement and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

	Chairman and Chief Executive Officer (principal executive officer and principal financial officer)	, 2015
Kevin M. Donlon

	Chief Accounting Officer and Treasurer (principal accounting officer)	, 2015
Emily A. Stiller

EXHIBIT INDEX

The following exhibits are included in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Description
1.1	Form of Underwriting Agreement.*
3.1	Form of Articles of Amendment and Restatement.*
3.2	Form of Amended and Restated Bylaws.*
4.1	Form of common stock certificate.*
5.1	Opinion of Venable LLP.*
8.1	Opinion of Hunton & Williams LLP.*
10.1	Form of Second Amended and Restated Limited Liability Company Agreement of RB Multifamily Investors LLC.*
10.3	First Amended and Restated Agreement of Limited Partnership of RiverBanc Multifamily LP.*
10.4	Form of Management Agreement by and among RiverBanc Multifamily Investors, Inc., RiverBanc Multifamily LP, RB Multifamily Investors LLC and RiverBanc LLC.*
10.5†	RiverBanc Multifamily Investors, Inc. 2015 Equity Incentive Plan.*
10.6	Form of Indemnification Agreement between RiverBanc Multifamily Investors, Inc. and each of its directors and officers.*
10.7	Form of Registration Rights Agreement.*
10.8†	Form of LTIP Unit Award Agreement.*
10.9	Form of Contribution Agreement by and among Donlon Family LLC, New York Mortgage Trust, Inc., JMP Holding LLC, RiverBanc Multifamily LP and RiverBanc Multifamily Investors, Inc.*
10.10	Form of Contribution Agreement by and among RB Commercial Mortgage LLC, RiverBanc Multifamily LP and RiverBanc Multifamily Investors, Inc.*
21.1	List of Subsidiaries.*
23.1	Consent of Venable LLP (included in Exhibit 5.1).*
23.2	Consent of Hunton & Williams LLP (included in Exhibit 8.1).*
23.4	Consent of HLB Gross Collins, P.C.*
24.1	Power of Attorney (included in the signature page to this registration statement).*
99.1	Consent of independent director nominee.*
99.2	Consent of independent director nominee.*
99.3	Consent of independent director nominee.*

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.